AYA GOLD & SILVER INC.

NI 43-101 & 43-101F1
TECHNICAL REPORT

DATE: DECEMBER 16, 2025
SIGNING DATE: DECEMBER 16, 2025

TECHNICAL REPORT

Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco

LONGITUDE 7°44’50” WEST AND LATITUDE 30°43’42” NORTH
UTM NAD 83 ZONE 29N 6,199,930 m EAST AND 3,400,170 m NORTH

Prepared by
Olivier Bertoli, M.Eng.
Abraham Whaanga, B.Sc.
Honza Catchpole, PhD, P.Geo.

Prepared by
David Lalonde, P.Geo.
Raphaël Beaudoin, P.Eng.
Patrick Pérez, P.Eng.
Sebastian Humphrey, P.Eng.
David Vilder, C.Env.

GOLD & SILVER

Exhibit 99.86
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS

SIGNATURE PAGE
AYA GOLD & SILVER INC.
Aya Gold & Silver inc.
1320 Graham Boulevard, Suite 132, Mont-Royal,
Québec, Canada, H3P 3C8
Effective Date: December 16, 2025
Signing Date: December 16, 2025
QUALIFIED PERSONS
Prepared by:

(signed and sealed)	[Signed and sealed]
Olivier Bertoli, FAusIMM, MSc, M.Eng.	David Lalonde, P.Geo.
Principal Geostatistician	VP Exploration
RSC Consulting Ltd	Aya Gold & Silver inc.

[Signed and sealed]	[Signed and sealed]
Abraham Whaanga, B.Sc., MAusIMM (CP)	Raphaël Beaudoin, P.Eng.
Senior Resource Geologist	VP Operations
RSC Consulting Ltd	Aya Gold & Silver inc.

[Signed and sealed]	[Signed and sealed]
Honza Catchpole, PhD, P.Geo.	Patrick Pérez, P.Eng.
Senior Exploration Geologist	Director, Technical Services
RSC Consulting Ltd	Aya Gold & Silver inc.

[Signed and sealed]
Sebastian Humphrey, P.Eng.
Project Manager
Aya Gold & Silver inc.

[Signed and sealed]
David Vilder, C.Env.
Director, ESG
Aya Gold & Silver inc.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
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AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
List of Tables
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS

Table 11-9Summary statistics for DLS testing (DLS in °/m)	122
Table 11-10Nearest RC-DD neighboring sample pair statistics at a 5-m distance for the low-grade domain (LG10), and 10-m distance for the medium-grade (MG60) and high-grade domain (HG150).	125
Table 11-11Comparison of T28 and DD nearest neighbor sample pairs.	128
Table 11-12Precision summary of first-split to third-split duplicates/repeats prepared and analyzed at Afrilab	130
Table 11-13Precision summary of second-split repeats prepared and analyzed at ALS	132
Table 11-14Summary of accuracy and precision for client-inserted CRMs since 2020* for periods where the analytical process was in control.	137
Table 11-15Summary of client-inserted CRMs for the period since 2020, separating periods in which the analytical process was not in control.	139
Table 11-16Summary of accuracy and precision for client-inserted CRMs since January 2025.	142
Table 11-17Summary of accuracy and precision for laboratory internal CRMs since March 2025.	142
Table 12-1Overview of Aya Ag values database exports verified against Afrilab assay certificates.	144
Table 12-2Examples of mismatching sample IDs in Aya database and Afrilab assay certificates (n=4,330).	145
Table 12-3Comparison of mean densities from repeat samples and overall mean averages for different lithology groups.	146
Table 12-4Precision summary for repeat verification sampling.	147
Table 13-1Main Composite Lithology	152
Table 13-2Variability Sample Deposit Zone	153
Table 13-3Zgounder Sample Head Assays	155
Table 13-4Comparison of the Model Mineral Abundance of the Main Composite Sample and the VAR-4 Sample	156
Table 13-5Comminution Tests Summary	157
Table 13-6Gravity Separation Test Results Summary	158
Table 13-7E-GRG Test Results Summary	159
Table 13-8Locked Cycle Test Results Summary	161
Table 13-9Aqua Regia Acid Leach Test Results	166
Table 13-10Variability Samples for All Flowsheet Options	167
Table 13-11Zgounder Plant Flotation Concentrate Cyanidation Test Results Summary	168
Table 13-12Zgounder Historical Tailings Whole Ore Cyanidation Test Results Summary	168
Table 13-13Flowsheet option comparison	170
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
List of Figures

Figure 1-2LOM production profile at Zgounder	7
Figure 4-1Location of the Zgounder Mine Property	21
Figure 4-2Land Tenure in the Zgounder Property Area	22
Figure 5-1Access to the Zgounder Mine from Agadir and Marrakech	25
Figure 5-2Monthly Precipitation and Temperature Averages at Askaoun	26
Figure 6-1Evidence of Ancient Operations	29
Figure 6-2Level maps of the 2000 Level by SOMIL showing underground drifts and geological mapping	30
Figure 6-3Longitudinal Projection of the Western Zone by SOMIL Displaying the Ancient Excavation Areas at the Zgounder Silver Mine	30
Figure 6-4Infrastructure from the SOMIL Period at Zgounder	31
Figure 6-5Southward View of Oxidized Waste Dump Resulting from the Ancient Mine Workings at the Zgounder Silver Mine	32
Figure 6-6BRPM Waste Dumps at Zgounder	33
Figure 7-1Regional Geology of the Anti-Atlas Mountain Belt	39
Figure 7-2Geology of the Zgounder Property	40
Figure 7-3Geology of the Siroua Inlier, Anti-Atlas	41
Figure 7-4Property Geology of the Zgounder Area	43
Figure 7-5Geology of the Zgounder mining license.	44
Figure 7-6Zgounder: simplified geological model at the deposit scale	45
Figure 7-7Structural development of the rhyolite-metasedimentary contact along with Ag mineralization	47
Figure 7-8Paragenetic sequence of the Zgounder deposit	48
Figure 7-9Dominant silver mineralization styles in Zgounder metasediments (A: fracture filling, B: disseminated)	49
Figure 7-10Other silver mineralization styles in Zgounder metasediments (A: hydrothermal breccias, B: veins, C: sulfosalts)	50
Figure 7-11Mineralization cross-cutting intrusive rocks. A: Fracture-filling Ag in rhyolite (VIB) proximal to rhyolite-metasediments contact. B: Granitic dyke (I1B) surrounded by metasediments (S1) with fracture-filling Ag	51
Figure 8-1Position of Zgounder in a schematic epithermal deposit model	53
Figure 9-1Zgounder WorldView-3 Clay/Chlorite/Iron mineral map.	55
Figure 9-2Zgounder Calculated Vertical Derivative (CVG) of Reduced to Pole (RTP) Total Magnetic Intensity (TMI).	57
Figure 9-3Area and lines cover by the Groundborne Electrical Resistivity Tomography (ERT) and Time Domain Induced Polarization (TDIP) survey.	58
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS

Figure 9-4Area and lines cover by the ground magnetic survey (WalkMag)survey.	59
Figure 9-5Model Resistivity Section – Block 1 – Line-1	60
Figure 9-6RTP product from ground magnetic survey (WalkMag)survey	60
Figure 9-7Rock sampling and soil sampling over the Zgounder mining license	62
Figure 10-1Surface diamond drill hole distribution over Zgounder deposit.	67
Figure 10-2Surface reverse circulation drill hole distribution over Zgounder deposit.	68
Figure 10-3Underground diamond drill (left); surface diamond drill (right)	70
Figure 10-4RC rig in operation	71
Figure 10-5Plan View - Significant Intercepts and Other Collar locations (Black: Significant Intercepts, Red: Surface DD, Green: Underground DD, Grey: RC)	76
Figure 10-6Section 1 - Significant Intercepts	77
Figure 10-7Section 2 - Significant Intercepts	78
Figure 11-1Zgounder RC sample processing flow chart. After the RC sample was taken, the processes for sample preparation and analysis were identical to those used for DD	80
Figure 11-2Zgounder DD sample processing flow chart. Afrilab inserts additional quality control samples	81
Figure 11-3Measurement of BD of drill core samples	83
Figure 11-4Flow chart of RSC's QA review process	88
Figure 11-5Splitting of an RC sample to obtain a quarter duplicate	91
Figure 11-6Underground percussion drilling. (A) Jack hammer percussion drilling; (B) sample collection in a barrel	92
Figure 11-7Diamond drill hole core recovery for 2020–2025 averaged per hole over time (top), and overview of completed surface and underground diamond drill holes with and without recovery data (bottom)	99
Figure 11-8Total weights (sample + bulk sample) and the variance (precision) of weights per RC drill hole	100
Figure 11-9Average core recovery and the variance (precision) per RC drill hole	100
Figure 11-10Time-integrated relative difference plots for RC quartering duplicates (Afrilab)	101
Figure 11-11Time-integrated relative difference plots for second-split DD duplicates (Afrilab coarse repeats)	102
Figure 11-12Client-inserted coarse blank samples analyzed by Afrilab for Ag during 2020–2025. The red line represents the10 ppm Ag threshold for blank failure.	103
Figure 11-13Screen size testing control chart for crushing (left) and pulverizing (right). For both tests, 1,096 results are not shown as reported without a date, but all plot above the 85% thresholds.)	103
Figure 11-14Time-integrated relative difference plots for second-split DD duplicates (ALS coarse repeats)	104
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS

Figure 11-15Client-inserted coarse blank samples analyzed by ALS Zgounder for Ag during 2025. The red line represents the10 ppm Ag threshold for blank failure.	105
Figure 11-16Laboratory internal coarse blank samples analyzed by ALS Zgounder for Ag during 2025 by MP-AES (left) and FA (right). The red line represents the 10 ppm and 50 ppm Ag threshold for blank failure, respectively.	105
Figure 11-17ALS screen size test results after crushing (left) and pulverizing (right).	106
Figure 11-18Time-integrated relative difference plots for Afrilab third-split pulp repeats: 0.5-g splits for AR digestion and AAS finish (top); 30-g splits for FA with gravimetric finish (bottom)	107
Figure 11-19Time-integrated relative difference plots for ALS third-split pulp duplicates. MP-AES (top); FA (bottom)	108
Figure 11-20Period of use and total number of CRM analyses at Afrilab. Aya inserted (left); laboratory internal (right)	110
Figure 11-21Heat map for client CRM performance for AR-AAS and FA at Afrilab	111
Figure 11-22Control plot for client-inserted CRM OREAS 139 by AR-AAS at Afrilab	111
Figure 11-23Control plot for client-inserted CRM OREAS 353b by AR-AAS at Afrilab.	112
Figure 11-24Laboratory weights of client CRMs as reported on Afrilab certificates from 2021–2025 (not showing 96 CRMs above 140 g)	113
Figure 11-25Heat map for client-CRM performance processing all Ag results as AR- AAS at Afrilab. OREAS 353 was excluded as it does not have a certified value for Ag by acid digestion	113
Figure 11-26Heat map for laboratory internal CRM performance at Afrilab	115
Figure 11-27Control plot for laboratory internal CRM OREAS 602b by AR-AAS at Afrilab. Four distinct periods are indicated	115
Figure 11-28Control plot for laboratory internal CRM OREAS 353 by FA at Afrilab. with five distinct periods indicated	116
Figure 11-29Period of use and total number of CRM analyses at ALS. Aya inserted (left); ALS laboratory internal (right)	117
Figure 11-30Heat map for ALS client-CRM performance at ALS Zgounder, processing all Ag results as acid digest and MP-AES.	118
Figure 11-31Control plot for client-inserted CRM OREAS 317 by MP-AES at ALS.	119
Figure 11-32Control plot for client-inserted CRM OREAS 353b by MP-AES at ALS. Due to insufficient CRM material no 30-g FA analyses were carried out.	119
Figure 11-33Heat map for internal CRM performance at ALS Zgounder. KLEN 74589 and OxQ153 were analyzed by FA, the remaining CRMs by MP-AES	120
Figure 11-34Control plot for laboratory internal CRM OREAS 315 by MP-AES at ALS.	121
Figure 11-35Control plot for laboratory internal CRM OREAS 353b by MP-AES at ALS Zgounder	121
Figure 11-36DLS and monthly count of total survey points over time (excludes the single high DLS value of 3.8 in February 2023	123
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS

Figure 11-37DD core recovery versus Ag grade, excluding 17 samples with recoveries above 120%	124
Figure 11-38Nearest RC-DD neighboring sample pairs at a 5-m distance for the low- grade domain (LG10). QQ plot (left); distance histogram (right)	125
Figure 11-39RC estimated recovery versus Ag grade	126
Figure 11-40Nearest DD-T28 box-plots at a 2.4-m distance for the high-grade domain (HG150); DD (left); T28 (right).	127
Figure 11-41Nearest DD-T28 omnidirectional variograms at a 2.4-m distance for the high-grade domain (HG150); DD (left); T28 (right).	127
Figure 11-42Scatter plot of density vs Ag within the lithological group Sediment (left); box-plot of densities (g/cm³) of key lithological groups (right)	129
Figure 11-43Results of ‘first-split’ (quartering) duplicates for Ag from RC drill holes.Scatter plot (left); QQ plot (right)	130
Figure 11-44Results of second-split repeats for Ag from DD drill holes. Scatter plot (left); QQ plot (right)	131
Figure 11-45Results of second-split repeats for Ag from DD drill holes at ALS. Scatter plot (left); QQ plot (right)	133
Figure 11-46Results of Afrilab third-split repeats via AR-AAS for samples from DD and RC drill holes. Scatter plot (left); QQ plot (right).	135
Figure 11-47Results of Afrilab third-split repeats via FA for samples from DD and RC drill holes. Scatter plot (left); QQ plot (right).	135
Figure 11-48Results of ALS fourth-split repeats via MP-AES for samples from DD and RC drill holes. Scatter plot (left); QQ plot (right)	136
Figure 11-49Results of ALS fourth-split repeats via FA for samples from DD and RC drill holes. Scatter plot (left); QQ plot (right)	137
Figure 11-50Afrilab internal CRMs with statistically significant bias for five periods of special cause variation	138
Figure 11-51Results of Afrilab (original) - ALS (umpire) analyzed by AR-AAS at Afrilab and FA at ALS. Scatter plot (left); QQ Plot (right). Three suspected sample swaps are excluded.	141
Figure 11-52Results of Afrilab (original) - ALS (umpire) analyzed by FA at both laboratories. Scatter plot (left); QQ plot (right). Two suspected sample swaps excluded.	141
Figure 12-1Relative difference plot of Ag pairs from database against laboratory certificates. Pairs that are not on the zero line have Ag values that do not match the certificates and Aya database entries.	145
Figure 12-2Results of repeat verification sampling against original sample results for DD holes. Scatter plot (left); QQ plot (right).	147
Figure 12‑3Systematic sample shifts of intervals between original and repeat samples for drill holes ZG-21-15 and ZG-21-21.	148
Figure 12-4Results of repeat verification sampling against original sample results for DD holes, excluding 73 samples from drill holes ZG-21-15 and ZG-21-21.	148
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS

Figure 13-1Preliminary Mining Zone Map	151
Figure 13-2Main Composite Sample Preparation Flowsheet	152
Figure 13-3VAR-1 Sample Preparation Flowsheet	153
Figure 13-4VAR-2-5 Sample Preparation Flowsheet	154
Figure 13-5Whole Ore Rougher Flotation – Effect of Grind Size with and without CuSO4	160
Figure 13-6Whole Ore Cleaner Flotation – Grade-Recovery Curve	160
Figure 13-7Locked Cycle Tests (LCTs) 1 and 2 Flowsheet	161
Figure 13-8Locked Cycle Test (LCT) 3 Flowsheet	161
Figure 13-9Flowsheet 1 – Whole Ore Cyanidation	163
Figure 13-10Main Comp Whole Ore Cyanidation Leach Kinetics at 71 μm	163
Figure 13-11Main Comp Whole Ore Cyanidation Leach Kinetics at 2 g/l NaCN	164
Figure 13-12Flowsheet 2 – Gravity + Gravity Tailings Cyanidation	164
Figure 13-13Flowsheet 3 – Gravity + Flotation + Cyanidation	165
Figure 14-1Flow chart illustrating the TECT litho-structural model workflow.	182
Figure 14‑2Plan view of TECT’s structural domains.	183
Figure 14‑3Plan view of Aya’s simplified structural domains.	183
Figure 14‑4Schematic representation of different grade architectures: mosaic (top), model with no edge effect when leaving the waste domain (bottom left), and diffusive model (bottom right).	185
Figure 14‑5Ratio of cross to simple indicator downhole variograms for the DD and RC drill hole population.	186
Figure 14‑6Structural disks and form interpolants in TECT’s structural domains.	187
Figure 14‑7LG10 Indicator domain using structural orientations (left) and geology geometric trends (right).	188
Figure 14‑8Indicator shapes for the LG10 domain (iteration 1 in blue, iteration 2 in red).	188
Figure 14‑9Improved continuity at depth in the LG10 domain, perspective view looking NNE.	189
Figure 14‑10Indicator domains for the open pit area in version 1 (left) and version 2 (right).	189
Figure 14‑11Density grouped by litho-structural model	190
Figure 14‑12Log histogram of the LG10 domain, 2-m composites.	192
Figure 14‑13Log histogram of the MG60 domain, 2-m composites.	193
Figure 14‑14Log histogram of the HG150 domain, 2-m composites.	193
Figure 14‑15Histogram of density.	194
Figure 14‑16Omnidirectional variogram for the LG10 domain.	195
Figure 14‑17Back-transformed variogram for the HG150 domain.	195
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 1
1.0EXECUTIVE SUMMARY
Aya Gold & Silver Inc. ("Aya" or the "Corporation") has prepared this technical to provide updated information, including  updated estimates of Mineral Resources and Mineral Reserves for the Zgounder deposit. The information in this technical report will be used to support the Corporation's public disclosure surrounding the
Zgounder Property. Aya, a reporting issuer, trades on the TSX under the symbol “AYA” and has its head office located at Suite 132, 1320 Graham, Ville Mont-Royal, Québec, H3P 3C8.
This Technical Report was prepared by Aya and incorporates the work of Qualified Persons (QPs) from Aya, and RSC Consulting Ltd. The effective date of this Technical Report is December 16, 2025, and information in this Technical Report is current as of that date unless otherwise specified. This Technical Report has been prepared in accordance with the Canadian disclosure requirements under National Instrument 43-101
Standards of Disclosure for Mineral Projects (NI 43-101) and the requirements of Form 43-101 F1. The
Company is considered a “producing issuer” as defined in Part 1.1 of National Instrument 43-101 (NI 43-101).
1.1PROPERTY DESCRIPTION AND LOCATION
The Zgounder Silver Mine (Zgounder, the Zgounder Mine, or the Project) is located in the province of
Taroudant, Kingdom of Morocco, in the central part of the Anti-Atlas Mountain. It is situated approximately
215 km south of the city of Marrakech, 220 km east of the city of Agadir and 140 km west of the city of
Ouarzazate.
The Zgounder exploitation licence 393459 (formerly exploitation permit No. 2306) covers 16 km2 and is valid until October 17, 2027 (as of June 18, 2025 date of title opinion for Zgounder by Dentons Morocco, for Aya
Gold & Silver Inc.). It includes the Zgounder mine, tailing facilities, mine infrastructure and camp.
1.2ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
PHYSIOGRAPHY
Zgounder is accessible from the City of Agadir via well-maintained paved highways N10 and P1706 that run east for 205 km to Taliouine in the Taroudant Province. Most of the remaining 61 km to the Mine are via a paved road to the village of Askaoun. The final five (5) km drive to the Mine site is via a dirt road that could be upgraded.  A 225-km paved road from Marrakesh to Askaoun via Agouim, is presently under construction.
The Zgounder Mine is located between 1,925 and 2,200 MASL, on the western flank of the Siroua Massif of the Anti-Atlas Mountains. This region is separated from the influence of the Mediterranean climate by the High
Atlas Mountains to the north, and therefore, shares the Sahara climate. Vegetation is limited to minor alpine flowers, mosses, lichens and small evergreen trees. Wheat is cultivated.
The main villages are located near rivers for water sources and select vegetation (cereals, vegetables and some trees). The local population is exclusively Amazigh with a semisedentary lifestyle. The economy is principally supported by livestock, agriculture and food trade (saffron, potatoes, dates), and manufacture of traditional carpets. Basic supplies, such as food and limited accommodation, are available at Askaoun. The larger City of Talioune offers more amenities and services. Special items must be purchased from Agadir. The mining manpower for Zgounder resides in nearby villages, located from 5 km to 10 km from the Mine site.
Skilled labour is available in nearby villages and some inhabitants were employees of previous operators of the Zgounder Mine. Mine site facilities include crew houses, offices, drill core shack, a mine portal and trails linking mine entrances. Power is connected to the national grid by an electrical station.
1.3HISTORY
The Zgounder Silver Deposit has a long history of intermittent exploration and mining activities from ancient times to present day. Zgounder was first exploited between the 10th and 12th Century mainly in exposed oxidized zones with native silver stringers in veins.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 2
Modern history commenced with the Bureau de Recherches et Participations Minières (BRPM) and the
completion of several drilling campaigns between 1950-1979. The Société Minière de Sidi Lahcen (SOMIL) a
subsidiary company from the BRPM started mining activity in 1982. Production ceased in 1990 due to the drop of the silver price below $ 5/oz. During that period the SOMIL mined exclusively underground; extracting approximately 500,000 tonnes at an average grade of 330 g/t Ag, for a total of 5.3 Moz of silver.
Despite the cessation of mining production, BRPM continued exploration activities until the project was ceded in 1999. In 2002, Comagnie Miniere de Touissit ("CMT") looked at resuming mining production; over 2 years, they conducted exploration drilling from surface and underground. In parallel, CMT also developed 980 m of exploration underground cross-cuts and  drives.
The Corporation acquired Zgounder in January 2012 and directly committed to rehabilitate dormant infrastructures. In 2014, the Corporation commissioned GoldMinds Geoservices Inc. (GMG) to prepare the first Mineral Resource estimate and a Preliminary Economic Assessment (PEA) in compliance with NI 43-101 for the Zgounder Mine, in order to resume mining and exploitation. Aya publicly disclosed a Pre-Feasibility
Study (PFS) on May 2014, which was jointly prepared by GMG and SGS. Processing operations commenced in
July 2014 and Aya announced the first silver pour in August 2014 and production of the first 20 silver ingots.
In 2018, the Corporation released a Preliminary Economic Assessment (PEA) that included the construction of a new flotation plant. The plant was completed in early 2019, commissioned in April, and achieved commercial production in May 2019.
In 2021, Aya mandated P&E Mining Consultants Inc. (P&E) to prepare a new Mineral Resource Estimate (MRE)
based on new drilling information. The MRE was prepared in October 2021 and a subsequent update was completed in December 2021. The new MRE estimate supported the project expansion for the 2022 Feasibility
Study.
1.4GEOLOGICAL SETTING, MINERALIZATION, DEPOSIT TYPE
Zgounder is located on the northwestern flank of the Siroua inlier, near the central part of the Anti-Atlas. The
Zgounder deposit, within the Siroua inlier, is dominated by Neoproterozoic volcano-sedimentary rocks of the
Sarhro Group. Within this sequence, the Tadmant Rhyolite intrudes the greywackes of the Sarhro Group.
Deformation of the Sarhro Group was followed by the emplacement of the Assarag intrusive suite, which includes the Askaoun Batholith, at the far west of Zgounder. Subsequent post-orogenic collapse produced a series of extensional basins and the deposition of the volcano-sedimentary Ouarzazate Group, which overlies the older units unconformably. Post-orogenic collapse also generated a network of N-, E-, NE-trending conjugate faults and fractures.
The deposit occurs along the northern contact between the Tadmant Rhyolite/dolerite intrusion and laminated siltstones of the Imghi Formation, western segment of the Sarhro Group. Both units strike approximately east–west, and the sedimentary beds dip steeply (~70°) southward. The rhyolite–sediment contact is subvertical and irregular. The deposit trends west over 1 km, from the eastern granophyre, Assarag Suite, contact at surface westward to the Zgounder Fault, a major north-trending subvertical structure. Further east, the Ouarzazate Group volcanics, consisting of horizontally stacked ignimbrites, overlie the intrusive contact.
The granophyre outcrops at surface in the east and extends westward beneath the Imghi sediments at a shallow (~30°) dip toward the WSW, where it transitions into more granitic and granodioritic phases.
Zgounder structural framework is typically characterized by pinch-and-swell structures with intense brecciation, associated damage zones on both sides of the fault, multiple minor structures in close. The deposit-scale principal structures-oriented E–W are interpreted as relatively late, brittle faults. These faults crosscut and have possibly re-activated NNW- to NE-oriented conjugate fault sets. The apparent dip-slip movement on the E-striking principal fault may have led to the development of drag fold or ‘rip-up’ features at the rhyolite-metasediments contact, creating a high strain corridor. Enhanced permeability were created along pre-existing faults and fault intersections at the rhyolite-metasediments contact, in which subsequent Ag deposition was facilitated by Ag-rich circulating fluids.
The Ag mineralization in the metasediments is predominately fracture filling or disseminated but can also be associated with hydrothermal breccias and quartz veins. Locally, silver occurs as fracture-filling hosted by the younger intrusive units—both within the rhyolite at the metasediment contact and within centimeter-thick granite offshoots that intrude the metasediments.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 3
Mineralization at Zgounder can be separated into two successive paragenetic stages (Essarraj et al., 1998;
Marcoux and Wadjinny, 2005). The first stage (Fe-As) was pyrite and arsenopyrite with rare native Ag. The second stage (Ag-Zn-Pb-Cu-Hg) is characterized by native Ag-Hg amalgam and small quantities of the Ag-
sulphide acanthite. Other subordinate Ag mineral species include polybasite, pearceite and argentiferous sulphosalt minerals (proustite, tennantite and tetrahedrite). Additional sulphide minerals, such as pyrite, galena, sphalerite and chalcopyrite, are accompanied by the gangue minerals quartz, chlorite and carbonate.
The age of Ag mineralization is poorly constrained, but it is known to postdate the volcano-sedimentary units at Zgounder due to crosscutting relationships. It has been interpreted to be coeval with the magmatic event responsible for the emplacement of the Askaoun batholith.
Zgounder has been described as an epithermal Ag–Hg system, associated with felsic magmatism and hydrothermal activity. Although some geological, structural, mineralogical, and geochemical observations support this interpretation, recent field and drilling evidence indicate a mesothermal character of the mineral deposit. These findings indicate the need for further refinements of the genetic model and warrant further investigation as part of the Company’s ongoing geological evaluation.
1.5EXPLORATION AND DRILLING
The exploration activities conducted within the Zgounder mining license area by Aya has focused on improving geological understanding and identifying new zones of mineralization. Work completed since the previous MRE (December 2021) includes drilling, regional and detailed geological mapping, mineral prospecting, stream-sediment and rock sampling, acquisition of hyperspectral imagery, and both airborne and ground geophysical surveys.
Since the December 2021 MRE, and up to the effective date of this report, a total of 158,459 m of diamond drilling has been completed from both surface and underground platforms. In addition, 46,552 m of reverse circulation (RC) drilling and 69,966 m of underground percussion drilling (YAK-T28-T23) have been completed across the Zgounder property. Drilling programs were designed to address specific objectives:
(A) Diamond drilling, conducted from surface and underground, has supported near-mine exploration, resource delineation at the deposit scale, definition drilling, and underground grade control.
(B) Underground percussion drilling has been systematically employed for orebody definition and operational grade control.
(C) Reverse circulation drilling, executed from surface, has been used to support grade control, define potential open-pit limits, and evaluate near-surface extensions of mineralization.
1.6SAMPLE PREPARATION, ANALYSES AND DATA VERIFICATION
The QP (Honza Catchpole) confirms that the processes, and the quality of samples and associated data, as determined by their accuracy and precision, meet the Zgounder data quality objective of being fit for the purpose of classifying Mineral Resources estimates in the Measured, Indicated, and Inferred categories, in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines (CIM, 2019).
The processes underlying the collection of informing data reflects mostly good practice and the risk with respect to the data quality objective is low, in a few cases low to medium. The QP notes that the RC primary samples have a low average recovery (40–60%) and grade bias is significant when compared with paired diamond drilling (DD) sample results. The QPs (Abraham Whaanga and Honza Catchpole) note a moderate risk and consider that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral Resource, but not for a Measured Mineral Resource.
Verification completed by the QP (Honza Catchpole), or under the direct supervision of the QP, only uncovered minor inconsistencies with respect to the drilling, logging and sampling processes. A repeat sampling program with 740 quarter core samples from 31 DD holes covering a representative spread of Ag values from the mineralized zones, included samples with low-, intermediate- to high-grade Ag concentrations. Results of this program demonstrate no bias for Ag >100 ppm, and a positive average bias of ~25% towards the repeat samples for Ag <100 ppm (i.e. indicating that Ag in the database is underreported for values below 100 ppm).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 4
1.7MINERAL PROCESSING AND METALLURGICAL TESTING
Various levels of metallurgical testwork has been carried out since 1979. The most significant testwork, which served as the basis for the mill design, was performed in 2021 by SGS Lakefield. The interpretation and analysis of this test work results were carried out by DRA. This analysis was then used to determine the process design basis and flowsheet of the new Plant # 1 for the Feasibility Study.
Since the completion of the Feasibility Study, modifications were made to the process flowsheet, and the flotation circuit was removed in favor of a cyanidation plant with a gravity circuit. This resulted in additional testwork being completed in 2022-2023.
From the test work results, the following findings were used for determination of the process flow diagrams and design criteria:
•Based on the mineralogical examination, the anticipated silver recoveries were expected to be in the high 80% to low 90% range. This was confirmed throughout the test program.
•The ore can be considered to be very hard, with all samples testing in the 90th-100th percentile of hardness.
•The E-GRG number for the Main Comp was 33.8%, indicating that the inclusion a gravity circuit in the final flowsheet is justified.
•Flotation tests confirmed that the gravity tailings are amenable to flotation. The flotation option was retained during the Feasibility Study, however the direct cyanidation of the gravity tailings option was ultimately selected for engineering and construction.
•Cyanidation testwork showed that the best recoveries are achieved at extended durations and high cyanide levels.
•Merrill-Crowe silver recovery was selected for the final design.
•The presence of copper can have a negative impact on silver recovery and cyanide consumption, as noted in the 2022-2023 testwork program.
1.8MINERAL RESOURCE ESTIMATE
Geological modelling was conducted in Leapfrog Geo, using the interval selection and the vein system tools to create a geological model (litho-structural model) consisting primarily of a lithological model and a simplified structural model. Using the lithological and simplified structural domain models as a basis, estimation domains were created in Leapfrog using indicator radial basis function (RBF) interpolants. Domains were constrained at three different modelling grade cut-offs: 10.0 g/t Ag for low-grade mineralization (LG10), 60.0
g/t Ag for medium grade (MG60) and 150.0 g/t Ag for high grade (HG150). A contact analysis was completed to investigate the boundary conditions of each domain. The mean grade was reviewed inside the domains, around the boundaries and outside the domains. Grades were interpolated using ordinary kriging for the LG10 and MG60 domains and residual indicator kriging (RIK) for the HG150 domain. The search neighborhoods were orientated to match the structural trend used to create the indicator domains. Block model grades were validated by comparing the input mean grades with the block model mean grade, using swath plots, and visually using cross-sections. Sensitivity testing was undertaken to assess the input parameters. Depletion for underground and open pit mining up until June 2025 was applied.
The QPs (Abraham Whaanga and Olivier Bertoli) have classified the Mineral Resource in the Inferred, Indicated and Measured Mineral Resource categories in accordance with NI 43-101, and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council (May 2014). For the Inferred portion of the MRE, geological evidence is sufficient to imply but not verify geological and grade continuity. For the
Indicated portion of the MRE, geological evidence is sufficient to assume geological and grade or quality continuity between points of observation. For the Measured portion of the MRE, geological evidence is sufficient to confirm geological and grade or quality continuity between points of observation. The Mineral
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 5
Resource is based on exploration, sampling and assaying information gathered through appropriate techniques from drill holes.
The QPs (Abraham Whaanga and Olivier Bertoli) consider that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral Resource only, where not supported by >20% DD core samples. The impact on the total classified resource is a 4% downgrade of material previously classified as Measured to Indicated.
Cut-off grades were selected for the reporting of Mineral Resources based on a high-level initial assessment of potential modifying factors (refer to Section 14 for full details). The QPs (Abraham Whaanga & Olivier
Bertoli) completed a high-level initial assessment of various factors solely for the purpose of meeting the criteria for reasonable prospects of eventual economic extraction (RPEEE). The cut-off grade value was determined using mining and development costs and modifying factors for open pit, longhole stoping, and cut and fill mining methods.
Table 1-1Mineral Resource estimate for the Zgounder deposit as of June 30, 2025

RPEEE	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Contained Metal (koz)
Pit Constrained	40	Measured	13,820	144	64,140
	40	Indicated	2,150	131	9,070
	40	Inferred	56	190	350
Out-of-Pit	90	Measured	324	280	2,912
	90	Indicated	2,640	284	24,100
	90	Inferred	360	360	4,200
Total	40/90	Measured	14,150	147	67,050
	40/90	Indicated	4,790	216	33,200
	40/90	Inferred	410	340	4,500
Notes:
1.Mineral Resource Estimate for the Zgounder deposit as of June 30, 2025.
2.The Mineral Resource is reported in compliance with NI 43-101  and CIM Definition Standards (May 2014).
3.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
4.Mineral Resources are reported inclusive of Mineral Reserves.
5.A silver price of USD 28/oz with a process recovery of 90%, and a USD 25/t rock processing cost (including G&A) were used.
6.The constraining pit optimization parameters were 50º pit slopes with a 40 g/t Ag cut-off.
7.The out-of-pit Mineral Resource grade blocks were quantified above the 90 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
8.The mining costs are USD 2/t in waste and USD 6.8/t in ore, with a mining dilution of 5%.
9.The Mineral Resource is reported at an in-pit cut-off of 40 g/t Ag and an out of pit cut-off of 90 g/t Ag.
10.A royalty of 3% applies.
11.Mineral Resources have been rounded to reflect their confidence.
12.Totals may vary due to rounding.
1.9MINERAL RESERVE ESTIMATE
Mineral Reserves are reported for the open-pit and underground mines, both currently in operation, and for the surface stockpiles. Measured and Indicated Mineral Resources were converted to Proven and Probable
Mineral Reserves, respectively.
For the stockpile material, Proven Mineral Reserves are reported. These are based on grade control data and have been converted from Measured Mineral Resources.
The Mineral Reserves are supported by life of mine designs, underground development plans, production schedules, and costs estimates (for both operating and sustaining capital) that have been completed as part
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 6
of Zgounder operation life of mine update. All inferred Mineral Resources within the mine designs have been converted into waste.
The Mineral Reserves tonnes and grades are stated at mill feed reference point, allowing for dilution and mining recovery, and are reported accounting for mine depletion as of September 30th, 2025.
The Mineral Reserve for Zgounder total approximately 15.7Mt at an average grade of 145 g/t Ag, containing approximately 73.4 Moz of silver in the Proven and Probable categories. The Mineral Reserve has been prepared in accordance with CIM definition standards for Mineral Reserves. The Mineral Reserve has been estimated using accepted industry practices for open pit and underground mines, including appropriate modifying factors and cut-off values based on detailed cost estimation considering actual mining performance.
Table 1-2Mineral Reserve estimate for Zgounder operation, as of September 30th 2025

	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Stockpile	N/A	Proven	160	134	690
In-Pit Reserves	40	Proven	11,750	137	51,800
	40	Probable	1,220	133	5,200
UG Reserves	90	Proven	180	207	1,200
	90	Probable	2,390	189	14,500
Total	40/90	Proven	12,090	138	53,690
	40/90	Probable	3,610	170	19,700
Total P&P	40/90	P&P	15,700	145	73,390
Notes:
1.Mineral Reserves have been estimated by AYA Gold & Silver Technical Service team, under the supervision of Patrick Pérez, P.Eng, full-
time employee of AYA Gold & Silver and Qualified Person as defined by NI 43-101. The estimate is conform to the CIM Definition
Standards for Mineral Resources and Mineral Reserves
2.Mineral Reserves  have been estimated using metal price assumption of US26$/oz for silver
3.Open-Pit Mineral Reserves are reported at a cut-off grade of 40g/t Ag, and Underground Mineral Reserves are reported at a cut-off grade of 90 g/t Ag.
4.The cut-off calculation is based on a process and general & administration cost of 25.25$/t, a metallurgical recovery of 90%, a throughput rate of 1.4Mt per annum, an open pit ore mining cost of 4.19$/t and an underground mining cost of 40$/t, and an exchange rate of 9.5
MAD:USD
5.Numbers may not add-up due to rounding
1.10MINING METHODS
The Zgounder mine operation employs a mix of open pit and underground mining methods.
The open pit mine is divided into an East and West sector, and the mining method is a conventional open pit, drill & blast, truck and shovel operation. The open pit consists of a single pit.
The underground mine is focussing on the operation of the deeper ore zones and levels; all located below the final pit limit. The underground mine has one active portal accessible from the main platform at the 2000m elevation, which will in the future be relocated inside the pit once the active level of the open pit operation will be below the 2000m level.
Geotechnical design parameters are based on information obtained from: geotechnical drilling campaigns;
mapping; laboratory testing; and modeling. These studies are continuously updated by confirming initial models, updating structural models with as-built data, continuous pit mapping and underground monitoring, and addition geotechnical drilling as necessary. Geotechnical controls include an annual internal geotechnical audit and continuous geotechnical support provided by third-party consultants.
In the Open Pit, all the ore and waste material is drilled and blasted. Material is then loaded into 8x6 rigid haul trucks by the backhoe excavators. Ore material is hauled to the ROM pad or to one of the stockpiles, and the crusher is fed by a wheel-loader. Waste material is deposited on the waste dump and then spread and compacted by bulldozers. Final bench height is at 10m high, and presplit drilling is planned to be completed on the final walls.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 7
Open pit mining, based on the current Mineral Reserves, is planned to end in 2036, which corresponds to the end of the current LOM of the Zgounder operation. Ex-pit mining rates are planned to be maintained at around
45 ktpd until 2030, decrease to 22ktpd until 2033 and then gradually decrease to 12-14 ktpd until the end of the LOM.
For the Zgounder underground mine operation, a mix of Cut & Fill and Longhole mining methods has been planned. A total of approximately 8,3
40m of lateral development and 2,402m of vertical development will be completed in the Zgounder underground mine until 2029; the cut and fill mining area will be in operation until late 2031 and the longhole mining area will start in 2026 and be complete in mid 2032. Based on the current Mineral Reserves, underground operation is planned to end in mid 2032, but there is potential to extend the duration of the underground operation by potential conversion of Mineral Resources, and also with additional exploration especially in the deeper levels of the mine and towards the west of the lower levels.
The processing plant is expected to operate at 3,650 tpd until end 2026 and at 3,850 tpd once the finalization of the debottlenecking of the different circuits and small upgrades will be completed. The following figure 1-2 shows the production profile anticipated at Zgounder over the LOM.
Figure 1-2LOM production profile at Zgounder
1.11RECOVERY METHODS
The processing infrastructures at Zgounder consists of three (3) processing facilities that collectively feed the silver extraction circuit of the new processing plant (plant #1). Their functions are described below:
•The new Processing Plant (plant #1): it integrates a 2,000 tpd design comminution circuit and a 2,500 tpd design silver extraction circuit. The extraction plant, consisting of cyanide leaching, counter-current decantation (CCD), Merrill-Crowe precipitation, and final refining, produces silver doré bars. plant #1 receives the combined slurries of ground ore from plants #1, #2, and #3. The centralized extraction flowsheet enables integrated silver recovery and refining for all mineralized material processed on site.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 8
•The existing Flotation Plant (plant #2): it is equipped with a 500 tpd design capacity of crushing and grinding circuit, flotation and silver concentrate production. Currently the resulting slurry of ground ore is pumped to the pre-leach thickener of plant #1, where it is combined with the slurry produced by the plant #1 grinding circuit. The combined slurry is thickened prior to entering the silver extraction process.
The flotation section is not currently operated; the flotation circuits remain in care and maintenance and can be reactivated if needed.
•The existing Cyanidation Plant (plant #3): it operates an independent comminution circuit consisting of crushing and grinding. The slurry of ground ore is thickened and pumped directly to the leaching circuit of Plant #1, where silver extraction is performed.
The plant #1 was constructed and commissioned in 2024 and achieved nameplate of 2,000 tpd in January
2025. The plant was subsequently debottlenecked during the following months, and the combined slurry flow
(from plant #1, #2 and #3) reached 3,650 tpd. Further optimization and small upgrades of parts of the circuit flowsheet will continue in 2026 to reliably achieve 3,850 tpd.
The plant #1 flowsheet consists of the following unit operations:
•Two stage crushing closed out by a dry vibrating screening.
•Single stage ball milling circuit closed out by hydrocyclones.
•Gravity concentration and intensive leaching
•Leaching circuit, preceded by a pre-leach stage.
•Counter-Current-Decantation (CCD).
•Silver Recovery in a Merrill-Crowe circuit, followed by product drying and smelting of ingots.
•Tailings disposal to the Tailings Storage Facility (TSF) with natural degradation of residual cyanide.
•Reagents preparation systems
1.12PROJECT INFRASTRUCTURE
The surface infrastructures to support the Zgounder operations are in place, and include:
•The Zgounder open pit mine and the related open contractor's workshop and installations
•The processing facilities, namely the plant #1 (newly build process plant), the plant #2 (old Flotation plant), and the plant #3 (old Cyanidation Plant).
•The process plant service buildings, such as the main warehouse, the open storage area, the plant workshop, the reagent warehouse, and the process plant office buildings
•The mine facilities, such as the mine offices (for underground and open pit), the change houses, the surface workshops (for contractors and ZMSM), the mine consumables storage areas, explosive storage area and detonators storage area, the diesel storage area, the weight bridge area, and the mine electrical substation
•Administration buildings, which include the site management offices, the health and safety induction building and mine rescue building, the first aid building / infirmary building, and the site canteen
•The site accommodation camp
•The main incoming electrical substation, with 60/22kV transformers, and the different electrical substations and distribution network
•The assay laboratories
•All the ore stockpiles
•The water management facilities, including the water storage basins and water harvesting dams
•The decommissioned Tailings Storage Facilities (TSF)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 9
•The active TSF (TSF-E)
•The waste storage area
1.13MARKET STUDIES AND CONTRACTS
No market studies are currently relevant as the Zgounder Mine is operating and producing a readily saleable commodity (silver) in the form of silver ingots. The silver ingots produced are typically above 97% in grade, and is exported to refineries in Switzerland.
1.14ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT
The first Environmental Impact Assessment (EIA) study of the Zgounder mine was prepared in 2013 by
Hydraumet, Morocco. Subsequently, operating permit No. 2306, which included exploration permit, surface rights, access to property and any type of mining operations, was issued to Maya Gold and Silver Inc. by the
Office National des Hydrocarbures et des Mines (ONHYM). On August 15, 2014, the operation of the Zgounder mine by ZMSM obtained its environmental acceptability from the prefecture of Agadir Ida-Outanane. An environmental monitoring program was developed by ENGITECH/TEVARI in 2014 and implemented in 2015.
In December 2021, NOVEC submitted a new Environmental and Social Impact Assessment (ESIA) as part of the Zgounder Silver Mine Expansion Project. This expansion project included an open pit mine, a waste dump, a new 2,000 t/d concentrator and a new tailings impoundment. The International Finance Corporation’s
Performance Standards were applied when defining the scope and terms of reference of this new ESIA.
Under the current regulatory framework, no new environmental permits were required for the Zgounder
Expansion Project. On February 23, 2022, ZMSM received environmental acceptability by the Regional Center of Investment (CRI) of the Souss-Massa region. An updated version of the environmental monitoring and surveillance plan was prepared in December 2021 with the addition of new elements and indicators.
1.15CAPITAL AND OPERATING COSTS
This section summarizes the capital and operating costs required over the LOM. It assumes a mixture of owner operated functions and contractors. as per existing conditions at Zgounder. Only costs from 2026 and forward are shown and detailed.
Capital costs for the life of mine of $71.42 million will be required to support underground development and services, mining equipment, tailing storage facility raises, closure costs and, finally, milling equipment to sustain current tonnage through harder ore through the LOM.
Table 1-3Capital cost estimate for Zgounder LOM

Capital cost	$ Millions
Lateral and Declined Development	17.62
Vertical Development	3.22
Mining Equipment	6.62
Mining Services	4.10
Tailing storage facility	24.77
Closure Costs	4.09
Process Plant	11.00
Total	71.42
Operating cost for the LOM are $69.47 on a per tonne processed basis, as follow.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 10
Table 1-4Operating expenditures for Zgounder LOM

Unit cost per tonne mined or processed	$/t
Mining cost per tonne of open pit ore	23.87
Mining cost per tonne of underground ore	64.63
Blended mining cost per tonne of ore mined	30.53
Processing cost per tonne processed	21.16
G/A cost per tonne processed*	18.25
Total cost per tonne processed**	69.47
*G/A includes site support. external costs. Casablanca and Montreal operation support. mining tax and royalties
**Sum of unit cost  (blended mining cost, processing costs and G/A) is different at $69.94 considering existing stockpiles. Total cost per tonne of $94.47 per tonne processed is the average cost over the LOM as of 2026 forward.
Operating costs are divided into four larger categories: open pit mine, underground mine, processing and
General and administration. The overall cost per tonnes processed over the LOM, starting in 2026, is $69.47.
Unit cost for the open pit mining cost are $23.87 per tonne of ore mined. This includes definition drilling and assay, drill, blast, haul to the mill and all waste movement cost associated with it. Unit cost for the underground mine are $64.63 per tonne of ore mine. This includes production development, production definition drilling, geological services, and a mixture of cut and fill and long hole stopes.  This results into a blended mining cost for both open pit and underground of $30.53 per tonne of ore mined over the LOM.
Processing costs are estimated at $21.16 per tonne of ore processed over the LOM. This includes both fixed and variable costs. Crushing, milling, gravity circuit and intensive leach, leaching, solid-liquid separation and pregnant solution washing, tailing disposal and, finally, cementation and smelting.
General and administration costs are $18.25 per tonne of ore processed over the LOM. It includes; site support, which consists of technical services, a portion of maintenance costs, health and safety and, logistics;
external costs, which consists of silver offsite transport and smelting; corporate support from Casablanca and
Montreal offices, which consists of procurement, human resources, IT, cost control, community relation, accounting and administration. Finally, it includes a mining tax of 30MAD per tonne of ore mined, and a 3%
royalties on revenues. Conversion factor of 9.37 MAD/USD was used.
Production profile, operating costs and capital cost over the LOM are summarized in Table 1-5.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 11
Table 1-5Zgounder LOM Plan summary

Production		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Open pit waste	Mt	14.4	14.5	15.5	13.7	15.5	5.7	7.7	3.2	3.3	3.9	1.6	99.1
Open pit ore	Mt	0.9	0.9	1.3	1.2	1.5	1.2	1.4	1.2	1.2	1.3	0.6	12.7
Underground ore	Mt	0.5	0.4	0.3	0.3	0.4	0.4	0.2	-	-	-	-	2.5
Processed ore	Mt	1.3	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	1.4	15.4
Silver produced	Moz	5.8	6.2	6.3	6.4	6.3	6.4	6.2	6.1	6.0	5.9	4.0	65.6

Operating costs
Open pit production	$M	39.7	39.8	44.0	39.2	45.1	19.4	25.5	13.5	13.7	15.5	6.6	302.0
Underground prod.	$M	29.8	27.2	20.3	21.3	25.0	24.6	11.6	-	-	-	-	159.8
Processing	$M	28.3	29.7	29.7	29.7	29.7	29.7	29.7	29.7	29.7	29.7	29.4	325.1
G/A	$M	25.3	25.8	26.1	26.1	26.1	26.1	25.9	25.7	25.5	25.4	22.6	280.5
Total	$M	123.2	122.5	120.1	116.3	125.9	99.8	92.8	68.8	68.9	70.6	58.7	1 067.5
Cash cost	$/oz	21.21	19.78	18.94	18.26	19.91	15.70	14.96	11.23	11.44	11.94	14.70	16.26

Capital cost
Lat. Declined Dev.	$M	9.4	4.4	2.9	0.9	-	-	-	-	-	-	-	17.6
Vertical Dev.	$M	1.8	0.5	0.2	0.7	-	-	-	-	-	-	-	3.2
Mining Equipment	$M	2.2	1.2	0.9	1.3	0.7	0.1	0.1	0.1	0.1	-	-	6.6
Mining Services	$M	1.3	1.2	1.1	0.3	-	-	-	0.2	-	-	-	4.1
Tailing Facility	$M	7.4	-	-	7.4	-	-	7.0	-	3.0	-	-	24.8
Closure Costs	$M	-	-	-	-	-	-	-	-	-	2.0	2.0	4.1
Process Plant	$M	6.0	5.0	-	-	-	-	-	-	-	-	-	11.0
Total	$M	28.1	12.3	5.1	10.6	0.7	0.1	7.1	0.2	3.1	2.0	2.0	71.4
1.16CONCLUSIONS AND RECOMMENDATION
Zgounder Mineral Resources and Mineral Reserves have been estimated using industry-accepted practices and are reported using the 2014 CIM Definition Standards.
Under the assumptions in this technical report, the Zgounder LOM Plan shows a positive cash flow and supports the Mineral Reserve estimate. The projected mine plan is achievable under the set of assumptions and parameters used.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 12
2.0INTRODUCTION AND TERMS OF REFERENCE
2.1INTRODUCTION
M. Abraham Whaanga, BSc, M. Olivier Bertoli MEng, and M. Honza Catchpole, PhD, PGeo from RSC Consulting
Ltd (RSC), and M. Beaudoin, P.Eng, M. Humphrey, P.Eng, M. Vilder C.Env, M. Lalonde, P.Geo, and M. Pérez,
P.Eng from AYA Gold and Silver Inc (Aya, or the Corporation) have prepared this technical report (the Report)
on  Zgounder, located in the Kingdom of Morocco for Aya.
Aya, through its wholly-owned subsidiary Zgounder Millennium Silver Mining (ZMSM), owns 100% of the
Project. The Zgounder mine has been in operation since the early 1980s, and production increased in the last years under the management of Aya. Following the completion of the expansion project, commercial production was declared in December 2024. Aya is considered a “producing issuer” as defined in Part 1.1 of
National Instrument 43-101 (NI 43-101).
RSC was retained by ZMSM to prepare an independent Mineral Resource estimate (MRE) and relevant sections of the technical report for the Project, in compliance with National Instrument 43-101 Standards of
Disclosure for Mineral Projects (NI 43-101) and Form 43-101 F1.
The mine is located on the western flank of the Proterozoic Siroua Massif, in the central Anti-Atlas Mountains,
Morocco. This report documents all data and data collection procedures for Zgounder up to and including the effective date of 30 June 2025.
2.2EFFECTIVE DATES
The Report, dated as of December 16, 2025, has the following effective dates:
•Close-out date of drilling database for the Zgounder deposit: June 30, 2025
•Effective date of the Mineral Resource estimate for Zgounder: June 30, 2025
•Effective date of the Mineral Reserves estimate for Zgounder: September 30, 2025
The effective date of the Report is December 16, 2025.
2.3SOURCES OF INFORMATION
The scientific and technical information disclosed in this report is based on data supplied by Aya, in addition to data collected by the Qualified Persons (QPs) Abraham Whaanga and Honza Catchpole or data collected under the supervision of the QPs. Beyond information reviewed during the site visits, Aya provided digital copies of permit certificates, standard operating procedures (SOPs), technical reports, laboratory assay certificates, core and underground photographs, and a drilling and logging database including collar, survey, lithology, assay and density data. Aya provided GIS and 3D block models, structural models, and depletion models.. The sources of information, data, and reports reviewed as part of this technical report were provided to the QPs by Aya from September 2023 through June 2025 and relevant reports are listed in the References section (section 27). The QPs take responsibility for the content of this report and consider the data reviewed to be accurate and complete in all material aspects.
2.4QUALIFIED PERSONS
The following Table 2-1 presents the list of Qualified Persons and report section responsibilities.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 13
Table 2-1Qualified Persons Responsible for this Report

Item	Title of section	Qualified Person	Company
1	Summary	All QPs	ALL
2	Introduction	Honza Catchpole	RSC
3	Reliance on Other Experts	Honza Catchpole	RSC
4	Property Description and Location	Honza Catchpole	RSC
		David Lalonde	AYA
5	Accessibility, Climate, Local resources, infrastructures and physiography	Honza Catchpole	RSC
		David Lalonde	AYA
6	History	Honza Catchpole	RSC
		David Lalonde	AYA
7	Geological setting and Mineralization	Honza Catchpole	RSC
8	Deposit type	Honza Catchpole	RSC
9	Exploration	David Lalonde	AYA
		Honza Catchpole	RSC
10	Drilling	David Lalonde	AYA
		Honza Catchpole	RSC
11	Sample preparation, analyses, and security	Honza Catchpole, Abraham Whaanga,	RSC
12	Data Verification	Honza Catchpole	RSC
13	Mineral Processing and Metallurgical testing	Sebastian Humphrey	AYA
14	Mineral Resource Estimates	Abraham Whaanga, Olivier Bertoli	RSC
15	Mineral Reserve Estimates	Patrick Pérez	AYA
16	Mining Methods	Patrick Pérez	AYA
17	Recovery Methods	Patrick Pérez	AYA
18	Project Infrastructures	Patrick Pérez	AYA
19	Market Studies and Contracts	Patrick Pérez	AYA
20	Environmental studies, permits, and social or community impacts	David Vilder	AYA
21	Capital and Operating costs	Raphael Beaudoin	AYA
22	Economic Analysis	Raphael Beaudoin	AYA
23	Adjacent Properties	Patrick Pérez	AYA
24	Other Relevant Data and Information	Patrick Pérez	AYA
25	Interpretation and Conclusion	All QPs	ALL
26	Recommendations	All QPs	ALL
27	References	All QPs	ALL
2.5PERSONAL INSPECTION (SITE VISIT)
2.5.1INITIAL SITE VISIT
As part of the initial review, to gain familiarization with the project, processes, staff, and datasets, and to conduct a gap analysis, Honza Catchpole (QP) and Olivier Bertoli (QP) completed a site visit to the Zgounder
Project from 20–24 November 2023. The QPs reviewed the SOPs for all processes, including drilling, sampling, data collection, sample preparation, and QA/QC procedures, as well as the geological model and
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 14
geological domaining strategy. Honza Catchpole (QP) completed a review of the preparation and analytical process at the Afrilab Group (Afrilab) facilities at Zgounder and in Marrakech.
2.5.2QUALIFIED PERSON'S SITE VISIT
Honza Catchpole (QP) completed a second site visit to Zgounder from 1–6 December 2024 to review the geology and informing data collected since the initial site visit. The geological domaining strategy was validated by reviewing the geology in the new open pit area, underground geology, and selected new and historical diamond drill core. Updated core shed SOPs were reviewed, and a chain-of-custody (COC) review and verification checks of collars, sampling, and the drilling database were completed. The analytical processes at the Afrilab facilities in Marrakech were also reviewed. At the time of the visit, the ALS on-site preparation and analytical laboratory were being set up, and these facilities were not visited by the QP.
MM. Beaudoin (QP), Vilder (QP), Pérez (QP), Lalonde (QP) and Humphrey (QP), have been working for Aya since April 2020, April 2020, March 2021, June 2021 and June 2024 respectively, and are either based at the
Head Office in Ville Mont Royal or in the Exploration Office in Marrakech. As part of their role and responsibilities for the company, the QPs have been visiting the Zgounder mine multiple time over the last years, and are familiar with the operations. While on site, they have reviewed and inspected the site infrastructures, the process plants, the tailings storage facilities, the underground and open pit mines, and discussed in detail the aspects related to cost performance, mine and plant operations, administration, environmental compliance, permitting status and stakeholder, community and government relations.
2.6UNITS, ACRONYMS AND CURRENCY
Table 2-2Terminology and Abbreviations

Abbreviation	Meaning
$	dollar(s)
°	degree(s)
°C	degrees Celsius
<	less than
>	greater than
%	percent
1SD	one standard deviation
3ACD	three-acid digestion
3SD	three standard deviations
3-D	three-dimensional
4AD	four-acid digestion
AAS	atomic absorption spectrometry
Ag	silver
AgEq	silver equivalency
ALS	ALS Laboratory (Australian Laboratory Services), ALS Limited
AR	aqua regia digestion
As	arsenic
Au	gold
AuEq	gold equivalency
avg	average
Aya	Aya Gold & Silver Inc.
Ba	barium
BD	bulk density
BRGM	Bureau des Recherches Géologiques et Minières
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 15

Abbreviation	Meaning
BRPM	Bureau de Recherches et de Participations Minières
BWI	ball mill work index
CaO	calcium oxide
Cd	cadmium
C.Env	Chartered Environmentalist
CGG	Compagnie Générale de Géophysique
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	centimeter(s)
CN	cyanide
Co	cobalt
COC	chain of custody
Company, the	Aya Gold & Silver Inc.
CR	core recovery
CRI	Comité Régional d’Investissement (centre of investment)
CRM(s)	certified reference material(s)
CSA	Canadian Securities Administrators
CSAMT	controlled-source audio magnetotelluric survey
Cu	copper
d	day
D80	80% passing size
DAR	Direction des Affaires Rurales
DD	diamond drill hole
DLS	dog-leg severity
EBRD	European Bank for Reconstruction and Development
EOH	end of hole
ESMS	environmental and social management system
ESIA	Environmental and Social Impact Assessment
FA	fire assay
Fe	iron
g	gram
G&A	General and administration
g/L	grams per liter
g/t	grams of metal per tonne
GISTM	Global Industry Standard on Tailings Management
GoldMinds	GoldMinds Geoservices Inc.
GPS	global positioning system
ha	hectare(s)
HC	Hot Curing
HSE	health, safety, and environment
HSEC	Health and Safety, Environment and Community
ICP	inductively coupled plasma
ICP-MS	inductively coupled plasma-mass spectroscopy
ICP-OES	inductively coupled plasma-optical emission spectroscopy
ID	identification
ID2	inverse distance squared
IFC	International Finance Corporation
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 16

Abbreviation	Meaning
ISO	International Organization for Standardization
ISO/IEC	International Organization for Standardization/International Electrotechnical Commission
k	thousand(s)
kg	kilogram(s)
kg/t	kilogram(s) per tonne
km	kilometer(s)
km2	square kilometer(s)
koz	thousands of ounces
kt	kilotonne(s), thousands of tonnes
kWh/t	kilowatt hour per tonne
L	liter (s)
lb	pound(s) (weight)
LB	Lime Boiling
LCT(s)	locked cycle testwork(s)
level	mine working level referring to the nominal elevation (m RL), e.g. 4285 level (mine workings at 4285 m RL)
LOD	lower limit of detection
LoM	life of mine
LOQ	lower limit of quantification
M	million(s)
m	meter(s)
m3	meters cubed
m asl	meters above sea level
Ma	millions of years
MAD	Moroccan Dirham
mag	magnetic(s)
max.	maximum
Maya	Maya Gold & Silver Inc.
mbs or MBS	meters below surface
Mg	magnesium
min.	minimum
MIK	multiple indicator kriging
mL	milliliter (s)
mm	millimeter(s)
Mn	manganese
Moz	million ounce(s)
MP-AES	microwave plasma atomic emission spectroscopy
MRE	Mineral Resource Estimate
Mt	million(s) tonnes per year
MTEDD	le ministère de transition énergétique et durable or minister of durable energetic transition
N	total number of observations/population size
N	north
N10	National Highway 10
NaCN	sodium cyanide
Ni	nickel
NI or NI 43-101	National Instrument or National Instrument 43-101
NN	Nearest Neighbor
NPV	net present value
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 17

Abbreviation	Meaning
NSR	net smelter return
OK	Ordinary Kriging
ONHYM	Office National des Hydrocarbures et des Mines
oz	ounce(s)
P80	80% passing size
P&E	P&E Mining Consultants Inc.
PAX	potassium amyl xanthate
PEA	Preliminary Economic Assessment
Pb	lead
PEng	Professional Engineer
PGeo	Professional Geoscientist
POX	pressure oxidation
ppm	parts per million
Q1, Q2, Q3, Q4	first quarter, second quarter, third quarter, fourth quarter of the year
QA	quality assurance
QA/QC	quality assurance / quality control
QC	quality control
QP	Qualified Person
R2	the coefficient of determination
RBF	radial basis function
RC	reverse circulation
Report, the	this Technical Report
RIK	residual indicator kriging
RPEEE	reasonable prospects for eventual economic extraction
RQD	rock quality design
RSC	RSC Consulting Ltd
S	south
S	sulphur
SEDAR	System for Electronic Document Analysis and Retrieval
SGS	SGS Canada Inc. / SGS Lakefield Research
Si	silicon
SIPX	sodium isopropyl xanthate
SODIM	Société de Développement de l'industrie maricole
SOP	standard operating procedure
Sr	strontium
t	metric tonne(s)
t/m3	tonnes per cubic meter
Technical Report	(this) NI 43-101 Technical Report
TEM	Transmission Electron Microscopy
TIMA-X	Tescan Integrated Mineral Analyses
TSF	tailings storage facility
TSX-V	Toronto Venture Stock Exchange
URSTM	Unité de recherche et de service en technologie minérale
US$	United States dollars
UTM	Universal Transverse Mercator
VTEM	Versatile Time Domain Electromagnetic (survey)
W	west
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 18

Abbreviation	Meaning
w/w	weight by weight
wireframe	polygons joined together to represent a specific 3-D domain or unit
wt%	weight percent
XRD	x-ray diffraction
ZMSM	Société de Zgounder Millenium Silver Mining
Zn	zinc
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 19
Table 2-3Unit Measurement Abbreviations

Abbreviation	Meaning	Abbreviation	Meaning
μm	microns, micrometer	m3/h	cubic meter per hour
$	dollar	m3/s	cubic meter per second
$/t	dollar per metric tonne	m3/y	cubic meter per year
%	percent sign	mØ	meter diameter
% w/w	percent solid by weight	m/h	meter per hour
¢/kWh	cent per kilowatt hour	m/s	meter per second
°	degree	Mt	million tonnes
°C	degree Celsius	Mtpy	million tonnes per year
cm	centimeter	min	minute
d	day	min/h	minute per hour
ft	feet	mL	milliliter
GWh	Gigawatt hours	mm	millimeter
g/t	grams per tonne	Mt	million tonnes or megatonnes
h	hour	MV	medium voltage
ha	hectare	MVA	mega volt-ampere
hp	horsepower	MW	megawatts
Hz	hertz	oz	ounce (troy)
k	kilo, thousands	Pa	Pascal
kg	kilogram	pH	Measure of acidity
kg/t	kilogram per metric tonne	ppb	part per billion
kHz	kilohertz	ppm	part per million
km	kilometer	s	second
kPa	kilopascal	t or tonne	metric tonne
kt	thousands of tonnes or kilotonnes	tpd	metric tonne per day
kV	kilovolt	t/h	metric tonne per hour
kW	kilowatt	t/h/m	metric tonne per hour per meter
kWh	kilowatt-hour	t/h/m2	metric tonne per hour per square meter
kWh/t	kilowatt-hour per metric tonne	t/m	metric tonne per month
L	liter	t/m2	metric tonne per square meter
L/s	liter s per second	t/m3	metric tonne per cubic meter
lb	pound(s)	T	short ton
M	million	tpy	metric tonnes per year
m	meter	V	volt
m2	square meter	W	Watt
m3	cubic meter	wt%	weight percent
m3/d	cubic meter per day	yr	year
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 20
3.0RELIANCE ON OTHER EXPERTS
The QPs (Abraham Whaanga, Olivier Bertoli, Honza Catchpole) have not independently verified the legal status of Aya’s exploration permits and have not investigated the legality of any of the underlying agreements concerning the Zgounder Project.
The QPs have reviewed Aya’s permit status information. The QPs are not qualified to give a legal opinion with respect to the property titles contained within this report and discussed in sections 4.2 and 4.3.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 21
4.0PROPERTY DESCRIPTION AND LOCATION
4.1LOCATION
Zgounder is located in the province of Taroudant, Kingdom of Morocco, in the central part of the Anti-Atlas
Mountain. It is situated, by road, approximately 215 km south of the city of Marrakech, 220 km east of the city of Agadir and 140 km west of the city of Ouarzazate (Figure 4-1).
The Zgounder mining license LE-393459 covers an area of 16 km2 and includes the Zgounder mine, tailing facilities, mine infrastructure and camp. The center of the Zgounder mining license LE-393459 is located at approximate Longitude 7° 44’ 50” W and Latitude 30° 43’ 42” N and, in UTM NAD83 Zone 29N, 6,199,930 m E
and 3,400,170 m N;. The elevation ranges from 2,000 meters to 2,280 meters above sea level (MASL).
Figure 4-1Location of the Zgounder Mine Property
4.2MINERAL TENURE
Aya’s property in the Zgounder area consists of 10 mining licenses and 14 exploration permits spread over an area of 378.44 km2 (Figure 4-2). The permits and licenses are distributed within a 40 km radius of Zgounder mine (Figure 4.3 and Table 4-1).
Nine exploration permits - PR-3942111, PR-3942112, PR-3942113, PR-3942114, PR-2341044, PR-2341045,
PR-2341046, PR2341047 and PR-3941556 - are in the process of being converted into mining licenses. The applications for conversion were all filed before the exploration permits expiry date and are currently awaiting approval by the competent authority. Seven of these exploration permits — PR-3942111, PR-3942112,
PR-3942113, PR-3942114, PR-2341044, PR-2341045 and PR-2341046 — are being converted into a single mining license.
The Zgounder mining license LE-393459 (formerly mining permit no. 2306) covers 16 km2 and is valid until
October 17, 2027, (as of June 18, 2025, date of title opinion for Zgounder by Dentons Morocco, for Aya Gold &
Silver Inc.).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 22
Figure 4-2Land Tenure in the Zgounder Property Area
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 23
Table 4-1Aya Mining Licences and Exploration Permits in the Zgounder Property Area

Permit ID	Permit Type	Area (km²)	Interest of Aya*	Granted	Expires
LE-393459(4)	Licence d'exploitation	16.00	100% ownership	2017-10-17	2027-10-16
LE-383782	Licence d'exploitation	16.00	100% ownership	2023-07-28	2033-07-27
LE-383784	Licence d'exploitation	15.14	100% ownership	2023-07-28	2033-07-27
LE-393478	Licence d'exploitation	11.86	100% ownership	2018-11-16	2028-11-16
LE-393507	Licence d'exploitation	4.63	100% ownership	2018-07-30	2028-07-29
LE-393571(7)	Licence d'exploitation	52.07	Option to earn 100% interest	2019-08-04	2029-08-03
LE-393612	Licence d'exploitation	12.44	100% ownership	2015-07-30	2032-07-29
PR-3843287	Permis de Recherche	13.92	100% ownership	2023-06-17	2026-06-16
PR-3843289	Permis de Recherche	15.93	100% ownership	2023-06-17	2026-06-16
PR-3843461	Permis de Recherche	16.00	100% ownership	2025-05-27	2028-05-26
PR-3843465	Permis de Recherche	6.66	100% ownership	2025-05-27	2028-05-26
PR-3843466	Permis de Recherche	11.07	100% ownership	2025-05-27	2028-05-26
PR-3843474	Permis de Recherche	4.83	100% ownership	2025-05-27	2028-05-26
PR-3843476	Permis de Recherche	3.80	100% ownership	2025-05-27	2028-05-26
PR-3942763	Permis de Recherche	5.78	100% ownership	2025-05-29	2028-05-28
PR-3942111(6)	Permis de Recherche	71.09	100% ownership	2022-07-08	2025-07-07
PR-3942112(6)	Permis de Recherche		100% ownership	2022-07-08	2025-07-07
PR-3942113(6)	Permis de Recherche		100% ownership	2022-07-08	2025-07-07
PR-3942114(6)	Permis de Recherche		100% ownership	2022-07-08	2025-07-07
PR-2341044(6)	Permis de Recherche		100% ownership	2015-07-29	2022-07-29
PR-2341045(6)	Permis de Recherche		100% ownership	2015-07-29	2022-07-29
PR-2341046(6)	Permis de Recherche		100% ownership	2015-07-29	2022-07-29
PR-2341047(5)	Permis de Recherche	11.48	100% ownership	2015-07-29	2022-07-29
PR-3842368	Permis de Recherche	16.00	100% ownership	2021-04-29	2028-04-28
PR-3842385	Permis de Recherche	15.83	100% ownership	2021-04-29	2028-04-28
PR-3842387	Permis de Recherche	9.52	100% ownership	2021-04-29	2028-04-28
PR-3842394	Permis de Recherche	13.14	100% ownership	2021-04-29	2028-04-28
PR-3842424	Permis de Recherche	3.59	100% ownership	2021-04-29	2028-04-28
PR-3941556(5)	Permis de Recherche	16.00	100% ownership	2018-03-22	2025-03-22
PR-3941282(7)	Permis de Recherche	16.00	Option to earn 100% interest	2020-05-12	2024-05-12
Notes
1. Mineral tenure information is effective as of November 11, 2025.
2. "Permis de recherche" means exploration permit, and "licence d’exploitation" means mining license.
3. In this table, “Aya” refers to Aya Gold & Silver or it subsidiaries ZMSM.
4. Zgounder mining license.
5. Permits expired with application submitted for conversion into mining licenses, waiting of signature by the competent authority.
6. Permits expired with application submitted for conversion into mining licenses, waiting of signature by the competent authority. Permits to be transformed in 1 Mining License
7. Permits in the process of being transferred from ONHYM.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 24
4.3SURFACE RIGHTS & PERMITS
The mining license LE-393459 provides surface rights and access to the Zgounder Mine and allows any type of mining.
4.4ACQUISITION AGREEMENT, ROYALTIES & ENCUMBRANCES
In 2012, Maya and ONHYM signed an agreement for the development and the operation of the Zgounder Mine through a local operating company ZMSM. As part of this agreement: (i) ONHYM received a 15% free-carried interest in ZMSM, which would become participating once the historical resource would be mined; (ii) Maya retained 85% in ZMSM; and (iii) ONHYM received a royalty of 3% payable annually on the revenues from the mining permit no. 2306 (now known as mining licence LE-393459), without expiry.
On December 14, 2022, Aya acquired the ONHYM's 15% interest in the Zgounder Mine and five adjacent permits to the Zgounder Mine for a total consideration of 67 million dirhams (approximately US$6.5 million).
The ONHYM maintained its 3% royalty on the mining permit no. 2306 (now known as mining licence
LE-393459), and was extended to cover  production from the newly acquired permits.
On May 17, 2013, Maya entered into a net-profit interest agreement with Global Works, Assistance and
Trading S.A.R.L (“Glowat”) whereby Maya would pay Glowat annually a royalty equal to 5% of gross revenues from sales generated by the mining permit no. 2306, less mining and processing costs. On June 28, 2023, Aya and Glowat jointly agreed to terminate the net-profit interest agreement with no amount remaining payable to
Glowat thereunder.
4.5ENVIRONMENTAL LIABILITIES AND PERMITTING
As described in the later section 6.0, the Zgounder Silver Mine is a historical site with its first industrial activity dating back to the 1980s. As such, the mining site presents a legacy of mining activity and infrastructure that can present an environmental liability. In particular, the historical tailings (TSF A), built in 1980 and closed approximately in 1990, contains lixiviate that is charged in heavy metals, as noted in the 2021 Environmental and Social Impact Assessment (ESIA).
ZMSM intends to process the historical tailings incrementally in its processing plant within the next 4-5 years to repurpose historical mining waste and extract silver ounces. The new residues will be sent to the newly build tailings storage facility that is fully lined and managed according to the Global Industry Standard for
Tailings Management (GISTM).
The necessary authorization for the use of public water, including the temporary occupation and use of the
Zgounder river, was obtained from the Water Basin Agency of Souss Massa Draa on June 3, 2024. Following
usage, wastewater is discharged into the tailings pond and recycled in the processing plant. There is no water discharge to the environment.
4.6OTHER SIGNIFICANT FACTORS AND RISKS
To the best of the knowledge of the Authors, there are no environmental considerations or other significant factors or risks that may affect access, title, or the right or ability to perform work on the Zgounder Property.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 25
5.0ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY
5.1ACCESS
The Zgounder Mine is located in the province of Taroudant, approximately 220 km east of the port City of
Agadir, Morocco. The mine site is accessible from Agadir by a well-maintained paved road (N10) traversing
216 km east to Taliouine. From Taliouine, a hillside paved road heads north 50 km to the village of Askaoun.
The mine site is accessible from Askaoun by a well maintained 5-km gravel road (Figure 5.1). A 225-km paved road from Marrakesh to Askaoun via Agouim, is presently under construction.

GOLD & SILVER
ZGOUNDER
LEGEND
Marrakech road access
Agadir road access
Zgounder Site
0
25
50 km
MARRAKECH
ZGOUNDER
AGADIR
N

Figure 5-1Access to the Zgounder Mine from Agadir and Marrakech
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 26
5.2CLIMATE
The Zgounder Mine is located between 1,925 and 2,200 MASL, on the western flank of the Siroua Massif of the Anti-Atlas Mountains. This region is separated from the influence of the Mediterranean climate by the High
Atlas Mountains to the north, and therefore, shares the Sahara climate. The Sahara Desert is located <50 km to the southeast and semi-arid climate prevails. Winters are cool to cold; snowfalls of up to 0.5 m occur during the first quarter of the year in areas above 1,600 MASL. The average annual rainfall is approximately 227 mm;
the driest month is July with 4 mm of rain. March has the highest rate of precipitation with an average of 34 mm (Figure 5-2). The average annual temperature is approximately 13.6°C; summers are warm to hot and essentially dry. Seasonal and monthly temperature variations are significant.
The hottest month of the year is July, with an average temperature of 23.8°C. The coldest month is January, with an average temperature of 5.1°C (Table 5-1).
Source: climate-data.org. Data: 1991 - 2021.
Figure 5-2Monthly Precipitation and Temperature Averages at Askaoun
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 27
Table 5-1Monthly Precipitation and Temperature Averages at Askaoun

	January	February	March	April	May	June	July	August	September	October	November	December
Avg. Temperature °C (°F)	5.1 °C	6.2 °C	9.2 °C	12.3 °C	16 °C	20.3 °C	23.8 °C	22.9 °C	18.4 °C	14.1 °C	8.9 °C	6.1 °C
	(41.2) °F	(43.2) °F	(48.5) °F	(54.2) °F	(60.7) °F	(68.6) °F	(74.8) °F	(73.2) °F	(65.1) °F	(57.3) °F	(48.1) °F	(42.9) °F
Min. Temperature °C (°F)	-0.2 °C	0.4 °C	2.9 °C	5.7 °C	8.8 °C	12.6 °C	16.4 °C	15.9 °C	12.3 °C	8.7 °C	3.7 °C	1 °C
	(31.6) °F	(32.8) °F	(37.2) °F	(42.2) °F	(47.8) °F	(54.7) °F	(61.6) °F	(60.6) °F	(54.2) °F	(47.7) °F	(38.6) °F	(33.8) °F
Max. Temperature °C (°F)	11.7 °C	12.9 °C	15.9 °C	19.3 °C	23 °C	27.7 °C	30.9 °C	29.8 °C	25.1 °C	20.1 °C	15 °C	12.4 °C
	(53.1) °F	(55.2) °F	(60.5) °F	(66.7) °F	(73.4) °F	(81.8) °F	(87.5) °F	(85.7) °F	(77.2) °F	(68.2) °F	(59) °F	(54.3) °F
Precipitation / Rainfall mm (in)	18	31	34	16	13	9	4	10	17	24	27	24
	0	-1	-1	0	0	0	0	0	0	0	-1	0
Humidity(%)	47%	43%	40%	36%	31%	27%	20%	24%	35%	43%	49%	51%
Rainy days (d)	3	3	4	3	2	2	1	2	3	3	2	3
avg. Sun hours (hours)	8.7	9	9.9	11	12	12.6	12.5	11.9	10.9	9.6	8.6	8.2
Source: cimate-data.org. Data: 1991 - 2021.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 28
5.3INFRASTRUCTURE
The Zgounder Mine is easily accessible via a well-maintained gravel road from the Village of Askaoun. There are numerous dirt roads and paths that lead to facilities and mines.
The area surrounding the Zgounder Mine is sparsely populated, and a few small villages typical form the Atlas mountains in Morocco are located in a 20 km radius from the mine. Traditionally, the main source of income in the area has been derived from agriculture and livestock.
The main sources of water is a natural spring located approximately 28 km away from the site, and the
Zgounder River during the rainy season.
Mine site facilities include crew houses, offices, drill core shack. All facilities are connected to the national electrical grid.
Further discussion about the existing infrastructures at the Zgounder Mine is provide in Section 18 of the
Report.
5.4PHYSIOGRAPHY AND VEGETATION
The Jbel Siroua Region (elevation 3,304 MASL, Adrar n’Siroua) is the highest point of the Anti-Atlas, located 14 km southeast of the Zgounder Mine. The Siroua Massif is crossed by numerous rivers, mainly Assif n’Tifnout,
Assif n’Oumarigh, and Assif n’Iriri. Zgounder is situated on the northern flank of a steep ridge between the
Talat N’ouna River to the north and the Zgounder River to the south and west. The ridge rises steeply from an elevation of 2,000 MASL at the Zgounder River to 2,230 MASL at the far eastern end of the deposit.
The topography at Zgounder is characterized by moderately steep hills with high altitudes, in the range of
2,100 MASL, and low valleys with seasonal flow in rivers. Vegetation is limited to minor alpine flowers, mosses, lichens and small evergreen trees. Wheat is cultivated on man-made terraces near the villages.  The terraces are irrigated by springs and dams.
5.5LOCAL RESOURCES
The main villages are located near rivers (oueds) for water sources and select vegetation (certain cereals, vegetables, and some trees). The local population is exclusively Amazigh with a semi-sedentary lifestyle. The economy is principally supported by livestock, agriculture and food trade (saffron, potatoes, dates), and manufacture of traditional carpets. The Siroua Region is a popular tourist destination from spring to late fall.
Basic supplies, such as food and limited accommodation, are available at Askaoun. The larger City of Talioune offers more amenities and services. Special items must be purchased from Agadir.
Mining in Morocco has existed for centuries, and skilled labour is readily available. The mining manpower for
Zgounder resides in nearby villages, located from 5 km to 10 km away from the mine site. Skilled labour is available in nearby villages and some inhabitants are previous employees of SOMIL and CMT, former operators of the Zgounder Mine.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 29
6.0HISTORY
6.1MINING AND EXPLORATION HISTORY
Zgounder has a long history of intermittent exploration and silver mining activities from ancient times to present day.
The Zgounder Silver Deposit was first exploited between the 10th and 12th Century, mainly in exposed shallow zones with native silver stringers hosted within W-, N-, NW- and NE-trending veins.
Excavation scars from those old mining operations can exceed 60 m in depth. Evidence of those ancient workings is found locally (Figure 6-1) and many of the excavation sites have been mapped.
Description: Left) a granite wheel used in the medieval period to reduce the size of extracted mineralized rocks; and Right) slag (the remainders of molten metal) found at the surface, close to the entrance of 2100 Level at the Zgounder Mine.
Figure 6-1Evidence of Ancient Operations
6.1.1SNAM-BRPM Period (1950 to 1979)
Early exploration of the Zgounder deposit was mainly carried out by BRPM (Bureau de Recherches et de
Participations Minières). BRPM was a subsidiary of the French BRGM (Bureau de Recherches Géologiques et
Minières).
Only limited information from these historical programs has been found. It appears that five main exploration campaigns took place: Société Nationale des Autoroutes du Maroc (SNAM)-BRGM (1950–1955), BRPM
(1956–1965; 1969–1972), Société Anonyme Chérifienne d’Études Minières du Maroc (SACEM)-BRPM jointly
(1971–1972), and BRPM–United Nations Development Program (PNUD) (1978).  (SOMIL 1988)
6.1.2SOMIL Period (1982 to 1989)
The Société Minière de Sidi Lahcen (SOMIL) operated the Zgounder Mine from 1982 to 1989. SOMIL was a subsidiary company of the BRPM.
Extraction was exclusively underground, using an overhand cut-and-fill method. Mine development included several underground drifts and portals (9,220 m in total) connected by raises (1,200 m in total). The highest portal level was excavated at 2,175 MASL at the eastern end of the Mine. The lowest level was at 1,925 MASL in the Western Zone (Figures 6-2 and 6-3).
Drilling was conducted on several levels and sublevels totalling 15,383 m (percussion and diamond drilling).
These drill holes were named according to their collar elevation. The 2000 Level (the main mine entrance)
corresponds to the principal level for draw points and two (2) Alimak raises were developed. The run-of-mine product was transported by wagon to the entrance/exit of the 2000 Level, and then onwards to the primary crusher (Figure 6-2).
Mining activity stopped due to the drop of the silver price below US$ 5/oz. (SOMIL 1990)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 30
Source: SOMIL 1988
Figure 6-2Level maps of the 2000 Level by SOMIL showing underground drifts and geological mapping
Source: SOMIL 1988
Figure 6-3Longitudinal Projection of the Western Zone by SOMIL Displaying the Ancient Excavation
Areas at the Zgounder Silver Mine
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 31
Description: A) view looking east showing the entrance of the 2000 and 2025 Level portals, a network of water pipes and several bridges were in construction at the time of this photo; B) entrance to the 2000 Level prior to recent modifications; and C) an old small mine rail car on the 2,000 Level.
Source: SGS and GoldMinds (2014)
Figure 6-4Infrastructure from the SOMIL Period at Zgounder
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 32
6.1.3BRPM-Icelandic Gold Period (1990 to 1999)
Despite the cessation of mining activities, the BRPM continued exploration work and carried out two campaigns:
In 1990, an underground exploration program consisting of 10 drill holes totalling 2,282 m was completed successfully. The campaign achieved the objective to delineate the extension of silver mineralization in the
Western Zone.
The second campaign, initiated in 1997, included geological mapping and sampling of the mineralized structures, followed by a drilling program. Seven surface drill holes were completed along the strike of mineralized zones, for a total of 1,761 m of core drilling. The BRPM interpreted these zones as new mineralized horizons parallel to, and stratigraphically below, the dolerite contact zone.
In 1999, Icelandic Gold Corporation conducted a sampling campaign over the mine-waste dump. The mine waste dump consists of surface reject material covering the southern side of the River Tlat Nouna (Figures 6-4 and 6-5). This waste dump was referred to as the ‘ancient tailings’ by Icelandic Gold Corporation, forming a superficial thin layer of coarse (5 cm to 10 cm) and fine (1 cm to 3 cm) debris that range from 0.5 m to 2.0 m thick (Figure 6-5).
Icelandic Gold Corporation collected 20 surface samples from the mine-waste dump averaging 377 g/t Ag (or
438 g/t Ag from 17 samples). Another eight (8) surface samples from an EW traverse along the mine waste dump were collected having an average of 573.6 g/t Ag (ACA Howe International report, 1999). The old tailings located at the north of the Zgounder Mine installation correspond to the residues processed between
1980 and 1990, which were deposited in a V-shaped valley (Figure 6-6A). A channel sample 9 m deep taken by
ACA Howe returned an average of 224 g/t Ag (Icelandic Gold Corporation Report, 1999).
Figure 6-5Southward View of Oxidized Waste Dump Resulting from the Ancient Mine Workings at the
Zgounder Silver Mine
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 33
Description: A) Location of the mine-waste dump at the Zgounder Mine (from Google Earth); and B) Location of samples collected by BRPM from the mine waste dump.
Figure 6-6BRPM Waste Dumps at Zgounder
6.1.4CMT Period (2002 to 2004)
From 2002 to 2004, the Compagnie Minière de Touissit (CMT) conducted surface and underground exploration programs to delimit the mineralized zones in the northern zone of the Zgounder Mine and to verify the historical mineral resource estimate as previously defined by BRPM. CMT also continued to search for new mineralized zones in the central and eastern sectors of the Mine.
The CMT exploration program consisted of 10 surface drill holes and 26 underground drill holes totalling
6,827.9 m (Table 6-1). They also completed underground development (977.9 m) of new cross-cuts at the
2150, 2125, 2100, and 2000 Levels) to define new silver-rich zones at the Zgounder Mine (Table 6-2). These works led to the identification of three new mineralized zones towards the north.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 34
Table 6-1CMT Exploration Programs from 2002 to 2004

Item	2002	2003	2004	Total
Drilling (m)
Surface diamond drilling	2,728	0	0	2,728
Underground diamond drilling	619	2,647	835	4,100
Percussion drill T28	56	7,733	3,998	11,787
Percussion drill Yak	0	2,529	320	2,849
Total Drilling	3,403	12,909	5,153	21,464
Mining Development (m)
Adits	65	470	443	978
Raises	35	19	98	151
Source: CMT - Bilan 2004 Zgounder
Table 6-2Summary of CMT Underground Workings from 2002 to 2004

Level / Zone	Adit Length (m)	Purpose / Results
2150	2	Silver-rich sedimentary schist layers in altered dolerite
2125	153.4	Reaching the southern end of the level
2100	20	Fractured sandstone/shale associated with rhyolitic rocks
2000	802.6	East, northwest and west of the Central Zone
Including
Northwest	313	Strongly fractured shale/sandstone. Clay-filed faults containing quartz, lead, and zinc sulfides, disseminated pyrite and chlorite. Silver mineralization was encountered in and out of the fault zone.
Source: CMT - Bilan 2004 Zgounder
6.1.5Maya Period (2012 to 2020)
In 2012, Maya Gold & Silver ("Maya" a predecessor to Aya) and the ONHYM agreed to negotiate an agreement for Maya to acquire 85% of the Zgounder. Maya was granted the license No. 2306 and the surface rights and access to the Property for any type of exploration and exploitation. The agreement was signed January 06,
2012.
Due diligence work was carried out at the mine site by SGS-Canada-Geostat (SGS-Canada-Geostat, 2011). The evaluation consisted of verification of the mining installations, dam and tailings. Grab rock samples were taken from the tailings and crushed stockpiles.
Upon acquisition, the mine and associated infrastructure had been dormant. During 2012–2013, Maya committed to rehabilitating the mill, concentrator, and mine access in preparation for a production restart. The company also initiated a series of diamond drilling programs aimed at confirming historical results, expanding known mineralized zones, and upgrading the resource base.
In 2014, Maya commissioned GoldMinds Geoservices Inc. (GMG) to prepare the first  Mineral Resource
Estimate and a Preliminary Economic Assessment (PEA) of the Zgounder Mine completed in accordance with
NI 43-101 and CIM Definition Standards, in order to resume mining and exploitation (GoldMinds, 2014). Aya publicly disclosed a Pre-Feasibility Study (PFS) on May 2014, which was jointly prepared by GMG and SGS.
Processing operations commenced in July 2014 and Aya announced the first silver pour in August 2014 and production of the first 20 silver ingots
Between 2015 and 2017, Maya maintained a steady extraction rate of approximately 150 tonnes per day.
During this period, the company carried out additional diamond drilling campaigns (2015 and 2017) and introduced percussion drilling for grade-control purposes using YAK, T28 and T23 rigs. Since then, percussion drilling has been conducted every year underground at Zgounder.
In 2018, Maya released a Preliminary Economic Assessment (PEA) that included the construction of a new flotation plant. The plant was completed in early 2019, commissioned in April, and achieved commercial
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 35
production in May 2019. Since 2018, diamond and percussion drilling have been used systematically for resource definition and grade control. In 2019 Maya introduced RC drilling, completing a campaign of 30 holes for a total of 3,500 meters.
In July 2020, Maya changed its name to "Aya Gold & Silver Inc." The rebranding reflected a new management strategy and the modernization of operations at Zgounder and other Moroccan assets. Under the new leadership, mining production and exploration drilling activities at Zgounder increased significantly.
The objectives of 2020 and 2021 drilling programs were to support an updated mineral resource estimate. By upgrading Inferred Resources to the Measured and Indicated categories and to define new mineralized extensions east of and below the existing workings. Drilling successfully extended high-grade mineralization along strike and at depth. This major expansion of exploration and definition work marked a transition from resource delineation toward mine development and provided the foundation for the 2021 Feasibility Study.
Table 6-3Historical Diamond drilling and Reverse Circulation drilling programs by year and company

Period	Company	DD Surface		DD Undergound		RC Surface		Total
		Drillholes	Meters	Drillholes	Meters	Drillholes	Meters	Drillholes	Meters
1980's	BRGM	10	2,282	---	---	---	---	10	2,282
	SNAM- BRGM	---	---	82	4,418	---	---	82	4,418
	SOMIL	---	---	20	978	---	---	20	978
1997	BRPM	8	1,761	---	---	---	---	8	1,761
2000's	CMT	---	---	27	4,005	---	---	27	4,005
2013 to 2020	MAYA	80	22,865	5	867	30	3,462	115	27,194
2020	AYA	41	13,488	15	2,025	---	---	56	15,513
2021	AYA	164	33,716	159	17,240	---	---	323	50,956
Table 6-4Historical Underground percussion drilling programs by year and company

Period	Company	T28		YAK		T23		Total
		Drillholes	Meters	Drillholes	Meters	Drillholes	Meters	Drillholes	Meters
1980's	SOMIL	458	8,052	---	---	---	---	458	8,052
2000's	CMT	502	8,997	---	---	---	---	502	8,997
2013 to 2019	MAYA	404	8,299	29	892	21	299	454	9,490
2020	AYA	227	4,276	---	---	---	---	227	4,276
2021	AYA	687	15,789	48	1,903	---	---	735	17,692
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 36
6.2PRODUCTION HISTORY
Two companies have industrially mined the Zgounder Silver deposit.
Between 1982 and 1990, SOMIL extracted approximately 500,000 tonnes at an average grade of 330 g/t Ag, for a total production of 5.3 Moz of silver, using backfill, shrinkage, and open long-hole mining methods, and applying a cut-off grade of 125 g/t Ag (Reminex, 2009).
Aya Gold & Silver commenced process plant operations at the Zgounder Mine in July 2014 and poured its first silver in August 2014. Between 2014 and 2018, Aya produced a total of 1.7 Moz of silver.
The first silver concentrate from the new flotation plant was produced in May 2019. With the arrival of new management and the launch of the Zgounder expansion plan, production increased significantly in 2021.
Open-pit mining began in July 2023, and the new cyanidation plant produced its first silver in November 2024.
Between 2019 and 2024, Aya produced a total of 8.3 Moz of silver.
Documented silver production from Zgounder comprises a total of 15.3 Moz and is detailed in Table 6-5.
Table 6-5Declared mine production at Zgounder 1982 to 2024

Company	Year	Dry Tonnes processed (t)	Grade processed(g/t Ag)	Silver Produced (oz)	Notes
SOMIL	1982-1999	500,000	330	5,300,000	Rounded figures extracted from BRPM reports
CMT	2002 - 2004	-	-	-	No Industrial production - only exploration activities
MAYA	2012	-	-	-	No production - Project under rehabilitation phase
MAYA	2013	-	-	-
MAYA	2014	20,665	278	120,437	First ingots poured in August 2014
MAYA	2015	52,863	269	304,206
MAYA	2016	57,831	345	512,691
MAYA	2017	53,547	355	517,135
MAYA	2018	39,763	279	258,469
MAYA	2019	100,667	218	452,416	Flotation plant: commercial production
AYA	2020	128,923	255	726,319	Maya changed name to Aya
AYA	2021	224,515	269	1,600,646
AYA	2022	254,976	265	1,880,707	Expansion Feasibility Study released
AYA	2023	281,634	250	1,970,646	Start of the Open pit Production in July 2023
AYA	2024	358,919	168	1,646,265	Commissioning of the new Cyanidation plant November 2024
6.3HISTORICAL  MINERAL RESOURCE ESTIMATE
In December 2021, Aya completed a mineral resource estimate (historical estimate) for the Zgounder Project in a technical report reported in accordance with NI 43-101 with an effective date of 13 December 2021 and filed on SEDAR+ under Aya's profile (see further notes below).
The December 2021 historical estimate was reported in compliance with NI 43-101 and CIM Definition
Standards (May 2014), incorporating geological and assay data from 3,148 drill holes for 136,816 m of drilling conducted at Zgounder between the 1980s and December 2021 (Table 6-6). The December 2021 historical estimate involved mineralization modelling, grade estimation, and mineral resource reporting using
Gemcom™, Leapfrog™, Snowden Supervisor™, and NPV Scheduler™ software. Ordinary kriging was used for
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 37
grade estimation into 2.0 m × 2.0 m × 2.0 m blocks. Three-dimensional block models were created for the
Zgounder Deposit and for the historical tailings. An average process recovery of 90% Ag was used for RPEEE consideration based on recent production. The December 2021 historical estimate is summarized in Table
6-8.
At a cut-off grade of 65 g/t Ag, the pit-constrained Measured and Indicated Mineral Resources totalled 514 kt, grading 357 g/t Ag for 5.9 Moz Ag. At a cut-off grade of 75 g/t Ag, the out-of-pit Measured and Indicated
Mineral Resources totalled 9.0 Mt, grading 309 g/t Ag for 89.3 Moz Ag, while the Inferred Mineral Resource totalled 542 kt, grading 367 g/t Ag for 6.4 Moz Ag. At a cut-off grade of 50 g/t Ag, the tailings Indicated
Mineral Resource totalled 272 kt, grading 94 g/t Ag for 817 koz Ag.
Table 6-6Zgounder historical estimate as at December 13, 2021 (1-10)

Area	Class	Cut-Off	Tonnes	Ag	Ag
		(Ag g/t)	(k)	(g/t)	(koz)
Pit Constrained	Measured	65	108	477	1,656
	Indicated	65	406	325	4,242
	Measured +Indicated	65	514	357	5,898
	Inferred	-	-	-	-
Out-of-Pit	Measured	75	3,403	343	37,527
	Indicated	75	5,576	289	51,810
	Measured +Indicated	75	8,979	309	89,337
	Inferred	75	542	367	6,395
Tailings	Measured	-	-	-	-
	Indicated	50	272	94	817
	Measured +Indicated	50	272	94	817
	Inferred	-	-	-	-
Total	Measured	-	3,511	347	39,183
	Indicated	-	6,254	283	56,869
	Measured +Indicated	-	9,765	306	96,052
	Inferred	-	542	367	6,395
Notes
1. Mineral Resources are reported inclusive of Mineral Reserves.
2. A silver price of USD 22.5/oz with a process recovery of 90%, USD 20/t rock process cost, USD 16.5/t tailings process cost, and USD 7/t
G&A cost were used.
3. The constraining pit optimization parameters were USD 15/t of mineralized material (including waste mining) and 50º pit slopes with a 65
g/t Ag cut-off.
4. The out-of-pit parameters used a USD 22/t mining cost. The out-of-pit Mineral Resource grade blocks were quantified above the 75 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
5. The tailings parameters were at a USD 9/t mining cost, and Mineral Resource grade blocks were quantified above the 50 g/t Ag cut-off.
6. Individual calculations in tables and totals may not sum correctly due to rounding of original numbers.
7. Reported in accordance with the CIM Definition Standards (May 2014).
8. The QP (Abraham Whaanga) has not done sufficient work to classify the historical estimate as current mineral resources, and Aya is not treating the historical estimates as current mineral resources.
9. This is called historical Mineral Resource estimate in the sense of previous Mineral Resource estimate, but not as historical estimate under NI 43-101.
10. Refer to additional disclosure below for this historical estimate.
Required disclosure under Section 2.4 of NI 43-101 (Disclosure of Historical Estimates)
•The December 2021 estimate was reported in accordance with the CIM Definition Standards (May
2014) and included in a technical report compliant with NI 43-101, with an effective date of 13
December 2021 and filed on SEDAR+ (Aya Gold & Silver Inc. 2021).
•The December 2021 historical estimate is considered reliable and relevant by the QP (Abraham
Whaanga), as it was an updated resource estimate. However, it has been superseded by the current
MRE disclosed in Section 14 of this Report.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 38
•In addition to the key assumptions, parameters, and methods described above, the December 2021 historical estimate was reported at a cut-off grade of 65 g/t Ag pit-constrained, 75 g/t Ag out-of-pit, and
50 g/t Ag tailings.
•The QP (Abraham Whaanga) has not done sufficient work to classify the December 2021 historical estimate as a current mineral resource estimate, and Aya is not treating this historical estimate as current mineral resources, as it has been superseded by the current MRE disclosed in Section 14 of this
Report. The purpose of stating this historical estimate in the Report is to fully disclose past historical estimates for the Zgounder Project.
•The QP (Abraham Whaanga) is not aware of any other recent historical estimates for the Zgounder
Project.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 39
7.0GEOLOGICAL SETTING AND MINERALIZATION
7.1REGIONAL GEOLOGY
Zgounder is located on the northwestern flank of the Siroua inlier (also spelled Sirwa), near the central part of the Anti-Atlas. The inliers (also referred to as boutonnières or windows) of the Anti-Atlas exposed Proterozoic basement rocks—remnants of the ancient West African Craton—surrounded by Paleozoic sedimentary cover
(Figure 7-1). Among these, the Siroua inlier forms a transitional zone between the Paleoproterozoic Eburnean basement of the craton to the south and the Neoproterozoic Pan-African Anti-Atlas Orogen to the north.
Regionally, the Anti-Atlas Mountain Belt lies along the northern margin of the West African Craton and records a complex tectonic evolution involving both the Eburnean and Pan-African orogenies (Soulaimani et al., 2018).
Source: modified from Soulaimani et al., 2018
Figure 7-1Regional Geology of the Anti-Atlas Mountain Belt
7.2LOCAL GEOLOGY
Within the Siroua Inlier, the local stratigraphic framework at Zgounder is dominated by Neoproterozoic volcano-
sedimentary rocks of the Sarhro Group. The Sarhro Group is part of the broader Anti-Atlas Supergroup, which regionally encompasses several volcano-sedimentary sequences recording the evolution of Neoproterozoic basins along the northern margin of the West African Craton (Figure 7-2, 7-3).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 40

N
0
10
20 km
LEGEND
Mining Licences
Exploration Permits
Zgounder Mine
LITHOLOGIES
Intrusive Units
Felsic Intrusion
Granite
Granodiorite
Granophyre
Quartz-Feldspar Porphyry
Intermediate Intrusion
Quartz-Feldspar Porphyry
Ultramafic Intrusion
Volcanic Units
Miocene Volcanic Sequence
Ignimbrites
Volcanosedimentary Sequence
Rhyolite
Laminated Rhyolite
Intermediate Volcanic Unit
Mafic Volcanic Unit
Fragmented Volcanic Unit
Sedimentary Units
Undifferentiated Sedimentary Unit
Sandstone
Conglomerate
Fine-grained Sedimentary Unit
Limestone
Dolomite
Chert
Metamorphic Units
Gneiss

Figure 7-2Geology of the Zgounder Property
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 41
The tectonic setting of the Sarhro successions remains debated. Focused studies at Imiter—a prolific silver deposit in the eastern Anti-Atlas and broadly contemporaneous with the Zgounder geology—suggest that these successions initially developed within passive-margin environments before evolving into oceanic and island-arc settings between approximately 800 and 660 Ma (Pelleter, 2016). Within this broader framework, some authors propose that the Sarhro Group was deposited in a back-arc basin (Brabers, 1988), whereas others advocate for a fore-arc basin setting (Saquaque et al., 1992; Hefferan et al., 1992; Ennih & Liégeois, 2001). Geochemically, the volcanic units display compositions comparable to arc-derived calc-alkaline basalts, supporting the interpretation that Sarhro volcanism was linked to arc development, likely during the early stages of fore-arc basin formation (Thomas et al., 2002).

7°45'W
7°30'W
N
SFF
SAF
8°W
7°15'N
31°N
Zgounder
Silver Mine
AAMF
30°15'N
Syn-Ouarzazate Group
Intrusive rock
Sarho Group
(700 Ma)
Mid-Pliocene
Volcanic rock
High-level granite,
Minor basic intrusion
Greywacke/turbidite flysch
Arkosic and conglomeratic clastic rock
Basaltic, andesitic, rhyolitic volcanic
and pyroclastic rock
Tata Group
(540 Ma)
Assarag Plutonic Suite
Bleida Group
(745 Ma)
Conglomerate, dolomite
Shale, sandstone
Tonalite, diorite
Granodiorite
Basalt, dolomite, jaspilite,
Quartz-feldspar-amphibolite schist,
Ophiolite complex
Ouarzazate Group
(570 Ma)
Zenaga Complex
(2035 Ma)
Post-orogenic volcanic/volcaniclastic
Succession, subordinate clstic/epiclastic
Sediment
Fault
Schist, orthogneiss, paragneiss
Migmatite
Bou Salda Formation
(615-580 Ma)
Thrust
SFF= Setti Fadma Fault
SAF=South Atlas Fault
AAMF=Anti-Atlas Major Fault
Basalt, andesite, rhyolite
Ignimbrite, conglomerate,
Sandstone, shale, tuff
0
10
20 km

Source: modified from Thomas et al., 2002
Figure 7-3Geology of the Siroua Inlier, Anti-Atlas
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 42
Following basin closure, early Pan-African deformation resulted in southwest-directed thrusting and the accretion of arc-related terranes represented by the Bou Salda Formation. This volcano-sedimentary package accumulated within fault-controlled troughs during a period when the fore-arc basin was narrowing and the arc complex underwent uplift and erosion (Thomas et al., 2002). Within this sequence, the Tadmant Rhyolite—a unit of the Bou Salda Formation—intrudes the greywackes of the Sarhro Group (Figure 7-3, 7-4). The Tadmant
Rhyolite has been dated at 606 Ma (Thomas et al., 2002), implying that deposition of the Sarhro Group sediments is older, around ~660 Ma (Thomas et al., 2004), though no absolute age date is available for the sedimentary units.
Deformation of the Sarhro Group was followed by plutonism and the emplacement of the Assarag intrusive suite, which includes the Askaoun Batholith (Thomas et al., 2002). The batholith, located to the far west of
Zgounder, has been dated at 558 Ma (Toummite et al., 2013). Subsequent post-orogenic collapse produced a series of extensional basins and the deposition of the volcano-sedimentary Ouarzazate Group, which overlies the older units unconformably and is dated between 558–539 Ma (Pelleter et al., 2016) (Figures 7-3 , 7-4). The
Assarag Suite and the Ouarzazate Group collectively occupy much of the Siroua Inlier. Post-orogenic collapse also generated a network of N-, E-, NE-trending conjugate faults and fractures that, at the deposit scale, exert significant control on mineralization.
The final phase of volcanism in the region is represented by the Miocene Sirwa volcano, located at the same
Neoproterozoic volcanic center active during Ouarzazate Group deposition (Thomas et al., 2002).
Prior to the lithostratigraphic classification established by Thomas et al. (2002), the Precambrian terrains of the
Siroua Inlier were subdivided by broad epochs: Precambrian II (PII), corresponding to the Tonian and Cryogenian periods, and Precambrian III (PIII), corresponding to the Ediacaran. Within this earlier framework, the Sarhro
Group (PII) is intruded to the west by the Askaoun granodioritic batholith (PII–III) and overlain to the east by the volcano-sedimentary rocks of the Ouarzazate Group (PIII) and younger Miocene cover (Serv. Geol. Maroc, 1990)
(Figures 7.3 and 7.4).
7.3PROPERTY GEOLOGY
The Zgounder deposit is hosted within the volcano-sedimentary sequence of the Imghi Formation, located in the western segment of the Cryogenian Sarhro Group. This sequence extends approximately 15 km in length and 3–
5 km in width along the northwestern flank of the Proterozoic Siroua Inlier. The Imghi Formation comprises fine-
to very fine-grained sandstones, siltstones, and turbiditic beds that are weakly metamorphosed, with local hornfels and silicic, sericitic, and chloritic alteration adjacent to intrusive bodies (Figure 7-4). The Imghi
Formation at Zgounder is spatially bounded by post-Sarhro Group magmatic units.
Earlier work at Zgounder divided the volcano-sedimentary sequence into the “Black,” “Brown,” and “Blue” series
(Demange, 1977). This nomenclature is obsolete; these units are now grouped within the Imghi Formation
(Thomas et al., 2002). In this report, the Imghi Formation is used as the formal designation, with the legacy terms referenced only for local mine-scale descriptions.
The Tadmant Rhyolite of the Ediacaran Bou Salda Formation forms a 500–1,000 m thick unit that intrudes the
Imghi Formation within the Zgounder property. This rhyolitic body lies between the Assarag granophyre and younger Ouarzazate Group volcanics to the east, and the Assarag Askaoun granodiorite to the west (Figure 7-4
7-5). Parallel to the rhyolite runs a dolerite intrusion, which is spatially associated with the same structural corridor and pinches out at depths between approximately 100 and 200 m below surface.
The deposit occurs along the northern contact between the Tadmant Rhyolite/dolerite intrusion and laminated siltstones of the Imghi Formation (Figure 7-5, 7-6). Both units strike approximately east–west, and the sedimentary beds dip steeply (~70°) southward. A dominantly northeast-trending axial-plane slaty cleavage has been documented in the area (Soulaimani et al., 2018). The rhyolite–metasediment contact is subvertical and irregular, reflecting localized deformation and faulting (Figure 7-6, 7-7). On a larger scale, the deposit itself trends west, proximal to this geological front, which also acts as a structural control on mineralization for roughly 1 km, from the eastern granophyre contact at surface westward to the Zgounder Fault (Figure 7-6).
The Zgounder Fault, a major north–trending, subvertical structure, crosscuts the property, dividing it into eastern and western structural blocks within the Imghi Formation (Figure 7-6). The eastern zone of the eastern block is further marked by another major fault, referred to as the Pit Fault, which plays an important role in the mineralization exposed in the open pit operations at Zgounder. The eastern limit of the deposit abuts a
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 43
granophyre of the Assarag Suite, part of the same intrusive complex as the Askaoun Granodiorite. Further east, the Ouarzazate Group volcanics, consisting of horizontally stacked ignimbrites, overlie the intrusive contact.
The vertical extent of the Imghi sedimentary package hosting the deposit east of the Zgounder Fault ranges from about 100 m in the east to over 500 m in the west, controlled primarily by relief in the underlying granitic basement. The granophyre outcrops at surface in the east and extends westward beneath the Imghi sediments at a shallow (~30°) dip toward the WSW, where it transitions into more granitic and granodioritic phases (Figure
7-6). The depth and geometry of this granitic body west of the Zgounder Fault remain largely unmapped, but available data suggest a progressive deepening of the granitic surface toward the west, resulting in a thickening of the overlying Imghi wedge.

N
ZG05-07
Zgounder Mine
ZG04-22
ZG04-05
River
Major faults
0
km
1
Quaternary formations
Pontian volcanic rocks
(Late Miocene - Early Pliocene)
EDIACARAN
Ouarzazate Group (PIII)
Ignimbrite
CRYOGENIAN
Sarhro Group (PII)
Imghi Formation
Pelite, graywacke, sandstone
Azarwas Formation
Conglomerate
Sandstones
INTRUSIVE ROCKS
Rhyolitic dikes (age unknown)
Tadmant Formation (PII)
Rhyolitic volcanic rocks
Assarag Suite (PIII)
Askaoun Granodiorite
Gabbro
Granophyre
Rhyolitic dikes and plugs
Dolerite dikes

Source: modified from Pelleter et al., 2016.
Figure 7-4Property Geology of the Zgounder Area
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 44
Figure 7-5Geology of the Zgounder mining license.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 45

+275600
+276000
+276400
+276800
+420800
+420400
A
B
N
(NS) Zgounder Fault
(NNE) Pit Fault
EW Fault
Major faults
Imghi Formation metasediments
Tadmant Rhyolite
Mineralized Zone
Assarag Dolerite
Assarag Granitic Intrusions
Plan View
0
250
500 m
+2200
+1800
+1400
Slice
+275800
A
+2200
+1800
+1400
Slice
+276400
B
Cross-Section Looking West (50 m slice)
0
200
400 m

Figure 7-6Zgounder: simplified geological model at the deposit scale
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 46
7.3.1STRUCTURAL GEOLOGY
The structural framework of the Zgounder deposit was studied by Bounajma (2002) and most recently by TECT
Geological Consulting (TECT), and is summarized here (TECT, 2024).
While some faults are represented by thin, discrete fault planes, structural features at Zgounder are typically characterized by pinch-and-swell structures with intense brecciation, associated damage zones on both sides of the fault, multiple minor structures in close proximity, and/or multiple associated splays.
Based on 3D structural and lithological modelling, drill core observations, and underground crosscutting relationships, deposit-scale principal structures that are oriented E–W were interpreted as relatively late, brittle faults. These faults crosscut and have possibly re-activated NNW- to NE-oriented conjugate fault sets. The lithological offset realized along the principal E-striking structure indicates hanging wall dip-slip kinematics (i.e.
normal offset) and, in turn, is offset by late regional N–S faulting. The apparent dip-slip movement on the E-
striking principal fault may have led to the development of drag fold or ‘rip-up’ features at the rhyolite-
metasediments contact, creating a high strain corridor. Further movement along parallel to sub-parallel E-
striking structures enabled the creation of open space surrounding the fold, especially in areas close to the fold hinge or rip-up features (Figure 7-5).
Source:  TECT Geological Consulting, 2024
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 47
Figure 7-7Structural development of the rhyolite-metasedimentary contact along with Ag mineralization
7.4MINERALIZATION
Silver mineralization is primarily constrained to the metasedimentary rocks of the Imghi Formation, where it follows the contact of Tadmant rhyolite and metasediments and transgresses into the dolerite (Assarag Suite).
The silver mineralization in the metasediments is predominately fracture filling or disseminated (Figure 7-9), but can also be associated with hydrothermal breccias and quartz veins (Figure 7-10). Locally, silver occurs as fracture-filling hosted by the younger intrusive units—both within the rhyolite at the metasediments contact and within centimeter-thick granite offshoots that intrude the metasediments. (Figure 7-11).
TECT interprets that localized sites of enhanced permeability were created along pre-existing faults and fault intersections at the rhyolite-metasediments contact (Figure 7-7), in which subsequent silver deposition was facilitated by silver-rich circulating fluids (TECT, 2024).
Mineralization at Zgounder can be separated into two successive paragenetic stages (Essarraj et al., 1998;
Marcoux and Wadjinny, 2005). The early stage (Fe-As) was pyrite and arsenopyrite with rare native silver. The second stage (Ag-Zn-Pb-Cu-Hg) is characterized by native Ag-Hg amalgam and small quantities of the Ag-
sulfide acanthite (Figure 7-8). Argentiferous sulfosalt minerals described for Zgounder include proustite (Figure
7-10) and rare tennantite and tetrahedrite. Other subordinate silver mineral species include polybasite, and pearceite.
Silver contents in the amalgam vary from 72–95%, and both Ag-Hg (silver-mercury) amalgam and Ag-sulfides occur as patches of 150–250 µm, frequently ~5 µm. Additional sulfide minerals, such as pyrite, galena, sphalerite and/or chalcopyrite, are accompanied by the gangue minerals quartz, chlorite and carbonate. Silver mineralization is typically accompanied by strong sericite and chlorite alteration (Figure 7-9). Supergene mineralization is confined to near-surface deposits and areas of historical exploitation. Cementation processes have led to the deposition of centimetric silver plates (Ag-Hg amalgam) and native copper (Cu), and supergene
Cu-, Hg- and Fe-bearing minerals (Essarraj et al., 1998).
Based on textural relationships, the Ag mineralization at Zgounder typically uses pre-existing joint/fractures, sites of dilation, and intersections of structural elements and occurs in the following, typically superimposed, styles (Figure 7-9, 7-10):
•disseminations along bedding and joint planes;
•as specks in centimeter-wide veinlets, stockworks, open fractures, and faults discordant to bedding;
•in localized, low mean stress sites and fractures with pre-existing veins (e.g. jogs, tension gashes);
•in microfractures proximal to brittle faults;
•disseminated in hydrothermal breccias;
•in open-space cavities and vugs
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 48
Source: after Pelleter et al. (2016) and modified from Essarraj et al. (1998) and Marcoux and Wadjinny (2005)
Figure 7-8Paragenetic sequence of the Zgounder deposit
Fluid inclusion studies (Essarraj et al., 1998) support the development of a two-staged mineralization process characterized by (first stage) a variety of H2O-CO2-CH4-rich fluids of elevated temperature (~400–450°C), followed by (second stage) highly saline Na-Ca brines (24–40 wt% eq NaCl+CaCl2) circulating at temperatures around 200°C. Fluids are interpreted to have been equilibrated with the metasediments and trapped during the early, pre-Askaoun brittle deformation of the Imghi Formation.
The geological factors responsible for silver-mineral deposition comprise dilution and slight cooling of the metal-bearing brines (Essarraj et al., 1998). Silver is likely transported as chloride complexes, which are destabilized with dilution and decreasing fluid temperatures, as a consequence of the decreasing ionic strength of the solution.
The age of silver mineralization is poorly constrained, but it is known to postdate the volcano-sedimentary units at Zgounder due to crosscutting relationships. It has been interpreted to be coeval with Ediacaran felsic intrusive activity through indirect dating and lead modal ages over a wide age range of 564–510 Ma (Marcoux and Wadjinny, 2005; Pelleter et al., 2016).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 49
Source: Aya 2025
Figure 7-9Dominant silver mineralization styles in Zgounder metasediments (A: fracture filling, B:
disseminated)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 50

Native Ag in hydrothermal breccias
A
Ag finely disseminated in matrix of breccia
0 1 2 cm
B
Ag plaques along fracture plane adjacent to quartz veins
Ag within quartz veins
0 1 2 cm
C
"Red Silver," proustite (Ag_3AsS_3) found as plaques along fracture planes. Secondary phase of Ag mineralization

Figure 7-10Other silver mineralization styles in Zgounder metasediments (A: hydrothermal breccias, B:
veins, C: sulfosalts)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 51
Figure 7-11Mineralization cross-cutting intrusive rocks. A: Fracture-filling Ag in rhyolite (VIB) proximal to rhyolite-metasediments contact. B: Granitic dyke (I1B) surrounded by metasediments (S1) with fracture-filling
Ag
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 52
8.0DEPOSIT TYPES
Zgounder has been described in literature, as an epithermal Ag–Hg system of Neoproterozoic age, associated with felsic magmatism and hydrothermal activity (Pelleter et al., 2016; Marcoux and Wadjinny 2005).
Epithermal Au-Ag mineralization is found in the shallow environment of magmatic-hydrothermal systems and mineral deposition typically occurs in association with volcanic centers. The host rocks are volcanic, volcaniclastic, sedimentary, and felsic intrusions. Epithermal precious metal mineralization forms over the temperature range of <150–300°C, from the surface to as deep as 1–2 km, and can transition to deeper mesothermal environments with temperature >300°C (Hedenquist et al., 2000; Taylor, 2007).
The classification of epithermal precious metal deposits is based on the sulfidation state of the sulfide mineral assemblages. Three sub-types are recognized (Hedenquist et al., 2000; John, 2018):
•High-sulfidation epithermal: These deposits occur proximally to magmatic sources of heat and volatiles
(e.g. HCl and SO2) forming highly acidic and oxidizing hydrothermal fluids. Related metal deposits are typically Au-, As- and Cu-dominated (e.g. enargite-luzonite and tennantite-tetrahedrite mineral assemblages), and form irregular or tabular to lensoidal bodies that reflect the orientation of the hosting structures or disseminated mineralization. Quartz, kaolinite and alunite are the dominant alteration minerals.
•Low-sulfidation epithermal: These deposits are formed distal to a magmatic source by near-neutral pH fluids. The deposits are dominated by meteoric waters but contain some magmatic component. Low-
sulfidation deposits can contain pyrrhotite-pyrite, arsenopyrite and sphalerite, as well as native Ag, Hg and
Ag-Au-sulfosalts. They typically consist of multiple stages of concordant and discordant banded or layered minerals and breccias, sheeted veins, and vein stockworks and breccias adjacent to layered veins and faults. Predominant alteration minerals include adularia and sericite.
•Intermediate-sulfidation epithermal: Some deposits with mostly low-sulfidation characteristics have sulfide mineral assemblages that represent a sulphidation state between that of low- and high-sulfidation deposits. Intermediate-sulfidation deposits consist of multistage veins and associated breccias and often indicate a transition from precious-metal mineralization to base metal mineralization. They can host significant amounts of other metals in addition to Au and Ag, mainly Cu, Pb (lead) and Zn (zinc), often demonstrating a depositional environment for hydrothermal fluids that is deeper (i.e. higher temperature and pressure). Alteration minerals include illite-muscovite (sericite), smectite and chlorite.
Silver-rich low-sulfidation deposits are known to have overlaps with more base metal-rich intermediate-
sulfidation systems indicating a transitional environment to shallow mesothermal environments. Typical examples are the Fresnillo deposit in Zacatecas and Tayolita in Durango (Camprubí and Albinson, 2007), or
Mineral Park, Arizona (Lang and Eastoe, 1988). Comparable deposits in the Anti-Atlas domain include the Imiter
Ag–Hg deposit, located approximately 200 km east-northeast of Zgounder (Marcoux and Wadjinny, 2005).
At Zgounder, mineral assemblages of Ag-Hg amalgam and Ag-sulfosalts with weak host-rock alteration and low total sulfide content are characteristic for a low-sulfidation epithermal mineralization style in depositional environments below paleo-surface. Disseminated deposition of fine-grained Ag-minerals into sedimentary units and hydrothermal breccias is characteristic of the deposit, whereas more typical low-sulfidation features, such as quartz–adularia–sulfide veins and open-space textures are notably absent. There is increasing evidence of an earlier stage of base metal mineralization, dominated by sphalerite and minor galena, and rare As-Co minerals, that precipitated under shallow mesothermal conditions and exhibits an intermediate-sulfidation character (Figure 8-1). Later silver-rich mineralization is interpreted to overprint earlier base metal stages.
Zgounder shares strong geological, structural, mineralogical, and geochemical similarities with the Imiter Ag–
Hg deposit, the two systems may represent related expressions of a broader Neoproterozoic hydrothermal event within the Anti-Atlas domain (Cheilletz et al., 2002; Marcoux and Wadjinny, 2005).
Ongoing studies by Aya include detailed structural and geochemical investigations, continuous surface and underground mapping, and academic collaborations to refine the deposit model. This work identified several features that contribute to a new understanding of the deposit type. Silver mineralization is not abundant within the intrusive units despite their abundance surrounding the deposit, suggesting that sedimentary rock–hosted carbon may represent an essential part of the depositional mechanism (Hedenquist, 2022). A weak propylitic alteration, typically associated with epithermal silver systems, is present but subdued, whereas a more
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 53
pervasive sericite alteration dominates, indicating hydrothermal fluids closer to equilibrium with the host rocks and consistent with a shallow mesothermal environment (Barry, 2025). These findings indicate the need for further refinements of the genetic model and warrant further investigation as part of the Company’s ongoing geological evaluation.
Source: Modified from Hedenquist and Lowenstern, 1994.
Figure 8-1Position of Zgounder in a schematic epithermal deposit model
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 54
9.0EXPLORATION
Exploration activities conducted within the Zgounder mining license area are multidisciplinary, aimed at improving geological understanding and identifying new zones of mineralization. Work completed to date includes regional and detailed geological mapping, mineral prospection, stream-sediment and rock sampling, hyperspectral imagery acquisition, both airborne and ground geophysical surveys, and drilling.
9.1HYPERSPECTRAL
A satellite-based mineral mapping program was completed for Aya over the Zgounder mining license by
Compagnie Générale de Géophysique – Veritas (CGG), now Viridien, in 2021 (CGG, 2021). The objective of the hyperspectral program was to enhance the regional geological understanding of the Zgounder property by identifying lithological and structural features, and by generating exploration targets from spectral alteration patterns that vector toward hydrothermal centers and ore zones.
The program was completed over the mining license and the surrounding region (650 km2) in two stages: a regional interpretation at 1:25,000 scale outlining the main structural trends and alteration zones, followed by a detailed study at 1:5,000 scale focused on priority areas.
Several satellite datasets were processed and interpreted by CGG to support regional and detailed geological mapping. Copernicus elevation data and multispectral Sentinel-2 imagery provided the base for regional geological interpretation and structural analysis. ASTER and PRISMA imagery was used for its spectral capability to identify clay, iron, and carbonate alteration associated with hydrothermal systems and intrusive activity. For high-resolution work over the license area, WorldView-3 imagery was employed for detailed structural and spectral mineral mapping, as well as lithological classification.
Results highlighted strong argillic alteration zones overlapping at surface with the mapped metasedimentary unit that hosts the deposit mineralization, and chlorite alteration at the dolerite/rhyolite contact zone (Figure
9-1). PRISMA data mapped the argillic alteration to include montmorillonite and goethite. This alteration signature is characteristic for hydrothermal alteration zones enriched in Fe-bearing minerals and can be applied to look for similar zones of alteration during a regional scale acquisition.
Interpretation of WorldView-3 imagery enabled the identification of dykes as narrow as a few meters in width, visible on both optical and mineral composite maps. Regional structural analysis reveals dominant NNE–SSW and NW–SE trends, with a subordinate E–W orientation also observed. Evidence of fault kinematics is limited but locally indicated by minor offsets in the dykes. ASTER data further distinguishes iron-oxide alteration associated with the Miocene volcanic rocks east of Zgounder, highlighting the lithological unconformity that separates it from the Proterozoic formations to the west, which host the deposit and exhibit elevated argillic and chlorite alteration (Figure 9-1).
The findings are consistent with the Zgounder geological framework and will contribute to refine the mapping and interpretation of structural features and mineral alteration across the licensed area. It will also serve as a guide for prospecting similar alteration types during regional exploration.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 55
Source: Aya 2025
Figure 9-1Zgounder WorldView-3 Clay/Chlorite/Iron mineral map.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 56
9.2AIRBORNE GEOPHYSICAL SURVEY
Geotech Ltd. conducted an airborne geophysical survey over the Zgounder Property between April and June
2022. The survey covered an area of 783 km², comprising a total of 8,611 line-kilometers, with east–west traverse lines spaced at 100 m and north–south tie lines spaced at 1,000 m (Figure 9-2).
The principal geophysical sensors included a Versatile Time Domain Electromagnetic (VTEM) system, a caesium magnetometer, and an RSI ARGS RSX-5 spectrometer. The survey provided electromagnetic, magnetic, and radiometric datasets across the property (Geotech, 2022).
The objective of the airborne geophysical survey was to investigate the regional continuity of structural features beyond the mine area to improve the understanding of the broader regional structural framework and to generate new exploration targets across the Zgounder property.
Results from the VTEM survey were used to support geological and structural interpretation. They highlight key lithological domains, including the Askaoun granite to the west of the Zgounder deposit, characterized by variable medium to low magnetic responses and high resistivity, and the Miocene volcanic sequence to the east, marked by higher conductivity and locally elevated magnetic signatures (Figure 9-2). The volcano-sedimentary sequence hosting the Zgounder deposit exhibits variable medium to high magnetic responses and generally low conductivity. The deposit area itself is characterized by a magnetic and conductive low.
The radiometric dataset (K-Th-U) provides additional constraints on lithological discrimination. Potassium (K)
counts are strongly elevated over the rhyolite, forming a prominent east–west linear anomaly consistent with the mapped intrusive body. High K responses also occur over the granophyre in the east, in contrast to the comparatively low K values in the Askaoun granite to the west. The metasedimentary sequence north of the rhyolite exhibits very low K, Th, and U responses, consistent with its lower feldspar and accessory-mineral content. Uranium and Th show moderate values within the rhyolite and granophyre, supporting their classification as evolved felsic units enriched in incompatible elements. The Ouarzazate volcanic rocks display low-to-moderate K-Th-U signatures that clearly differentiate them from the Miocene Sirwa volcanic suite to the east, which shows strong K-Th enrichment. This contrast is particularly useful for refining volcanic stratigraphy, delineating intrusive contacts, and tracing structures that juxtapose the Miocene volcanics against the
Proterozoic basement.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 57
Source: Aya 2025
Figure 9-2Zgounder Calculated Vertical Derivative (CVG) of Reduced to Pole (RTP) Total Magnetic
Intensity (TMI).
9.3GROUNDBORNE GEOPHYSICAL SURVEYS
Terratec Geophysical Services completed a combined ground geophysical survey using Electrical Resistivity
Tomography (ERT) and Time Domain Induced Polarization (TDIP) techniques, and a ground magnetic survey
(WalkMag) at the Zgounder Property in 2021. The ERT and TDIP measurements were carried out between 2nd of
February and 15th of March 2021, while the WalkMag was carried out between 7th and 26th of April 2021.
The combined ERT-TDIP program covered three target areas with north–south oriented traverse lines, for a total of 37.9 line-kilometers (Figure 9-3). The survey identified sub-vertical, moderately to highly resistive zones interpreted as rhyolitic units, which correspond well with lithological contacts observed on surface geological maps. The chargeability models revealed a pronounced, high-intensity anomaly spatially coincident with the known zones of silver mineralization.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 58
In addition, the ground magnetic survey (WalkMag) helped to support geological interpretation and investigate mineralized structures within the mining license area. The program consisted of 40 north–south oriented lines, each approximately 4 km long and spaced 100 m apart, covering an area of roughly 15.5 km2 (Figure 9-4).
Continuous magnetic readings were collected at an average station spacing of 1 m (ranging from 0.5 m to 1.4
m) using a GEM GSM-19 Overhauser Version 7 magnetometer with GPS for both rover and base stations. The data, recorded as total magnetic intensity (TMI), were processed to generate derivative products, including reduction to the pole and tilt derivative, and others (Terratec, 2021).
The objective of the ground geophysical campaign was to investigate structural features and conductivity–
resistivity variations over the mine area to better understand the controls on mineralization and to support the refinement of near-mine drilling programs.
Source: Terratec, 2021
Figure 9-3Area and lines cover by the Groundborne Electrical Resistivity Tomography (ERT) and Time
Domain Induced Polarization (TDIP) survey.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 59
Source: Terratec, 2021
Figure 9-4Area and lines cover by the ground magnetic survey (WalkMag)survey.
ERT–TDIP results north of the mine stratigraphy outline a strong resistive feature interpreted as a felsic intrusion, with near-surface expressions matching mapped rhyolitic dykes (Figure 9-5). This suggests that the dykes are offshoots of a deeper intrusive body and highlights additional granite contact zones as prospective exploration targets.
The RTP magnetic data delineate major structures, including a prominent north–south fault that offsets all lithologies and separates the Zgounder stratigraphy into eastern and western blocks, indicating a deep-rooted, late cross-cutting structure (Figure 9-6). Magnetic contrasts also distinguish the metasedimentary rocks north of the deposit, which show higher magnetic responses than the host stratigraphy. These variations assist in mapping lithological units and refining exploration targeting where magnetic susceptibility relates to favorable structural or alteration settings.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 60
Source: Terratec, 2021
Figure 9-5Model Resistivity Section – Block 1 – Line-1
Source:  Terratec, 2021
Figure 9-6RTP product from  ground magnetic survey (WalkMag)survey
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 61
9.4GEOLOGICAL MAPPING AND SAMPLING
Geological mapping of the Zgounder property has been conducted continuously since 2022, with work progressively refined and updated as new information became available. The objective of the mapping was to detail the geology of the property, both to characterize the main lithological units and structural features in the near-mine area, and to complete coverage across the property to define the regional geological framework. This regional context serves as a guideline for future field programs and prospecting activities.
The program involved systematic traverses across the property to document lithological contacts, alteration zones, and major structures.  Mapping was carried out along roads, ridgelines, open fields, and stream cuts to ensure representative coverage of the main geological domains. Prospecting and rock sampling were conducted in areas showing alteration or visible mineralization to verify historical occurrences and identify new zones of interest. The results were compared against previous geological compilations to refine interpretations and ensure consistency across the property.
A comprehensive, property-scale geological map was completed in 2023, then digitized and integrated into a
GIS platform to support ongoing exploration planning and interpretation (Figure 7-5).
Rock and stream-sediment sampling were carried out in conjunction with the mapping program to support geochemical targeting (Figure 9-7). Since 2022, a total of 215 grab samples have been collected across the
Zgounder mining license during in-house prospecting and mapping campaigns. Rock samples were taken from in-situ outcrop material using a hammer. All samples were prepared and analyzed by Afrilab, using fire assay with an AAS finish for Au, and four-acid digestion with an ICP finish for base and trace metals (Ag, Cu, Fe, Pb,
Zn). Results include anomalous silver values ranging from 20–80 g/t in samples collected from the host rocks within the mine footprint. Interpretations from the 2022 work indicate that rock samples collected directly along the dolerite–rhyolite contact within the mine area confirm the continuation of the E–W mineralized trend at surface, while samples taken along the granophyre–sediment contact in the east support the continuity of surface mineralization and supported extending the open pit exploration toward the NE. One anomalous sample in the southeast (97.6 g/t Ag) guided follow-up drilling along the granophyre–volcanic contact.
In parallel, Atlas GeoServices (AGS) conducted a stream-sediment sampling campaign from 14 July to 12
August 2022, during which 955 stream-sediment samples were collected across the Zgounder Properties, including 47 samples within the Zgounder mining license area. Stream-sediment samples were collected at a depth of approximately 5–10 cm and were a composite of three to four sub-samples spaced 5–10 m apart. The material was sieved to <2 mm and quartered to obtain a final sample mass of approximately 2.5 kg. Each batch of 50 samples included one blank and one field duplicate, on alternation, inserted at the 1st and 20th positions of the batch as part of the QA/QC protocol (Atlas Géo-Services, 2022). Sample preparation and analytical work were carried out by Afrilab. Preparation included crushing and pulverizing to 75 µm, followed by multi-element geochemical analyses. Stream-sediment results were generally below mineralization thresholds (<10 g/t Ag);
although a few ppb-scale anomalies were detected, their proximity to mine workings suggests possible contamination, and the data are not considered fully representative.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 62

620,000
622,000
3,404,000
3,402,000
N
LEGEND
Intrusive Units
Volcanic Units
Sedimentary Units
Zgounder Mining Licence
Zgounder Mine
Topographic Contour Lines
Hydrographic Network
Grab Samples
Stream Sediments Samples
Trenchs
Granodiorite
Granophyre
Quartz-Feldspa Porphyry
Dolerite
Miocene Volcanic Sequence
Ignimbrites
Volcanosedimentary Sequence
Rhyolite
Laminated Rhyolite
Andesite
Sandstone
Conglomerate
Fine-grained Sedimentary Unit
Faults
Mineralization Contour

Source: Aya 2025
Figure 9-7Rock sampling and soil sampling over the Zgounder mining license
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 63
9.5TRENCHING
In 2022, four trenches were excavated, for a total of 542.5 m, in the northeastern part of the Zgounder deposit area. Two trenches were positioned directly along the eastern margin of the Eastern Zone, while the other two were located approximately 100–200 m farther northeast, beyond the known extent of mineralization at the time. The trenches were oriented roughly north-northwest to northwest (Figure 9-7). The objective of this program was to examine the contact between the metasedimentary units and the felsic intrusions east of the deposit, providing surface geological information to support ongoing structural and lithological interpretation in that sector. Three of the four trenches delineated a contact with the granite (granophyre) at surface. The trenches were not sampled.
9.6TELEVIEWER
In 2024, a televiewer survey was completed over select drill holes in the mine area to collect detailed structural orientation data representative of the western, central, and eastern zones of the deposit (Table 9-1). The program included six drill holes, using both optical and acoustic televiewer measurements to obtain high-
resolution structural imagery and orientation data, and measured gamma radiation. The drill holes were selected based on their proximity to major faults, such as the Zgounder Fault in the west, EW fault across the central deposit, and NE pit fault (i.e.: Figure 7-6) in order to test if the those faults, or similar orientations were captured with televiewer. The structural results supported the ongoing interpretation of the Zgounder deposit and confirmed the presence and continuity of the main structural EW, NS, NE, and NW features previously identified through underground and surface mapping. The borehole radiometric data showed no significant response over lithological or structural contacts.
Table 9-1Televiewer: surveyed drill holes

Hole ID	Survey From (m)	Survey To (m)	Zone
ZG-22-03	0.4	140	East
ZG-22-38	0.3	140	East
ZG-22-19	0	215	Central
ZG-21-53	0	180	Central
ZG-22-47	1.5	104	Central
ZG-23-69	0.5	434	West
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 64
10.0DRILLING
This section summarizes drilling activities completed on the Zgounder mining license since the previous MRE in December 2021. The drilling program was ongoing at the effective date of this report. Information regarding drilling campaigns prior to 2021 are detailed in Section 6.1 Exploration History.
As of June 30, 2025, a total of 158,459 m of new diamond drilling—completed from both surface and underground platforms—has been executed at Zgounder. In addition, 46,552 m of new reverse circulation (RC)
drilling and 69,965 m of new underground percussion drilling (YAK-T28) have been completed across
Zgounder (Table 10-1 & Table 10-2).
Table 10-1Diamond drilling and reverse circulation drilling programs by year

Period	DD Surface		DD Underground		RC Surface		Total
	Drillholes	Meters	Drillholes	Meters	Drillholes	Meters	Drillholes	Meters
2022	104	23,016	184	12,045	---	---	288	35,061
2023	69	10,322	228	21,669	404	13,328	701	45,319
2024	67	12,623	564	55,762	473	28,627	1,104	97,012
2025 (to end of June)	21	3,382	274	19,640	95	4,597	390	27,619
Total	261	49,343	1,250	109,116	972	46,552	2,483	205,011
Table 10-2Underground percussion drilling programs by year

Period	T28		YAK		Total
	Drillholes	Meters	Drillholes	Meters	Drillholes	Meters
2022	482	10,931	163	7,522	645	18,453
2023	537	12,370	182	8,084	719	20,454
2024	571	12,930	212	9,698	783	22,628
2025 (to end of June)	176	3,986	111	4,444	287	8,430
Total	1,766	40,217	668	29,748	2,434	69,965
Drilling programs were designed to address specific objectives depending on the method employed. Diamond drilling, conducted both from surface and underground, has supported near-mine exploration and resource delineation at the deposit scale, as well as definition drilling and grade control underground. Underground percussion drilling has been systematically applied for orebody definition and operational grade control. RC drilling, primarily completed from surface, has been used to support grade control, delineate open-pit limits, and evaluate potential extensions.
The cumulative amount of new drilling information has progressively improved geological understanding of the deposit and established the framework for ongoing development.
10.1DIAMOND DRILLING
Aya continued extensive diamond drilling campaigns from 2022 onward to support ongoing mine development, resource expansion, and regional exploration across the Zgounder property (Table 10-3; Figure
10-1).
Regional exploration programs described below were completed outside the current resource area but within the broader Zgounder license.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 65
Table 10-3Zgounder diamond drilling programs 2022-2025

Year	Program Type	Drillholes	Meters	Primary Objectives
2022	Resource & Definition	266	33,472	Near-mine resource expansion and definition from surface & underground
	Condemnation	12	1,100	Define surface area for waste-rock storage east of the mine
	Geotechnical	10	489	Assess ground conditions for new mill development
2023	Near-Mine Exploration	143	19,103	Extend mineralization at depth and to the west, esp. from Level 1925
	Definition	153	12,324	Support mine development above Level 1950
	Regional Exploration	1	564	East of mineralized footprint
2024	Near-Mine Exploration	234	34,831	Expand granite-contact zone laterally & at depth (Levels 1925–1950)
	Definition	367	23,911	Provide detailed data for stope design and production support
	Regional Exploration	30	9,643	Test eastern, western, and southern Zgounder targets
2025 (to end of June)	Near-mine Exploration	33	5,759	Extend western and depth continuity from Level 1925
	Definition	252	14,898	Focus on central & eastern sectors above Level 1950
	Geotechnical	3	452	Rock quality for underground mine infrastructure
	Regional Exploration	7	1,913	Test northern volcanic unit
10.1.12022 Diamond Drilling Programs
In 2022, Aya completed several concurrent drilling programs across the mine area, both from surface and underground:
•Resource and Definition Drilling: 266 holes (33,472 m) Targeted extensions of known mineralized zones and short-range definition within the mine area.
•Condemnation Drilling: 12 holes (1,100 m) were completed east of the mine to delineate ground for future waste-rock storage.
•Geotechnical Drilling: 10 holes (489 m) were drilled to assess ground conditions for the new mill development.
10.1.22023 Diamond Drilling Programs
In 2023, Aya expanded both near-mine and regional exploration activities:
•Near-Mine Exploration: 143 holes (19,103 m) were drilled from surface and underground to expand mineralization laterally and at depth. Drilling from Level 1925 proved particularly significant, extending the western continuity of the granite-contact zone below and beyond the main deposit.
•Definition Drilling: 153 holes (12,324 m) were completed above Level 1950 to support short-term mine development and stope design.
•Regional Exploration: One exploration hole (564 m) was completed ~300 m east of the known mineralized footprint; it did not intersect favorable host geology.
10.1.32024 Diamond Drilling Programs
Drilling activity intensified in 2024, comprising both near-mine and regional exploration initiatives across the
Zgounder property:
•Near-Mine Exploration: 234 holes (34,830 m), mostly from underground (Levels 1950 and 1925), expanded and converted resources along the granite-contact zone laterally and at depth, following the main east–west mineralized corridor.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 66
•Definition Drilling: 367 holes (23,911 m) focused on levels 1950 and above, providing essential data for mine planning and operational support as production ramped up during 2024.
•Regional Exploration: A total of 30 holes (9,643 m) were completed across three key areas:
•Eastern Target: 5 holes tested geology east of the deposit; although still outside the host stratigraphy, results provided valuable geological insights for future targeting.
•Western Zone: 8 holes were drilled to bridge the gap between the 2022–2023 Zgounder far-west programs and the main deposit.
•Southern Target: 17 holes tested Zgounder-type stratigraphy up to 600 m south of the principal east–
west trend.
10.1.42025 Diamond Drilling Programs
As of end of June 2025, drilling activities included:
•Near-mine Exploration: 33 holes (5,759 m), mainly from Level 1925, extending the western continuation of the deposit at depth.
•Definition Drilling: 252 holes (14,898 m) concentrated in the central and eastern parts of the deposit above Level 1950 to refine grade control and support active stopes.
•Geotechnical Drilling: 3 holes (452 m) were drilled to assess the rock mechanics and stability for underground mine infrastructure
•Regional Drilling: 7 holes (1,913 m) were drilled over 500 m north of the deposit, testing a volcanic sequence.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 67
Source: Aya 2025.
Figure 10-1Surface diamond drill hole distribution over Zgounder deposit.
10.2REVERSE CIRCULATION DRILLING
Surface RC drilling by Aya (Figure 10-2) was used to define near-surface mineralization in the eastern portion of the Zgounder deposit. The primary objective of these programs is to delineate shallow mineralized zones suitable for open-pit extraction and to support detailed mine planning. The RC drilling data were incorporated into the Zgounder geological and resource models, providing essential support for defining near-surface mineralization and refining open-pit design parameters. In 2023, a total of 404 RC holes (13,328 m) were completed for near-surface definition. Activity increased in 2024, with 473 holes (28,627 m) drilled across the same sector to further refine mineralized envelopes and improve resource confidence. By mid-2025, an additional 53 holes (2,242 m) were drilled as part of the ongoing near-surface definition program. Also in 2025,
42 condemnation holes (2,355 m) were completed immediately north of the planned open-pit area to sterilize ground and support the expansion of the waste-rock storage facility.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 68
Source: Aya 2025.
Figure 10-2Surface reverse circulation drill hole distribution over Zgounder deposit.
10.3PERCUSSION DRILLING
Percussion drilling using air-compressed hammer T28 and Yak rigs continues to be an important component of underground definition work at the Zgounder mine. The programs cover all active mining levels and are designed to refine the geometry of mineralized structures and improve grade control within the production areas. In 2022, a total of 482 T28 and 163 Yak holes were completed for a combined 18,453 m. In 2023, percussion activity increased to 537 T28 and 182 Yak holes for 20,454 m. The 2024 program maintained a high level of definition drilling, with 571 T28 and 212 Yak holes for a total of 22,628 m. By end of June 2025, percussion drilling totaled 8,430 m, comprising 176 T28 and 111 Yak holes. These programs continue to provide essential short-range data for resource modeling, grade control, and ongoing mine development across multiple underground levels.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 69
10.4DRILLING PROCEDURES
10.4.1DIAMOND DRILLING LOGISTICS AND ORIENTATIONS
Surface diamond drilling at Zgounder is constrained by the rugged topography of the Anti-Atlas mountain range. The steep and rigid southern slopes of the ridge limit construction of surface platforms, resulting in most setups being located on the northern flank. Consequently, drilling azimuths must often be oriented southward, sub-parallel to stratigraphy, which is not optimal for intersecting mineralized zones.
Underground drilling, in contrast, offers better flexibility for orienting holes at optimal angles to structures and mineralized zones. Most exploration and resource drilling is oriented south–north, approximately perpendicular to the main west-striking fault zones that control mineralization. Inclination varies according to the target, with fan patterns commonly employed.
Typical drill spacing for resource expansion is approximately 25 m, while 12.5 m or less is used for infill and definition drilling.
10.4.2DIAMOND DRILLING METHODS
Since 2021, surface drilling at Zgounder has been carried out by GEOSOND Maroc, while Africsondage (a subsidiary of GEOSOND) has been responsible for underground drilling (Figure 10-3). Between 2023 and 2024, a second contractor, Forage FTE, joined the program to support ongoing work. Surface drilling was completed using HQ or NQ core sizes, whereas underground drilling employs NQ core for exploration and geotechnical holes, and BQ core for definition and grade control drilling.
Before drilling from surface, collar positions are marked in the field using a standard handheld GPS with a precision of approximately ±3 m in easting and northing. Drill rig alignment is done using a standard compass with front and back pickets to confirm azimuth. Upon completion, collars are surveyed by a surveyor using a
GNSS Trimble R780.
Underground collar locations are established using a two-point alignment method, and surveyed with a Leica
TS16 total station prior to drilling.
During drilling, core is placed in standard plastic boxes, with 3-m drill runs separated by a labelled core block.
Boxes are clearly marked with the hole ID and a sequential box number. At the end of each night shift, the drilling contractor delivers the boxes to the core shack for processing.
Core is processed in the core shack by the geological team. Sample intervals are defined by logging geologists according to geological boundaries, typically between 0.3 m and 1.5 m, with visually mineralized zones sampled at 0.5 m intervals. Core is then cut along a designated cutting line, and half-core samples are bagged and submitted for preparation and analysis, ensuring consistency in the sampled side.
Downhole orientation measurements were performed by GEOSOND, Africsondage, and Forage FTE using a
Reflex EZ-Shot (Reflex Instruments Inc.), a magnetic-reference survey tool. In mid-2025, GEOSOND and
Africsondage transitioned to the SPT Gyrologic, a north-seeking gyroscopic tool. Downhole surveys were conducted by the drillers, with readings taken at 9 m and then at 30 m intervals. Results were provided daily to the geological team along with the drill reports.
Oriented diamond core drilling is used for regional exploration but has not been implemented for mine-site surface or underground drilling due to the high level of the rock fracturing.
After drilling, each surface collar is marked with the drill hole ID written on a concrete base, while underground holes are identified with a fixed tag.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 70
Figure 10-3Underground diamond drill (left); surface diamond drill (right)
10.4.3RC METHODS
Reverse circulation (RC) drilling is mainly carried out by Geosond in the open pit area for infill drilling with average depths of 60–90 m in grid patterns. Drilling and sampling protocols were reviewed with the production geology team responsible for the drilling and sampling. Water issues are rarely encountered. A 14-
cm diameter Epiroc RC50 hammer is used, and air pressure is maintained at 25 bar. The RC rig operates with a cyclone and a dump box combined with a two-tiered riffle splitter (Figure 10-4). During the site visit of one
QP (Honza Catchpole), he observed that two or three operators were always on site during operation, and a production geologist was present on an irregular basis, preparing the sample bags and supervising the sample preparation process. The rig operators collected one bulk split sample and a smaller split sample. The smaller sample was bagged, labelled, and prepared for submission to the laboratory. Only the smaller sample split was weighed at the core shed. The bulk sample were not weighed. During a trial period in January–March
2025, RC bulk samples bags were weighed. The QP did not observe the weighing procedure. Once laboratory analytical results are received and validated, the corresponding bulk samples are discarded. After the samples are transported to the core shed, RC chips are collected by sampling the bulk sample and sieving to obtain representative chip samples for logging. Representative RC chips are collected in small, labelled plastic sample bags. One  QP (Honza Catchpole) did not observe the chip logging process.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 71
Figure 10-4RC rig in operation
10.4.4PERCUSSION DRILLING METHODS
Percussion drilling with air-compressed hammers is used for standard production sampling and includes ‘Yak’
jack hammer drilling (45-mm drill bit diameter) and T28 Beretta drill rigs (32-mm drill bit diameter). The mine production department produces sludge samples from percussion drilling for production sampling. Water and drilled rock bits/sludge are drained by a smaller, pre-drilled connecting hole. Samples and water are collected in a barrel. Samples are regularly taken after specific intervals are drilled, and subsamples are scooped out of the barrel by a drilling assistant. Samples are placed into plastic sample bags, labelled, and later weighed. RSC observed the process, and sample weights obtained varied from 3–5 kg on average, although some samples were several kilograms heavier.
10.5DRILLING RESULTS
Exploration diamond drilling conducted between 2021 and 2025 has identified extensions of the mineralization at depth, as well as to the west and east of the deposit. In addition, definition drilling carried out during the same period aimed to better constrain the geometry of the mineralization across the entire extent of the deposit (Figure 10-5).
The significant intercepts presented in Tables 10-4 and 10-5 highlight the distribution of silver mineralization throughout the Zgounder deposit, including the Western, Central, and Eastern sectors.
Table 10-4Significant intercepts from the 2021-2025 diamond drilling programs.

Drill hole	Type	Zone	From (m)	To (m)	Length (m)	Ag (g/t)
ZG-22-64	Surface	West	336.50	340.00	3.50	2,074
Including			336.50	339.00	2.50	2,861
ZG-22-66	Surface	East	104.50	106.00	1.50	2,940
DZG-SF-22-176	Underground	West	16.00	23.50	7.50	4,980
Including			16.00	20.50	4.50	8,228
DZG-SF-22-162	Underground	West	49.50	58.50	9.00	1,242
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 72

Drill hole	Type	Zone	From (m)	To (m)	Length (m)	Ag (g/t)
ZG-23-02	Surface	East	38.00	44.50	6.50	1,753
Including			38.00	43.50	5.50	2,038
DZG-SF-22-144	Underground	West	64.00	68.50	4.50	2,192
DZG-SF-22-153	Underground	West	55.00	59.00	4.00	3,386
ZG-SF-23-010	Underground	West	27.50	41.00	13.50	812
ZG-23-25	Surface	East	326.50	334.00	7.50	1,075
ZG-23-54	Surface	East	56.00	63.00	7.00	1,846
Including			56.00	61.00	5.00	2,095
ZG-SF-23-084	Underground		133.50	147.00	13.50	1,089
Including			133.50	144.00	10.50	1,330
ZG-SF-23-084	Underground	Centre	163.50	168.00	4.50	4,469
ZG-23-07	Surface	West	85.00	87.00	2.00	3,460
ZG-23-58	Surface	East	10.00	14.00	4.00	1,828
ZG-SF-23-037	Underground	Centre	140.50	144.50	4.00	1,356
Including			140.50	144.00	3.50	1,537
ZG-23-35	Surface	East	85.00	100.00	15.00	683
Including			85.00	93.00	8.00	947
ZG-SF-23-038	Underground	West	42.00	56.00	14.00	675
Including			42.00	53.50	11.50	782
DZG-SF-23-251	Underground	Centre	21.00	30.50	9.50	988
Including			21.00	25.50	4.50	1,918
DZG-SF-23-233	Underground	East	90.50	102.00	11.50	950
Including			90.50	95.00	4.50	2,102
DZG-SF-23-214	Underground	Centre	2.50	8.50	6.00	2,653
DZG-SF-23-249	Underground	Centre	46.00	48.50	2.50	5,755
ZG-SF-24-092	Underground	Centre	76.50	94.10	17.60	322
Including			76.50	89.10	12.60	404
ZG-SF-24-107	Underground	East	100.00	105.50	5.50	1,459
Including			100.00	102.50	2.50	3,086
ZG-SF-24-108	Underground	West	67.70	70.70	3.00	1,292
ZG-SF-24-123	Underground	West	274.00	276.50	2.50	5,696
ZG-SF-24-123	Underground	West	276.50	289.10	12.60	1,640
Including			276.50	279.00	2.50	4,258
ZG-SF-24-164	Underground	East	136.00	146.50	10.50	657
Including			136.00	145.00	9.00	587
ZG-SF-24-170	Underground	East	28.50	35.50	7.00	977
Including			28.50	31.00	2.50	2,432
ZG-SF-24-170	Underground	East	109.00	112.50	3.50	1,094
ZG-SF-24-200	Underground	West	265.00	286.00	21.00	1,151
Including			265.00	284.50	19.50	765
ZG-SF-24-203	Underground	West	176.00	186.00	10.00	911
Including			176.00	182.00	6.00	1,367
ZG-SF-24-209	Underground	West	299.00	303.50	4.50	1,756
Including			299.00	301.00	2.00	3,492
ZG-SF-24-219	Underground	West	65.00	70.00	5.00	1,147
Including			65.00	67.50	2.50	2,174
ZG-SF-24-259	Surface	East	66.00	74.50	8.50	1,082
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 73

Drill hole	Type	Zone	From (m)	To (m)	Length (m)	Ag (g/t)
DZG-SF-24-007	Underground	East	88.50	92.50	4.00	2,511
DZG-SF-24-111	Underground	East	4.50	11.00	6.50	2,372
DZG-SF-24-145	Underground	Centre	13.00	16.00	3.00	4,645
DZG-SF-24-153	Underground	East	56.00	60.00	4.00	3,955
DZG-SF-24-018	Underground	West	10.50	21.50	11.00	902
DZG-SF-24-027	Underground	West	69.50	71.00	1.50	7,631
DZG-SF-24-065	Underground	West	79.00	85.50	6.50	2,870
Including			79.00	82.00	3.00	4,957
DZG-SF-24-172	Underground	Centre	22.50	43.50	21.00	2,165
Including			22.50	34.00	11.50	3,633
DZG-SF-24-228	Underground	East	6.00	16.00	10.00	3,794
ZG-SF-25-290	Underground	West	275.00	285.00	10.00	823
Including			275.00	281.00	6.00	955
ZG-SF-25-290	Underground	West	297.50	302.00	4.50	2,055
DZG-SF-25-412	Underground	Centre	56.50	64.50	8.00	3,279
Including			56.50	60.50	4.00	6,425
DZG-SF-25-422	Underground	Centre	48.00	52.00	4.00	5,297
Source: Aya.
Note: All assay values are core lengths.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 74
Table 10-5Significant intercepts from the 2023-2025 reverse circulation drilling programs.

Drill hole	Type	Zone	From (m)	To (m)	Length (m)	Ag (g/t)
ZG-RC-23-2260-70	Surface	East	22.00	49.00	27.00	1,611
ZG-RC-23-2230-212	Surface	East	5.00	13.00	8.00	2,812
ZG-RC-CT7-P63-23-63	Surface	East	8.00	15.00	7.00	2,227
ZG-RC-CT4-P33-23-33	Surface	East	7.00	20.00	13.00	1,009
ZG-RC-23-2230-197	Surface	East	0.00	11.00	11.00	1,087
ZG-RC-23-2230-232	Surface	East	0.00	2.00	2.00	5,592
ZG-RC-23-2260-99	Surface	East	3.00	17.00	14.00	795
ZG-RC-CT3-P20-23-20	Surface	East	16.00	22.00	6.00	1,819
ZG-RC-CT1-P1-23-01	Surface	East	5.00	17.00	12.00	897
ZG-RC-23-2230-231	Surface	East	0.00	5.00	5.00	2,145
ZG-RC-23-01	Surface	East	10.00	17.00	7.00	1,457
ZG-RC-24-277	Surface	East	33.00	50.00	17.00	2,425
ZG-RC-24-413	Surface	East	10.00	38.00	28.00	1,001
ZG-RC-24-228	Surface	East	25.00	45.00	20.00	1,356
ZG-RC-24-028	Surface	East	2.00	26.00	24.00	986
ZG-RC-24-452	Surface	East	39.00	53.00	14.00	1,364
ZG-RC-24-082	Surface	East	24.00	40.00	16.00	1,155
ZG-RC-24-345	Surface	East	15.00	31.00	16.00	876
ZG-RC-24-154	Surface	East	19.00	38.00	19.00	711
ZG-RC-24-303	Surface	East	22.00	28.00	6.00	1,970
ZG-RC-24-232	Surface	East	0.00	11.00	11.00	1,054
ZG-RC-24-355	Surface	East	0.00	20.00	20.00	555
ZG-RC-24-401	Surface	East	17.00	20.00	3.00	3,565
ZG-RC-24-169	Surface	East	20.00	42.00	22.00	485
ZG-RC-24-243	Surface	East	0.00	25.00	25.00	420
ZG-RC-24-031	Surface	East	8.00	22.00	14.00	744
ZG-RC-24-318	Surface	East	8.00	17.00	9.00	1,143
ZG-RC-24-235	Surface	East	0.00	13.00	13.00	778
ZG-RC-24-234	Surface	East	6.00	7.00	1.00	7,040
ZG-RC-24-400	Surface	East	43.00	44.00	1.00	4,720
ZG-RC-25-478	Surface	East	3.00	18.00	15.00	677
ZG-RC-25-412	Surface	East	27.00	37.00	10.00	745
ZG-RC-25-462	Surface	East	11.00	22.00	11.00	502
ZG-RC-25-449	Surface	East	11.00	15.00	4.00	1,347
Source: Aya.
Note: All assay values are core lengths.
The underground definition drilling summarized in Table 10-4 (drill holes with the prefix DZG) represents definition drilling completed from Levels 1950, 1975, 2000, 2030, 2075, and 2100. This drilling improved the geological interpretation and resource definition within the upper portion of the deposit (to ~220 m vertical depth), complementing ongoing underground mining. For example, drill hole DZG-SF-22-162 (Figure 10-6)
intersected mineralization that directly informed the design of a stope subsequently mined from Level 1950.
Definition drilling remains focused within the main orebody hosted in the metasedimentary unit.
The resource and exploration drilling in Table 10-4 (drill holes prefixed ZG), completed from both surface and underground (ZG-SF), achieved its objectives of increasing confidence in the central ore zone and identifying additional mineralization laterally and at depth. Holes ZG-23-35 (Figure 10-7) and ZG-SF-23-010 (Figure 10-6)
returned significant intercepts that supported resource conversion and upgrading. In contrast, deeper
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 75
intersections in ZG-22-64, ZG-SF-23-203 (Figure 10-6), and ZG-23-25 (Figure 10-7) extended mineralization toward the granitic contact approximately 100 m below the main orebody, enhancing the understanding of deeper exploration potential. One of the deepest silver mineralization intersected to date along the western extension of the granite contact was reported from ZG-SF-24-209, confirming that the mineralized zone continues to at least 400 m vertical depth in this area.
Results from the RC drilling programs at Zgounder supported both grade control and pit planning objectives
(Figure 10-2 and Table 10-5). The 2023 program focused on definition and grade control drilling to inform short-term open-pit design. In 2024, drilling expanded the open-pit footprint and contributed to the definition of pit extensions to the west and to the north. The 2025 program was dual-phased: ongoing definition and grade control drilling in the active open-pit operation, and a northern condemnation campaign to define the waste pile margins. Condemnation drilling successfully sterilized the near-surface zone, enabling the development of the waste rock storage facility.
Drilling, sampling or recovery factors which could materially impact the accuracy and reliability of the results have been considered and reviewed by the QP (Honza Catchpole). Detailed notes are provided in sections 11 and 12.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 76

275500E
275800E
276100E
276400E
276700E
420900N
420700N
420500N
420300N
420100N
Section 1
Section 2
0m
300m
N

Figure 10-5Plan View - Significant Intercepts and Other Collar locations (Black: Significant Intercepts, Red: Surface DD, Green: Underground DD,
Grey: RC)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 77

S
N
Section 1
2100
2020
1940
1860
1780
1700
275998
ZG-SF-23-010
DZG-SF-22-173
DZG-SF-22-162
DZG-SF-24-065
ZG-SF-24-108
ZG-SF-24-219
ZG-22-64
ZG-SF-24-203
Legend
Ag (g/t)
≤ 10
≤ 85
≤ 600
≤ 20
≤ 150
≤ 1000
≤ 50
≤ 300
> 1000
Lithology
Felsic Intrusion
Sediment
Mafic Dyke
Rhyolite
Ore Zones
LG10
HG150
MG60
Location
S: 275998, 420208
N: 275998, 420513
Vertical exaggeration: 1x
0m
100m

Figure 10-6Section 1 - Significant Intercepts
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 78

S
N
Section 2
2190
2110
2030
1950
1870
1790
ZG-23-35
ZG-23-58
ZG-23-25
276377
276377
276377
276377
276377
276377
276377
Legend
Ag (g/t)
≤ 10
≤ 85
≤ 600
≤ 20
≤ 150
≤ 1000
≤ 50
≤ 300
> 1000
Lithology
Felsic Intrusion
Rhyolite
Sediment
Ore Zones
LG10
HG150
MG60
Location
S: 276377, 420184
N: 276377, 420551
Vertical exaggeration: 1x
0m
100m

Figure 10-7Section 2 - Significant Intercepts
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 79
11.0SAMPLE PREPARATION, ANALYSIS AND SECURITY
11.1SAMPLE PREPARATION
The sample preparation and analytical processes for RC and diamond drill (DD) samples by Aya and Afrilab and ALS laboratories are presented in processing flow charts in Figure 11-1 and Figure 11-2.
11.1.1AYA
Samples of 2–4 kg were collected at the RC drill rig from a rig-mounted cyclone and a dump box combined with a two-tiered riffle splitter (Figure 11-1). Bulk samples (13–25 kg) were retained and discarded once laboratory analytical results were received and validated. RC chips were collected from the bulk sample and sieved to obtain representative chip samples for logging. The QP (Honza Catchpole) did not observe the chip sampling and logging process. A duplicate sample was taken regularly at a rate of 1:22 (4.5%) from the 2–4 kg sample.
Logged and marked-up DD core were cut along the cutting line using a core saw at the Zgounder core shed.
Half-core samples were bagged, and submitted for sample preparation and analysis, ensuring that the same side of the core was always sampled. The remaining half-core was kept in core boxes and stored at an on-site core storage facility.
DD and RC sample batches were submitted to Afrilab and ALS preparation laboratories together with standard and blank quality control (QC) samples at a rate of 1:22 (4.5%).
11.1.2AFRILAB
Afrilab has been the primary assay laboratory for Aya since 2019. Afrilab is independent of Aya.
RC and DD samples were processed at an Afrilab preparation facility that was commissioned on site at
Zgounder in June 2023 to streamline sampling logistics. Previously, all samples were sent to Afrilab in
Marrakech for preparation. Samples were crushed and pulverized at the Zgounder preparation laboratory, and pulps sent to Afrilab in Marrakech for further processing. Sample preparation procedures (laboratory procedure PRE.MO/ANA/015) and equipment at the Zgounder Afrilab preparation laboratory were the same as those at the Afrilab Marrakech facility.
Upon receipt, samples from DD and RC drilling were registered, dried in an oven at 105±5°C for 8 hours, and weighed. Samples were crushed using a Rocklabs crusher to 85% passing 2 mm. Crushed samples were split into subsamples of 250–300 g using a riffle splitter (second split) and pulverized using Rocklabs tungsten-
carbide ring mills for ~4 minutes to 85% passing 75 µm (Figure 11-2).
11.1.3ALS
11.1.3.1ALS ZGOUNDER LABORATORY
A new ALS preparation and analytical facility was commissioned at the Zgounder mine site to routinely process production, blasthole, and concentrate samples. The laboratory was established in October 2024, began routine operations in February 2025 and processed a part of the 2025 DD and RC drilling samples informing the Mineral Resource estimate (MRE). ALS is independent of Aya.
Upon receipt, samples from DD and RC drilling were registered under ALS’ Laboratory Information
Management System (LIMS), known as Global Enterprise Management System (GEMS), labelled with barcodes, weighed, and dried in an oven at 110°C for 4 hours. Samples were crushed in two steps: first using a
Terminator jaw crusher and second by a Rocklabs Boyd Elite jaw crusher with rotating sample divider, crushing samples to 70% passing 2 mm and splitting to 1 kg (laboratory procedure CRU-31).
The 1-kg sample splits were pulverized to 85% passing 75 µm using LM2 pulverizer ring mills with stainless steel B2000 rings (laboratory procedure PUL-32). Splits of 200–300 g were taken by scooping material directly from the bowl.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 80
11.1.3.2ALS SEVILLE — UMPIRE LABORATORY
ALS Seville, Spain, was selected by Aya for umpire analysis of 5% of all samples from DD and percussion drilling. Submitted samples comprised either crush rejects or pulp splits of about 50–120 g each. The ALS
Seville sample processing protocol included the registration and weighing of received samples (laboratory procedures LOG-21 and WEI-21). Crushed split samples were pulverized to 85% passing 75 µm (laboratory procedure PUL-32) and subsequently sent to ALS Loughrea, Ireland, for analysis.
Figure 11-1Zgounder RC sample processing flow chart. After the RC sample was taken, the processes for sample preparation and analysis were identical to those used for DD
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 81

Primary DD Sample
Core Saw 50:50
Half Core Sample (~2-5kg)
Half Core STORAGE
First Split
Standard (1:22) Coarse Blank (1:22)
Dry (105°C) Weigh
Jaw Crusher (85% <2mm)
Riffle Split
Repeat Split of Crush Reject
Second Split
Coarse Crush Repeat (1:22)
Crushed Sample (250-300g)
Screen Test (1:25)
Crush Reject STORAGE
Ring Mill (85% <75 μm)
STORAGE at Lab
Follow same process as original sample
Scoop
Third Split
all samples
if Ag > 200ppm Ag
Pulp Repeat (1:10)
0.5g Split Sample
30g Split Sample
Pulp Repeat (1:2)
Follow same process as original sample
Aqua Regia Digestion
Fire Assay
Follow same process as original sample
Screen Test (1:25)
AAS Analysis
Gravimetric Finish
Pulp Reject STORAGE at Lab
LEGEND
Sample/ Process
Split
QC
Reject

Figure 11-2Zgounder DD sample processing flow chart. Afrilab inserts additional quality control samples
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 82
11.2ANALYSIS
11.2.1AFRILAB
Afrilab has been accredited to ISO 9001:2015 since October 2020. The ISO 9001:2015 standard is a broadly applicable quality management accreditation designed for the manufacturing and services industries. In
March 2024, Afrilab also received ISO 17025:2017 certification from the Canadian Association for Laboratory
Accreditation Inc. (CALA) and the French "Comité Français d’Accréditation" (COFRAC). An ISO 17025:2017 certification demonstrates that the facility operates competently and generates valid results.
The Afrilab facility in Marrakech is equipped for lead fire assay (FA), screen fire assay (SFA), four-acid (4ACD), and aqua regia digestion (AR) and for analysis by ICP-OES and atomic absorption spectrometry (AAS). For analysis by ICP-MS, samples were sent to Afrilab’s Casablanca operation. Separate weighing rooms and chemical preparation laboratories were available for the AR and FA analyses. Scales are four-decimal
Sartorius instruments and were set up in a climate-controlled environment. Calibration checks were performed every day, and RSC sighted the calibration records. Third-split samples of 0.5 g were scooped from 250–300 g pulp sample bags for AR digestion. Before weighing, samples were homogenized in the sample bag using a stainless-steel spatula by moving the spatula around. Analysis of samples at Afrilab included the elements Ag,
Cu, Fe, Pb and Zn by AR digest with AAS finish (laboratory procedure PRE.MO/ANA/006; since 10 April 2024,
PRE.MO/ANA/002).
For samples with Ag concentrations exceeding 200 ppm, an additional aliquot of 30 g was split from the master pulp sample and analyzed using the FA method with gravimetric finish (laboratory procedure PRE.MO/
ANA-Ag-FA/006; since 10 April 2024, PRE.MO/ANA/035). Pulp split repeats for acid-digest analysis were taken at a rate of 1:10 (10%), and at a rate of approximately 1:2 (50%) for the FA analysis.
Aya intends to raise the threshold of analysis by FA from 200 ppm to 250 ppm, to match the procedure followed by ALS Zgounder laboratory.
11.2.2ALS
11.2.2.1ALS ZGOUNDER LABORATORY
The ALS Zgounder facility is equipped for lead collection fire assay (FA), three-acid digestion (3ACD, using nitric, sulfuric and hydrobromic acid) and analysis by microwave plasma atomic emission spectrometry (MP-
AES) using Agilent 4200 equipment.
Samples of 0.4 g were scooped from 200–300 g pulp sample bags for 3ACD analysis (fourth split). MP-AES analysis of samples at ALS Zgounder included the elements Ag, Cu, Mo, Pb, S and Zn (laboratory procedure
ME-MP46ZG).
For samples with Ag concentrations exceeding 250 ppm, an additional aliquot of 30 g was split from the master pulp sample and analyzed using the FA method with gravimetric finish (laboratory procedure Ag-
GRA21). Pulp split repeats for acid-digest analysis and FA analysis were taken, both at a rate of 1:20 (5%).
At the effective date of this report, the ALS Zgounder site laboratory was not ISO certified.
11.2.2.2ALS LOUGHREA — UMPIRE LABORATORY
All umpire analyses for Ag at ALS Loughrea (Ireland) were done by FA of a 30-g sample with gravimetric finish
(laboratory procedure Ag-GRA21). The ALS Loughrea laboratory is ISO 17025:2017 accredited.
11.3DENSITY & MOISTURE CONTENT
Bulk density (BD) was calculated by measuring sample weights in air and water using the Archimedes method
(Figure 11.3). One sample (10–20 cm) was selected every 10 m, or more frequently if lithological or mineralogical variations were encountered. Moisture content was not measured.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 83
Figure 11-3Measurement of BD of drill core samples
11.4SECURITY
All drill core was processed and stored at the Zgounder mine site, secured by fences and security personnel.
Processed core was stored on site in storage units or at the open-air core yard. Drill core samples were handed over to Afrilab at the preparation facility on the mine site, using a submission form and hand-over sheets signed by the operators. After processing and analysis, pulp samples were stored exclusively at the
Afrilab facility. Rejects were returned to Aya and stored at the Zgounder mine site in storage units.
Rejects from processing of RC samples and DD core samples at the ALS Zgounder laboratory are stored by
ALS for 1–2 months, after which they are discarded. Pulp rejects are returned to Aya which keeps DD and RC samples on site.
No SOPs for COC or sample security were available to review. The QP considers the COC to be low risk but recommends an SOP capturing this process be created and implemented.
11.5DATA QUALITY
11.5.1DATA QUALITY OBJECTIVE
Every data collection process implicitly comes with expectations for the accuracy and precision of the data being collected. Data quality can only be discussed in the context of the objective for which the data are being collected. In the minerals industry, the term ‘fit for purpose’ is typically used to convey the principle that data should suit the objective. In the context of data quality objectives (DQOs), fit for purpose could be translated as ‘meeting the DQOs’.
For Zgounder, the quality of the samples and associated data, as determined by their accuracy and precision, needs to be fit for the purposes of classifying Mineral Resources estimates in the Measured, Indicated, and
Inferred categories, in accordance with CIM guidelines.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 84
11.5.2DATA QUALITY SUMMARY
Following a review of the available quality data (sections 11.5.3–11.5.5), the QP (Honza Catchpole) considers the location, sampling, preparation and analytical data to be fit for the purpose of classifying Mineral Resources in the Measured, Indicated and Inferred categories. Overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral Resource, but not for a Measured Mineral Resource.
A summary of the data quality review is provided for each component in Table 11-1.
Table 11-1Summary of data quality review for the Zgounder Project.

Data Type	QA	QC	Accuracy	Precision	Fit for Purpose?	Comment
Collar Sample Location	Pass	NA	Unknown	Unknown	Yes, low–moderate risk	No client validation process; verification during site visits; validation tests indicate some inconsistencies in location
Downhole Orientation Survey	NA	Partly	Unknown	Unknown	Yes, low risk	Small portion of raw survey data available; DLS tested
Primary Sample: DD	NA	Partly	Unknown	Unknown	Yes, low risk	Good average core recovery but since 2021 recovery was recorded for only 65% of drilling; no twinned drilling conducted
Primary Sample: RC	Pass with significant issues	Not always in control	Unknown	Unknown	Yes, with restrictions, moderate risk
No RC recovery was captured by Aya before Dec
2024. Representative sample set of Q1/2025: High
variance in sample weights and poor average
recovery (40–60%). Overall quality of the RC
primary sample is sufficient for the purpose of
classifying an Inferred and Indicated Mineral
Resource, but not for a Measured Mineral
Resource

Primary Sample: Percussion drilling	NA	Not always in control	Unknown	Unknown	No, high risk	Process not controlled and high bias and variance
Core Logging	Pass	NA	Unknown	Unknown	Yes, low risk	Verification during site visits
Density	Pass	NA	Unknown	Unknown	Yes, low risk	Densities estimated for main lithological groups
First Split: DD	NA	NA	Pass with issues	Pass	Yes, low risk	No core duplicates collected, but can be estimated from representative set of verification quarter-core repeat sampling carried out in January 2025
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 85

First Split: RC	NA	Not always in control	Unknown	Unknown	No, moderate risk	RC drilling first-split process is not controlled; quartering of first splits (technically second split duplicates) resulted in elevated variance between 2023 and 2025
Afrilab - Preparation
Crushing	Pass	Pass	Pass	Pass	Yes, low risk	Unnatural variance in laboratory internal screen size dataset without any fails
Coarse blanks	Pass	Pass	Pass	Pass	Yes, low risk	No contamination in the preparation process
Second Split	Pass	Pass	Pass	Pass	Yes, low risk	Second-split (coarse crush) repeat samples collected for DD only
Pulverizing	Pass	Pass	Pass	Pass	Yes, low risk	Unnatural variance in laboratory internal screen size dataset without any fails
Third Split	NA	Pass	Pass for AR; Pass for FA	Pass for AR; Pass for FA	Yes, low risk	Higher than expected variance for AR data warrants investigation to establish whether a 0.5-g aliquot for digestion is adequate
Afrilab - Analytical Process
Client CRM	Pass with issues	Pass with issues	Pass with issues for AR; Unknown for FA	Pass for AR; Unknown for FA	Yes, moderate risk	No client-inserted CRMs analyzed by FA (largely due to insufficient CRM material). Slightly positive bias of 1-2% for AR-AAS results
Laboratory CRM	Pass	Pass with issues	Pass with issues	Pass with issues	Yes, moderate risk	Distinct periods of varying analytical performance; consistent positive bias 1-3% for AR-AAS results
Analytical blanks	Pass	Pass	Pass	Pass	Yes, low risk	Unnatural variance in laboratory internal analytical blank dataset without any fails
Umpire analysis	Pass with issues	NA	Fail for AR; Pass for FA	Fail for AR; Pass for FA	Yes, low risk	Results are inconclusive for <200 ppm Ag (comparing AR-AAS and FA). No bias comparing FA (Afrilab) and FA (ALS Ireland)
ALS - Preparation
Crushing	Pass	Pass	Pass	Pass	Yes, low risk
Coarse blanks	Pass	Pass	Pass	Pass	Yes, low risk	No contamination in the preparation process
Second Split	Pass	Pass	Pass	Pass with issues	Yes, low risk	High variance (~4 times higher than Afrilab)
Pulverizing	Pass	Pass	Pass	Pass	Yes, low risk
Third Split	Pass	NA	Unknown	Unknown	Yes, low risk	No repeat sample taken
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 86

Fourth Split	Pass	Pass	Pass for MP-AES; Pass for FA	Pass with issues for MP-AES; Pass for FA	Yes, low risk	Higher than expected variance for MP-AES data warrants investigation
ALS - Analytical Process
Client CRM	Pass with issues	Pass with issues	Pass for MP-AES; Unknown for FA	Pass for MP-AES; Unknown for FA	Yes, low–moderate risk	No control of FA process as submitted high-grade CRM material was insufficient to complete 30-g FA as per SOP; No Umpire data
Laboratory CRM	Pass	Pass with issues	Pass for MP-AES; Uncertain for FA	Pass for MP-AES; Uncertain for FA	Yes, low–moderate risk	Only one high-grade CRM used with large SD brackets; new CRM indicates consistent negative bias; No Umpire data
Analytical blanks	Pass	Pass	Pass	Pass	Yes, low risk	No contamination in the analytical process
Note: NA – not available; SD – standard deviation
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 87
11.5.3QUALITY ASSURANCE
Quality assurance (QA) is about error prevention and establishing processes that are repeatable and self-
checking. Simpler processes with fewer steps reduce the potential for errors to be introduced into the sampling process. This goal can be achieved using technically sound, simple, and prescriptive SOPs and management systems.
In discussing the suitability of QA systems for the data collection that might underpin a future Mineral
Resource estimate (MRE), and the potential impact of these processes on the Mineral Resource classification,
RSC has applied the process summarized in Figure 11-4.
This summary discusses whether:
•processes are clearly documented in an SOP, and they represent good practice;
•the SOP includes clearly defined DQOs;
•the SOP includes clear details on quality control (QC) measures; and
•the site visit confirmed adherence to the SOPs.
For each part of the sampling, preparation and analytical process, a comment on the expected associated risk with respect to Mineral Resource classification is provided.
The QP (Honza Catchpole) reviewed the operating protocols and SOPs during the site visit and as part of the general data review. Documentation of operational protocols in SOPs is the foundation of a QA system, and the absence of protocols should be remedied as a priority to ensure consistency between operators to minimize inter-operator variability. Good SOPs should serve as a reference manual for the operator and provide clarity regarding critical decision points.
Aya’s SOPs are typically written in French, and a few are translated into English. The SOPs for crucial steps in the data collection and processing (drilling, core processing and sampling, geochemical analysis, and evaluation) were available at the Zgounder mine but did not capture all processes. The Afrilab on site preparation laboratory had printed SOP on the walls of the laboratory and available for review. Otherwise, only a few printed SOPs were available throughout the Zgounder mine site and Afrilab operations during the site visits. The SOPs provided electronically by Aya and Afrilab are listed in Table 11-2 and Table 11-3, respectively. Upon request, ALS declined to provide SOPs for preparation and analysis which they regard as proprietary.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 88
Figure 11-4Flow chart of RSC's QA review process
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 89
Table 11-2Overview of SOPs provided by Aya

SOP	Date Created	File Name	Comment
Drill Site Set-Up & Collar Location Survey	23/08/2023	POS_Forage- Implantation_et_Suivi- Surface.docx	Exploration Geology SOP
Diamond Core Handling & Sampling	28/06/2023	POS_Protocole Carotheque.docx	Exploration Geology SOP
Diamond Core Logging	30/06/2023	POS_Logging des Carottes.docx	Exploration Geology SOP
Diamond Core Density Determination	28/06/2023	POS_Mesure de densité.docx	Exploration Geology SOP
Quality Control Sample Insertion and Validation	28/06/2023	POS_QAQC pour échantillonnage et analyse.docx	Exploration Geology SOP
Database management: import, verification and validation	8/6/2023	POS_Base de Donnees.docx	Exploration Geology SOP
Diamond Core Drilling	2/3/2023	PR.PRE2.07. Sondages carottés.docx	Production Geology SOP
RC Drilling	2/3/2023	PR.PRE2.06. Sondages RC.doc	Production Geology SOP
RC Sampling	2/3/2023	MA-PRE02-02 Manuel_RC.docx	Production Geology SOP
Percussion Drilling & Sampling	2/3/2023	PR.PRE2.07. Sondages percutant.docx	Production Geology SOP
Percussion Drilling & Sampling Quality Control	2/3/2023	PR.PRE2.08. QAQC-sondages perçut.docx	Production Geology SOP
Table 11-3Overview of SOPs provided by Afrilab

SOP	Date Created	File Name	Comment
Quality control monitoring	28/04/2022	PR-017 Procédure des cartes de contrôle.pdf
Procedure for ensuring the validity of results	28/04/2022	PR-018 Procédure d'assurance de validité des résultats.pdf
Mechanical sample preparation	30/12/2019	PRE-MO-ANA-015.pdf
Aqua regia digestion and atomic absorption spectrometry analysis	15/12/2019	PRE-MO-ANA-002.pdf	Before 10/04/2024, labelled as PRE-MO-ANA-Ag/006
Ag fire assay with gravimetric finish	10/4/2024	PRE-MO-ANA-035.pdf	Before 10/04/2024, labelled as PRE-MO-ANA-AG-FA/006
Similar SOPs for data collection and processing were available in the Exploration Geology department and the
Production Geology department (Table 2-1). RSC notes that there is a risk in having parallel SOPs for similar processes as datasets may not always be comparable. The QP recommends unifying and simplifying the
SOPs where possible.
11.5.3.1COLLAR LOCATION
An SOP specifying the set-up of drill sites and collar location surveys for surface drill holes was available for review (POS_Forage-Implantation_et_Suivi-Surface.docx). SOPs for collar location of RC surface holes and underground DD holes used by the Production Geology department were not reviewed but were discussed with the geology teams during the site visits. Surface RC and DD holes were initially located using handheld global positioning system (GPS) devices or predefined and marked by a company surveyor using a differential
GPS (DGPS), and the collar marker was later surveyed using a DGPS. Underground drill hole collars were set using a traverse surveying system with consecutive wall stations. Azimuth and dip were predefined by linear markings on the floor and walls, allowing multiple holes to be drilled from the same location. The QP (Honza
Catchpole) considers the procedure good practice.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 90
11.5.3.2DOWNHOLE ORIENTATION SURVEY
An SOP detailing the downhole orientation survey was not available for review. Based on discussions between
Aya geologists and the QP (Honza Catchpole) during the site visit, drill contractor Geosond used a Stockholm
Precision Tools (STP) north-seeking gyro survey tool, and drill contractor FTE used a Reflex EZ-TRAC magnetic survey tool. Both contractors took measurements for RC and DD holes every 25 m and at the end-of-
hole (EOH). FTE uses the IMDEXHUB-IQ software and QC data were recorded, whereas Geosond only provided accepted azimuth and dip measurements. The QP (Honza Catchpole) observed the surveying process at the
FTE drill sites during the site visits. The QP regards the downhole orientation surveying process to be consistent with industry standard practice but recommends that Aya capture the downhole orientation survey data collection processes into prescriptive SOPs.
11.5.3.3PRIMARY SAMPLE & CORE LOGGING
Diamond Drill Core Samples
The primary sample is collected at the drill bit. The QA of the primary sample for diamond core drilling typically addresses drill bit selection, fluid management, core recovery, and managing broken ground.
The SOPs reviewed by the QP (Honza Catchpole) (POS_Protocole Carotheque.docx, PR.PRE2.07. Sondages
carottés.docx; Table 11-2) do not include processes relevant to drilling and retrieval of the drill core sample, and measures to manage drill hole deviation and core loss are not outlined. The QP noted during the site visit that drill sample quality was primarily managed by the drill contractor, with little oversight by Aya.
The diamond core drilling SOP should include a section on the quality objectives with respect to a target recovery percentage and deviation tolerances. Some of these will be defined in the drill contract and should be detailed in the SOP for the benefit of all parties. Given that there are two different drilling contractors, there is more complexity in the processes, and it is important to set clear expectations and guidelines that can be managed by the rig geologists.
The QP (Honza Catchpole) performed a brief visit to the drill rig, made some cursory observations, but did not conduct an in-depth review. The operation of the Geosond surface rigs and the FTE underground rigs was observed in November 2023 and December 2024, and the QP observed the operations to be in line with industry standard practice.
An SOP for further handling of the drill core in the core shed by Aya geologists was available for review
(POS_Protocole Carotheque.docx; Table 11-2). The QP (Honza Catchpole) witnessed the core processing work at Aya’s core shed in November 2023 and December 2024. While the processes observed were typically consistent with industry best practice, the QP noted that the Exploration Geology and Production Geology teams have parallel processes and staff that overlap for some processes and are separated for others. Some redundancies and minor risks were noted, as illustrated by the following examples.
•The Exploration Geology department has unique sample numbers using a barcode sample system while the Production Geology department used ticket numbers from Excel tables, which are printed and cut for use in the core shed. The QP (Honza Catchpole) notes that the barcode system was implemented for both departments beginning of 2025.
•Core recovery is inconsistently recorded at Aya’s surface and underground drilling operations, and no procedure is in place to address poor recovery.
•Intervals to be sampled are marked on the core box and not marked on the core itself. No unique sample tags or numbers are noted in the box or the core. The QP (Honza Catchpole) considers this poor practice. Upon checking specifically selected drill core boxes with high-grade mineralized core, the QP noted that the logging of lithologies and mineralized intervals was consistent, but sampling intervals were not registered on the core box or elsewhere, so the location of the sample interval could not be verified. Given that this issue was detected by a random spot check by the QP, it is likely to be more prevalent and warrants investigation.
An SOP was in place for the process of collecting geological data from the drill core and RC chip samples
(POS_Logging des Carottes.docx, MA-PRE02-02 Manuel_RC.docx; Table 11-2). Based on the visit to the core shed, the QP (Honza Catchpole) considers the geological logging procedures to be consistent with best
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 91
practice. The QP considers that primary DD sampling and geological logging procedures pose a low risk with respect to the resource classification. The QP notes that the Exploration Geology department had reviewed and updated the core handling, processing, and sampling procedures at the end of 2024. As a result, changes were being implemented at the time of the visit in December 2024, and a new SOP was in preparation. In 2025, core handling and processing from production and exploration are unified under the Exploration Department.
RC Drilling Samples
An SOP (MA-PRE02-02 Manuel_RC.docx) was reviewed by the QP (Honza Catchpole) detailing the collection of the primary RC sample from a system comprising a cyclone, a drop box, and a poorly modified riffle splitter.
The SOP was detailed but did not address the specific design of the RC drilling process and set-up, nor the QC processes. No QC steps were in place for collection of the RC primary sample. Importantly, sample recovery, as a key control on drilling quality, was not monitored, either through collection of weights or visual observations from the driller’s offsiders. Recovery loss will cause grade imprecision and may cause grade bias (Carswell and Sutton, 2014). The QP recommends updating the SOP with a focus on the RC rig set-up at
Zgounder and QC aspects, such as the control of drilling parameters, sample recovery, dust suppression, and drilling under wet ground conditions.
The QP (Honza Catchpole) visited an operating RC rig in the open pit area (Figure 10-4) and noted that bulk sample bags were not being weighed. This means that total sample weight could not be calculated and, ultimately, the sample recovery could not be estimated. The shroud tolerance was not known by the driller, but the QP notes that the tolerance is likely to be large, given that sample fines were being blown out through the drill hole rim, as observed during the site visit. The QP considers this poor practice. The QP noted during the visit that the RC drilling and sampling process should be reviewed and improved. The QP recommends installing a dust suppression system for better sample recovery and more effective cleaning of the splitter (A and B). Following the QP’s (Honza Catchpole) visit in December 2024, Aya implemented the weighing of bulk samples on 10th December, and recovery data had been estimated for a representative set of RC holes. The practice of weighing bulk samples was discontinued after March 2025.
The QP (Honza Catchpole) considers that primary RC sampling procedure poses a moderate risk with respect to the DQOs.
Figure 11-5Splitting of an RC sample to obtain a quarter duplicate
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 92
Percussion Drilling Samples
The QP (Honza Catchpole) considers the SOP detailing the collection of the primary percussion sample
(‘PR.PRE2.07. Sondages percutant.docx’) to be too general, with insufficient relevant details of the sampling process to assure the quality of the percussion drill process.
During the site visit in November 2023, the QP (Honza Catchpole) observed the underground drilling and sampling (Figure 11-6). The QP considers the largest source of error to be introduced while stirring and scooping a subsample from the barrel in which the sludge is collected after each interval is drilled. Agitating a water-rich and fine-grained sludge that can contain significant amounts of native Ag will, due to the density differential of the materials in the sludge, likely result in a strongly heterogenic sample. Such biased sampling can be addressed by capturing the entire sample exiting the drill hole using a clay fraction filtering sample bag that allows the water to drain. The sample needs to be taken in its entirety, dried, and split using an established splitting method for pulp samples. The QP notes this will likely improve the quality of the percussion samples but may still not reach an acceptable level for inclusion in an MRE, because cross-
contamination between consecutive samples is difficult to control with jack hammer percussion drilling.
The QP (Honza Catchpole) considers that the primary percussion drilling sampling procedure poses a high risk with respect to the DQOs.
Figure 11-6Underground percussion drilling. (A) Jack hammer percussion drilling; (B) sample collection in a barrel
11.5.3.4DENSITY
Diamond Drill Core Samples
The determination of the dry bulk density (BD) for drill core samples involves the water displacement method and is outlined in the diamond core density determination SOP (‘POS_Mesure de densité.docx’). Full-core samples of 10–20 cm length are selected every 10 m, covering various lithologies and mineralization/
alteration styles. Compact rock samples were selected for measurement, while friable material was not considered for measurements. At Zgounder, this can result in biased density sampling, as the sections with lower rock quality designation (RQD) would be under represented. Moisture was not considered in the SOPs, but the QP (Honza Catchpole) considers that moisture content is generally not significant for the drill core at
Zgounder. No specific drying procedures were in place, and selected samples were typically dried for 1 hour in the sun (a sufficient length, given the arid climate). Dry and wet core sample weights were recorded on paper by the technician. The current BD measurement process does not account for porosity of the rock samples
(unsealed samples). The QP considers that the risk of unaccounted porosity affecting the volume measured in
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water to be low, as most lithologies have a low porosity and the extent of the weathering profile is very limited.
Nevertheless, the QP recommends a trial using a sealing agent to test the influence of porosity of the sandstone units (i.e. wrapping core with parafilm or sealing it with paraffin wax).
When the obtained depth and weight measurements were entered into the database, there appeared to be no process in place to check for incorrect values, as indicated by the presence of unrealistic interval lengths or sample weights. The QP (Honza Catchpole) recommends that automated processes (i.e. scripts) included at the data entry stage to detect whether values are outside a certain predefined range, automatically flag incorrect values, and immediately check and revise the data.
The QP (Honza Catchpole) notes that the bulk density procedures correspond with industry acceptable practice and pose a minor risk with respect to AYA's DQOs. However, there is room for improvement, and these statements should be considered when the new SOP and new purpose-built density station have been put in place.
RC Samples
The procedure for determining the bulk density of RC samples is described in the reviewed SOP ‘MA-PRE02-02
Manuel_RC.docx’; however, to the QP’s (Honza Catchpole) knowledge, no BD determination for the RC samples has been carried out by Aya.
11.5.3.5FIRST SPLIT
Diamond Drill Core Samples
The DD core first-split process consisted of splitting the core in half at the Aya core shed using a core saw.
The core processing SOP ‘POS_Protocole Carotheque.docx’ covers the initial core processing and core orientation protocol. However, procedures for core splitting and preparation of first-split duplicates (i.e. core duplicates) are not covered in that SOP. The QP (Honza Catchpole) recommends drafting a more detailed operating procedure for the first splitting procedure for diamond core samples. The splitting procedure should encompass the process from sample selection to cutting and should focus on where to draw the orientation and cut lines, how to deal with geological boundaries, how to sample edges of mineralization, minimum sample lengths, and which half or quarter of the core to sample. The SOP should specify a threshold for tolerable duplicate precision to trigger an investigation into the discrepancy. The QP is aware that the preparation of a new SOP, covering these aspects, was underway at the time of the site visit in December
2024.
Aya’s QA/QC SOP ‘POS_QAQC pour echantillonage et analyse.docx’ specifies that first-split duplicates as quarter-core samples, should be taken at a rate of 1:22 (4.5%). However, the QP (Honza Catchpole) notes that samples marked as duplicate by Aya were not first-split, half-core duplicates as per the SOP, but coarse crush duplicates taken at the laboratory after crushing and the second split (section 11.5.3.6). The QP notes that core duplicates are important for several reasons and recommends that the SOP be amended and the collection of core duplicates be implemented as a regular QC process.
Core duplicates:
•allow for QC and bias checks of the first-split splitting process;
•can help with validation of the nugget in variograms;
•can help uncover important relationships between inherent natural variability and geology; and
•
RC Samples
The first split of the primary RC sample occurred at the two-tiered riffle splitter under the cyclone assembly
(Figure 10.4). The process of obtaining a first split of RC samples is not outlined in the RC Sampling SOP ‘MA-
PRE02-02 Manuel_RC.docx’ or QA/QC SOP ‘SWP_QAQC pour echantillonage et analyse.docx’ (Table 11-2). To promote consistency, the QP (Honza Catchpole) recommends amending the RC Sampling SOP by including step-by-step instructions on how to collect first-split duplicate or repeat samples, specific for all RC sampling systems used at Aya’s RC drilling operations. The SOP should also define a threshold for tolerable duplicate precision, above which an investigation is triggered.
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During the site visit, the QP (Honza Catchpole) reviewed the splitting procedure for RC samples. The original design of the two-tier splitter was altered by using a blowtorch to cut several steel plates connecting the splitter blades. The QP assumes this was done to allow a better sample flow, but this alteration likely results in sub-optimal splitting and possibly the introduction of splitting bias. The QP noted that the splitter design was not optimal as a considerable amount of sample remained on flat surfaces in the splitter, resulting in sample loss and/or cross-contamination.
A ‘first-split duplicate’ sample was taken regularly at a 1:22 (4.5%) interval by quartering the first-split sample.
The duplicate was taken by laying out the sample on a mat and then taking one quarter of this material as a duplicate while three quarters remained as the original sample (Figure 11-5). This practice technically reflects a second-split process. The QP (Honza Catchpole) notes that the quartering 'duplicate' may provide some information about the heterogeneity of the material but does not serve its purpose of controlling the quality of the first splitting process. Apart from this fundamental issue, the QP notes that the quartering method is flawed in its implementation: fines were observed to be left behind on the mat illustrating that the method is subject to handling bias.
The QP (Honza Catchpole) notes that a riffle splitter had been purchased after the site visit to replace the mat quartering of the sample, following the QPs recommendation. A duplicate collected from the second splitter provides some information about sample heterogeneity but does not serve its intended purpose of controlling the first splitting process.
The QP (Honza Catchpole) recommends implementing a procedure that allows a duplicate to be sampled simultaneously from the on-board splitter using a three-way splitting assembly (e.g. Metzke splitter); if such is not possible, the QP recommends using the stand-alone riffle splitter through which the first-split reject (bulk sample) can be passed through to create a repeat sample.
Overall, the QP (Honza Catchpole) considers the RC first-split process to be not in line with good practice. The
QP considers the RC first-split process a moderate risk considering the DQO.
11.5.3.6AFRILAB — CRUSHING, SECOND SPLIT, PULVERIZATION
The Aya SOP ‘POS_QAQC pour échantillonnage et analyse’ partially covers the preparation process in a flow chart. Both diamond core and RC samples were crushed to 85% passing 2 mm. Crushed samples were split into subsamples of 250–300 g using a riffle splitter.
Coarse crush repeat samples were taken at a rate of 1: 22 by passing the reject through the same riffle splitter once more. Aya requested Afrilab to collect coarse crush repeat samples for DD, but not for RC samples. The
QP (Honza Catchpole) recommends that coarse crush repeats also be taken for RC samples and that the SOP be updated.
The entirety of the coarse crush subsamples was pulverized for ~4 minutes to 85% passing 75 µm using
Rocklabs tungsten-carbide ring mills. The crushing, splitting and pulverization processes at the Afrilab preparation laboratory follow the ‘PRE-MO-ANA-015.pdf’ laboratory internal sample preparation SOP. The QP
(Honza Catchpole) considers this SOP is generally adequate as the processes reflect industry common practice. However, the QP notes that improvements should be made regarding equipment-specific processing details and cleaning steps. The QP notes the SOP is incomplete as witnessed control processes are not described in the SOP. The QP recommends modifying the SOP and adding the processes that are being performed routinely (observed during site visits and discussed during conversations and emails with Afrilab personnel). The following QC processes were performed.
Crushing
•Laboratory internal coarse blank quartz samples were inserted at regular intervals during crushing at the rate of 1:22 (4.5%).
•Screen size tests were performed once daily. Test results were recorded on paper logs. If the test failed, the entire batch was re-processed.
•Laboratory internal duplicates were not collected following the crushing process.
•A locally sourced quartz flush was used at the crushing stage, after each sample, to test whether the operator had retrieved all material from the crusher. In the case of coloration (e.g. by iron-rich clays), the quartz flush was also analyzed.
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Pulverization
•Laboratory internal blanks of high-purity silica sand were inserted at the rate of 1: 22 (4.5%).
•Screen size tests were performed once daily. Test results were recorded on paper logs. If the test failed, the entire batch was re-processed.
•Milling discs were replaced on average once a week, due to the abrasive nature of the samples.
•A locally sourced quartz flush was used at the milling, stage after each sample, to test whether the operator had retrieved all material from the bowl. In the case of coloration (e.g. by iron-rich clays), the quartz flush was also analyzed.
The QP (Honza Catchpole) noted during the site visit that the preparation process in the preparation laboratory reflected good industry practice and that it was well managed; however, the QP recommends an update of the SOPs to include all above-mentioned procedures, and recommends a report of the full results of laboratory internal QC is provided to Aya.
11.5.3.7ALS — CRUSHING, SECOND SPLIT, PULVERIZATION, THIRD SPLIT
After registration, DD and RC samples were dried at 110° C for 4 hours. The DD samples were pre-crushed if required, using a Terminator crusher. The samples were then crushed, using a Rocklabs Boyd Elite jaw crusher with rotating sample divider, to 70% passing 2 mm and split to 1 kg (second split). The QP (Honza Catchpole)
did not review the ALS SOP for the preparation steps.
The 1-kg sample splits were pulverized to 85% passing 75 µm using LM2 pulverizer ring mills with stainless steel B2000 rings. Splits of 200–300 g (third split) were taken by scooping material directly from the bowl. The
QP (Honza Catchpole) notes that the third splitting process is not controlled by systematic repeat sampling.
The QP did not observe the splitting procedure but considers it is not ideal as it assumes the sample is fully homogenized. Segregation issues are specifically critical for high-grade Ag samples with potentially considerable amounts of aggregated native Ag. To reduce this risk, the use of a rotary sample divider or quartering of the sample should be evaluated.
The following QC processes were performed.
Crushing
•Laboratory internal coarse blank quartz samples were inserted at regular intervals during crushing at the rate of 1: 50 (2%) or a minimum of two repeats per batch. The crusher was cleaned with compressed air after the quartz flush. One quartz flush per work order was routinely analyzed.
•The same quartz material used as coarse blank was used as quartz flush at the crushing stage after each sample.
•Screen size tests were performed at a rate of 1: 25 (4%). The results were routinely reported on the assay certificates.
•Coarse repeats were taken at a rate of 1: 50 (2%) by passing the coarse rejects split from the Rocklabs sample divider through a riffle splitter.
Pulverization
•The same quartz flush used at the crushing stage was used also for the pulverization stage.
•The crusher was cleaned with compressed air after the quartz flush. One quartz flush per work order was routinely analyzed.
•Screen size tests were performed at a rate of 1: 25 (4%). The results were routinely reported on the assay certificates.
The QP (Honza Catchpole) did not visit the laboratory to observe the preparation processes, and did not review relevant SOPs, but notes through discussions with the laboratory manager that the process appeared to mostly reflect industry good practice. The QP also notes that given the laboratory has only recently been set up, it is not uncommon to have an initial period with higher amount of quality issues while the laboratory
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reaches full working capacity and achieves international certification. The QP recommends a laboratory audit be undertaken in the near future.
11.5.3.8AFRILAB THIRD SPLIT
After pulverization at the on-site preparation laboratory at the Zgounder mine, samples were transported to the Marrakech laboratory for further analysis. During transport, the samples were likely agitated, possibly resulting in segregation of the denser and less dense particles. This might result in an inhomogeneous sample with dense native Ag particles being concentrated at the bottom of the pulp bags. The QP (Honza Catchpole)
discussed the issue with Afrilab personnel, who stated they have not encountered this problem, but could not demonstrate whether appropriate test work was carried out in the past. Upon receipt in Marrakech, the samples were recorded in LIMS (Laboratory Information Management System) software and assigned an internal sample number. In 2024, Aya introduced a bar code system that was used by the Exploration Geology department at Zgounder,and the Production Geology department since January 2025.
The third split comprised taking a 0.5-g or 30-g sample from the pulp bag for subsequent AR digestion or FA analysis, respectively. The reviewed Afrilab SOP for mechanical preparation ‘PRE-MO-ANA-015.pdf’ lacks details about this process. Separate weighing rooms and chemical preparation laboratories are available for the AR and FA analyses. Scales are four-decimal Sartorius instruments and are set up in a climate-controlled environment. Calibration checks were performed every day, and the QP (Honza Catchpole) sighted the calibration records. Third splits were taken from the pulp bag by moving a stainless-steel spatula around, mixing the pulp sample, and extracting an aliquot (using the spatula) to be weighed. The QP considers the procedure not ideal as it can create segregation errors; this is specifically critical for high-grade silver samples with potentially aggregated native silver. The QP is not aware of any mineralogical or geometallurgical studies commissioned by Aya to characterize the silver mineralogy and provide additional context to evaluate the risk of segregation error.
Third-split (pulp) repeats for acid-digest analysis were taken at a rate of 1:10 (10%), and at a rate of approximately 1:2 (50%) for the FA analysis. The QP (Honza Catchpole) visited the laboratory, but printed
Afrilab SOPs outlining the different analytical procedures were not available for review at the time.
11.5.3.9ALS FOURTH SPLIT
The fourth split comprised taking a 0.4-g and 30-g sample from the pulp bag for subsequent 3ACD digestion or FA analysis, respectively. Repeat samples (0.4-g and 30-g) were taken from the 200–300 g master pulp a rate of 1:20 (5%). The samples were selected randomly by LIMS. The splits were taken from the pulp bag for weighing using a stainless-steel spatula. As noted for the third split, the QP (Honza Catchpole) considers the procedure is not ideal, as it can create segregation errors (see discussion in section 11.5.3.7). The use of a rotary sample divider should be considered for potentially nuggety native silver samples.
11.5.3.10AFRILAB ANALYTICAL
Pulverized samples from DD and RC drill holes were assayed for Ag, Cu, Fe, Pb and Zn by Aqua Regia acid digestion and atomic absorption spectrometry (AR-AAS). Additionally, Aya’s laboratory instructions were to perform 30-g FA for samples returning >200 ppm Ag by AR-AAS. The QP (Honza Catchpole) notes that instructions have been given to Afrilab to raise the threshold for samples to be assayed by FA to >250 g, matching the threshold at which the ALS Zgounder laboratory is already operating. The silver concentration is determined by gravimetric finish. The laboratory director noted that a repeat FA analysis with a 50-g charge may be used to check results from 30-g charges. The QP notes that for repeat samples, an equal charge for the repeat sampling is more appropriate. Also, generally a higher charge of 50 g is preferred over a 30-g charge for routine analyses. The laboratory manager assured the QP that Afrilab immediately addresses any emerging issues identified (i.e. if repeat analysis should result in an unusually high relative difference relative to the original measurement, or the analysis was deemed unreliable for any other reasons), and a metallic screening step would be included if such issues were identified or suspected with the FA step, which had not yet been the case. It is unclear to the QP whether a systematic protocol is in place; the QP recommends requesting that consistent FA charges be used, and that the aliquot weights be reported with the certificate.
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Fusion and cupellation were performed using separate ovens, at temperatures of 1,100°C and 950±50°C, respectively. Lead buttons were weighed for each pour and samples re-assayed if the button weight was outside a 15–60-g tolerance interval. The QP (Honza Catchpole) witnessed the sign-off sheets.
Pulp split repeats for acid-digest analysis were taken at a rate of 1:10 (10%) and at a rate of approximately 1: 2
(50%) for the FA step. The results of repeat measurements were reported on the assay certificates.
The SOPs were not available in print form for review but were provided electronically after the site visit by the laboratory manager (Table 11-3). The QP (Honza Catchpole) notes that the SOPs are broadly aligned with those of other established international laboratories and follow industry good practice. Afrilab’s management was well informed and had a good understanding of the laboratory processes. However, based on site observations, none of the notes from the laboratory director or any control sample procedures observed during the site visit were found in the relevant SOPs. The QP recommends updating the SOPs to include these aspects. Overall, The QP considers the analytical protocols at Afrilab a minor risk with respect to the DQO.
11.5.3.11ALS ANALYTICAL
Pulverized samples from DD and RC drill holes were assayed for Ag, Cu, Mo, Pb, S and Zn by MP-AES, an ALS ore-grade method (method code ME-MP46ZG). ALS’ acid-digestion batches typically contained 45–47 samples including two pulp duplicates (~5%), two certified reference materials (CRMs) (~5%), and one blank
(~2.5%). The 3ACD method includes a proprietary digestion method including sequential digestion by nitric acid (HNO3), hydrochloric acid (HCl) and hydrobromic acid (HBr) with specific heating steps.
Aya instructed ALS to perform 30-g FA for samples returning >250 ppm Ag by MP-AES, which was only implemented during Q1/2025, resulting in a population of results of >250 ppm Ag by MP-AES without corresponding FA data. The silver concentration was determined by gravimetric finish. Firing batches typically contained 42 samples, including two pulp duplicates (~5%), two CRMs (~5%), and one blank (~2.5%). Fusion and cupellation were performed using separate ovens, with temperatures of 1,100°C and ~880°C, respectively.
Lead buttons were weighed for each pour. The QP (Honza Catchpole) did not review the tolerance interval.
The QP (Honza Catchpole) was not provided with SOPs detailing ALS' analytical processes and did not audit the ALS Zgounder laboratory. The QP considers there is a minor to moderate risk in the analytical process at
ALS Zgounder, due to the recent opening of the laboratory and notes that relatively more quality issues may be encountered while the laboratory is establishing an experienced work force.
11.5.4QUALITY CONTROL
11.5.4.1COLLAR LOCATION
Other than the surveyors’ standard processes, QC of collar data is essentially an post factum process, conducted after collection of the collar data, upon import of the holes into 3D modelling software, and by comparison against triangulations of the underground workings. The QP (Honza Catchpole) selected 55 drill holes on the 1975 mine level to validate the DD collar location data. This was completed by visually checking spatially against the supplied survey as-built files provided by Aya. A total of 31 drill holes (56%) originate from a single collar point and have rounded coordinates, indicating that planned data have been used and not updated to actual surveyed values. The corresponding collars were within 0.7 m of a survey as-built wireframe. A total of 21 drill holes (38%) had decimal point precision (indicating survey accuracy). One of the collars (DDHU-1975_13) was ~15 m from a survey as-built file, indicating an incorrect collar location, or a survey file had not been supplied. The remaining collar positions were within 0.5 m of a survey as-built file.
To the QP’s (Honza Catchpole) knowledge, a record of issues and corrections is not available and the QP cannot conclusively establish that the collar location data were always in control.
The QP (Honza Catchpole) recommends that Aya establish a process to validate the collar location data used for MRE modelling. The QP also recommends Aya validate the collar location for drill hole DDHU-1975_13.
11.5.4.2DOWNHOLE ORIENTATION SURVEY
The QC of the downhole survey data took place at the drill rig. The driller received the survey reading and inspected the magnetic intensity, gravity, deviation and standard deviation of the survey performed with
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 98
magnetic survey tools. If all readings were within expected tolerance limits, the survey was accepted. If not, the survey was repeated. For north-seeking gyros, the QP (Honza Catchpole) is not aware of QC measures taken and no review was conducted during the site visits. A record of checks on the downhole survey was not available and the QP recommends keeping track of any issues encountered, and corrections applied, to see if any temporal or spatial patterns are present in the corrections that could lead to system improvements.
As a further control on the quality of surveys, the QP (Honza Catchpole) suggests monitoring dog-leg severity
(DLS), which quantifies the change in azimuth and dip in a drill hole and is calculated from the known downhole survey points. The QP uses the minimum curvature method to approximate a circular arc between survey points, and DLS values are presented in degrees per meter. The QP considers that a >0.2 DLS value should be flagged for investigation and that any drill hole with a transgression passing a nominal threshold of
0.6 — beyond which drill rods do not reasonably bend — should be re-surveyed.
11.5.4.3PRIMARY SAMPLE & CORE LOGGING
Diamond Drilling
For diamond drilling, the consistency of the primary sample should be monitored by constantly reviewing core recovery, which is recorded by the drillers on the drill blocks and by the logging geologist during core mark-up.
Aya has a loose error-monitoring system in place, where drill errors or other issues picked up at the rigs are communicated back to the geologist on daily monitoring sheets. It is not clear whether errors, including excess core loss, picked up during the initial logging that takes place when the core arrives in the yard, are communicated back directly to the drillers, and how these lead to improvements. Geological logging is of good quality and is currently being upgraded with a unified approach to using the logging codes. Nevertheless, parallel geological logging processes in the Production Geology department create a risk for use of multiple logging frameworks. The QP (Honza Catchpole) recommends that Aya track issues that result from interdepartmental differences in logging and core loss over time and report these in its monthly QC report.
These drill errors/issues can then be effectively linked to the driller’s key performance indicators, leading to improvements — a key objective of successful QC.
At Zgounder, recovery data are available for DD holes completed between 2021 and 2025. The drill hole database contains 45,056 entries for recovered drill core intervals from 1,206 drill holes, which represents about 65% of all DD holes completed during that period. Only limited recovery data are available for the period from October 2020 to December 2021. Also, recovery data were not collected systematically over time or have not been transferred into the final database (Figure 11-7). Since the beginning of 2022, recovery data were captured predominantly in surface drilling operations, and since end of 2022, for underground drill holes. The
QP (Honza Catchpole) notes that about 15% of all DD holes completed in 2024 have no recovery data, and the
QP recommends investigating the reason core loss is not consistently logged and not transferred to the final database in these instances.
Recovery data suggest that core loss is more common in underground drilling operations compared to surface drilling and that poor recovery can be linked to geology; half of all intervals having a recovery below
50% are logged as either 'overburde'n or 'fault'. However, intervals with poor recovery are distributed randomly in the subsurface and no ‘hot spots’ or problematic lithologies were encountered during review of the data in
3D modelling software. In contrast, all main lithological units of Zgounder are characterized by very similar median recoveries of ~97–98%. From the available data the QP (Honza Catchpole) notes that core recovery was mostly >80% and reasonably consistent from 2022–2025, and that the core drilling process was mostly in control.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 99
Figure 11-7Diamond drill hole core recovery for 2020–2025 averaged per hole over time (top), and overview of completed surface and underground diamond drill holes with and without recovery data
(bottom)
RC Drilling
Based on recommendations made by the QP (Honza Catchpole) during the site visit in December 2024, Aya implemented the weighing of bulk samples, allowing the determination of the total weight of RC drill cuttings and estimation of sample recovery during Q1 2025. No RC bulk sample weights had been collected previously.
The practice of weighing the bulk samples was discontinued by Q2 2025. The QP received a representative set of 1,630 total sample weights that Aya had collected from 39 RC holes in the first months of 2025. Of that sample set, the QP obtained Ag grade data for 795 samples of 20 RC drill holes.
Recoveries for this dataset are estimated by comparing the actual total sample weights against the theoretical weights (i.e. expected weight), which are calculated from hole diameter (using 5.25-inch-diameter
RC hammers), 1-m sample length and the mean densities of the logged group lithologies (obtained from DD core bulk density measurements). Given that all the RC drilling in 2024 and 2025 was performed by the same contractor (Geosond), using the same equipment, the QP (Honza Catchpole) considers the recovery estimation to be sufficient to allow an initial evaluation of the overall RC sample recovery performance at
Zgounder for 2024–2025.
At Zgounder, there is no significant weathering horizon that would impact sample recovery performance, and based on conversations with the production geology team, groundwater issues rarely impacted drilling and sample recovery. The QP (Honza Catchpole) reviewed the total average weights for each drill hole and their precision, which is determined by the relative standard deviation of all sample weights per drill hole (Figure
11-8). Most of the drill holes have average RC sample weights of 15–25 kg, with a precision of 15–30%.
Average recoveries per hole range from 40–60% with 15–30% precision (Figure 11-9). No trends can be observed for the recovery data in the drill hole sequence over time. Reviewing the recovery from top to bottom of the drill holes, the QP does not observe any systematic trends or repetitive patterns, such as low recoveries during the first 3–6 m of the drill holes.
The QP (Honza Catchpole) considers the variance for RC sample weight and recovery to be high. Based on these data and the observed RC drilling during the site visit, the QP considers neither drilling nor the sampling process was controlled well. The QP recommends Aya investigate the drilling and sampling process for improvement. Suggestions are detailed in section 11.5.5.2.
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Figure 11-8Total weights (sample + bulk sample) and the variance (precision) of weights per RC drill hole
Figure 11-9Average core recovery and the variance (precision) per RC drill hole
11.5.4.4DENSITY
The quality for the density station can be controlled by the frequent weighing of reference weights and by the repeat sample weighing process at regular intervals.
At Zgounder, calibration checks were performed at the start of each day by weighing a reference weight, which is good practice. Digital records of the calibration checks were not available for review. Repeat measurements were not taken. During the visit, the QP (Honza Catchpole) noted that the processes were being updated, and calibration checks were being recorded using two different reference weights. Water was
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scheduled for regular change, and repeat measurements scheduled at a rate of 1:20. Additionally, Aya could use a suitable sized object of known density and volume (e.g. aluminum cylinder) as a 'standard' to be inserted periodically for determining the dry BD. The QP recommends Aya record the results from the calibration checks digitally and monitor the results using process control charts. The QP cannot determine if the process was in control due to the absence of QC data.
11.5.4.5FIRST SPLIT
The QP (Honza Catchpole) assessed the consistency of the first splitting process by tracking the relative difference of first-split sample pairs over time.
Diamond Drilling
Samples marked as duplicate in the database represent coarse crush duplicates taken at the laboratory after crushing at the second split (see section 11.5.3.5). No first-split duplicates for diamond core samples had been taken.
RC Drilling
Since 2023, Aya has collected RC split duplicates systematically from most of the RC drill holes (88%) at a rate of 5.5%. Although this practice technically reflects a second-split process (see section 11.5.3.5), these RC split duplicates will be referred to as first-split duplicates in this report, for consistency and comparison.
The QP (Honza Catchpole) reviewed the results of 1,713 RC first-split repeat pairs prepared and analyzed at
Afrilab, and performed an a posteriori review, excluding 960 samples below 5 ppm Ag that demonstrated high variance due to detection limit issues. Individual RC drilling campaigns could be distinguished in the relative difference plot (Figure 11-10); there appears to have been an increase in variance in the RC first split repeats between 2023 and 2025. This suggests the splitting process may not have been well controlled. However, there are insufficient data to draw robust conclusions about whether the process was in control.
The QP (Honza Catchpole) reviewed the results of 58 RC split sample pairs prepared and analyzed at ALS.
However, after removal of 37 samples below 5 ppm Ag, insufficient sample pairs remained for a robust analysis.
Figure 11-10Time-integrated relative difference plots for RC quartering duplicates (Afrilab)
11.5.4.6AFRILAB — CRUSHING, BLANKS, SECOND SPLIT & PULVERIZATION
Coarse Repeats
The consistency of the second splitting process after crushing at Afrilab could be assessed by reviewing the relative difference of second-split repeat pairs over time.
•RC samples: No coarse duplicate or coarse repeats were taken from RC drilling second-split samples.
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•DD samples: Since 2020, coarse repeat samples from drill core were consistently collected from 85% of all completed DD holes at a rate of 3.6%. The QP (Honza Catchpole) reviewed results of second-split repeat pairs from diamond drilling (n=3,229) and performed an a posteriori review of the period 2020–
2025, excluding 1,870 samples below 5 ppm Ag that demonstrated high variance due to detection limit issues. Relative difference plots of the second-split duplicates for Ag indicate a larger relative difference of ~40–60% for the 2020–2022 period and ~10–20% for the 2023–2025 period, suggesting that the preparation and splitting process has improved since 2022, and was in control for this period, but may not have been well controlled for the period up until 2022 (Figure 11-11).
Figure 11-11Time-integrated relative difference plots for second-split DD duplicates (Afrilab coarse repeats)
Coarse Blanks: Client-Inserted
To assess contamination during sample preparation, Aya has systematically inserted locally derived, barren quartz vein samples as control samples since 2021. The QP (Honza Catchpole) reviewed a total of 7,447 coarse blank entries with Ag values, corresponding to an actual insertion rate of 4.1% compared to the current insertion rate of 4.5%, as per the SOP. Total 89 samples (1.2%) returned with Ag results above the LOQ of 3.3 ppm Ag (warning level) and only 10 samples exceed 10 ppm Ag (blank failures). Periods with increased failures in mid-2023 and end of 2024 coincide with increased drilling activity and correspondingly high sample output (Figure 11-12). The QP notes that there appear not to have been any periods of significant cross-
contamination.
Coarse Blanks: Laboratory-Inserted
Since 2020, Afrilab has consistently inserted coarse blanks derived from natural quartz vein samples
(n=8,991). All samples measured in the given period were reported at or below the LOD of 1 ppm Ag. The QP
(Honza Catchpole) notes this performance is exceptional, as some natural variance would be expected for such a large dataset, similar to that observed from the client-inserted coarse blanks.
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Figure 11-12Client-inserted coarse blank samples analyzed by Afrilab for Ag during 2020–2025. The red line represents the10 ppm Ag threshold for blank failure.
Screen Size Testing: Crushing Process
The consistency of the crushing process could be assessed by reviewing the screen size testing results that test the criterion of 85% passing the 2-mm size screen. Afrilab has consistently performed screen size tests since 2020; a total of 7,773 tests, representing about 4.4% of all crushed samples that were carried out (Figure
11-13). The QP (Honza Catchpole) notes that since 2020, the crushing process appears to have been controlled, but remarks that the absence of any failed tests indicates that any failed test results were likely not provided to Aya and only successful test results were shared. It is useful, to have insight into the number of failures, before corrections were made. The QP requested the full screen size dataset from the laboratory but did not receive a reply in a timely fashion.
Figure 11-13Screen size testing control chart for crushing (left) and pulverizing (right).  For both tests,
1,096 results are not shown as reported without a date, but all plot above the 85% thresholds.)
Screen Size Testing: Pulverization Process
The only QC process monitoring the pulverization step was laboratory internal screen size testing for a <75
µm size fraction passing threshold of 85%. Similar to the screen size testing for the crushing step, Afrilab has consistently monitored screen sizes after pulverization since 2020, with a total of 7,769 tests, representing about 4.4% of all pulverized samples, carried out (Figure 11-13). The QP (Honza Catchpole) notes that since
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2020, the pulverization process appears to have been controlled, but notes that any failed test results were likely not provided to Aya (see comments above: Screen Size Testing: Crushing Process).
11.5.4.7ALS — CRUSHING, BLANKS, SECOND SPLIT & PULVERIZATION
Second Split: Coarse Repeats
The consistency of the second splitting process after crushing at ALS could be assessed by reviewing the relative difference of second-split repeat pairs over time (Figure 11-14).
•RC samples: At ALS, no coarse duplicate or repeats of RC drilling second-split samples were taken.
•DD samples: Coarse repeat samples from DD core were consistently collected from nearly all submitted core samples (93%) at a rate of 4.3%. The QP (Honza Catchpole) reviewed results of second-split repeat pairs from diamond drilling (n=356) and performed a posteriori review of the period of February to July
2025, excluding 212 samples below the limit of quantification (~5 ppm Ag). During this period, the relative difference plot of the second-split repeats for Ag indicates a higher relative difference of 50–
100% during the first months of operation, which improved slightly over time, suggesting that the preparation and splitting process has improved since April 2025, and was mostly in control (Figure
11-14).
Figure 11-14Time-integrated relative difference plots for second-split DD duplicates (ALS coarse repeats)
Coarse Blanks: Client-Inserted
To assess contamination during sample preparation, Aya has systematically inserted locally derived, barren quartz vein samples as control samples since January 2025. The database contains total 656 coarse blank entries with Ag values, corresponding to an actual insertion rate of 4.6%. A total of 41 samples (6.3%) were returned with Ag results above the LOQ of 3.3 ppm. And four samples exceeded 10 ppm Ag. Periods with increased failures during the first quarter of 2025 coincide with the onset of regular sample processing and high sample output (Figure 11-15). The QP (Honza Catchpole) notes that there appear to be no periods of significant cross-contamination and cross contamination appears to have been well controlled.
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Figure 11-15Client-inserted coarse blank samples analyzed by ALS Zgounder for Ag during 2025. The red line represents the10 ppm Ag threshold for blank failure.
Coarse Blanks: Laboratory-Inserted
To assess contamination during sample preparation, ALS has systematically inserted locally derived, barren quartz vein samples as control samples since January 2025. The provided dataset contains 1,861 coarse blank samples with Ag results completed by MP-AES. A total of six samples (0.3%) were returned with Ag results above the LOQ of 3.3 ppm (warning level) and none exceeded 10 ppm Ag (Figure 11-16). Results by FA
(n=397) were mostly reported at LOD (5 ppm Ag) and were all below the LOQ of ~16.5 ppm Ag (~3.3 times
LOD, Figure 11-16). The QP (Honza Catchpole) notes that cross-contamination appears to have been well controlled at ALS.
Figure 11-16Laboratory internal coarse blank samples analyzed by ALS Zgounder for Ag during 2025 by
MP-AES (left) and FA (right). The red line represents the 10 ppm and 50 ppm Ag threshold for blank failure, respectively.
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Preparation Blanks: Laboratory-Inserted
The QP (Honza Catchpole) reviewed preparation blank results of Ag analyzed by MP-AES during May and June
2025. The total of 29 results were mostly below 1 ppm LOD and reach maximum values of 3 ppm, which is approximately at the LOQ (3.3 times LOD).
Screen Size Testing: Crushing Process
The consistency of the crushing process down to 2 mm at ALS could be assessed by reviewing the screen size test results over time. The QP (Honza Catchpole) received results of 2,383 test results and performed an a posteriori review of the period January to July 2025, though data for May 2025 were not included (Figure
11-17). During the review period, six samples (0.25%) did not pass the DQO of 70% passing -2 mm and fails occurred mainly during the initial period of the site laboratory. Therefore, the QP considers the ALS crushing process to have been mostly in control.
Figure 11-17ALS screen size test results after crushing (left) and pulverizing (right).
Screen Size Testing: Pulverization Process
The consistency of the pulverizing process down to 75 µm at ALS could be assessed by reviewing the screen size test results over time. The QP (Honza Catchpole) received results of 2,391 test results and performed an a posteriori review of the period January to July 2025, though data for May 2025 were not included (Figure
11.17). During the review period, a total of 13 samples (0.54%) did not pass the DQO of 85% passing -75 µm and fails occurred mainly during the initial period of the site laboratory. Therefore, the QP considers the ALS pulverizing process to have been mostly in control.
11.5.4.8AFRILAB — THIRD SPLIT
Third Split: Pulp Repeats
The consistency of the third splitting step by scooping 0.5-g of pulp repeat sample material for AR digestion and AAS from the 250–300 g pulp sample, and a 30-g repeat sample split for FA, could be assessed by reviewing the relative difference of the third-split repeat pairs over time. Third-split repeats for AR-AAS were taken sporadically until mid-2021 and more systematically from October 2021 through 2025. Regular FA pulp repeats are only available from July 2022 onwards. On average, about 12% of all AR-AAS analyses and 68% of all FA analyses were controlled by third-split repeat samples, which is, in the QP’s (Honza Catchpole) opinion, above the norm and industry standard practice for such laboratory internal QC measures (Figure 11-18).
The QP (Honza Catchpole) reviewed results of 0.5-g AR-AAS (n=12,563) and 30-g FA (n=2,089) third-split repeat pairs from DD and RC drilling and performed an a posteriori review, excluding 3,552 samples below 5 ppm Ag that demonstrated high variance due to detection limit issues. Results for both methods demonstrate a well-constrained variance over time, with very few notable outliers. A few outliers were reviewed in more detail, and several sample swaps or row-slip errors were noted either in the certificates or database tables
(see section 11.5.5.8).
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Relative difference plots for AR-AAS are consistent but do have periods of lower variance when less drilling occurred (October 2023–July 2024) and a higher variance when drilling production was higher. This trend is not visible for FA pulp repeats. The control plots suggest that the third-split process was mostly in control.
Figure 11-18Time-integrated relative difference plots for Afrilab third-split pulp repeats: 0.5-g splits for
AR digestion and AAS finish (top); 30-g splits for FA with gravimetric finish (bottom)
11.5.4.9ALS — THIRD & FOURTH SPLIT
As noted in section 11.5.3.7, the third splitting process, i.e. scooping of 200–300 g pulp from the pulverization bowl, is currently not controlled through systematic pulp repeat sampling. Hence, the QP (Honza Catchpole) is unable to comment on whether this process was controlled or not.
ALS prepared fourth-split repeats for MP-AES and FA analysis consistently since March 2025. The QP (Honza
Catchpole) reviewed results of MP-AES (n=2,149) and FA (n=136) fourth-split duplicate pairs (i.e. scooping 0.4
g and 30 g, respectively, from 200–300 g pulp material from the bag) and performed an a posteriori review, excluding 1,416 samples by MP-AES below 10 ppm Ag which demonstrated high variance due to being close to the detection limit. Relative difference plots for MP-AES and FA demonstrate a mostly consistent variance over time (Figure 11-19). The QP notes that the control plots demonstrate that the fourth-split process was mostly in control for the MP-AES and FA. The QP suspects that observed outliers for both MP-AES and FA could be artifacts (e.g. mislabeling or sample swaps).
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Figure 11-19Time-integrated relative difference plots for ALS third-split pulp duplicates. MP-AES (top);
FA (bottom)
11.5.4.10AFRILAB — ANALYTICAL PROCESS
The QC of the analytical process involves the repeated and continuous evaluation of certified reference materials (CRMs). During 2020–2025, Aya inserted 19 different CRMs into the sample batches submitted to
Afrilab. Of those, 13 different CRMs met the minimum threshold of 25 samples and five unique results for further analysis (Table 11-4, Figure 11-20). CRM results were available for 4% of the samples, which is in accordance with Aya’s QC process. In addition to CRMs inserted by Aya, Afrilab analyzed nine different CRMs as part of its internal process control (Table 11-5, Figure 11-20). The QP (Honza Catchpole) conducted an a posteriori review of the CRM data to determine analytical performance using RSC’s in-house QC toolkit. First, extreme outliers were investigated for each CRM to identify apparent sample swaps. Based on this assessment, the QP excluded 18 client CRM and 13 laboratory CRM results, where the CRM ID (identification)
was thought to have been incorrectly assigned. The Afrilab internal CRM dataset contained a high number of duplicate entries (61%), which were removed by the QP prior to analysis. The CRM data were filtered and only
CRM results with an assigned date were considered in the review to assess any special-cause variation at the laboratory.
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Table 11-4Details of client-inserted CRM analyses

CRM	Matrix/Mineralization	Analytes	Ag Certified Value (ppm)*		Total Number of Assays
			AR Method	FA Method
OREAS 137	Slate/SEDEX	Ag, Cu, Pb, Zn	25.8	-	344
OREAS 139	Slate/SEDEX	Ag, Cu, Pb, Zn	78.1	-	1,118
OREAS 316	Slate/SEDEX	Ag, Cu, Pb, Zn	103 (4ACD)	-	105
OREAS 317	Slate/SEDEX	Ag, Cu, Pb, Zn	232	-	458
OREAS 353	Sulfide/Broken Hill Type	Ag, Cu, Pb, Zn	-	2,184	42
OREAS 353b	Sulfide/Broken Hill Type	Ag, Cu, Pb, Zn	2,174 (4ACD)	2,184	286
OREAS 354	Sulfide/SEDEX	Ag, Cu, Pb, Zn	98 (4ACD)	-	361
OREAS 604b	Rhyodacite/ Epithermal	Ag, Au, Cu, Pb, Zn	508	493	135
OREAS 605b	Rhyodacite/Epithermal	Ag, Au, Cu, Pb, Zn	1,005	975	313
OREAS 621	Rhyodacite/VHMS	Ag, Au, Cu, Pb, Zn	68	-	138
OREAS 622	Rhyodacite/VHMS	Ag, Au, Cu, Pb, Zn	101	-	74
OREAS 992b	Concentrate/Ni-Sulfide	Ag, Au, Cu, Pb, Zn	340 (4ACD)	344	854
OREAS 994	Concentrate/ Sediment- hosted Cu	Ag, Cu, Pb, Zn	183 (4ACD)	-	49
Total					4,277
AR – aqua regia digestion; 4ACD – four-acid digestion; ACD – acid digestion (no HF); FA – fire assay; SEDEX – sedimentary exhalative; VMS
– volcanogenic massive sulfide
* excluding data below the minimum threshold of 25 samples and or five unique values, swapped CRMs, or assays without date.
Table 11-5Details of Afrilab laboratory CRM analyses

CRM	Matrix/ Mineralization	Analytes	Ag Certified Value (ppm)*		Total Number of Assays
			AR Method	FA Method
OREAS 134b	Carbonate Siltstone/SEDEX	Ag, Cu, Pb, Zn	204	-	467
OREAS 139	Slate/SEDEX	Ag, Cu, Pb, Zn	78.1		729
OREAS 316	Slate/SEDEX	Ag, Cu, Pb, Zn	103 (4ACD)		205
OREAS 317	Slate/SEDEX	Ag, Cu, Pb, Zn	232		607
OREAS 353	Sulfide/Broken Hill Type	Ag, Cu, Pb, Zn	-	2184	1,757
OREAS 602b	Rhyodacite/ Epithermal	Ag, Au, Cu, Pb, Zn	119	118	1,919
OREAS 604b	Rhyodacite/ Epithermal	Ag, Au, Cu, Pb, Zn	508	493	874
OREAS 621	Rhyodacite/VHMS	Ag, Au, Cu, Pb, Zn	68	-	1,951
OREAS 933	Siltstone/ Sediment-hosted Cu	Ag, Cu, Pb, Zn	29.6	-	2,224
Total					10,733
AR – aqua regia digestion; FA – fire assay; SEDEX – sedimentary exhalative; VMS – volcanogenic massive sulfide
* excluding duplicates, data below the minimum threshold of 25 samples and or five unique values, swapped CRMs, and/or assays without date.
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Figure 11-20Period of use and total number of CRM analyses at Afrilab. Aya inserted (left); laboratory internal (right)
Following this data cleaning process, the QP (Honza Catchpole) assessed special-cause variation for each standard using statistical process control plots. The control plots were created using the process mean and the CRM standard deviation. Westgard Rules 1(3s), 2(2s), 4(1s), 7x and 6t (Westgard et al., 1981; Sterk, 2015)
were used for the detection of special-cause variation (Table 11-6). However, the QP disabled the 7X rule for laboratory internal CRMs due to a high number of CRM analyses with identical dates, which otherwise would have resulted in numerous incorrect rule violations. After creating control plots for client-inserted (Figure
11-22, Figure 11-23) and laboratory CRMs (Figure 11-27, Figure 11-28), the CRM results were plotted on heat maps to identify periods in which multiple CRMs indicated special-cause variation (Figure 11-21 and Figure
11-26). Heat maps are colored for ‘error rate’, which is the proportion of rule violations per CRM on a given day, weighted for the number of different CRMs. This approach addresses the problem that is faced when following the standard Westgard Rules, where some CRMs demonstrate special-cause variation, but others for the same batch/period do not. The heat map takes a more holistic approach and enables quick identification of the periods in which multiple transgressions occurred across various CRMs and provides a more practical way to evaluate whether there was an issue with consistency at the laboratory.
Table 11-6Westgard Rules explanations

Rule	Explanation
1x3s	One result outside of 3 standard deviations from the mean
2x2s	Two consecutive results outside of 2 standard deviations from the mean
4x1s	Four consecutive results outside of 1 standard deviation from the mean
6t	Six consecutive results trending in the same direction (e.g. six results where every result is higher than the previous)
8o1s	Eight consecutive results of 1 standard deviation from the mean
15u1s	Fifteen consecutive results within 1 standard deviation from the mean
Client CRM Data
A review of the client CRM data indicated no distinct periods of special-cause variation across multiple CRMs
(Figure 11-21). However, limited availability of high-grade CRMs over time constrains the assessment to restricted periods between 2023 and 2025.
Low-grade (<230 ppm Ag) analyzed by AR-AAS generally have few control rule violations (2x2s and 4x1s failures exclusively, e.g. Figure 11-22). Higher-grade CRMs analyzed by FA also demonstrate few rule
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violations. In fact, one of the most common rule violations is the 15u rule which signifies 15 consecutive results within 1 SD from the mean.
Over the period July 2024 to July 2025, OREAS 353b (2,184 ppm Ag by FA; Figure 11.23), was characterized by multiple 1x3s and fewer 2x2s failures. Performance of this CRM has improved significantly since January
2025 and has been well controlled for the period since then.
Figure 11-21Heat map for client CRM performance for AR-AAS and FA at Afrilab
Figure 11-22Control plot for client-inserted CRM OREAS 139 by AR-AAS at Afrilab
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Figure 11-23Control plot for client-inserted CRM OREAS 353b by AR-AAS at Afrilab.
Aya's sampling and analytical SOP "POS_QAQC pour echantillonage et analyse" prescribes that samples returning >200 ppm Ag by AR-AAS should be reanalyzed by FA. However, the QP (Honza Catchpole) has some concerns that this process was not routinely followed. Instead, the QP suspects that some or all client CRM data represent AR-AAS results for the following reasons:
•The designated FA reporting column is rarely used.
•Most CRM charge weights are below 30 g (Figure 11-24), whereas Afrilab informed the QP that a sample of at least 50 g is required to allow a routine analysis of AR-AAS followed by a 30-g FA charge. The QP concludes that most high-grade CRMs (OREAS 992b, OREAS 353 and OREAS 353b) did not have sufficient sample material for both analyses.
•Reviewing the control plots for OREAS 604b and OREAS 605b, and OREAS 353b which have certified Ag values for both FA and 4ACD or AR digestion, the QP notes that the process mean generally matches better with the AR-AAS certified values than the FA certified values (Figure 11-23).
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Figure 11-24Laboratory weights of client CRMs as reported on Afrilab certificates from 2021–2025 (not showing 96 CRMs above 140 g)
These observations suggest that the analysis is not performed in accordance with the SOP and this should be further investigated with Afrilab. The QP (Honza Catchpole) remarks that submitting 10- or 15-g sachets of high-grade CRM, which cannot be analyzed by a 30-g FA charge due to insufficient sample material, defeats the purpose of controlling the quality of high-grade Ag rock samples from Zgounder, especially if the CRM is not certified for aqua regia or another acid digest method. The QP recommends always maintaining sufficient sample material, and instructing Afrilab to inform Aya when the CRM or rock sample material is insufficient.
When control plots were re-drafted using the AR-AAS certified mean and standard deviation instead of the FA certified mean and standard deviation, all medium- to high-grade CRMs still demonstrated few instances of special-cause variations (Figure 11-25). Due to the higher standard deviation values for the acid digest, CRMs generally demonstrate fewer control rule violations (e.g. OREAS 353b has no remaining 1x3s or 2x2s failures).
Some CRMs are not certified for acid digestion (e.g. OREAS 353) and therefore a comparison against the certificate mean may result in incorrect conclusions.
Figure 11-25Heat map for client-CRM performance processing all Ag results as AR-AAS at Afrilab.
OREAS 353 was excluded as it does not have a certified value for Ag by acid digestion
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Laboratory Internal CRM Data
Laboratory internal CRM data are available continuously for the 2020–2025 period, with CRMs of low, medium and high Ag grade used (Table 11-5, Figure 11-20, Figure 11-26). The QP (Honza Catchpole) notes that there are significant shifts in process variance, and process means (OREAS353, OREAS602b). These shifts typically coincide with a hiatus in the analyses and likely demonstrate calibration changes for the instrument.
OREAS353, in particular demonstrated significant trends in process mean and process variance over the period since 2021 (Figure 11-28). These periods should be assessed separately for accuracy and precision
(Section 11.5.5.10). The QP identified five periods of distinct variability, accuracy and number of Westgard rule violations, partially separated by temporal gaps (e.g. Figure 11-27)
Notably, there is a clear and increasing trend for the second period (February–April 2022). Additionally, there is an important increase in variance from February 2023 onwards for OREAS353. From discussion with the
Afrilab director, the differences between the five periods are related to upgrades and changes in the analytical equipment used. Afrilab stated that the increase in variance from February 2023 onwards was caused by a substantial increase in sample volume and short timeframes to complete the preparation and analytical work, resulting in analytical processes being rushed, and increasing the potential for error. The QP (Honza
Catchpole) notes that the higher-grade CRMs, such as OREAS 353, need to be carefully monitored as quality issues for high-grade samples have a higher risk of impacting the DQO.
In the QP’s (Honza Catchpole) opinion, the analytical processes of AR-AAS and FA were not well controlled, as demonstrated by clear trends in process mean and variance.
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Figure 11-26Heat map for laboratory internal CRM performance at Afrilab
Figure 11-27Control plot for laboratory internal CRM OREAS 602b by AR-AAS at Afrilab. Four distinct periods are indicated
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Figure 11-28Control plot for laboratory internal CRM OREAS 353 by FA at Afrilab. with five distinct periods indicated
Analytical Blanks
The QP (Honza Catchpole) reviewed the results of 8,990 analytical blanks that were inserted as pulp samples by Afrilab between 2020 and end of July 2025, as part of its internal control process for AR acid digestion. All blanks have values below the detection limit of 1 ppm Ag. The QP notes this performance is unusual as some natural variance would be expected for such a large dataset. This illustrates that the dataset provided by the laboratory is likely a corrected dataset. The QP recommends Aya request the original, full dataset to better understand blank performance at the laboratory.
11.5.4.11ALS — ANALYTICAL PROCESS
During 2025, Aya inserted six different CRMs into the sample batches submitted to the ALS Zgounder laboratory. Three of the CRMs meet the minimum threshold of 25 samples (Table 11-7, Figure 11-29). The
CRM results were available for 4.5% of the samples, which is similar to the rate specified in Aya’s SOP. In addition to CRMs inserted by Aya, ALS analyzed nine different CRMs as part of its internal process control, with seven CRMs being above the minimum threshold of 25 samples (Table 11-8, Figure 11.-29). The QP
(Honza Catchpole) conducted a post factum review of the CRM data to determine analytical performance using RSC’s in-house QC toolkit. First, extreme outliers were investigated for each CRM to identify apparent sample swaps. Based on this assessment, the QP excluded ten client CRM results, where the CRM ID was thought to have been incorrectly assigned. The CRM data were filtered and only CRM results with an assigned date were considered in the review.
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Table 11-7Details of client-inserted CRM analyses

CRM	Matrix/ Mineralization	Analytes	Ag Certified Value (ppm)		Total Number of Assays*
			4ACD Method	FA Method
OREAS 317	Slate/SEDEX	Ag, Cu, Pb, Zn	232	0	303
OREAS 353b	Sulfide/Broken Hill Type	Ag, Cu, Pb, Zn	2,174	2,184	150
OREAS 354	Sulfide/SEDEX	Ag, Cu, Pb, Zn	98	0	177
Total					630
* excluding data below the minimum threshold of 25 samples and or five unique values, swapped CRMs, or assays without date. SEDEX –
sedimentary exhalative
Table 11-8Details of ALS internal CRM analyses

CRM	Matrix/ Mineralization	Analytes	Ag Certified Value (ppm)		Total Number of Assays*
			4ACD Method	FA Method
EMOG-17	Unknown	Ag	67	-	439
OREAS 315	Slate/SEDEX	Ag, Cu, Pb, Zn	72.5	-	509
OxQ153	Spiked Basalt	Ag, Au	128	128	123
OREAS 317	Slate/SEDEX	Ag, Cu, Pb, Zn	232	-	542
GBM906-6	Minor sulfide	Ag, Cu, Pb, Zn	390	-	503
OREAS 353b	Sulfide/Broken Hill Type	Ag, Cu, Pb, Zn	2,174	2,184	103
KLEN 74589	Unknown	Ag, Au	-	4,395	113
Total					2,332
SEDEX – sedimentary exhalative
Figure 11-29Period of use and total number of CRM analyses at ALS. Aya inserted (left); ALS laboratory internal (right)
Following this data cleaning process, the QP (Honza Catchpole) assessed special-cause variation for each standard using statistical process control plots (see details in section 11.5.4.10). After creating control plots for client-inserted CRMs (Figure 11-31, Figure 11-32) and laboratory CRMs (Figure 11-34, Figure 11-35), all
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CRM results were plotted on heat maps to identify periods in which multiple CRMs indicated special-cause variation (Figure 11-30 and Figure 11-33).
Client CRM data
A review of the client CRM data indicates no distinct periods of special-cause variation across multiple CRMs
(Figure 11-30).
For the high-grade CRM OREAS 353b, ALS reported that ~90% of samples received had insufficient sample mass (NSS’) to complete the required FA analysis. Therefore, the results available to Aya were the Ag values obtained by 3ACD and MP-AES from a 0.4-g split. The QP (Honza Catchpole) reiterates that, submitting 10-g or 15-g sachets of high-grade CRM, which cannot be analyzed by a 30-g FA charge due to insufficient sample material, defeats the purpose of controlling the quality of high-grade Ag rock samples from Zgounder, analyzed by FA. The QP recommends always providing sufficient sample material, and instructing the ALS to inform Aya when CRM or rock sample material is insufficient. In addition, the QP cautions that none of the tested CRMs are certified for MP-AES, and that certified values for similar 4ACD methods are used.
The QP (Honza Catchpole) additionally remarks that there is likely additional variance in the data informing the MRE due to the fact that only a small (0.4 g) sample split is used for acid digestion, as opposed to a larger
30-g split for FA.
Figure 11-30Heat map for ALS client-CRM performance at ALS Zgounder, processing all Ag results as acid digest and MP-AES.
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Figure 11-31Control plot for client-inserted CRM OREAS 317 by MP-AES at ALS.
Figure 11-32Control plot for client-inserted CRM OREAS 353b by MP-AES at ALS. Due to insufficient
CRM material no 30-g FA analyses were carried out.
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Laboratory Internal CRM data
All tested CRMs were generally characterized by a low number of Westgard rule violations (Figure 11-34,
Figure 11-35) and indicated no distinct periods of special-cause variation, demonstrating that the laboratory processes are mostly in control (Figure 11-33).
The laboratory internal CRM results provided by ALS were mostly completed by MP-AES, with only one high-
grade CRM (KLEN 74589, 4,395 ppm Ag) and one medium-grade CRM (OxQ153, 128 ppm Ag) analyzed by FA.
The QP (Honza Catchpole) remarks that, according to the result files provided by ALS, other internal CRMs above 250 ppm Ag (GBM906-6, 390 ppm and OREAS 353b, 2,184 ppm) were analyzed by MP-AES and not by
FA. It is unclear why the analysis was not carried out by FA, as CRM sample insufficiency should not have been the issue. The QP also notes the comparatively short period of analysis of high-grade CRM OREAS 353b since mid-July and the comparatively high standard deviation for high-grade CRM KLEN 74589 (1SD=214 ppm). Overall, the QP considers that the number of appropriate control samples for the FA process (e.g. above
250 ppm Ag) is insufficient and recommends inserting one or two more high-grade CRMs for regular testing.
Additionally, and as above, the QP cautions that none of the tested CRMs are certified for MP-AES.
Figure 11-33Heat map for internal CRM performance at ALS Zgounder. KLEN 74589 and OxQ153 were analyzed by FA, the remaining CRMs by MP-AES
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Figure 11-34Control plot for laboratory internal CRM OREAS 315 by MP-AES at ALS.
Figure 11-35Control plot for laboratory internal CRM OREAS 353b by MP-AES at ALS Zgounder
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11.5.5QUALITY ACCEPTANCE TESTING
11.5.5.1COLLAR LOCATION & DOWNHOLE ORIENTATION SURVEY
Quality determination of the collar survey typically consists of comparison against topography and mine infrastructure, and reviewing the DLS. The QP (Honza Catchpole) is not aware of any validation campaigns for collar or downhole surveys; there are no data in the database that indicate multiple surveys for a single hole.
The QP verified select surface RC and DD holes in the open pit area using a handheld GPS device, concluding that the location data of the collars check matched the collar location data recorded in the database.
Comparison of the database and as-built survey files in the model revealed multiple discrepancies, indicating a lack of validation of the drill hole collar database (see section 11.5.4.1). Drill holes within the proximity of a survey as-built wireframe of <1 m pose a low risk to the MRE, irrespective of whether a planned location or an actual survey pickup is used. A moderate risk to the MRE is present if the difference between the actual and planned collar pickup cannot be verified, and is greater than >1 m. The data indicate that ~2% of the data reviewed (1 drill hole out of 55) had larger (>1 m) differences resulting from the lack of a validation process.
The QP (Honza Catchpole) considers that topographic control is adequate to support the DQO of informing the MRE but notes a low to moderate risk.
The QP (Honza Catchpole) reviewed dog-leg severities for Zgounder and found that most of the Zgounder survey data (97.0%) have DLS values (in °/m) under 0.2 (99.9% <0.6, Table 11-9, Figure 11-36), which is an acceptable result.
The following elevated DLS flags have been identified:
•>0.2 DLS values at 1-m survey spacing (71%);
•differences between the collar azimuth and dip, and the first survey point at 25-m depth (20%);
•>0.2 DLS values at 25-m survey spacing (7%); and
•other reasons (1%).
A review of DLS over time suggests that downhole surveying was mostly in control. Periods with higher numbers of DLS >0.2 correlate with times of elevated drilling activity (Figure 11-36). Upon review, the QP
(Honza Catchpole) found no correlation between lithologies and DLS. Considering the multiple DLS flags >0.2 found in Aya’s curated drill hole database, the QP notes that the QC process of drill hole surveying and validation of surveys upon import into modelling software can likely be improved. The QP recommends that
Aya investigates drill holes with multiple DLS failures and consider whether removing the offending values improves the trace of the hole (if the survey method allows), or whether some drill holes may need to be resurveyed. The QP also recommends that Aya reviews any trends in the transgressions, i.e. whether they can be linked to drill rig, equipment, driller, or ground conditions. This will improve the quality of future surveying data.
Table 11-9Summary statistics for DLS testing (DLS in °/m)

Drill type - Survey method	DLS Average	DLS Max	Count	Average Interval	Count DLS >0.2	Count DLS >0.4	Count DLS >0.6
DD	0.02	3.85	8,489	26.3	118	24	9
Collar	0.06	3.85	1,721	n.a.	81	18	6
Reflex EZ-Shot	0.02	0.82	4,682	25.1	29	4	3
Reflex Gyro	0.02	0.43	1,353	25.1	5	2
SPT	0.01	0.06	53	25	-	-	-
Unknown	0.02	0.31	680	37.3	3	-	-
RC	0.01	0.37	1,302	33.7	3	-	-
Collar	0.02	0.37	678	n.a.	3	-	-
Reflex EZ-Shot	0.01	0.13	264	29.9	-	-	-
Reflex Gyro	-	0.17	334	30	-	-	-
Unknown	-	-	26	120.8	-	-	-
Grand Total	0.02	3.85	9,791	26.9	121	24	9
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Figure 11-36DLS and monthly count of total survey points over time (excludes the single high DLS value of 3.8 in February 2023
The QP (Honza Catchpole) reviewed the traces from drill holes with multiple DLS failures in 3D to validate the impact on the location of samples from these drill holes. The QP considers that the holes that had been flagged due to DLS issues between the collar and the first survey point at 25 m (n=84) had not been fully validated and should be reviewed and subsequently re-validated. The QP (Honza Catchpole) considers the quality of the collar location and downhole orientation survey data to be a low risk with respect to the DQO of classifying MREs in the Measured and Indicated categories.
11.5.5.2PRIMARY SAMPLE & CORE LOGGING
A practical way to check and verify the quality of a sample is to validate it against, or compare it with, a sample of a known grade. In simple terms, the difference between the measured value and the known value is then defined as the bias, a measure of sample quality. Precision can be benchmarked by comparing the variance in the measured samples with the variance in the certified check samples. This is the principle behind the use of laboratory CRMs.
For the primary sample, i.e. the sample collected at the drill bit, such options do not readily exist. The next practical way to determine the quality of the primary sample is to compare it with a sample of better quality.
Practically, diamond core is regarded as providing the highest-quality sample and is often used to check the quality of lower-quality drilling methods, usually RC, blasthole or rotary air blast (RAB) drilling. This process is often called ‘twinned drilling’, but it can be used anywhere where a sample from drill type A is close enough to a sample from drill type B.
At Zgounder, twinned drilling was not performed, but RC and percussion drill holes were compared to nearby
DD drill holes to determine the quality of the primary sample.
Diamond Drilling: Sample Recovery
To assess the impact of any recovery issues on the MRE, RSC reviewed the correlation between core recovery and assay grade. No strong correlation was identified between recovery and grade (Figure 11-37). The QP
(Honza Catchpole) notes that a significant portion of recovery values are missing from the database, indicating that processes of data capture, validation and database management need to be improved. From
July to December 2024, an increasing number of recovery values over 100% have been noted. The QP recommends that Aya reviews the process to understand the reasons for that trend (e.g. change in drilling contractor sampling procedure). The QP also recommends that occasional twinned diamond drilling be implemented as a primary sample QC measure.
Given acceptable average recoveries (~92%) and the absence of a clear correlation between recovery and Ag grade, the QP (Honza Catchpole) notes a low risk and considers the quality of the primary samples from diamond drilling sufficient to support MREs that are classified in the Measured, Indicated and Inferred categories.
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Figure 11-37DD core recovery versus Ag grade, excluding 17 samples with recoveries above 120%
RC Drilling vs DD Drilling
The QPs (Abraham Whaanga, Honza Catchpole) compared DD samples with RC samples using Phinar’s X-10 software, which has a distance-buffered ‘nearest-neighbor’ (NN) sample pairing module. This module creates sample pairs based on the distance between samples from different categories (i.e. RC and DD). The maximum distance between pairs can be chosen.
The evaluation of any bias between two different populations (RC and DD drilling), and the rejection of the hypothesis that the statistically significant bias is solely caused by the difference in drilling technique, is complicated by several factors:
•the fact that these two populations themselves may be drawn from various different or overlapping statistical populations, such as those caused by the presence of different geological domains, would invalidate any hypothesis testing;
•the presence of variance due to different analytical or sample preparation techniques;
•the presence of variance due to distance between RC and DD samples, as indicated by the variogram;
•the presence of variance due to differing sample lengths;
•the presence of outliers; and
•the presence of variance due to sample support, with DD samples commonly having a wider grade spread due to the smaller and more selective sampling.
Therefore, in preparation for the analysis, the QP (Abraham Whaanga) assigned domain codes to the samples
(point #1 above) and ensured selection of pairs was restricted to samples belonging to the same low-grade
(LG10), medium-grade (MG60), and high grade (HG150) estimation domains and checked the database and assumed that most samples used in the bias study were prepared and analyzed using the same methods
(point #2 above), selected NN sample pairs (RC-DD) from a restricted search neighborhood only (point #3 above), and composited the data to 2-m intervals to equalize variance between the datasets (point #4 above).
Grade capping was implemented for all domains at the 98th percentile for all samples within the domains to reduce the potential effect of outliers (point #5 above). The difference in variance due to point #6 is generally understood and expected. All diamond drilling grades were composited to 2-m intervals in Leapfrog, to match the RC intervals. Each 2-m interval was also assigned an estimation domain using the ‘majority composite’
function in Leapfrog. The drilling was subsequently ‘desurveyed’, assigning a mid-point X, Y and Z value to each 2-m composite.
The RC-DD pairs were exported from X-10 and reviewed spatially in Leapfrog to visually validate that the pairing process had provided suitable data. The QP (Abraham Whaanga) notes that some edge effects occur, where differences in grades within an RC-DD data pair are associated with one sample of the pair being positioned on the boundary of a mineralized domain (typically lower grade), and the other one further inside the domain (typically higher grade). No compensation has been made for this effect in the analysis.
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Analyzing fewer than 30 pairs generally provides unreliable results. Selecting pairs at a maximum data spacing of 10 m provides far more data pairs, increasing the robustness of the analytical dataset, but may embed significant added variance due to the short-range variability of the distributions. Hence, various buffer distances were considered in parallel to see how the bias behaves when additional pairs are allowed. Sample pair statistics were calculated typically using a 5-m search radius within which to find pairs (Figure 11-38,
Table 11-10) but was increased to 10 m for the MG60 and HG150 domains where sample count was low
(Table 11-10).
Figure 11-38Nearest RC-DD neighboring sample pairs at a 5-m distance for the low-grade domain
(LG10). QQ plot (left); distance histogram (right)
Table 11-10Nearest RC-DD neighboring sample pair statistics at a 5-m distance for the low-grade domain (LG10), and  10-m distance for the medium-grade (MG60) and high-grade domain (HG150).

Data	Filter	Count	Min. (g/t)	Max. (g/t)	Mean (g/t)	Variance	SD	CV (%)
comp_DD	Distance < 5 m - Domain = LG10 - Ag <= 330 g/t	380	1.8	311.7	33.8	2,416	49.2	145
comp_RC		387	4.0	320.6	33.3	1,371	37.0	111
comp_DD	Distance < 10 m - Domain = MG60 - Ag <= 1,600 g/t	70	45.2	1,456.8	207.2	65,564	256.1	124
comp_RC		71	4.7	457.8	115.5	5,689	75.4	65
comp_DD	Distance < 10 m - Domain = HG150 - Ag <= 4,200 g/t	38	133.1	3,041.4	867.3	649,965	806.2	93
comp_RC		39	110.6	3,893.8	826.9	741,442	861.1	104
SD – standard deviation; CV – coefficient of variation
High- and low-grade capping with modified distance buffers was investigated within the datasets to assess the effect of outliers and to ensure sufficient sample pairs were present for analysis. At all tested combinations, the QQ plots for the LG10 domain showed a similar pattern with RC>DD for low grades and
DD>RC at high grades (i.e. slope of the quantiles <1). The HG150 domain does not contain enough sample pairs to draw any conclusions.
The findings suggest that RC samples are higher than DD grades below ~50 g/t and lower than DD grades above ~100 g/t.
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These findings suggest that RC primary samples might not be acceptable with respect to the DQO of classifying high-confidence mineral resources. For the mineral resource estimate, various sensitivity tests were carried out (see section 14.8). The test results demonstrate that biases between RC and DD are effectively balanced out when estimated together, provided the proportion of DD samples used in the estimation is sufficient (see section 14.10). Therefore, the impact of poor primary sample quality is mitigated by the presence of sufficient diamond drilling.
RC Drilling: Sample Recovery
The QP (Honza Catchpole) also reviewed the correlation between recovery and grade for RC drilling but notes that this analysis is limited by the small dataset of available grade data and available matching estimated recovery (n=795). Based on the available data, there appears to be a very weak positive correlation between recovery and grade for values over 300 ppm Ag (Figure 11-39), not unlike that observed with the DD data.
Figure 11-39RC estimated recovery versus Ag grade
Average RC drilling recoveries per hole range from 40–60%, with 15–30% precision (see section 11.5.4.3). The high variance (i.e. poor precision) is in large part due to uncontrolled drill sampling and splitting of the sample in the RC rig cyclone and riffle splitter assembly, as seen in sample weight data and outlined in section
11.5.4.5. An estimated total sample recovery of 80–85% should be routinely achievable, especially given that the ground conditions are generally dry.
The QP (Honza Catchpole) considers such RC sample recovery, as observed from the representative sample set, is very low, and below industry standard.
The QPs (Abraham Whaanga and Honza Catchpole) note a moderate risk and consider that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral
Resource, but not for a Measured Mineral Resource. This decision is reflected in the classification scheme followed for classification of the Mineral Resource (see section 14.10).
The QPs (Abraham Whaanga and Honza Catchpole) recommend implementing the following measures to improve sample quality and sample recovery.
•Contract a specialist drill consultant for RC drilling to train contractor drilling teams to improve drilling and sample recovery, sample splitting, and avoid sample cross-contamination (e.g. by means of dust suppression and recovery, control of shroud tolerance, penetration rate, air pressure, use of hammer, etc.).
•Request the drill contractor to replace the on-board riffle split assembly to optimize sample split, minimize sample loss, and allow duplicates to be sampled simultaneously from the splitter using a three-way splitting assembly (e.g. Metzke splitter).
•Closely monitor QC of sample weights, penetration rate, recovery, during drilling activity for immediate corrective actions, if required.
•Align SOPs from the Production Geology and Exploration Geology teams.
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Percussion Drill Samples vs DD Samples
The accuracy and precision of percussion drilling samples (T28) were quantified by nearest neighbor (NN)
analysis with the more reliable DD samples in Isatis software, which implements a distance-buffered NN sample pairing module similar to the one implemented in Phinar’s X-10 software. The QPs (Olivier Bertoli and
Abraham Whaanga) conducted the analysis in the HG150 domain exclusively, on 2-m composites for a series of sample pairing distances and compared box-plots, variograms (omnidirectional and downhole) and swath plots for the paired distributions (Figure 11-40 and Figure 11-41). The analysis revealed the existence of a significant bias, illustrated in Table 11.11. The DD-T28 paired analysis suggests the existence of a significant bias and precision issue between percussion data and core samples which prevents the use of percussion data in the MRE. The QPs (Olivier Bertoli, Abraham Whaanga and Honza Catchpole) consider that samples produced from percussion drilling are not fit for the purpose of being used in an MRE, classified in the
Measured, Indicated and Inferred categories.
Figure 11-40Nearest DD-T28 box-plots at a 2.4-m distance for the high-grade domain (HG150); DD (left);
T28 (right).
Figure 11-41Nearest DD-T28 omnidirectional variograms at a 2.4-m distance for the high-grade domain
(HG150); DD (left); T28 (right).
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Table 11-11Comparison of T28 and DD nearest neighbor sample pairs.

2.4-m sample pairs in HG (Ag)		Globally in HG (Ag)n
Mean (T28)	437 ppm	Mean (Non-DD)	333 ppm
Mean (NN DD)	276 ppm	Mean (DD)	308 ppm
11.5.5.3GEOLOGICAL LOGGING
Based on a drill core reviews performed during the site visits and discussion with Aya’s site geologists, the QP
(Honza Catchpole) considers the geological logging data to be of good quality with respect to industry standard. The QP therefore considers the quality of the geological logging to be a low risk with respect to the
DQO of classifying MREs in the Measured and Indicated categories.
11.5.5.4DENSITY
In total, there are 8,729 dry BD results for Zgounder. Most of the holes drilled before 2022 lack density measurements and in total, dry BD data were collected for about 30% of all holes drilled in 2020–2025.
Considering all DD holes completed since 2020, the average dry BD sample spacing is about 30 m, which is below Aya’s target rate of one measurement every 20 m. A review of the density sample data in the 3D model reveals a reasonable coverage of the deposit except for the open pit, for which only limited BD data are available. A small number (23, 0.2%) of highly improbable results (i.e. >4.5 g/cm³ or <2 g/cm³) were noted in the database and flagged for validation by Aya. The QPs (Honza Catchpole and Abraham Whaanga)
recommend collecting dry BD data more consistently; for example, every 10 m (i.e. every second core box), particularly from drill holes in the open pit area.
Mineralization at Zgounder is characterized by low sulfide content, and the bulk densities of Ag mineralized sections are generally not distinguishable from those of unmineralized sections. A scatter plot in Figure 11.42 illustrates a nearly flat correlation of density vs Ag for the lithological group ‘Sediment’. This lithology group contains 90% of the contained Ag at Zgounder. Bulk density variation is introduced by the different key lithologies. Lithologies have been simplified by unifying 34 lithologies into five key lithology groups (Figure
11-42). Therefore, some spread in density values is observed (i.e. increased variance). Nevertheless, the most common lithological units, sediment and rhyolite, have similar mean values of 2.65–2.76 g/cm³. The QPs
(Honza Catchpole and Abraham Whaanga) therefore consider the density data to be a low risk with respect to the DQO of classifying MREs in the Measured and Indicated categories.
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Figure 11-42Scatter plot of density vs Ag within the lithological group Sediment (left); box-plot of densities (g/cm³) of key lithological groups (right)
11.5.5.5FIRST SPLIT
Diamond drilling
No core duplicates were collected by Aya. However, in the absence of core duplicate data, the QP (Honza
Catchpole) notes that results of repeat sampling of quarter core (a representative set 740 drill core samples from 39 DD holes for verification of the Ag values) can be used as proxy for core duplicates sampling, and provide an indication of the inherent variability of the mineralization (see section 12.4). The precision of the repeat verification sample dataset is 36.9% (Table 11-12), as determined by the root mean square (RMS) CV method (Abzalov, 2008; see section 12.4). As discussed in section 12.4, the Wilcoxon signed-rank test indicates a statistically significant bias is present for results <100 ppm Ag, but is not considered to represent a risk with respect to the DQO of the MRE (see sections 12.4 and 12.6). Considering the nuggety nature of this mineralization style and the DQO, the QP finds this level of precision for first-split repeat samples acceptable.
RC drilling
No first-split duplicate data were available from the RC drilling for review. Instead, the quartering
'duplicates' (see section 11.5.3.5 for details) were reviewed as a proxy for RC ‘first split’ duplicates. The sample pairs (n=510, >5 ppm Ag) demonstrate a precision of ~39% (Table 11-12), as determined by the
RMSCV method. The QP (Honza Catchpole) considers the precision to be poor. No statistically significant difference (at 95% confidence) is observed between the original and the quartering ‘duplicates’ (Figure 11-43);
The QP considers the dataset not fit for purpose; the dataset poses a moderate risk with respect to the DQO of the MRE.
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Figure 11-43Results of ‘first-split’ (quartering) duplicates for Ag from RC drill holes.Scatter plot (left); QQ plot (right)
Table 11-12Precision summary of first-split to third-split duplicates/repeats prepared and analyzed at
Afrilab

Split	Process	Hole Type / Analysis	N Pairs	LOQ (ppm)	Wilcoxon p- value	Wilcoxon Verdict (p95)	RMSCV (%)
First split – repeat*	Quarter core	DD	645	5	0	Reject H0, low risk
Second split	Riffle split (250– 300g) after crushing	DD	1359	5	0.39	Accept H0	5.1
Third split	Scooping from bag (0.5 g or 30 g) after pulverization	DD+RC by AR-AAS	9011	5	0.34	Accept H0	5.2
Third split	Scooping from bag (0.5 g or 30 g) after pulverization	DD+RC by FA	2089	5	0	Reject H0	2
*Quarter core repeat sampling of DD core for sample verification, see section 12.4.
RMSCV – root mean square CV
11.5.5.6AFRILAB: CRUSHING, BLANKS, SECOND SPLIT & PULVERIZATION
Coarse Crush Repeats
Second-split repeats (coarse crush repeats) from diamond cores (n=1,359, >5 ppm Ag) demonstrate a precision of ~5% (Table 11-13). This is expected for this mineralization style and this comminution stage. A ranked Wilcoxon signed-rank test demonstrates that at 95% confidence, there is no statistically significant bias between the original and the repeat (Figure 11-43). The QP (Honza Catchpole) considers the second splitting process at Afrilab to have been accurate and precise and considers that the second splitting process delivered results that are acceptable with respect to the DQO.
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Figure 11-44Results of second-split repeats for Ag from DD drill holes. Scatter plot (left); QQ plot (right)
Coarse Blanks
The annual blank failure rate above the threshold of 3.3 ppm Ag is low, ranging from 0.6 to 2.4% for the period up until 2025, and signaling good performance. The QP (Honza Catchpole) notes that based on these results, the cross-contamination is limited, and presents a low risk with respect to the DQO of classifying MREs in the
Measured and Indicated categories.
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Laboratory Internal Coarse Blank & Screen Size Testing (Crushing & Pulverizing)
All 8,990 internal laboratory coarse blanks returned results at or below the 1-ppm detection limit, indicating that failed measurements have either been removed from the dataset provided to the QP (Honza Catchpole), or all ‘fails’ had been replaced by repeat coarse blank values, after a full re-run of the crushing process for the entire sample batch. Similarly for screen size testing, the QP notes that out of a population of 7,421 samples, there are no ‘fails’ below the threshold of 85% passing 2 mm (crushing) or 85% passing 75 µm (pulverizing), indicating that failed measurements have either been removed from the dataset provided to the QP, or all
‘fails’ had been replaced by repeat screen tests after a full re-run of the crushing process for the entire sample batch.
The QP (Honza Catchpole) considers the results from the laboratory's internal blanks and screen size tests acceptable with respect to the DQO of classifying MREs in the Measured and Indicated categories.
Nevertheless, the QP cautions that complete, uncorrected datasets should be requested and provided by
Afrilab to better understand how frequently test failures do occur.
11.5.5.7ALS: CRUSHING, BLANKS, SECOND SPLIT & PULVERIZATION
Coarse Crush Repeats
Second-split (coarse crush) repeats from diamond cores (n=144, >5 ppm Ag) analyzed by ALS demonstrated a precision of 22.5% (Table 11-13). This variance is higher than expected for this mineralization style and this comminution stage. A Wilcoxon signed-rank test demonstrates that at 95% confidence, there is no statistically significant bias between the original and the repeat (Figure 11-44). The QP (Honza Catchpole) considers the precision and accuracy of the second splitting step for diamond core samples acceptable with respect to the
DQO of classifying high-confidence mineral resources. The QP recommends monitoring variance and investigating why it may be so high.
Table 11-13Precision summary of second-split repeats prepared and analyzed at ALS

Split	Process	Hole Type / Analysis	N Pairs	LOQ (ppm)	Wilcoxon p- value	Wilcoxon Verdict (p95)	RMSCV (%)
First split	Quartering/riffle splitting (2–4 kg) from RC reject	RC	15	10	NA (too few samples)
Second split	RSD (1 kg) after crushing	DD	144	5	0.75	Accept H0	22.5
Third split	Scooping from bowl (200–300 g) after pulverization	DD+RC	No repeat samples taken
Fourth split	Scooping from bag (0.4 g)	DD+RC by AR-AAS	743	10	0.01	Reject H0	16.7
Fourth split	Scooping from bag (30 g)	DD+RC by FA	135	10	0.27	Accept H0	2.8
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Figure 11-45Results of second-split repeats for Ag from DD drill holes at ALS. Scatter plot (left); QQ plot
(right)
Coarse Blanks
Since the start of the ALS on-site laboratory operation in January 2025, the blank failure rate above the threshold of 3.3 ppm Ag has been slightly elevated (6.3%, Figure 11-15). Periods with increased failures, during the first quarter of 2025, coincide with the onset of regular sample processing and high sample output.
The QP (Honza Catchpole) considers that the quality of the sample preparation step represents an acceptable industry standard, and considers there to be a low risk with respect to the DQO of classifying MREs in the
Measured and Indicated categories.
Laboratory Internal Coarse Blank & Screen Size Testing (Crushing & Pulverizing)
The results for most of 1,861 laboratory internal coarse blanks prepared and analyzed by ALS since January
2025 were below the threshold of 3.3 ppm Ag (0.3% failed). Following the review of ~3,400 screen size test results from both crushing and pulverizing step, only 0.25% and 0.54% fall below the required acceptance thresholds of 85% passing 2-mm and 75-µm size fractions, respectively (Figure 11-17). The QP (Honza
Catchpole) considers that the quality of the sample preparation step represents an acceptable industry standard, and considers there to be a low risk with respect to the DQO of classifying MREs in the Measured and Indicated categories.
11.5.5.8AFRILAB: THIRD SPLIT
Third-split repeat results for samples analyzed via AR-AAS and FA were reviewed separately. Third-split repeat samples analyzed by AR-AAS (n=9,890, >5 ppm Ag) demonstrate a precision of 6.2% (Table 11.13), which is slightly elevated, but within the range of expectations for this mineralization style, comminution stage, and analytical method. The QQ plot illustrates that most of the variance is observed in sample pairs with a mean grade less than 100 ppm Ag (Figure 11-45). The Wilcoxon signed-rank test indicates that at 95% confidence, there is no statistically significant bias between the original and the repeat, indicating that the third split delivered results that were accurate and precise.
The third-split repeats analyzed by FA (n=2,188, >5 ppm Ag) reveal a precision of 2.1% (Table 11-13), which is in range with expectations for this mineralization style, comminution stage, and analytical method. The non-
parametric Wilcoxon signed-rank test indicates that, at 95% confidence, there is a statistically significant bias between the original and the repeat. Inspection of the QQ plot does not reveal any obvious bias (Figure 11-46).
This is a common issue in statistical analysis: when sufficient samples are available, a statistically significant
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outcome can often be found. The lack of any visible bias in the QQ plot suggests that any bias, while statistically significant, is likely very small and a low risk with respect to Aya's DQO.
The QP (Honza Catchpole) notes that the precision of the AR method is ~2.5 times higher compared to the FA precision. This likely reflects a combination of analytical precision as well as the significantly smaller sample size of the AR method (i.e. 0.5 g for AR compared to 30 g for FA).
These results provide additional evidence that, while the AR method has poorer precision, the Afrilab process of scooping 0.5-g and 30-g samples from pulp bag of 250–300 g is fit for purpose (they are accurate and sufficiently precise), and sample segregation of native Ag due during handling of the pulp sample bag is likely not a material issue (see section 11.5.3.8 for further discussion). Nevertheless, the QP (Honza Catchpole) has further doubts on the data, given that other large datasets of laboratory internal data have been ‘cleaned’ of outliers or failing tests and excluded from the dataset (i.e. screen size tests, coarse blanks, high-grade CRMs).
The QP (Honza Catchpole) recommends running additional tests by:
•submitting a representative set of blind pulp repeats to test reproducibility and the effect of segregation in the sample bag and by analyzing the samples to extinction; and
•submitting a representative set of samples for analysis by metallic screening to test for the presence of any Ag nuggets.
The outcome of these tests will determine whether using 0.5-g aliquots for AR is suitable.
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Figure 11-46Results of Afrilab third-split repeats via AR-AAS for samples from DD and RC drill holes.
Scatter plot (left); QQ plot (right).
Figure 11-47Results of Afrilab third-split repeats via FA for samples from DD and RC drill holes. Scatter plot (left); QQ plot (right).
11.5.5.9ALS: FOURTH SPLIT
The fourth-split duplicate samples analyzed by MP-AES (n=734, >10 ppm Ag) demonstrate a precision of
16.7% (Table 11.13), which the QP (Honza Catchpole) considers high for this mineralization style and comminution stage. The non-parametric Wilcoxon signed-rank test indicates that, at 95% confidence, there is a statistically significant bias between the original and the repeat. Inspection of the QQ plot does not reveal any obvious bias, suggesting that any bias, while statistically significant, is likely very small and of low impact
(Figure 11-47).
The fourth-split duplicates analyzed by FA (n=135, >10 ppm Ag) reveal a precision of 2.8% (Table 11-14), which is consistent with expectations for this mineralization style, comminution stage, and analytical method.
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The non-parametric Wilcoxon signed-rank test indicates that, at 95% confidence, there is no statistically significant bias between the original and the repeat.
The precision of the results from 3ACD with MP-AES finish is notably higher (~8 times) compared to the FA precision. The small sample weight of 0.4 g for 3ACD may contribute to the larger difference between MP-AES precision and FA precision. A larger MP-AES sample size may result in significantly improved precision.
These results provide additional evidence that, while the MP-AES method has lower precision, the ALS process of scooping 0.4-g and 30-g samples from pulp bag of 200–300 g is fit for purpose (they are accurate and sufficiently precise).
The QP (Honza Catchpole) considers that the quality of the sample preparation step represents average industry standard, and there is a low risk with respect to the DQO of classifying MREs in the Measured and
Indicated categories.
Similar as recommended for Afrilab third-split results in section 11.5.5.8, the QP (Honza Catchpole)
recommends running additional tests by:
•submitting a representative set of blind pulp repeats to test reproducibility and the effect of segregation in the sample bag and by analyzing the samples to extinction; and
•submitting a representative set of samples for analysis by metallic screening to test for the presence of any Ag nuggets.
The outcome of these tests will determine whether using 0.4-g aliquots for MP-AES is suitable.
Figure 11-48Results of ALS fourth-split repeats via MP-AES for samples from DD and RC drill holes.
Scatter plot (left); QQ plot (right)
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Figure
11-49Results of ALS fourth-split repeats via FA for samples from DD and RC drill holes. Scatter plot (left);
QQ plot (right)
11.5.5.10AFRILAB: ANALYTICAL PROCESS
Client CRM Results
The quality of the FA and analytical process can be determined from the performance of the CRMs and the results of umpire testing for those periods where the laboratory systems were in control (section 11.5.4.10).
The QP (Honza Catchpole) reviewed accuracy and precision for periods in which the laboratory was providing consistent data, and separately for the periods in which CRM results signaled special-cause variation.
As outlined in section 11.5.4.10, the QP (Honza Catchpole) suspects that client-inserted higher-grade CRMs above 230 ppm Ag were analyzed by AR-AAS instead of FA, given that sample weights were often too low for
FA. The QP therefore used the certified values for AR digestion and AAS finish as reference (or 4AD, if AR was not available). For periods in which the analytical process was in control, all 12 client-inserted CRMs analyzed by AR-AAS passed the precision tests, demonstrating analytical variance similar or lower than the certificate variance. Four out of twelve client-inserted CRMs failed the accuracy tests, demonstrating statistically significant biases, with a median bias across all CRMs of -0.30% (Table 11-14). The exact bias exceeds ±2%
for lower-grade OREAS 137, OREAS 621 and OREAS 139. Although statistically significant, the biases observed affect 1/3 of CRMs and are not considered material with respect to the DQO. Based on the client-
inserted CRMs, the QP therefore considers the analytical results sufficiently precise and sufficiently accurate for AR-AAS data, considering the DQO. Overall, in absence of FA client CRM data, the QP notes a moderate risk with respect to the DQO of classifying high-confidence mineral resources.
Table 11-14Summary of accuracy and precision for client-inserted CRMs since 2020* for periods where the analytical process was in control.

Method	Days	N Fail / N Pass (Accuracy)	N Fail / N Pass (Precision)	Median Bias (%)	N CRM Results	Verdict (Accuracy)	Verdict (Precision)
AR-AAS	1,569	8 / 4	0 / 12	-0.3	6,354	PASS	PASS
* six CRMs that were originally designated FA have been re-assigned as AR/4ACD-AAS, following discussion in section 11.5.3.10
Internal Laboratory CRM Results
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For the Internal Laboratory CRMs, five periods of special cause variation were examined separately (Table
11-15, Figure 11-27). Most CRMs (AR-AAS) passed the precision test for all five periods, as determined by the
F-test at 95% confidence. For three of the five periods, the majority of CRMs failed the accuracy tests with median biases of 1.8–2.4%. Notably, results of OREAS 602b indicate a statistically significant bias of +9.3% in the period 05/02/2022 to 09/04/2022, whereas other laboratory CRMs demonstrate statistically significant biases of <2% during the same period, possibly indicating an issue specifically with OREAS 602b (Figure
11-49). The internal CRM results suggest that analytical results from AR-AAS were precise but not always accurate. There seems to be a relatively consistent high bias of up to 3% at Afrilab. This bias occurs across all periods for CRMs up to 500 ppm Ag. Some individual CRM results demonstrate biases of up to 9%. In the QP’s
(Honza Catchpole) opinion, given its consistency, the high bias must be addressed with Afrilab.
Figure 11-50Afrilab internal CRMs with statistically significant bias for five periods of special cause variation
Given the uncertainty of analytical method experienced from the client-inserted high-grade CRMs and likely missing FA analyses from Afrilab laboratory internal CRMs, the QP (Honza Catchpole) has less confidence in the FA data presented here. The QP remarks that other laboratory control sample data provided to the QP appear to be incomplete or replaced with repeat measurements (e.g. blanks, screen size tests). Therefore, the
QP sees an increased risk that laboratory internal CRM data are also not complete. Overall, the QP considers a moderate risk with respect to the DQO of classifying high-confidence mineral resources.
The QP (Honza Catchpole) notes gaps in the current reporting practices and recommends reviewing QC results on a periodic basis (at least monthly) and creating meaningful dialogue with the laboratory with respect to an agreed set of principles and methods to assess laboratory process consistency and reporting.
The QP (Honza Catchpole) recommends that Aya:
•raise the issue of a relatively consistent high bias of 1–3% for CRMs up to 500 ppm Ag;
•requests Afrilab to report all Ag results (AR and FA) on the certificates, in their respective columns;
•requests Afrilab to report all AR and FA repeat samples with laboratory reference ID (separate rows for all repeats);
•submits sufficient CRM material for analysis by 30-g FA, for CRMs >230 ppm Ag;
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•sets reporting rules for insufficient sample material, so that these can be addressed in a timely manner;
•closely monitors results to ensure client-inserted CRM material has been analyzed by the FA method;
•requests Afrilab to report all other laboratory internal control samples on the certificates, also the ones that failed;
•monitors Afrilab certificates for errors, and validates the data upon entry into the database;
•uses CRMs that have a similar matrix as mineralized samples (e.g. do not use CRMs from sulfide concentrates for low-sulfide mineralization);
•continues use of the same low-, mid- and high-grade Ag CRMs over the same periods, preferentially over longer periods;
•uses CRMs that are certified for the analytical method being controlled (i.e. CRMs <230 ppm Ag should be certified by AR and CRMs >230 ppm should be certified by FA);
•insists on consistency of use of 30-g and 50-g sample FA charges at Afrilab; and
•implements an Ag overlimit method rule for very high-grade Ag samples (>9,999 ppm Ag).
Table 11-15Summary of client-inserted CRMs for the period since 2020, separating periods in which the analytical process was not in control.

Method	Period	Days	N Fail/ N Pass (Accuracy	N Fail/ N Pass (Precision	Median Bias (%)	N CRM Results	Verdict (Accuracy)	Verdict (Precision)
AR-AAS	05-10-20 to 16-06-21	255	1 / 0	0 / 1	2	209	FAIL	PASS
	05-02-22 to 09-04-22	64	2 / 1	0 / 3	2	479	FAIL	PASS
	10-04-22 to 14-10-23	548	1 / 3	0 / 4	1.1	3,413	PASS	PASS
	15-10-23 to 29-12-24	442	2 / 2	0 / 4	2.4	2,121	FAIL	PASS
	01-01-25 to 31-07-25	212	1 / 1	2 / 0	-1	934	FAIL	FAIL
FA	05-10-20 to 16-06-21	255	2 / 0	0 / 2	1.1	504	FAIL	PASS
	05-02-22 to 09-04-22	64	1 / 1	0 / 2	0.4	108	FAIL	PASS
	10-04-22 to 14-10-23	548	1 / 1	0 / 2	1.4	623	FAIL	PASS
	15-10-23 to 29-12-24	442	2 / 0	0 / 2	1.3	766	FAIL	PASS
	01-01-25 to 31-07-25	212	0 / 2	0 / 2	0.04	1,237	PASS	PASS
Umpire Results
Three batches totaling 495 samples (from DD holes completed during 2022) were submitted to ALS for umpire analysis between November 2022 and June 2023. Sample registration, weighing and pulverizing was mainly carried out at ALS Seville (Spain) and 30-g FA with gravimetric finish (code: Ag-GRA21) was completed at ALS Loughrea (Ireland).
•ALS analyzed all samples by FA, including the samples originally analyzed by Afrilab (AR-AAS for samples <200 ppm Ag). Consequently, the umpire testing did not follow the same analytical method, which introduced unnecessary variance, putting limitations on the conclusions that can be drawn from the umpire analyses.
~~•~~The value of the umpire analyses is limited by the lack of CRM materials submitted to the umpire facility as it is difficult to establish which laboratory is responsible for a potential bias.
The QP (Honza Catchpole) reviewed the results of Aya’s umpire analyses through quantile plots and determined accuracy of the primary laboratory using the non-parametric Wilcoxon signed-rank test for bias.
•For umpire samples analyzed by AR-AAS at the primary laboratory (n=234, >15 ppm and <300 ppm Ag), the test demonstrated a statistically significant bias (at 95% confidence), with umpire > original. After
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excluding three samples (suspected sample swaps), the QQ plot suggests umpire grades (ALS) were on average 10% higher than original results across grade range 15–200 ppm Ag (Figure 11-50). This is inconsistent with the results from Afrilab CRMs which suggest that results have a relatively consistent high bias of 1–3%. Given the different analytical methods used, the QP considers the umpire results inconclusive.
•Samples analyzed by FA at both laboratories (n=180, >200 ppm and <9,999 ppm Ag) include two suspected sample swaps, which were excluded from the analysis. The Wilcoxon signed rank test suggests that there is no statistically significant bias between the original and umpire laboratories at
95% confidence (Figure 11-51).
The QP (Honza Catchpole) notes that the umpire results for the <200 ppm Ag are inconclusive, due to the use of two different analytical methods, but the >200-ppm FA results confirm the Afrilab results, indicating that the analytical data > 200 ppm Ag are fit for the purpose of classifying high-confidence mineral resources.
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Figure 11-51Results of Afrilab (original) - ALS (umpire) analyzed by AR-AAS at Afrilab and FA at ALS.
Scatter plot (left); QQ Plot (right). Three suspected sample swaps are excluded.

Figure 11-52Results of Afrilab (original) - ALS (umpire) analyzed by FA at both laboratories. Scatter plot
(left); QQ plot (right). Two suspected sample swaps excluded.
11.5.5.11ALS: ANALYTICAL PROCESS
The quality of the FA analytical process can be determined from the performance of the CRMs and the results of umpire testing for those periods where the laboratory systems were in control (section 11.5.4.11). CRM did not signal special-cause variation at ALS and the QP (Honza Catchpole) reviewed accuracy and precision of all
CRM results as a whole (client-inserted and internal).
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Client CRM Results
As outlined in section 11.5.4.11, many CRMs are reportedly analyzed by MP-AES for Ag, including several high-
grade CRMs which should have been analyzed by FA. In absence of certified mean and standard deviation values for MP-AES, certified values for 4ACD digestion and AAS finish were used for reference.
All three client-inserted CRMs analyzed by MP-AES passed the precision tests, demonstrating analytical variance similar or lower than the certificate variance. One out of three CRMs (OREAS 354, ~98 ppm Ag) failed the accuracy tests, demonstrating a statistically significant bias of -4.2%. The median bias of all CRM results is -0.65% (Table 11-16). The QP (Honza Catchpole) therefore considers the MP-AES analytical results from
ALS acceptable with respect to the DQO of classifying high-confidence mineral resources. Given the lack of FA data from client-inserted CRMs, the QP stipulates that the paucity of data to support the precision and accuracy of the FA method at ALS presents a low- to moderate risk with respect to the DQO of classifying high-confidence mineral resources.
Internal Laboratory CRM Results
All five laboratory internal CRMs analyzed by MP-AES passed the precision tests, demonstrating analytical variance was similar or lower than the certificate variance. One of four CRMs (OREAS 315, ~72 ppm Ag) failed the accuracy tests, demonstrating a statistically significant bias of -2.5%. The median bias of all CRM results is -0.4% (Table 11-17).
One of the two laboratory CRMs analyzed by FA was characterized by higher variance than the certified value.
Both internal CRMs analyzed by FA pass the accuracy test.
The QP (Honza Catchpole) considers the analytical results from internal and client-inserted CRMs from ALS sufficiently precise and accurate and considers the data delivered by ALS fit for purpose with respect to the
DQO of classifying high-confidence mineral resources. The QP recommends that ALS and Aya monitor the performance of the high-grade CRMs by FA more closely in the following months while the analytical facility is getting established. Given the lack of FA data from client-inserted CRMs and the lack of umpire data, the QP stipulates that the paucity of data to support the precision and accuracy of the FA method at ALS presents a low- to moderate risk with respect to the DQO of classifying high-confidence mineral resources.
Table 11-16Summary of accuracy and precision for client-inserted CRMs since January 2025.

Method	Days	N Fail / N Pass (Accuracy)	N Fail / N Pass (Precision)	Median Bias (%)	N CRM Results	Verdict (Accuracy)	Verdict (Precision)
MP-AES	171	1 / 2	0 / 3	-0.65	630	PASS	PASS
Table 11-17Summary of accuracy and precision for laboratory internal CRMs since March 2025.

Method	Days	N Fail / N Pass (Accuracy)	N Fail / N Pass (Precision)	Median Bias (%)	N CRM Results	Verdict (Accuracy)	Verdict (Precision)
MP-AES	162	1 / 4	0 / 5	-0.4	2,096	PASS	PASS
FA	153	0 / 2	1 / 1	-1.0	236	PASS	PASS
Umpire Results
To date, none of the samples assayed by ALS have been sent for umpire analysis. Given that the ALS site laboratory at Zgounder has only been operational for 10 months, it is especially important that umpire analyses be carried out. The QP (Honza Catchpole) recommends submitting batches of umpire samples with client inserted CRM control samples regularly (e.g. quarterly) to independent and accredited laboratories.
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12.0DATA VERIFICATION
Data verification is the process of checking and verifying hardcopy logs and digital records for accuracy, ensuring the data on which MREs are based can be linked from digital databases or records to log sheets and drilling or sampling intervals. Verification is an additional process to determine that QA and QC processes have been effectively applied, and that these were working to assure and control the quality of the data. It is carried out after samples have been collected, assays have been returned, and data have been stored in the database. Where relevant, data verification may also include check sampling carried out by, or under supervision of, the QP, especially if SOPs are not available or difficult to review, and QC data are limited to demonstrate processes were in control.
12.1DRILL HOLE DATABASE
The QP (Honza Catchpole) reviewed the provided drill hole database exports provided by Aya (Table 2-1) and verified the internal consistency of the database. The QP also reviewed laboratory certificates and compared the certificates with drill hole database exports.
12.1.1VERIFYING THE DATABASE BY OBSERVATIONS DURING SITE VISITS
The drill hole data were compiled digitally using Toughbooks and laptop computers loaded with GeoticLog data management software. Data were transferred to an SQL server kept at the Zgounder mine site and managed by a database manager in Marrakech via remote access. Prior to upload to the database, Aya’s on-
site database administrator performed a set of validations to identify obvious transcription errors and missed intervals. While it is common practice at exploration sites that not all informing data are directly inputted into the data management software (e.g. being logged into Excel or handwritten sheets first), there is risk that some datasets are ultimately not transferred into the final database. A review of the geotechnical data revealed that only 27% of all recovery and core loss data have been captured in the GeoticLog software.
During the core shed visit, the QP verified that geotechnical logs, including recovery and core loss, were performed by geotechnical staff as standard procedure; however, most of the 2024 diamond drilling recovery and core loss data were missing from the drill hole database. Aya has since imported large sections of the missing geotechnical data (see section 11.5.3.3).
12.1.2DATABASE INTEGRITY
The QP (Honza Catchpole) verified the Aya database exports by independently importing Afrilab assay certificates into a separate database and comparing the data. Most of the records in the drill hole database matched. However, the QP identified some issues that require attention (Table 12-1).
Mismatching sample IDs:
•Upon comparison of DD and RC assay data from Aya’s database export (ZGD_ASSAY.csv) and re-
imported laboratory certificates (2020-2024), several sample pairs with mismatching sample IDs were identified. More specifically, sample IDs from database and laboratory certificates were not identical for a total of 4,330 (3.2%) of the total 134,415 validated samples (Table 12-2).
Mismatching sample values:
•Aya’s drill hole database contains assays for 188,284 samples from DD and RC drill holes for the years
2020 to 2024 including QC samples. Of these, 134,415 samples (69%) were verified by the QP (Honza
Catchpole) against laboratory certificates (n=5,561). The comparison of Ag grades from the database, and indicated on certificates is illustrated in Figure 12.1. In total, 132,728 (99.1%) of the assay pairs were identical. Excluding rounding differences, the QP (Honza Catchpole) reviewed 38 non-matching sample pairs with an absolute difference >50 ppm Ag and found that differences were caused by errors in the database. These errors should be remedied, but, overall, the QP considers these inconsistencies to be minor and of limited risk to meeting the DQO.
Unclear allocation of analytical method:
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•One major finding is related to the incorrect or unclear allocation of Ag analyses completed by AR-AAS and those completed by FA. As per the Afrilab SOP and verbal assurances by Afrilab representatives, all samples returning >200 ppm Ag by AR digestion are also analyzed by FA. However, a total of 3,068 samples with Ag concentrations >200 ppm were reported by Afrilab in the column reserved for AR-AAS analysis (Afrilab code PRE.MO/ANA/006; since 10 April 2024 PRE.MO/ANA/002) instead of the FA column (Afrilab code PRE.MO/ANA-Ag-FA/006; since 10 April 2024 PRE.MO/ANA/035). This represents about 55% of all assays >200 ppm Ag re-imported from laboratory certificates. Aya transferred all sample results to its database, as provided by Afrilab, without correct allocation. The review of Ag grades by method over time reveals that the assumingly incorrect allocation of samples analyzed by FA occurred mostly between 2020 and February 2022. Although Afrilab has improved its reporting consistency since 2022, there are still many values reported in the wrong columns. The QP notes that these practices by both Afrilab and Aya produced uncertainty in the quality of the results and represent an low-medium risk for the MRE.
Missing samples in database:
•A total of 2,818 assays reported on Afrilab certificates were not found in Aya’s database, and it is unclear whether these were intentionally excluded, or excluded by mistake (e.g. sample ID errors).
Table 12-1Overview of Aya Ag values database exports verified against Afrilab assay certificates.

Data compared to assay certificates	DD	RC	DD & RC
Aya Database	172,748	41,734	214,482
Aya Database 2020–Oct 2024*	136,774	32,280	169,054
Afrilab Certificates	112,195	24,555	136,750
Match in Sample ID	109,490	24,442	133,932
No match in Sample ID	2,705	113	2,818
Ag-grade identical	108,870	23,858	132,728
Difference <1 ppm Ag	428	550	978
Difference >1 ppm Ag	166	22	188
Difference >50 ppm Ag	26	12	38
* October 2020 to October 2024 corresponds to period for which Afrilab assay certificates were provided and reviewed.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 145
Table 12-2Examples of mismatching sample IDs in Aya database and Afrilab assay certificates
(n=4,330).

Certificate File Name	Sample ID from Database	Sample ID from Certificate
1073 ZMSM ZG154150174.xlsx	ZG154165-	ZG154164
2081 ZMSM 2221120144.xlsx	DZG2221122	DZG 2221122
4925 ZMSM 2021 360 384.xlsx	ZG-RC-2021371	2021371
1226 ZMSM 100 1000 -100 1028.xlsx	101016	1001016
1309 ZMSM 20 001- 20 025.xlsx	A020010	20010
1439 668-697 ZMSM.xlsx	2019676	676
1877 2021 B 284 339 ZMSM.xlsx	ZG-RC-2021322	322
4654 ZMSM 138 201 225.xlsx	Bis(ZG138225)	Bis(138225)
Figure 12-1Relative difference plot of Ag pairs from database against laboratory certificates. Pairs that are not on the zero line have Ag values that do not match the certificates and Aya database entries.
These errors may not affect the MRE directly, but they can lead to data conflicts, which are time-consuming to investigate and can lead to misclassification and misinterpretation. They also demonstrate a lack of internal scrutiny and may reflect that the potential of the captured data is not being fully exploited for quality analysis and the MRE. The QP (Honza Catchpole) has provided Aya with a table of mismatched and missing certificates and any mismatching assay data (Zgounder_Data Issues_2025-03-13.xlsx).
The QP recommends Aya review the historical and recent portions of the database for mismatches or errors, and also aims to complete data for missing fields from relevant data columns such as start/finish date of drilling, drilling company, lithology, density, and analysis date, laboratory, and certificate name. In addition, Aya should request Afrilab to always report silver values determined by AR digestion and by FA in both respective columns in the assay certificates.
12.2GEOLOGICAL LOGGING & SAMPLES
During the site visit, the QP (Honza Catchpole) reviewed geological logs and compared the logging with select drill core at the Zgounder core shed. The QP checked the drill hole database against the retained core and did not identify any discrepancies between the database entries and the core in the core trays and laboratory sample tags / bar codes in the core boxes.
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12.3DENSITY
During the site visit, the QP (Honza Catchpole) reviewed the density station that was operating with a recently updated SOP. For verification purposes, the QP requested Aya carry out repeat density determinations to verify the density values in the database. A total of 101 half-core samples were measured from select 2023–
2024 DD holes. Aya staff prepared and weighed the samples following the existing SOP, and the results were provided to the QP via email. Due to miscommunication, repeat samples were not taken from the exact intervals of the already existing density samples, and the QP notes that the ability to verify the original measurements was limited. A comparison of the mean densities calculated from repeat determinations and overall densities for the lithological group revealed that repeat densities are similar but consistently lower
(1.5–3%) for all lithologies (Table 12-3).
Table 12-3Comparison of mean densities from repeat samples and overall mean averages for different lithology groups.

Lithology	N Repeats	Mean Density Repeats (g/cm³)	Overall Mean Density (g/cm³)	Density Difference
Sediment	70	2.73	2.78	-1.8%
Felsic Intrusion	10	2.62	2.66	-1.5%
Mafic Dyke	10	2.86	2.91	-1.7%
Rhyolite	10	2.61	2.69	-3.0%
12.4REPEAT SAMPLING
At the request of the QP (Honza Catchpole), Aya resampled select intervals from historical and recent drill core to verify silver laboratory analytical results. Due to the absence of Aya-inserted control samples for historical data (introduced 2022), and uncertainty regarding whether client-inserted CRM data had all been analyzed by Ag FA compared to AR digestion (see discussion in section 11.5.4.10), 740 diamond drill core samples from 31 DD holes were selected from a list of available and accessible drill hole intervals from 2017–
2024, which cover a representative spread of silver values from the mineralized zones, including samples with low-, intermediate- to high-grade silver concentrations. Quarter-core repeat samples were taken and processed, in line with Aya and Afrilab SOPs. In the absence of the QP undertaking inspection during the sampling process, all sampling was documented by photographs of the core boxes and sampled intervals prior and after sampling, with old and new sampling labels visible, as well as photographs of the tagged sample bags. As per the SOP, samples were processed by AR-AAS and all samples with results >200 ppm Ag were re-analyzed by 30-g FA with gravimetric finish. The QP requested re-analysis of pulps from representative
RC holes, but neither the pulp samples nor rejects were available for re-analysis within the timeframe available for this report. The QP reviewed the control sample data that were included in the repeat sample batches and confirms that sample preparation and the analytical processes were in control and fit for the purpose of verifying the original sample dataset. The QPs (Abraham Whaanga and Honza Catchpole) consider that this verification process is suitable for validating the quality of silver data underpinning the MRE.
Repeat samples are characterized by RMS precision values of 47.6% (Table 12-4). A major contributor to this high variance is the large population of outliers (Figure 12-2). The QP (Honza Catchpole) performed a more detailed review of the outliers, resulting in the discovery of a systematic sample shift mismatch for all sample pairs of two drill holes (ZG-21-15 and ZG-21-21), representing 6.5% of drill holes and 10% of samples in the repeat dataset (Figure 12-3). Verification sampling was strongly controlled and well documented and the QP therefore assumes that the artifact was introduced at the original half-core sampling stage, during the processing of the sampling sheets, or handling of the database. After rejection of 73 samples from the two affected drill holes, the RMS precision improves significantly to 36.9% (Figure 12-4 and Table 12-4). The QP considers this to be above average for first-split core duplicate samples for this mineralization style, but still acceptable.
The QP also notes that precision for the FA data alone (22.9%) is approximately half that of the AR-AAS data
(40.8%). This could indicate that the AR-AAS method is less reliable and that its suitability should be reviewed.
As noted in the pulp repeat data outlined in section 11.5.4.7, the higher variance of the AR method could be due to the small analytical aliquot size of the AR method (i.e. 0.5 g for AR compared to 30 g for FA).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 147
The Wilcoxon signed-rank test indicates no statistically significant bias for the FA data (Table 12-4) and a statistically significant bias for the AR-AAS data (at 95% confidence). There is a positive average bias of ~25%
towards the repeat samples for Ag concentrations <100 ppm for AR-AAS data. This is possibly the result of comparing AR-AAS with FA data. The QP notes that this points to the fact that concentrations for this range are possibly underreported in the original database and for most of the data used for the MRE. Bias cannot be correlated to specific drill holes nor to a specific time range of sampling.
Results of the verification sampling and analysis suggest that the quality of the analytical data is acceptable and increases the confidence in the quality of the historical assay data. In the QP’s opinion, the overall positive bias for samples <100 ppm does have a negative effect on the MRE. Given that two drill holes (6.5% of all holes) failed the verification test, the QP considers that there is a reasonable chance for more drill holes in the database to have reliability issues. Drill holes ZG-21-15 and ZG-21-21 were checked spatially and the sample shift has a minimal effect on the MRE. The results of these holes were therefore not excluded from the MRE.
However, the QP notes that this sample shift should be corrected prior to undertaking any infill drilling in these areas. The QP recommends conducting additional repeat sampling to confirm these results, and including RC drill holes in the verification programs.
Table 12-4Precision summary for repeat verification sampling.

Analyte / Method	N Pairs	LOQ	Unit	Wilcoxon p- value	Wilcoxon Verdict (p95)	RMSCV (%)
Ag (AR-AAS + FA, incl. artifacts)	718	5	ppm	0.001	Reject H0	47.6
Ag (AR-AAS + FA)	645	5	ppm	0	Reject H0	36.9
Ag (AR-AAS only)	463	5	ppm	0	Reject H0	40.8
Ag (FA only)	182	5	ppm	0.867	Accept H0	22.9
RMSCV – root mean square coefficient of variation
Figure 12-2Results of repeat verification sampling against original sample results for DD holes. Scatter plot (left); QQ plot (right).
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Figure 12‑3Systematic sample shifts of intervals between original and repeat samples for drill holes
ZG-21-15 and ZG-21-21.
Figure 12-4Results of repeat verification sampling against original sample results for DD holes, excluding 73 samples from drill holes ZG-21-15 and ZG-21-21.
12.5COLLAR LOCATIONS
During the site visit in December 2024, the QP (Honza Catchpole) checked the location data of five recent RC holes and older DD collars in the open pit area using a handheld GPS and compared them to the collar information in the database. The measured location data are within several meters of the locations recorded
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 149
in the database. The QP did not verify the azimuth and dip of the surface collars. During the underground site visits, the QP observed underground wall stations used to survey underground collars, as well as linear markings on the floors and walls defining the azimuth and dip of the drill holes.
12.6SUMMARY
Checks completed by the QP (Honza Catchpole), or under the direct supervision of the QP, only uncovered minor inconsistencies with respect to the drilling, logging and sampling processes. Density verification was not possible. The QP notes that the most important verification process was the repeat sampling of a large selection of historical and recent DD drill core.
Notable results are:
•The QP considers the variance between original and repeat sample pairs to be on the high side, but acceptable and in range of the typical variance of core duplicate samples for this mineralization style.
The QP also notes that precision for the FA data alone (22.9%) is approximately half that of the AR-AAS data (40.8%). This could indicate that the AR-AAS method is less reliable, and that the suitability of this method should be reviewed. The higher variance of the AR method could be due to the significantly smaller analytical aliquot size (i.e. 0.5 g for AR-AAS compared to 30 g for FA).
•There is a positive average bias of ~25% towards the repeat samples for silver concentrations <100 ppm. The QP notes that it is possible the concentrations for this range are underreported. The QP notes that this does not have a direct negative effect on the MRE at hand, other than the risk of underreporting in areas with a high percentage of RC samples. The QP further supports the decision to downgrade estimated volumes within the MRE that contain more than 80% RC samples from Measured to
Indicated. Further investigation is recommended.
•Two drill holes (6.5% of all holes, 10% of all samples) failed the verification test due to data processing–
related sample shifts of the original laboratory results. The QP considers there is a reasonable chance that the database contains other similar issues and recommends further investigation.
•In the QP’s opinion, Aya’s current data management process poses a low to moderate risk to the MRE.
Aya has not assessed the drill hole database for consistency with original data sheets. This risk is compounded by inadequate QC processes (e.g. the absence of first-split duplicate samples) and inadequate screening of Afrilab laboratory assay data entries by Aya. The QP recommends that Aya review and update its QC procedures and check the historical and recent data in the database for errors, like those described above, and add any missing data (e.g. start/finish date of drilling, drilling company, lithology, density, and analysis date, laboratory, and certificate name). Issues identified by the QP
(Honza Catchpole) have been communicated to Aya for review.
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13.0MINERAL PROCESSING AND METALLURGICAL TESTING
13.1INTRODUCTION
This Section includes summaries of past and recent test work that were used to develop the process flowsheet and plant design for treating the ore based on the mineral resource estimation process from reports and technical notes listed in Section 27 of the Technical Report. These test work programs will be referenced throughout this Section of the Report.
The interpretation and analysis of the test work results were carried out by DRA in 2021. This analysis was then used to determine the process design basis and flowsheet of the new Plant # 1 for the Feasibility Study.
Since the completion of the Feasibility Study, modifications were made to the process flowsheet, and the flotation circuit was removed in favor of a cyanidation plant with a gravity circuit.
The information presented in this section is, for the most part, largely drawn and/or summarized from the
Report entitled “An Investigation into the Metallurgical Response of Samples from the Zgounder Deposit”,
SGS, Project # 16525.05 – Final Report by SGS Canada Inc., issued March 11, 2022. The amended NI43-101 technical report “NI 43-101 Technical Report - Feasibility Study  Zgounder Expansion Project, Kingdom of
Morocco”, dated March 31, 2022 and amended as of June 16, 2022, was also heavily drawn from and used as the basis for Section 13.
Some of the values have been calculated or recalculated by the author.
13.1.1Processing Facilities
The overall Project consists of three (3) processing facilities that collectively feed the silver extraction circuit of the New Plant #1. Their functions are described below:
A new Processing Plant – Plant #1:
Plant #1 integrates a 2,000 t/d design comminution circuit and a 2,500 t/d design silver extraction circuit. The extraction plant, consisting of cyanide leaching, counter-current decantation (CCD), Merrill-Crowe precipitation, and final refining, produces silver doré bars. Plant #1 receives the combined slurries of ground ore from Plants #1, #2, and #3. The centralized extraction flowsheet enables integrated silver recovery and refining for all mineralized material processed on site.
An existing Flotation Plant – Plant #2:
Plant #2 is equipped with a 500 t/d design capacity of crushing and grinding circuit, flotation and silver concentrate production. Currently the resulting slurry of ground ore is pumped to the pre-leach thickener of
Plant #1, where it is combined with the slurry produced by the Plant #1 grinding circuit. The combined slurry is thickened prior to entering the silver extraction process. The flotation section is not currently operated; the flotation circuits remain in care and maintenance and can be reactivated if needed.
An existing Cyanidation Plant – Plant #3:
Plant #3 operates an independent comminution circuit consisting of crushing and grinding with a nominal rate of 180 t/d. The slurry of ground ore is thickened and pumped directly to the leaching circuit of Plant #1, where silver extraction is performed.
13.2PREVIOUS TESTWORK (PRIOR TO 2021)
Significant amounts of testwork were completed prior to 2021. Details of the historical testwork (1979-2019)
can be found in the published Technical Report - Feasibility Study on the Zgounder Expansion Project issued on June 16, 2022.  Since the results have not been used in the development of the process design criteria, they will not be further discussed in this report.
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13.32021 METALLURGICAL TESTWORK
13.3.1Sample Selection
DRA selected samples from the Central, Southwest, Northwest, and East Zones for testwork. Mining in the
East Zone was expected to be delayed for more than three (3) years; therefore, this zone was excluded from the main composite sample. However, the East Zone was included in the variability samples.
Figure 13-1 shows a plan view of the location of the sample points (white circles with a green rim) based on the provided coordinates.
Figure 13-1Preliminary Mining Zone Map
The main composite was based on mining zone ratios, while respecting first the silver feed grade and second the mineralogy.
Aya collected the samples for the metallurgical testwork. The samples were split into nine (9) lots, namely
Lots #1 to #5 and Lots A to D. The numbered lots are from the Northwest, Southwest and Central Zones, whereas the lettered lots are from the East Zone. To produce the main composite, the samples from each lot were split proportionately to represent the first three-years of mining activities. The variability samples were selected to represent distinct zones and lithologies.
Samples were prepared for metallurgical testwork in support of this Feasibility Study (“FS”) which evaluates the addition of a third treatment plant to the existing facilities. The 2021 metallurgical testing was performed at an independent laboratory, namely SGS Canada Inc. at Lakefield, Ontario, Canada. The following metallurgical testing was recommended and accepted by Aya:
•Chemical characterization;
•Comminution testing;
•Gravity concentration tests;
•Flotation tests;
•Bottle roll cyanidation;
•Merrill-Crowe cementation tests;
•Hydrogen peroxide cyanide destruction;
•Carbon adsorption modelling
•Dewatering tests;
•Overall Balances;
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•Variability Testing; and
•Mineralogy (Main Comp and VAR-5).
13.3.2Chemical Characterization
13.3.2.1Sample Preparation
From January to April 2021, SGS received samples in drums on five pallets for the test program. The samples from January 2021 were prepared into a Main Composite (Main Comp) as well as five (5) variability samples
(VAR-1 to VAR-5). In April and October 2021, SGS also received samples for the Zgounder Historical Tailings and Plant Concentrate.
The Main Comp was prepared by blending selected samples by lithology.
Table 13-1 summarizes the composition of this sample by main lithology, zone, and the percentage contribution of each zone by mass percentage.
Table 13-1Main Composite Lithology

Lithology	% Lithology in Main Comp	Zone
Schist	72	Central
Dolerite	9	South West
Rhyolite	4	North West
Schist + Dolerite	15	East
Rocks were proportionally recovered from each component for the crushing work index test (CWI). The remainder of the sample was then blended and crushed to the required sizes for the various comminution tests, removing the required sample mass at each crush size. The remainder of the sample was then crushed to pass 10 mesh. A small (~200 g) representative sample was removed for chemical analysis, which included silver (Ag), gold (Au), total carbon (C(t), total organic carbon (TOC), total sulfur (S), sulphide sulfur (S2-), copper
(Cu), zinc (Zn), lead (Pb), bismuth (Bi), mercury (Hg), and a multi-element ICP scan. Approximately 35 kg of the sample was split out and further crushed to pass 20 mesh. The remaining -10 mesh sample as well as the -20 mesh sample was then split into 10 kg test charges which was stored in a freezer prior to testing. The flowsheet outlining the Main Comp sample preparation is shown in Figure 13-2.
Figure 13-2Main Composite Sample Preparation Flowsheet
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Five variability samples, based on zones, were prepared and are detailed in Table 13-2. Figure 13-3 (VAR-1)
and Figure 13-4 (VAR-2 to -5) illustrate the sample preparation flowsheet.
Table 13-2Variability Sample Deposit Zone

Sample	Zone
VAR-1	Central
VAR-2	South West
VAR-3	North West
VAR-4	East 1
VAR-5	East 2
The samples were blended, crushed to the required sizes for the comminution and metallurgical tests, split into test charges and a small sample was removed for chemical analysis. The VAR-1 sample was low weight and the rejects and unused feed from the SMC and BWI test were used to prepare the metallurgical samples as depicted in Figure 13-3, while Figure 13-4 shows the preparation for samples VAR 2-5.
Figure 13-3VAR-1 Sample Preparation Flowsheet
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Figure 13-4VAR-2-5 Sample Preparation Flowsheet
Twenty-five (25) samples of the Zgounder historical tailings, with a total mass of 29.7 kg, were blended and split into test charges. A representative sample was analyzed for particle size distribution and then submitted for chemical analysis for the same elements as the Main Comp.
The Zgounder plant flotation concentrate was delivered as a wet filter cake, approximately 25 kg (dry equivalent), and was split into the required test charges for the program.
The chemical analyses of all the samples are provided in Table 13-3.
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Table 13-3Zgounder Sample Head Assays

Element	Unit	Sample ID						Zgounder
		Main Comp	VAR-1	VAR-2	VAR-3	VAR-4	VAR-5	Historical Tailings	Plant Conc.
Au	g/t	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02	<0.02	-
Ag	g/t	200	22	252	302	99	107	106	4,347
Bi	%	<0.002	<0.002	<0.002	0.014	<0.002	<0.002	<0.002	-
C(t)%		0.05	0.04	0.05	0.05	0.03	0.06	0.13	-
S	%	0.83	0.45	0.77	0.86	0.58	0.83	0.59	-
S2-%		0.8	0.46	0.74	0.84	0.56	0.79	0.51	-
Cu	%	0.028	<0.01	0.02	0.044	0.029	0.46	0.022	-
Zn	%	0.51	0.18	0.51	0.52	0.49	0.44	0.31	-
Pb	%	0.21	0.056	0.2	0.3	0.23	0.28	0.076	-
Hg	g/t	12.2	3.4	9.3	14.3	11.3	5.2	19.6	-
Al	g/t	97,900	88,900	94,800	118,000	104,000	104,000	96,600	-
As	g/t	93	58	79	< 30	541	259	304	-
Ba	g/t	620	857	589	777	617	665	652	-
Be	g/t	2.41	2.42	2.38	3.04	2.86	2.8	2.73	-
Ca	g/t	8,670	14,500	7,650	4,000	1,570	1,700	1,6200	-
Cd	g/t	< 30	< 30	< 30	21	< 30	< 30	14	-
Co	g/t	75	43	59	39	36	52	62	-
Cr	g/t	92	72	55	107	64	70	106	-
Fe	g/t	50,900	54,800	46,900	41,800	41,300	40,200	66,600	-
K	g/t	33,700	34,900	32,600	46,200	40,000	43,000	26,900	-
Li	g/t	61	50	65	49	72	63	65	-
Mg	g/t	14,300	16,600	12,700	10,900	11,200	12,100	18,400	-
Mn	g/t	953	1510	795	409	519	505	1950	-
Mo	g/t	< 10	< 10	< 10	< 20	16	47	14	-
Na	g/t	13,900	14,600	14,200	15,700	9,360	10,700	17,100	-
Ni	g/t	38	22	48	38	33	33	50	-
P	g/t	442	562	386	484	319	367	814	-
Sb	g/t	< 30	< 30	< 30	< 10	< 30	< 30	27	-
Se	g/t	< 30	< 30	< 30	< 30	< 30	< 30	< 30	-
Sn	g/t	< 20	< 20	< 20	< 20	< 20	< 20	< 20	-
Sr	g/t	94.8	144	84.1	95	54.1	45.4	120	-
Ti	g/t	6,900	8,530	6,250	4,790	4,650	4,790	9,570	-
Tl	g/t	< 30	< 30	< 30	< 30	< 30	< 30	< 30	-
U	g/t	< 20	< 20	< 20	< 20	< 20	< 20	< 40	-
V	g/t	105	119	92	103	85	85	138	-
Y	g/t	25.8	26	25.6	24	21	18.9	27.9	-
13.3.2.2Mineralogy
Based on the SGS Mineralogy Report (September 23, 2021) on the Main Comp sample, the dominant silver mineral host, identified from the limited number of surfaces inspected, were as follows (shown as percentage of overall silver) :
•Ag-Hg phase at 49.5%
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•Native Ag at 37.5%.
•Acanthite at 5.7%
•Proustite at 2.9%.
The remainder is compositionally variable Ag-Cu sulfosalts or Ag-As-Cu sulfosalt where each can be ± Fe, Sb,
Pb. Collectively, these other silver bearing minerals account for <5% of the overall silver distribution.
Two grains accounted for 78% of the distribution - one grain of the Ag-Hg phase accounted for 49.4% and one native Ag grain represented 28.8% of the silver distribution. Therefore, the silver distribution is strongly based on a “nugget” effect of a few large Ag mineral grains. Additional polished section evaluations are recommended to decrease any statistical bias.
Overall, liberated silver-minerals (which combines all the silver minerals and considers them as one group)
account for 65.2% of the total. For the non-liberated silver minerals, the most common occurrence was exposed grains (attached to) occurring as ternary particles with sulfides and silicates (29.4%) and to a lesser extent, binaries exposed with sulfides (2.0%), or as binaries exposed in silicates (2.3%) or binaries exposed in oxides (1.6%). Locked associations account for 1.0% with silicate, 0.7% with oxides, 0.2% with sulfide, 0.1%
with sulfide and oxide ternaries and 0.3% as sulfide and silicate ternaries. By frequency, roughly 89% of the silver-minerals are very fine-grained at less than 6 µm in size.
Mineralogically, as well as the test work program completed for the Main Comp sample, the anticipated silver recoveries were expected to be in the high 80% to low 90% range.
The Main Comp and one (1) variability sample (VAR-4) was submitted for mineralogy, which included
QEMSCAN and scanning electron microscopy. The VAR-4 sample was selected due to its very low gravity recovery, poor flotation response, and problems with viscosity in the grinding mill. The higher abundance of sericite/muscovite (54.8%) in the VAR-4 sample might be one of the causes of the poor viscosity and flotation response, and the poor grinding when compared to the previously studied Main Comp sample.
Table 13-4 compares the modal abundances between the two (2) samples and highlights the differences between the two (2).
Table 13-4Comparison of the Model Mineral Abundance of the Main Composite Sample and the VAR-4
Sample

Sample ID	Main Comp	VAR-4	Difference
Minerals	Mass (%)
Pyrite	1.9	1.0	0.9
Sphalerite	1.0	0.6	0.4
Chalcopyrite	0.1	0.0	0.1
Galena	0.1	0.2	0.1
Arsenopyrite	0.1	0.1	0.0
Ag-Minerals	0.1	0.0	0.1
Other Sulphides	0.0	0.0	0.0
Quartz	23.3	24.6	1.3
Feldspars	23.9	10.3	13.6
Sericite/Muscovite	25.2	54.8	29.6
Chlorite	11.0	5.6	5.4
Amphibole	5.7	0.1	5.6
Clays	2.6	1.1	1.5
Other Silicates	0.8	0.6	0.2
Fe-Oxides	0.5	0.2	0.3
Rutile	2.4	0.6	1.8
Other Oxides	0.8	0.0	0.8
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Carbonates	0.2	0.0	0.2
Apatite	0.3	0.1	0.2
Other	0.1	0.1	0.0
It can be see that there is a higher abundance of feldspars in the Main Comp (13.6% difference) while the sericite/muscovite is higher in VAR-4 (29.6% higher).
In the VAR-4 study, the majority of silver is associated with acanthite (74.9%), followed by galena ~9%, and various Ag-Cu-As sulfosalts, which account for ~13.7% of the overall silver. Only two (2) native silver particles were observed and accounted for 0.5% of the distribution.
From the Main Comp report, it was noted that two (2) silver bearing particles accounted for ~79% of the total silver-mineral distribution, indicating a micro nuggeting effect. Despite the more uniform grain size of the silver minerals; it was noted that one acanthite particle accounted for 28% of the silver mineral distribution.
The VAR-4 samples had very low gravity recovery and this could be attributed to the fine grain size, but also poor liberation.
13.3.3Comminution Testing
The Main Comp and five (5) variability samples were submitted for comminution testing. This included one
DWT test, SMC tests, the Bond low-energy impact (CWI) test, the Bond rod mill (RWI) test, the Bond ball mill
(BWI) grindability tests and the Bond abrasion (AI) test.
The comminution parameters summary is presented in Table 13-5.
Table 13-5Comminution Tests Summary

Sample Name	Relative Density	JK Parameters				Work Indices (kWh/t)			AI (g)
		A x b1	A x b2	ta	SCSE	CWI	RWI	BWI
Main Comp	2.81	22.4	21.0	0.22	13.6	12.6	23.8	23.9	0.171
VAR-1	2.81	-	24.4	0.22	13.0	-	-	24.9	0.217
VAR-2	2.78	-	23.4	0.22	13.2	-	23.8	25.0	0.219
VAR-3	2.79	-	24.3	0.23	12.9	-	24.0	24.4	0.093
VAR-4	2.64	-	24.3	0.24	12.4	-	19.9	19.3	0.009
VAR-5	2.8	-	23.2	0.21	13.3	-	23.4	22.5	0.043
Average	2.77	22.4	23.4	0.22	13.1	12.6	23.0	23.3	0.125
80th Per.	2,81	-	23,2	0,22	13,3	-	23,8	24,9	0.217
Std. Dev.	0.07	-	1.3	0.01	0.4	-	1.7	2.2	0.090
1 A x b from DWT
2 A x b from SMC
Overall, the results indicate that the overall deposit can be considered to be very hard. The results from the
DET, SMC, RWI and BWI as very hard while the CWI indicated a moderately hard sample. For A x b results, less than 30 is usually considered hard and a value of 22.4 is considered at the 98th percentile of the laboratory database. All A x b values from the SMC tests ranged from the 96 to 98th hardness percentile. The RWI and
BWI values ranged from the 91st to 100th percentile of the database. The AI values indicate that the material displays very mild to moderate abrasion.
13.3.4Gravity Concentration Tests
13.3.4.1Knelson/Mozley Testing
Silver recovery through gravity concentration was evaluated by standard Knelson/Mozley testing. The testwork procedure started with rod mill grinding of the samples (2 to 12 kg) to a P80 ranging from 116 µm to
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 158
140 µm, with most tests conducted at 125 µm. The ground sample was then passed through a Knelson MD-3 concentrator. The resultant Knelson concentrate was further upgraded on a Mozley table. Approximately 0.05 to 0.1% of the original mass was collected as Mozley concentrate which was assayed to extinction along with two sub-samples of the combined tailings. For test G1 the secondary Mozley table step was omitted and the primary Knelson concentrate was submitted for intensive leaching testing. The assay and mass balance results are summarized in Table 13-8.
Silver recovery to the Knelson concentrate in Test G1 was 27.7%. Silver recoveries to the Mozley concentrates ranged from 7.4 to 21.6%. The weighted average gravity silver recovery in the Knelson/Mozley tests (Tests G2-
G9, G20-G22) was 14.2%.
Variability tests were also completed on samples VAR 1 to VAR 5, with recoveries ranging from 3.9% (VAR 4)
to 20.0% (VAR 2). The average of all the variability tests was 11.4% with a standard deviation of 5.1%.
Table 13-6Gravity Separation Test Results Summary

Sample	Gravity Test #	P80 µm	Gravity Concentrate			Ag Head Grade
			Mass %	Assay Ag, g/t	% Rec'y Ag	g/t
Master Composite	G1*	140	1.4	4,023	27.7	203
	G2	125	0.11	36,624	18.2	229
	G3	125	0.055	64,676	15.9	222
	G4	125	0.074	40,869	13.2	229
	G5	125	0.074	46,985	13.6	254
	G6	125	0.049	30,103	7.4	200
	G7	125	0.079	32,727	10.5	246
	G8	125	0.048	79,045	17	223
	G9	116	0.123	33,155	21.6	189
	G20	100	0,033	72 288	10,6	227
	G21	100	0,059	38 396	10,4	217
	G22	100	0,096	41 826	18,3	219
	G23	100	0,099	29 473	17,8	163
	G29	100	0,091	15 974	8,8	165
VAR 1	G11	99	0,053	5,004	10,3	26
VAR 1	G17	99	0,058	3,197	7,8	24
VAR 2	G12	102	0,045	84,408	16,4	231
VAR 2	G16	102	0,078	66,481	20,0	260
VAR 3	G13	107	0,054	69,453	13,1	286
VAR 4	G14	67	0,060	5,876	3,9	91
VAR 5	G15	88	0,090	12,765	10,2	113
VAR 5	G18	88	0,069	14,101	9,2	106
Average[1]			0.068	21,886	12.1	187
1Excludes test G1
A single Knelson only test was completed to produce a gravity concentrate for intensive cyanide leaching.
This shows that the gravity concentrate from this sample was amenable to intensive cyanide leaching.
The gravity concentrate was leached under the following conditions:
Pulp Density:10% (w/w);
Dissolved Oxygen:> 20 ppm with hydrogen peroxide;
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Kinetic solution samples:2, 4, 7, 24 h;
Retention time:48 h;
[NaCN]:20 g/L maintained with NaCN.
In this test, the intensive cyanidation extracted 97.2% of the silver from the concentrate. This shows that the gravity concentrate from this sample was amenable to intensive cyanide leaching.
13.3.4.2E-GRG Testing
The main objective of the Gravity Recovery Gold (GRG) test is to confirm and determine the suitability of a gravity recovery circuit. The GRG tests are typically conducted under optimum conditions to determine the maximum amount of GRG that can be extracted. In general, actual plant recoveries (and laboratory gravity separation results) will be lower than the GRG value.
The E-GRG protocol requires that the entire concentrate and a representative subsample of the tailings from each stage be subjected for size fraction analysis for silver to evaluate recovery as a function of particle size.
The test procedure consisted of treating a 20 kg sample in a laboratory Knelson MD-3 concentrator in three stages. In the first stage, the sample was crushed to pass 20 mesh and then passed through the Knelson concentrator. The first pass Knelson tailings were decanted and ground to ~216 µm. The mill discharge was passed through the Knelson concentrator a second time collecting a concentrate and tailings, which were sampled and assayed as in the first pass. The second pass tailings were decanted and ground to ~96 µm and passed through the Knelson a third time.
The results are shown in Table 13-7.
Table 13-7E-GRG Test Results Summary

Stage	Knelson Tailings Particle Size (µm)	Concentrate, Cumulative
		% Mass Rec’y	Assay Ag, g/t	% Ag Rec’y
1	658	0.4	4654	8.4
2	216	0.8	5897	21.9
3	96	1.2	6221	33.8
The E-GRG number for the Main Comp sample was 33.8%. This number is considered sufficiently high to justify the inclusion of a gravity step in the flowsheet.
13.3.5Flotation Tests
Several types of flotation tests were conducted during the testwork campaign, with the objective of determining the optimum flowsheet configuration. While not included in the final design, a summary of the tests is presented below.
13.3.5.1Whole Ore Rougher Kinetics
Two (2) series of whole ore rougher kinetic flotation tests were conducted on the Main Comp sample to investigate the effects of grind size and copper sulfate addition on silver recovery. Figure 13-5 presents the resultant silver recoveries. Both sets of tests show a moderate increase in silver recovery with a decrease in the fineness of the grind. However, grinding finer than 52 µm did not improve recovery any further. There was also only a 5% improvement in recovery when decreasing from as coarse as 120 µm to the 52 µm size, indicating limited improvement with decreasing grind size.
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Figure 13-5Whole Ore Rougher Flotation – Effect of Grind Size with and without CuSO4
The addition of copper sulfate did not appear to appreciably affect silver recovery. Consequently, all further testing was completed without the addition of copper sulfate. Based on these results, the grind sizes, chosen for subsequent testing, were 52 and 120 µm as these represent the minimum and maximum grinds before the curves flattens out. The reagent suite was also limited to PAX, AERO 241 and MIBC.
13.3.5.2Whole Ore Cleaner Flotation
Whole ore cleaner tests were performed on the Main Comp samples to examine the effects of grind size, regrinding of the concentrate before cleaning, and reagent addition on flotation performance. The tests comprised of a 20-minute rougher stage followed by upgrading of the concentrate in three (3) cleaning stages accompanied by a first cleaner scavenger step. Reducing the grind size from 76 µm to 52 µm resulted in an increase in final concentrate silver grade and a ~2% increase in Ag recovery. Including a regrind to 80%
passing 20 µm before cleaning improved the grade vs recovery curves appreciably as shown in Figure 13-6.
Reducing the PAX and Aero241 additions did not have a detrimental effect on overall silver recovery. Note that the recoveries shown in Figure 13-6 are the cleaner stage recoveries and not overall recoveries i.e. it shows how much silver was recovered from the rougher concentrate as opposed to from the original head sample.
Figure 13-6Whole Ore Cleaner Flotation – Grade-Recovery Curve
13.3.5.3Locked Cycle Flotation Testing
Three (3) locked cycle tests (LCT) were completed using the master composite as is (whole ore) and the gravity tailings. The first cleaner tailings and rougher tailings combined forms the final tailings of this procedure. The first cleaner scavenger concentrate was circulated back to the regrind stage and the second and third cleaner tailings, for Tests LCT 1 (whole ore) and LCT 2 (gravity tailings), were recycled to the
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 161
previous cleaner in closed circuit (see Figure 13-7). The third test (LCT 3, gravity tailings) included only one cleaning stage (see Figure 13-8), and the cleaner tailings were taken as final tailings and the first cleaner scavenger concentrate was circulated back to the regrind.
Figure 13-7Locked Cycle Tests (LCTs) 1 and 2 Flowsheet
Figure 13-8Locked Cycle Test (LCT) 3 Flowsheet
The results are summarized in Table 13-8.
Table 13-8Locked Cycle Test Results Summary

Sample	Test No.	Product	Weight	Assays, g/t, %		Distribution, %
			%	Ag	S²⁻	Ag	S²⁻
Main Comp Whole Ore	LCT 1	3rd Cleaner Conc	2.8	6495	24.3	84.2	86.9
		Combined Tailings	97.2	34.9	0.11	15.8	13.1
		Head	100	215	0.78	100	100
Main Comp Gravity Tailings (with three cleaners)	LCT 2	Combined Concentrate*	2.9	13001	-	85	88.4
		Combined Tailings	97.1	34.1	0.083	15	11.6
		Head	100	222	0.7	100	100
Main Comp Gravity Tailings (with one cleaner)	LCT 3	Combined Concentrate*	6.3	6889	-	87.7	92.7
		Combined Tailings	93.7	32.7	0.065	12.3	7.3
		Head	100	249	0.84	100	100
*Combined concentrate = Mozley + final cleaner concentrate
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The locked cycle test on LCT1 achieved recoveries of 84% Ag and 87% S2- to the third cleaner concentrate which assayed 6495 g/t Ag and 24.3% S2- at a 2.8% mass pull. The comparable locked cycle test on the gravity tailings resulted in an overall combined third cleaner concentrate and gravity concentrate assaying at 13,001
g/t Ag with 85% silver recovered in 2.9% of the mass. Test LCT3 yielded 88% Ag recovery in the combined first cleaner and gravity concentrate, with a grade of 6,889 g/t Ag, in 6.3% mass pull.
The result shows that inclusion of the gravity step allows for a small improvement in both the grade of the final product as well as a small improvement in overall silver recovery. The implication is that a flowsheet which includes a gravity step would yield more revenue. It would also allow for a smaller capital expenditure with respect to the size of the CCD thickeners required to treat the final concentrate emanating from the flotation section. These benefits are attractive when weighed against the relatively small CAPEX and OPEX associated with the gravity concentration step. Including a gravity step in the flowsheet also minimizes the risk of losing coarse metal particles that may not float nor leach well. Given these benefits, inclusion of a gravity step was recommended.
13.3.6Bottle Roll Cyanidation
Standard bottle roll cyanidation tests were completed using the master composite on the whole ore, gravity tailings, and flotation products. Conditions were as follows:
Whole Ore, Gravity Tailings and Flotation Tailings
Pulp density:50% w/w solids
pH:10.5 – 11; maintained with lime
Dissolved oxygen:8-9 ppm with air sparging
Kinetic solution samples:8, 24, 48, and 72 h
Retention time:96 h
[NaCN] whole ore tests:1, 2, 4, 6, and 8 g/L maintained with NaCN
[NaCN] gravity tailings:2, 4, 6, and 8 g/L maintained with NaCN
[NaCN] flotation tailings:1, 2, and 4 g/L maintained with NaCN
Flotation Concentrate
Pulp density:10% and 50% w/w solids
pH:10.5-11; maintained with lime
Dissolved oxygen:20 ppm with air/oxygen mix
Kinetic solution samples:1, 2, 4, 6, 8, 12, 16, 24 h
Retention time: 48 h
[NaCN]:1, 2, 4, and 12 g/L maintained with NaCN
13.3.6.1Flowsheet 1 – Whole Ore Cyanidation
Whole ore cyanidations were performed to serve as a baseline for comparison against the eventual flowsheet.
As such, the detailed results are not included in this report. A simplified schematic is shown in Figure 13-9.
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Figure 13-9Flowsheet 1 – Whole Ore Cyanidation
The silver extraction of 88.5% appeared to be optimal at a P80 of 71 µm in three (3) tests conducted at different grinds. Silver extraction and reagent consumptions increased with NaCN concentration and resulted in >90% extraction at the highest cyanide concentration. The addition of lead nitrate did not improve the results. Increasing the dissolved oxygen level to exceed 30 ppm improved both the leaching kinetics as well as final extraction.
The leach kinetic curves are shown in Figure 13-10 and  Figure 13-11. It can be seen that the initial kinetics are fast up to about the 20-hour mark. This is followed by a period of slow but steady leaching up to and possibly beyond the 96-hour termination point. This is possibly due to the presence of coarse silver that simply takes a long time to leach, and it validates the inclusion of a gravity step in the flowsheet as the coarse silver will report to the gravity concentrate where it can be subjected to an intensive cyanidation, which is designed to specifically target the slow leaching components.
Figure 13-10Main Comp Whole Ore Cyanidation Leach Kinetics at 71 μm
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Figure 13-11Main Comp Whole Ore Cyanidation Leach Kinetics at 2 g/l NaCN
13.3.6.2Flowsheet 2 – Gravity + Gravity tailings cyanidation
The second flowsheet evaluated is the cyanidation of gravity concentrator tailings. In this flowsheet, the gravity concentrate would be subjected to an intensive cyanidation step while the gravity tailings would be leached conventionally. Seven (7) bottle roll cyanidation tests were performed to evaluate the flowsheet shown in Figure 13-12.
Figure 13-12Flowsheet 2 – Gravity + Gravity Tailings Cyanidation
This set of tests evaluated how well the gravity tailings would respond to cyanidation. The effect of different
NaCN concentrations was tested in four (4) tests on the Main Comp Test G1 gravity tailings. All four tests were conducted at a grind P80 of 68 µm, a pulp density of 50% w/w solids and a total duration of 96 hours. The gravity silver recovery was the same for all four tests at 27.7%.
The final silver extractions were similar and therefore are not strongly dependent on cyanide concentration.
However, leach kinetics improved as the NaCN concentration increased, while the consumption of cyanide also increased, indicating the dissolution of other metals as cyanide complexes.
An additional three tests were done using samples from G29 and G31 gravity tests, with a lower head grade and gravity recovery. These three tests averaged 87.6% recovery with an average cyanide consumption of 1.54 kg/t.
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13.3.6.3Flowsheet 3 – Gravity + Flotation + Cyanidation
The third flowsheet evaluated includes a flotation circuit, to produce a sulphide-rich concentrate and a low-
sulphide tailings. In this flowsheet, the gravity concentrate would be subjected to an intensive cyanidation step while the gravity tailings would be floated. Both the flotation concentrate and tailings would be leached using cyanide. The flowsheet is shown in Figure 13-13.
Figure 13-13Flowsheet 3 – Gravity + Flotation + Cyanidation
Flotation Tailings
Bottle roll tests were conducted using flotation tailings samples to evaluate the effects of grind size (52, 66,
95, and 112 µm), NaCN concentration, temperature and the presence of carbon on leach performance.
Silver extractions were similar at all the NaCN concentrations tested. The leaching kinetics and NaCN consumptions increased with increasing cyanide concentration. Higher temperature (50°C) was not beneficial for silver extraction, but the NaCN consumption doubled. Three (3) grind sizes were tested, and final extractions were similar for all three tests. The addition of carbon did not affect the leach outcomes appreciably. This indicates that preg-robbing is not a concern for this application. The timed samples indicate that leaching of silver from the tailings was substantially completed within 36 hours and this was adopted as the residence time required for this section of the plant.
Subsequent to this, a set of tests was conducted to evaluate whether pre-oxygenation and a high dissolved oxygen (DO) concentration for the initial 12 h of the 36 h leach would reduce cyanide consumption. The tests were performed with 2 h of pre-oxygenation at 20 ppm DO and on the rougher tailings from test F47. Two (2)
pairs of duplicate tests were performed at controlled cyanide concentrations of 2 g/l (Tests CN71 and CN72)
and 1 g/L (Tests CN73 and CN74), respectively.
The results show a significant decrease in NaCN consumption to 0.96 kg/t and 0.56 kg/t for the tests performed at 2 g/L and 1 g/L, respectively. Additionally, the silver extraction at 2 g/L was similar to what had been recorded before at 65.2%, but it decreased to 60.7% at the lower cyanide level of 1 g/L.
Given the decrease in silver extraction, the 2 g/L scenario is recommended, i.e., a NaCN addition of around 2.5 kg/t maintained at around 2 g/L for the duration of the leach. It is also recommended that pre-oxygenation should be implemented to curb cyanide consumption.
Flotation Concentrate
Bottle roll cyanidation tests were conducted on various rougher and cleaner concentrate samples to determine its response to leaching. These samples were all from tests conducted using the main composite sample as well as the variability samples, Zgounder Historical Tailings and Plant Concentrate. The test parameters, varied in this set of tests, were pulp density, retention time, grind size and NaCN concentration.
Oxygen was sparged throughout and alkaline conditions were maintained by manually adding lime as required.
Flotation rougher concentrate cyanidation tests showed that leaching at a higher pulp density (50%) and high
NaCN (12 g/L) yielded comparable results to what was achieved at the lower pulp density (10%) and lower
NaCN levels (4 g/L) extraction. Tests comparing leaching at 4 and 12 g/l NaCN resulted in a modest 1.1%
increase in Ag extraction at the higher NaCN addition, but with twice the NaCN consumption. Residual cyanide
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would also need to be destroyed before any reclaimed water can be re-used in a flotation circuit which adds to the incentive to minimize cyanide usage.
Bottle roll leach tests were also completed on the high-grade first cleaner concentrates from an open circuit batch test (F29) and the combined first cleaner concentrates from LCT3. The effect of cyanide concentrate was tested (1, 2, and 4 g/L NaCN) and there was a steady increase in Ag extraction from around 81% to 92%
at the higher NaCN addition compared to the lowest addition. The result shows that the concentrates samples will leach better at elevated cyanide concentrations.
From a silver recovery perspective, the best results were achieved in tests where only rougher concentrate was leached. The tests where cleaner concentrates were leached yielded worse silver recoveries implying that a more complicated flotation flowsheet (i.e. including cleaner steps) would only make sense if the tailings are also leached. The flowsheet included these steps as it allows for smaller CCD thickeners but also includes leaching of the tailings in order to still maintain high silver recoveries.
13.3.6.4Aqua Regia Testing
To confirm the observations from mineralogical examinations and cyanidation bottle rolls, an aqua regia test was performed on the residue from Test CN18, which was gravity tailings leach of sample G1. This cyanidation test achieved 92.6% recovery at a NaCN concentration of  8 g\L.
The residue was re-pulped to 50% solids and then heated to 80°C. Aqua regia was then added to the slurry and a four-hour leach was undertaken. The resultant filtrate and filter cake were separately assayed for silver contents. Table 13-9 presents the aqua regia results.
Table 13-9Aqua Regia Acid Leach Test Results

CN18 Residue	% Distribution	% Overall Distribution
Hot Aqua Regia Acid Leach	62	4.6
Extraction of silver possibly associated with pyrite, arsenopyrite and/or other sulphides
Remaining Material	38	2.8
Silver locked in silicates, or associated with fine sulphides locked in silicates
The results show that 62% of Ag in the leach tailings were locked in sulphides while the remaining 38% was locked in silicates.
13.3.6.5Variability Testing
The five (5) variability samples were processed through each of the previously discussed options.
Knelson/Mozley gravity Ag recoveries were previously discussed in section 13.3.4.1.
Gravity tailings and whole ore leaching tests were performed at the same conditions as the master composite, with the exception of repeats of VAR 2, VAR 3 and VAR 5, which were performed at higher cyanide concentrations.
The rougher concentrates and tailings were leached with cyanide under the same conditions as applied to the
Main Comp flotation concentrates and tailings. The NaCN addition for the concentrate leaches was 12 g/L, and for the tailings, 4 g/L. The stage extraction of silver when leaching from the flotation concentrate ranged from 82.4% to 98.7%, but with very high NaCN consumptions of 20.7 kg/t to 113 kg/t of flotation concentrate.
Expressing this in terms of the original head grade, these recoveries ranged from 57.5% to 66.8% as shown in
Table 13.11.
The flotation tailings tests reported Ag extractions of 75% to 86% from the float tailings with NaCN consumptions of 1.0 to 2.5 kg/t of cyanide feed. Expressed in terms of the head grade, the recovery into solution from the tailings samples ranged from 13.8% to 30.8% as shown in the table below.
The overall results for all flowsheets are shown in Table 13-10.
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Table 13-10Variability Samples for All Flowsheet Options

Flowsheet	Sample	Gravity	Flot Conc	FlotTail	Conc CN	Tail CN	Overall		% O'all Rec'y	Comb. Tail	Head
		% Rec'y	% Distr'n	% Distr'n	% Rec'y	% Rec'y	Reag. Cons. kg/t		Total Flowsheet	Assay, g/t	Ag, g/t
		Ag	Ag	Ag	Ag	Ag	NaCN	CaO	Ag	Ag	Calc	Direct
Whole Ore Leaching	VAR 1	-	-	-	-	-	0,97	0,61	89,0	3,0	23	22
	VAR 2	-	-	-	-	-	1,37	0,57	87,5	31,0	248	252
	VAR 3	-	-	-	-	-	1,56	0,53	91,5	22,0	253	302
	VAR 3	-	-	-	-	-	1,89	0,45	90,7	25,0	270	302
	VAR 4	-	-	-	-	-	1,46	1,05	92,0	7,0	82	99
	VAR 5	-	-	-	-	-	5,23	0,61	80,8	20,0	102	107
	VAR 5	-	-	-	-	-	6,37	0,53	86,4	13,0	96	107
Gravity Tailings	VAR 1	13,8	-	-	-	-	1,37	0,50	88,9	3,0	22	19
	VAR 2	18,3	-	-	-	-	1,65	0,50	89,1	26,0	235	192
	VAR 2	20,3	-	-	-	-	2,52	0,44	91,8	20,0	244	195
	VAR 3	13,4	-	-	-	-	1,97	0,46	87,4	31,0	246	213
	VAR 3	11,9	-	-	-	-	3,24	0,41	93,0	20,0	279	246
	VAR 4	8,2	-	-	-	-	1,94	0,93	91,6	8,0	96	88
	VAR 5	10,5	-	-	-	-	5,34	0,50	83,0	17,0	103	89
	VAR 5	10,5	-	-	-	-	5,13	0,56	85,6	16,0	103	96
	VAR 5	15,7	-	-	-	-	7,71	0,33	85,8	15,0	102	86
Gravity + Flotation + Cyanidation	VAR 1	10,3	67,6	22,1	62,4	16,6	2,40	0,73	89,2	2,5	26	22
	VAR 2	16,4	59,0	24,6	57,5	19,8	3,12	0,56	93,6	14,1	232	252
	VAR 3	13,1	68,9	18,0	66,8	13,8	4,00	0,50	93,7	16,0	286	302
	VAR 4	3,9	60,3	35,8	58,7	30,8	3,23	1,10	93,4	5,9	92	99
	VAR 5	10,2	69,0	20,8	65,1	16,1	15,95	0,45	91,4	8,9	114	107
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13.3.6.6Zgounder Plant Concentrate
In the flowsheet 3 configuration, the new plant would receive concentrate from the existing flotation plant. To test its compatibility with the proposed overall flowsheet, a sample of concentrate was obtained from the existing operation and subjected to cyanidation testing using similar conditions as determined before for the main composite sample. Since flowsheet 3 was not selected for the final design, this section will not be discussed in detail.
The results are summarized in Table 13-11.
Table 13-11Zgounder Plant Flotation Concentrate Cyanidation Test Results Summary

CN Test	Silver Extraction, %					Ag Residue, g/t			Head, g/t Ag	Final PLS Assays, mg/L
No.	4 h	8 h	12 h	24 h	48 h	A	B	Avg.	Calc.	Cu	Pb	Zn
9	55	82	85	91	93.5	278	270	274	4,226	185	0.6	74
10	64	86	88	93	95.2	207	209	208	4,332	210	1.0	119
11	74	89	87	90	95.9	173	176	175	4,294	220	1.7	154
12	57	83	85	94	94.1	254	251	253	4,251	119	1.0	81
25	70	79	80	83	91.6	366	373	370	4,423	245	1.9	164
46	83	88	88	97	96.3	174	180	177	4,770	1,098	-	903
Silver extractions exceeded 90% for all tests. This marginally exceeds the recoveries achieved from leaching the master composite concentrates. Leaching the current operating plant concentrate with 4 g/L NaCN at 10%
solids yielded ~96% Ag extraction. A similar recovery was achieved with 12 g/L NaCN at 50% solids, with faster leaching kinetics, but Cu and Zn values in the leach pregnant solutions were very high. A single test was completed with 500 g/t lead nitrate, which indicates that the addition of lead nitrate did not improve leach kinetics or overall Ag extraction.
Generally, the sample from the current operation behaved similarly to the master composite and the results indicate that the conditions chosen for the master composite would also work for the concentrate from the existing plant.
13.3.6.7Zgounder Tailings
Historical tailings were subjected to gravity, flotation and whole ore leaching testwork. Since the flotation flowsheet was not selected, it is not discussed further in this section.
Gravity testing was performed using a standard Knelson/Mozley, with the sample being passed through a
Knelson MD-3, and the Knelson concentrate further upgrade on a Mozley table. The head grade of the tailings was only upgrade from 111 g/t to 996 g/t, representing a silvery recovery of only 0.7%.
The whole ore leach tests were performed at 50% w/w solids, with NaCN addition at 4 - 8 g/L and lime to maintain a pH between 10.5 and 11. A total residence of 96 h was used.
The results are presented in Table 13-12.
Table 13-12Zgounder Historical Tailings Whole Ore Cyanidation Test Results Summary

CN Test	[NaCN]	Silver Extraction, %					Ag Residue, g/t			Head, g/t Ag	Final PLS Assays, mg/L
No.	g/L	8 h	24 h	48 h	72 h	96 h	A	B	Avg.	Calc.	Cu	Pb	Zn
43	4	68	73	77	79	78.2	25	23	24	109	77.4	435	180
47	8	69	72	72	82	80.5	22	-	22	112	84.8	428	291
The overall results indicate 78 to 80% silver recovery, with a reagent consumption of 1.75 to 3.5 kg/t of NaCN, and 1.12 to 1.49 kg/t of lime. There was a small increase in recovery at higher cyanide concentration, however there was also a corresponding increase in cyanide consumption.
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These results indicate that there is a potential for silver extraction from the historical tailings that were tested using the Zgounder flowsheet.
13.3.7Flowsheet Comparison
A flowsheet comparison was developed based on the results from the three flowsheet options. These are presented in Table 13-13.
It is observed is a small improvement between the gravity + cyanidation flowsheet when compared to the whole ore cyanidation flowsheet. When looking at the gravity + flotation circuit, there are small increases in the recoveries compared to the gravity + cyanidation option. However, reagent consumptions, in particular sodium cyanide, are considerably higher than with the other two flowsheets options.
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Table 13-13Flowsheet option comparison

Sample	Whole Ore Cyanidation				Gravity + Gravity Tailing Cyanidation				Gravity + Flot + Flot Tails and Conc Cyanidation
	Reagent Consumption, kg/t		Final Residue	Ag Extraction	Reagent Consumption, kg/t		Final Residue	Ag Recovery	Reagent Consumption, kg/t		Final Residue	Ag Recovery
	NaCN	CaO	Ag, g/t	%	NaCN	CaO	Ag, g/t	%	NaCN	CaO	Ag, g/t	%
Main Comp[1]	2.03	0.85	26	88.1	2.70	0.85	18	90.4	3.23	1.06	29	88.3
VAR 1	0.97	0.61	3	89.0	1.37	0.50	3	88.9	2.40	0.73	3	89.2
VAR 2	1.37	0.57	31	87,5	2.09	0.47	23	90,5	3.12	0.56	14	93,6
VAR 3	1.56	0.53	22	91,5	2.61	0.44	26	90,2	4.00	0.50	16	93,7
VAR 4	1.46	1.05	7	92,0	1.94	0.93	8	91,6	3.23	1.10	6	93,4
VAR 5	5.23	0.61	20	80,8	1.54	0.62	20	87,6	15.90	0.45	8	91,4
Average	2.10	0.70	18	88.1	2.04	0.63	16	89.9	5.31	0.73	13	91.6
1Average of all master composite tests
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13.3.8Merrill-Crowe Cementation Tests
Merrill-Crowe Cementation testwork was completed using the pregnant leach solution from Test CN 25, which was a cyanidation test completed with the Zgounder Plant Concentrate. In this process, zinc dust is used precipitate silver from the pregnant leach solution. The solution requires clarification and de-aeration with nitrogen prior to the addition of zinc dust.
The cyanide concentration and pH of the feed solution were high enough that additional cyanide and lime were not needed. The standard test procedure is to start with a minimum of 0.25 g/L NaCN and pH 11. The stoichiometric requirement of zinc was calculated based on the mass of silver in the pregnant leach solution
(PLS) based on the equation below
2Ag(CN)2- + Zn = Zn(CN)42- + 2 Ag
However, the addition of excess zinc, or when silver concentrations in the barren solution are low, zinc reacts with sodium cyanide as shown below.
4CN- + Zn + 2H2O = Zn(CN)42- + 2OH- + H2
The cementation test conditions are outlined in Table 13.14.
Table 13-14Merrill-Crowe Test Conditions

Test No.	Solution		Reagent Addition					Nitrogen Addition
	Vol (l)	pH	NaCN (g)	Ca(OH) (g)	Stoich Factor	Zn (g)	Pb(NO3) 2 (g)	De-Aeration		Cementation
								Time (min)	Flow (l/ min)	Time (min)	Flow (l/ min)
MC1-A	1,000	11.7	0	0	1	0.271	0.07	30	3.0	30	3.0
MC1-B	1,000	11.7	0	0	1.5	0.407	0.10	30	3.0	30	3.0
MC1-C	1,000	11.7	0	0	2	0.543	0.14	30	3.0	30	3.0
Zinc dust additions ranged from 0.271 - 0.543 , representing 1, 1.5, and 2 times the stoichiometric zinc addition requirement. The results are provided in Table 13-15.
Table 13-15Merrill-Crowe Test Results

Test No.	Precipitate Weight	Pregnant Leach Solution	Barren Solution	% PPT
	g	Ag, mg/L	Ag, mg/L	Ag
MC1-A	0.692	448	0.13	100
MC1-B	0.690	448	0.37	99.9
MC1-C	0.917	448	0.14	100
The results show that silver in the Merrill-Crowe barren solution was low for all tests, with precipitation efficiencies nearing 100%. The tests confirmed that low barren silver concentrations could be achieved with a stoichiometric addition of zinc and that the addition of excess zinc is not required.
13.3.9Hydrogen Peroxide Cyanide Destruction
For the flowsheet #3, it is important to eliminate cyanide from recycling solutions before it enters the flotation circuit as cyanide acts as a depressant during flotation. Hydrogen peroxide (H2O2) can be used to oxidize free
(CN-) and weak acid dissociable cyanide (CNWAD) into cyanate (OCN-) while metals, such as copper, are precipitated as hydroxides (OH-). Stronger metal-cyanide complexes, such as ferrocyanide, can be removed due to the presence of metals such as copper, zinc and nickel, or by adding copper salts to precipitate the iron as copper (II) ferrocyanide. The precipitation reactions are shown below:
Fe(CN)64- + 2Cu2+ = Cu2Fe(CN)6
Fe(CN)64- + 2Zn2+ = Zn2Fe(CN)6
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Four different tests were conducted on the barren solution from test CN-81 to determine the optimum dosage of hydrogen peroxide. The H2O2 was added as a function of g/g CNWAD, with stoichiometric addition ranging from 150 to 900%.
The test duration was similar for all four tests at 60 minutes.
The results are presented in Table 13-16.
Table 13-16Hydrogen Peroxide Cyanide Destruction Test Conditions and Results

Test ID	Final pH	EMF AgCl, mV	H2O2			Lime	Solution Analysis
			Add. g	Stoich	Dosage g :g CNWAD	Add. g	CNT mg/L	CNWAD mg/L	CN- mg/L	Cu mg/L	Fe, mg/ L
Feed	10.6	-500.0	-	-	-	-	1,120	849.0	828.0	20.90	97.0
H1	10.3	-413.0	2.78	150	1.96	0	349	27.4	12.6	14.80	91.3
H2	10.4	-7.3	4.63	250	3.27	0	198	8.2	3.5	4.72	113.0
H3	10.4	7.8	9.25	500	6.54	0	132	5.2	4.1	1.09	50.8
H4	8.8	200.0	16.70	900	11.80	0.36	115	5.3	4.7	0.59	38.7
The results show that the minimum free cyanide concentration is achieved when adding 250% the stoichiometric addition of H2O2. Therefore, the optimum peroxide addition to the barren solution is at the dosage of 3.27 g of 100% H2O2 per g CNWAD.
In the final flowsheet, cyanide destruction was not included.
13.3.10Dewatering Tests
There was significant amounts of solid-liquid separation testwork that was done during the 2021 testwork program. Most of the work was performed for the flowsheet 3 option, and as such only a summary will be presented in this report.
Flotation Concentrate
The testwork program for the flotation concentrate included flocculant scoping, static and dynamic testing, rheology, and vacuum and pressure filtration.
Flocculant Scoping
•Flocculant scoping tests were performed on a range of anionic, cationic and nonionic flocculants.
•The scoping results indicated that Magnafloc 10 has the best response, which has a very high molecular weight and is a slightly anionic polyacrylamide flocculant.
Static and Dynamic Thickening
•Dynamic thickening test results indicated that the Flotation Concentrate sample responded well to BASF
Magnafloc 10 flocculant and that a dosage of 25 g/t was optimum. The which overflow TSS was lowered from 129 mg/L to 30 mg/L when compared to the 15 g/t flocculant dosage.
•Thickener unit areas examined ranged from 0.20 to 0.12 m2/tpd, with 0.02 m2/tpd intervals
•The underflow density was 66.1% w/w solids at 0.20 m2/tpd and decreased to 59.9% w/w solids at 0.12
m2/tpd. Overflow Total Suspended Solids (TSS) remained at ~30 mg/L for all the tests.
•A 30-minute period of extended thickening, without feed or raking, increased the underflow density from
66.1% to 68.3% solids when operating at 0.20 m2/tpd unit area.
•The yield stress increased from 29 Pa at 66.1% solids to 42 Pa at 68.3% solids.
Underflow Rheology
•The Critical Solids Density (CSD) of the flotation concentrate sample was  approximately 68% w/w solids. This sample exhibited a yield stress of 36 Pa (unsheared) and 23 Pa under sheared conditions.
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CCD thickening tests and modelling
•Flotation concentrate leached pulp from leached Zgounder Plant Flotation Concentrate (CN62) was subjected to a program of thickening tests, combined with CCD modelling, to determine the optimal design parameters for this unit operation.
•The flocculant Magnafloc 333, a very high molecular weight anionic polyacrylamide, was selected.
•Based on initial modelling, a 5 stage CCD circuit with no filtration of the final barren pulp was selected for validation testing and modelling. This circuit yielded an overall washing efficiency of 99.5% with a water consumption of 1.39 m3/tonnes of dry solids washed.
•Three sets of dynamic settling tests were conducted with slurry that simulated the solution feed to CCD thickeners 1, 3 and 5 respectively.
•Based on the tests and modelling, the design criteria established are dilution of the feed to 20%w/w solids, stages 1 to 3 dosed at 40 g/t flocculant and stages 4 and 5 at 30 g/t flocculant.
•The underflow density will be 64% w/w solids and the overall wash efficiency 99.5%. However, the water consumption will be marginally higher than predicted by the model at 1.69 m3/t.
Vacuum and Pressure Filtrations
•Vacuum and pressure filtration tests were completed on the flotation concentrate underflow at 66%
solids.
•Vacuum filtration was conducted at a 15 inHg (0.51 bar) vacuum level. The resulting specific filtration rate ranged from 290 to 839 kg/m2h. The final cake residual moisture content ranged from 19.6% to
21.3% w/w.
•Pressure filtration was conducted at 5.5 bar and 6.9 bar pressure level. Filter throughput (estimated full cycle time) ranged from 240 to 330 kg/m2h. The discharge cake moisture content ranged from 12.4 to
14.6% w/w.
Flotation Tailings
The testwork program for the flotation concentrate included flocculant scoping, static and dynamic testing, rheology, and vacuum and pressure filtration.
Dynamic Thickening
•Dynamic thickening test were performed using the LCT 3 Combined Flotation Tailing sample. The results showed that the sample responded well to BASF Magnafloc 504 flocculant at a dosage of 110 g/
t.
•During each test, the feed rate was adjusted to test different specific unit areas. These ranged from 0.28 to 0.16 m2/(t/d).
•The underflow density reached 57.7% w/w solids at 0.28 m2/(t/d) and decreased to 49.8% w/w solids at
0.16 m2/(t/d).
•The total suspended solids (TSS) content in the overflow stream increased from 96 mg/L to 142 mg/L as the unit area was decreased.
•A 30-minute period of extended thickening, without feed or raking, allowed the underflow density to increase marginally from 57.7% solids to 58.6% solids when operating at 0.28 m2/tpd unit area. The corresponding yield stress increased from 63 Pa at 57.7% solids to 79 Pa at 58.6% solids.
Underflow Rheology
•The Critical Solids Density (CSD) of the flotation tailings sample was ~57% w/w solids, which exhibited a yield stress of 28 Pa under unsheared flow conditions and 18 Pa under sheared conditions
Vacuum and Pressure Filtrations
•Vacuum and pressure filtration tests were completed using a sample of the flotation concentrate underflow with the slurry at 56% w/w solids.
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•Vacuum filtration was conducted at 15 a inHg (0.51 bar) vacuum level. The resulting specific solids filtration rates ranged from 64 to 237 kg/m2h. The discharge cake residual moisture content ranged from 23.1% to 25.3% moisture.
•Pressure filtration was conducted at 5.5 bar and 6.9 bar pressure levels. Filter throughput per unit area
(estimated full cycle time) ranged from 122 to 199 kg/m2h. The product cake moisture content ranged from 16.1 to 17.9%.
Variability Static Settling Test
•To examine the settling response at an elevated pH, a LCT 3 Combined 1st Cleaner Scavenger and
Rougher Tailings Cycles A-F sample at pH 10.5 was subjected to an additional static settling test.
•The sample tested required half the flocculant addition at pH 10.5 versus the results at pH 7.8, with good results obtained at a dosage of 36 g/t.
13.3.11Deleterious Elements
Head sample assays yielded mercury grades of 12.2 g/t for the Main Comp sample and less than 15 g/t for the variability samples. Two (2) mercury retorts have been included in the flowsheet to remove mercury ahead of the smelting step.
Arsenic assays yielded 541 and 259 g/t for variability samples VAR-4 and VAR-5 respectively. All the other samples assayed at below 100 g/t for arsenic. The Zgounder historical tailings also contained 304 g/t As. The pregnant leach solution, as well as the four Merrill Crowe effluent solutions, contained only 16 mg/L of arsenic.
Sample VAR5 contained slightly higher levels of copper (0.46%) than the other samples (<0.01 to 0.04%), which can have an impact on cyanide consumption and silver recovery.
13.42022-2023 METALLURGICAL TESTWORK
The information presented in this section is, for the most part, largely drawn and/or summarized from the
Report entitled “An Investigation into the Metallurgical Response of Zgounder Samples”, SGS, Project #
16525.06 – Final Report by SGS Canada Inc., issued March 21, 2024.
This testwork was undertaken to eliminate any potential gaps that could have been caused due to modifications made to the flowsheet between the Feasibility Study and Detailed Engineering. This included tests to better characterize the option of direct cyanidation of the gravity tailings. The following tests were performed:
•Chemical characterization;
•Gravity concentration tests;
•Flotation tests;
•Bottle roll cyanidation;
•Solid-liquid separation tests;
13.4.1Sample
Twenty-four samples were sent to SGS Lakefield. The samples were drill core, and selected to be representative of the first year of mill operation.
For metallurgical testing, the samples were combined into five composite samples: Ag Red, Fault, Pit 8th, High
Cu, and a fifth composite, the Main Composite.
The Main Composite corresponds to the sample used during the 2021 metallurgical testing program. It is representative of the overall deposit and was included in the current program to ensure continuity and comparability with the previous testwork.
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13.4.2Chemical Characterization
Head Assay
A representative sample from each composite was sampled and submitted from XRD analysis. This campaign included analyses for Au and Ag, as well as Fe, Cu, Zn, Pb, As, Hg and S.
The results are presented in Table 13-17.
Table 13-172022-2023 Testwork Head Assays

Element	Unit	Sample ID
		Ag Red	Fault	Pit 8th	High Cu	Main Comp
Au	g/t	< 0.02	< 0.02	< 0.02	< 0.02	<0.02
Ag	g/t	196	128	278	168	200
Fe	%	4.5	4.19	4.19	3.47	5.09
Cu	%	0.02	0.08	0.15	0.74	0.028
Zn	%	0.6	0.37	0.08	0.35	0.51
Pb	%	0.22	0.17	0.07	0.55	0.21
As	%	0.057	0.14	0.068	0.21	0.0093
Hg	g/t	11.2	5.8	12.4	5.0	12.2
S	%	0.75	0.75	0.04	0.81	0.83
It can be seen that the silver grades in the samples are high, ranging from 128 to 200 g/t, while there is no detectable gold in the sample. The high Cu sample contains significant levels of copper, at 0.74%, while the other samples ranged from 0.02 to 0.15%.
Arsenic values ranged from 0.057 to 0.21%, and mercury ranged from 5 to 12 g/t.
Mineralogy
Four composite sub-samples were submitted for X-Ray Diffraction (XRD) analysis to determine pre-dominant minerals. The main mineral present in all samples were Muscovite (49.9 - 52.9%), followed by quartz (21.6 -
27%), albite (6.9 - 17.0%) and orthoclase (2.1 - 8.4%).
The XRD results are presented in Table 13-18.
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Table 13-18Quantitative Analysis X-Ray Diffraction Results

Sample ID	Ag Red SEP4514-1	Faults SEP4514-1	Pit 8th SEP4514-3	High Cu SEP4514-4
Minerals	Mass (%)
Quartz	25.5	27.0	26.5	21.6
Albite	17.0	6.9	9.3	9.3
Orthoclase	2.1	8.4	7.0	7.0
Chlorite	1.4	1.4	4.8	6.2
Muscovite	50.3	52.9	49.9	51.9
Jarosite	0.3	0.3	0.0	0.0
Calcite	0.0	0.1	0.2	0.2
Pyrite	0.3	0.5	0.2	0.3
Sphalerite	0.8	0.5	0.0	0.5
Chalcopyrite	0.0	0.0	0.0	0.4
Pyrrhotite	0.9	1.1	0.4	0.8
Magnetite	0.6	0.3	0.3	0.3
Rutile	0.7	0.8	1.3	1.1
Galena	0.1	0.1	0.0	0.3
TOTAL	100	100	100	100
13.4.3Gravity Concentration Tests
Silver recovery via gravity separation was evaluated using a Falcon Concentrator. Each of the four composites, as well as the main composite, were tested using this method. A 10 kg sample from each composite was ground to a P80 of 90-100 µm. This product was passed through the Falcon Concentrator, where the concentrate and tailings were collected.
Silver recovery in the concentrates ranged from 2.7 to 22.9%, with consistent mass recoveries ranging from
1-1.5%. The average gravity recovery for the four composites was 10.2%, while the main composite had a recovery of 16.9%. The overall average was 11.6% versus the average of 13.8% in the 2021 testwork campaign
16525-05.  The main composite had a E-GRG value of 33.8% in the 16525-05 testwork campaign.
The gravity testwork results are presented in Table 13-19.
Table 13-19Gravity Separation 2022-2023 Test Results Summary

Sample	Gravity Test	P80	Gravity Concentrate			Ag Head Grade
	#	µm	Mass %	Assay Ag, g/t	% Rec'y Ag	g/t
High Cu	G1	103	1.3	345	2.7	173
Ag Red	G2	83	1.1	4,130	22.9	194
Faults	G3	93	1.5	1,010	11.5	130
Pit 8th	G4	87	1.0	1,190	3.8	300
Main Comp	G5	88	1.0	2,690	16.9	162
Average			1.2	1,873	11.6	192
Average 2021 Testwork			0.1	39,100	13.8	190
13.4.4Flotation Tests
Rougher kinetic flotation tests were performed on the High Cu sample. The flotation time, grind size and reagent dosages were tested. A summary of the four (4) tests are presented in Table 13-20 and Table 13-21.
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Table 13-20Whole Ore Cleaner Flotation Test Conditions

Test	P80, µm	Reagents, g/t			Froth Time
	Primary	CuSO4	PAX	Aero241	Min
F1	100	0	160	120	20
F2	100	100	200	150	30
F3	60	250	200	150	30
F4	60	250	300	180	40
Table 13-21High Cu Flotation Test Results Summary

Test No.	Product	Mass,	Assay, %, g/t					Distribution, %
		%	Ag	Cu	Zn	Pb	S	Ag	Cu	Zn	Pb	S
F1	Ro Conc	14.9	504	2.12	1.26	2.29	-	57.2	58.9	49.3	38.8	-
	Ro Tails	85.1	88	0.37	0.22	0.40	-	42.8	41.1	50.7	61.2	-
	Head (calc)	100	175	0.77	0.37	0.56	-	100	100	100	100	-
	Head (direct)	-	168	0.74	0.35	0.55	-	-	-	-	-	-
F2	Ro Conc	21	549	2.58	0.98	1.20	2.65	69.2	72.5	59.0	45.7	73.0
	Ro Tails	79	65	0.26	0.18	0.38	0.26	30.8	27.5	41.0	54.3	27.0
	Head (calc)	100	167	0.75	0.35	0.55	-	100	100	100	100	-
	Head (direct)	-	168	0.74	0.35	0.55	-	-	-	-	-	-
F3	Ro Conc	22.2	628	2.74	1.04	1.25	2.74	79.6	78.8	60.9	49.9	78.8
	Ro Tails	77.8	46	0.21	0.19	0.36	0.21	20.4	21.2	39.1	50.1	21.2
	Head (calc)	100	175	0.77	0.38	0.56	0.77	100	100	100	100	100
	Head (direct)	-	168	0.74	0.35	0.55	0.81	-	-	-	-	-
F4	Ro Conc	26.4	534	2.41	0.95	1.21	2.46	82.7	82.8	66.9	56.9	82.3
	Ro Tails	73.6	40	0.18	0.17	0.33	0.19	17.3	17.2	33.1	43.1	17.7
	Head (calc)	100	171	0.77	0.38	0.56	0.79	100	100	100	100	100
	Head (direct)	-	168	0.74	0.35	0.55	0.81	-	-	-	-	-
The results showed a clear relationship between silver recovery and mass pull, as well as silver and copper recovery. Silver recovery ranged from 57% to 83%, which was considerably lower than the master composite in the 2021 testwork plan. It was also noted that the silver was slow to float, with recoveries seeming to end around 40 minutes of total flotation time.
The best results were test F4, with a grind size of 60 µm, flotation time of 40 min, and reagent additions of 250
g/t CuSo4, 300 g/t PAX and 180 g/t Aero-241.
In all tests, the silver and copper recoveries shared a 1:1 relationship with an R2 of approximately 1.
13.4.5Bottle Roll Cyanidation
Standard bottle roll cyanidation tests were completed using the master composite on the gravity tailings.
Conditions were as follows:
Feed:CN 1-5 – 1kg
CN 6-10 – 2 kg
Grind Size:P80: 80-100 μm (as-received gravity tailings)
Pulp density:50% w/w solids
pH:10.5; maintained with lime
Pre-aeration:12 h air/oxygen mix – target DO concentration of 12 ppm
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NaCN Concentration:4 g/L NaCN for first 24 h then 2 g/L from 24 h to 60 h
Dissolved Oxygen:12 ppm for first 24 h then 8 ppm from 24 h to 60 h
Leach Retention Time:60 hours
The results from the testwork are shown in Table 13-22 and Table 13-23.
Table 13-22Composite Gravity Tailings Cyanidation Test Results

Sample	Gravity	CN	Reagent Cons, kg/t of CN Feed		Ag Stage Extraction, %
	Test No.	Test No.	NaCN	CaO	4 h	8 h	24 h	48 h	60 h
High Cu	G1	CN-1	14.00	0.88	0	6	32	34	37.6
		CN-6	14.40	1.46	-	-	-	-	63.9
Ag Red	G2	CN-2	1.89	0.80	65	72	81	85	84.7
		CN-7	1.79	0.81	-	-	-	-	84.1
Faults	G3	CN-3	2.96	1.03	55	83	86	87	89.6
		CN-8	2.89	1.05	-	-	-	-	88.1
Pit 8th	G4	CN-4	2.76	1.69	68	71	83	88	90.4
		CN-9	2.62	1.65	-	-	-	-	88.6
Main Comp	G5	CN-5	2.01	0.69	86	87	84	87	87.3
		CN-10	1.80	0.74	-	-	-	-	85.6
Table 13-23Composite Gravity Tailings Cyanidation Test Results (Cont’d)

Sample	CN Test No.	Overall Ag Recovery	Ag Residue	Head, Ag, g/t		Final PLS Assays, mg/L
		%	g/t	Calc. Grav	Calc. CN*	Cu	Zn	Hg	CN-
High Cu	CN-1	39.3	107	173	171	4980	18	<0.1	1,184
	CN-6	64.9	101			4850	17	<0.1	997
Ag Red	CN-2	88.2	24	194	151	60	220	0.6	1,466
	CN-7	87.7	26			69	195	0.3	1,476
Faults	CN-3	90.8	12	130	117	558	122	0.7	1,497
	CN-8	89.5	14			579	119	0.2	1,516
Pit 8th	CN-4	90.8	30	300	291	432	13	1.6	1,601
	CN-9	89.0	33			453	12	1.5	1,611
Main Comp	CN-5	89.4	17	162	136	81	153	0.4	1,441
	CN-10	88.0	20			87	137	0.4	1,506
Overall, silver recoveries (gravity plus cyanidation) ranged from 89 to 91%. The only exception was the High Cu sample, which had lower recoveries ranging from 38 to 64%.
The High Cu sample also had very high cyanide consumption at approximately 14 kg/t, compared to values ranging from 1.8 to 3.0 kg/t for the other composites. This is likely due to the presence of cyanide soluble copper present in this sample, as seen by the high copper concentration in the pregnant leach solution. This is an important consideration for mine planning, since this material behaves differently than most of the feed to the processing plant.
13.4.6Solid-Liquid Separation
Flocculant scoping testwork was performed on the samples, as a complement to work done previously for the
16525-05 program. The test program is presented in Table 13-24.
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Table 13-24Solid-Liquid Separation Test Program

Cyanidation No.	Sample I.D.	Test Completed
CN-7 Pulp	Ag Red Gravity Tailing	Full Flocculant Scoping, Static Settling
CN-9 Pulp	Pit 8th Gravity Tailing
CN-6 Pulp	High Cu Gravity Tailing	Flocculant Response Confirmation, Static Settling
CN-8 Pulp	Fault Gravity Tailing
CN-10 Pulp	Main Comp Gravity Tailing
The settling tests yielded similar results to the 16525-05 test program. For the majority of the composites, the best products were Magnafloc 338 (flocculant) and Magnafloc 1687 (coagulant). An improvement in the supernatant clarity was noted with the use of the coagulant 1687. The Fault sample was the only exception, where the use of Magnfloc 338 only yielded better results, with the coagulant causing an increase in overflow turbidity. Magnafloc 10 was also used during dynamic tests and variability testing, with good results.
Magnafloc 10 and Magnafloc 338 are both high molecular weight anionic flocculants.
Rheology testwork was also conducted, with all samples showing Plug Flow responses during the unsheared sample measurement. Based on the results, an underflow percent solids of 54-61% (w/w) is expected from an industrial application.
13.5METSO:OUTOTEC SOLID/LIQUID SEPARATION
Solid/Liquid separation testwork was also done by Metso:Outotec in 2022. The objectives of the tests were to determine the thickening characteristics for the process design criteria, including flocculant/coagulant types and dosages.
13.5.1Flocculant Selection
Seven different flocculants were tested during flocculant screening testwork. It was noted that the low anionic or non-anionic flocculants yielded clear overflow while high anionic flocculants had cloudier overflow.
Flocculants SNF 920 VHM and 905 VMH were selected as having the best overflow quality and flocculation.
13.5.2Dynamic Thickening Tests
Several dynamic thickening tests were performed by varying the solids loading rate and the flocculant dosage.
Measured outputs from the underflow density and overflow clarify. The results are presented in Table 13-25.
Table 13-25Results from Metso:Outotec Testwork

Run No.	Flux (t/ (m2·h))	Feed	Flocculant		Coagulant		Underflow		Overflow
		Liquor RR (m/h)	Type	Dose (g/t)	Type	Dose (g/t)	Meas. Solids (% (w/w))	YS (Pa)	Solids (mg/L)
1	0.6	2.63	920 VHM	50	-	-	62.4	57	770
2	0.6	2.63	905 VHM	60	-	-	61.9	68	620
3	0.6	2.63	905 VHM	70	-	-	61.2	48	540
4	0.6	2.63	905 VHM	50	DB45 VHM	25	62.2	79	< 100
5	0.8	3.51	905 VHM	50	DB45 VHM	25	59.9	53	< 100
6	1.0	4.39	905 VHM	50	DB45 VHM	25	60.0	76	< 100
7	0.5	2.19	905 VHM	50	DB45 VHM	25	61.8	84	< 100
The results indicate that the objective percent solids of 65% was not attained, and a value of 61-62% was the maximum achievable underflow density. The use of coagulant (tests 4-7) had a significant impact on overflow clarity, while increasing flocculant dosage had a less significant impact on the overflow clarity.
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13.6INTERPRETATION OF RESULTS
From the given test results, the following findings were used for determination of the process flow diagrams and design criteria:
•Based on the mineralogical examination, the anticipated silver recoveries were expected to be in the high 80% to low 90% range. This was confirmed throughout the test program.
•The ore can be considered to be very hard, with all samples testing in the 90th-100th percentile of hardness.
•The E-GRG number for the Main Comp was 33.8%, indicating that the inclusion of a gravity circuit in the final flowsheet was justified. Silver recovery into the Mozley table concentrate, which is more realistic for industrial gravity concentration operations, was more modest at around 15%. However, considering the high head grade and the presence of coarse silver, it is still a benefit to recover silver prior to cyanidation and the inclusion of a gravity circuit poses little risk to the project.
•Flotation tests confirmed that the gravity tailings are amenable to flotation. The flotation option was retained during the Feasibility Study, however the direct cyanidation of the gravity tailings option was ultimately selected for engineering and construction.
•Cyanidation testwork showed that the best recoveries are achieved at extended durations and high cyanide levels. Direct cyanidation of the gravity tailings showed slightly lower silver recoveries than the flotation option, however with considerably lower reagent consumption as well.
•The optimum peroxide addition to the barren solution is at the dosage of 3.27 g of 100% H2O2 /g CNWAD so that the free cyanide is minimized. Cyanide destruction is required for the flotation option, however was not retained for the final gravity tailings leaching option.
•Merrill-Crowe silver recovery was selected for the final design.
•The presence of copper can have a negative impact on silver recovery and cyanide consumption, as noted in the 2022-2023 testwork program.
The following tests have been conducted by SGS Canada Inc. in 2021, yet excluded from this section, since they do not directly form part of the final flowsheet:
•Carbon modelling testwork
•Electrowinning testing; and
•Davis Tube testing.
Additional testwork completed but not included in the final flowsheet, or this section, include:
•Additional solid-liquid separation tests on flotation concentrate by Flottweg
•HPGR testwork
•Flotation testwork by Eriez
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14.0MINERAL RESOURCE ESTIMATE
14.1INFORMING DATA
The MRE is based on diamond core and RC drilling conducted by Aya since 2021, and a selection of drilling conducted by previous operators SOMIL, BRPM, CMT, and Maya from 1982 to 2020 (Table 14-1). Data were provided in a Seequent Leapfrog project file, based on CSV exports of the main SQL database. Collar, survey, assay, lithology, and density data tables were supplied. Data from all drill holes were used to inform the geological and estimation domains. Only data from RC and DD samples were used to inform the MRE.
Table 14-1Summary of informing data.

Hole type [1]	n Holes	Meters	Samples (Ag)
All drill types used for domaining (including RC & DD)
DD	1,714	200,390	160,387
UG channel	1,743	13,287	15,035
RC	676	35,678	38,049
Percussion	4,361	107,429	106,640
Blast hole	14,590	85,417	58,592
Total	23,084	442,201	378,703

Used for 2025 MRE (RC & DD only)
DD	1,714	200,390	160,387
RC	676	35,678	38,049
Total	2,390	236,068	198,436
1.DD: Diamond Drilling; UG channel: Underground Channel; RC: Reverse Circulation; Percussion: Underground percussion drilling; Blast hole:
Open pit blast holes.
14.2INTERPRETATION
14.2.1GEOLOGICAL DOMAINS
The interpretation of geological domains is crucial for providing a first-order constraint on grade populations and ensuring that the geological controls on mineralization guide the modelling of estimation domains.
Geological modelling was conducted by the QP (Abraham Whaanga) in Leapfrog Geo, using the interval selection and the vein system tools to create a geological model (litho-structural model) consisting primarily of a lithological model and a simplified structural model.
14.2.1.1LITHOLOGICAL MODEL
A 3D model of the host lithologies was created by third-party consultants (TECT) using implicit modelling from a simplified coding of the lithological logging (TECT, 2024). Lithological codes were grouped, and an interval selection created to subdivide lithologies for modelling. Although lithological volumes were only constructed from diamond drill holes, RC drill holes were considered for the grade shell models, structural domains and mineralization trends. These lithological domains were used as the basis for the density estimate of the host lithology (Figure 14-1).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 182
Figure 14-1Flow chart illustrating the TECT litho-structural model workflow.
14.2.1.2STRUCTURAL MODEL
TECT completed structural analysis and 3D modelling of Zgounder based on two mapping campaigns (7–13
December 2023 and 22–27 April 2024). A total of 740 planar and 61 linear structural features were measured throughout the underground and surface exposures. Using the lithological model as a base, a domain-specific structural model was developed, consisting of 18 structural domains. These domains were based on both field structural data and grade trends observed in 3D. Within each domain, dominant mineralization trends were determined (Figure 14‑2). By grouping adjacent domains with similar structural orientations, Aya simplified/consolidated these 18 mineralized domains into eight domains (Figure 14‑3).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 183
Figure 14‑2Plan view of TECT’s structural domains.
Figure 14‑3Plan view of Aya’s simplified structural domains.
14.2.2ESTIMATION DOMAINS
14.2.2.1SILVER
Using the lithological and simplified structural domain models as a basis, estimation domains were created in
Leapfrog using indicator radial basis function (RBF) interpolants. Domains were constrained at three different
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 184
modelling grade cut-offs: 10.0 g/t Ag for low-grade mineralization (LG10), 60.0 g/t Ag for medium grade
(MG60) and 150.0 g/t Ag for high grade (HG150). The QP (Abraham Whaanga) considers the modelling cut-off grades used to be sufficiently far from likely economic cut-off grades to be a suitable choice for modelling the mineralization.
The multi-indicator modelling strategy for Zgounder is based on investigation of the Ag grade architecture at
Zgounder. Three main grade architectures are generally distinguished (Figure 14‑4):
•mosaic,
•model with no edge effect when leaving the waste domain, or
•diffusive model.
The QPs (Abraham Whaanga and Olivier Bertoli) investigated the grade architecture for Zgounder by analyzing the behavior of ratios of cross-variograms to simple variograms for different grade indicators, a method proposed by Rivoirard (1994). If the grey area on the diagrams in Figure 14‑4 represents the 10–60 g/t Ag bin, the yellow area represents the 60–150 g/t Ag bin, and the red area the >150 g/t Ag bin, the architecture of these grade bins can be determined by plotting the ratios of cross-variograms to the simple variograms for the indicators at these thresholds (10, 60, and 150 g/t Ag). By assessing these ratios against the separation distance, it is possible to appraise the generalized grade architecture. Rivoirard (1994) demonstrates that the probability of entering the grade contour at cut-off grade j, when leaving the contour at cut-off grade i (where i
< j); formally Prob[Z(x)>j|Z(x)>i,Z(x+h)<i] can be expressed as γij(h)/γi(h)  where γij(h) is the cross-variogram of the indicators at i and j at separation distance h.
When γij(h)/γi(h) increases with distance h for all cut-off grades, the grade architecture is diffusive. If the curve is flat and constant for all cut-off grades, the mosaic model provides a better representation of the underlying grade architecture. If the ratio is flat for high cut-off grades, the model is then compatible with the absence of edge effects when entering high-grade contours.
The results of the analysis performed at Zgounder (Figure 14‑5) indicate that the grade architecture is diffusive at lower grades, demonstrated by the presence of a structure in  γij(h)/γi(h). Therefore, the use of grade-shell contouring to delimit the low- and medium-grade envelopes (LG10 and MG60) may be considered fit for purpose. The transition into the high-grade contours has less pronounced edge effects, demonstrated by the lack of structure in γij(h)/γi(h). Therefore, methods based on indicators may provide a better reproduction of the grade transitions at higher thresholds. The QPs (Abraham Whaanga and Olivier Bertoli)
also note that the estimation strategy should be adapted to reflect the strong dissymmetrical nature of the distribution for the HG150 domain.
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Figure 14‑4Schematic representation of different grade architectures: mosaic (top), model with no edge effect when leaving the waste domain (bottom left), and diffusive model (bottom right).
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Figure 14‑5Ratio of cross to simple indicator downhole variograms for the DD and RC drill hole population.
At Zgounder, low-grade mineralization occurs broadly along an E-W direction, with higher grades occurring in an array of orientations ranging from NE-SW, N-S, E-W and flat, low-angle faults and fractures.
To incorporate the structural domain model into the estimation domains, a simplified representation of the key structural orientations was created for each structural domain. Planar representations (form interpolants)
of the dominant trends were made at a 15-m spacing for each domain (Figure 14‑6). The form interpolants were then used to guide the RBF indicator interpolants for the MG and HG domains. For the LG domain, a global E-W structural control was used.
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Figure 14‑6Structural disks and form interpolants in TECT’s structural domains.
The first iteration of grade shell domains created from the TECT form interpolants was deemed to reasonably capture the broad geological controls, but fine-tuning was deemed necessary to better capture local structural controls.
For the second model iteration, geological contacts were used in combination with structural orientations to guide the grade shell wireframe. Lithological contrasts, including the folded contact between the rhyolite, mafic dyke and sedimentary units, have a strong control on the geometry of mineralization. These contacts, and the faulted felsic intrusive contact to the north of the resource, were used to create two trend planes.
These trend planes were used to create a second iteration of the LG10 RBF interpolant. The resulting indicator domains produced a more realistic representation of mineralization than the first iteration (Figure 14‑7).
For the medium- to high-grade domains, a further ten trend planes were added, representing structural controls on high-grade mineralization, including NE striking faults. Trend planes were also added in areas where drill holes perpendicular to the true thickness of mineralization created unrealistic mineralization shapes in Leapfrog (Figure 14‑8). Comparisons between the first and second iteration are illustrated in
Figure 14‑7. The second interpretation demonstrates better continuity of grade, especially at depth
(Figure 14‑9).
Trend planes were adjusted along with cluster control settings and resulted in better alignment of indicator shells along structural trends, with increased connectivity and selectivity within grade bins (Figure 14‑10).
For the open pit area, on the eastern side of a major N-S striking fault, observations by TECT suggested a predominantly shallow orientation of the mineralization. However, the indicator shells generated in this orientation did not reveal strong geological continuity (Figure 14‑12). On the second site visit in December
2024, the QP (Honza Catchpole) reviewed the open pit geology and discussed mineralization orientations with the Zgounder senior production geologist. The QP confirmed that the open pit mineralization is predominantly controlled by E-W trending structures dipping sub-vertically (~80°) to the south. The QP also confirmed that mineralized sub-horizontal structures were not observed. The model was adjusted based on the QP’s observations resulting in improved continuity in the open pit area (Figure 14‑12).
A summary of the finalized estimation domains and their informing structural trends is given in Table 14‑2.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 188
Figure 14‑7LG10 Indicator domain using structural orientations (left) and geology geometric trends
(right).
Figure 14‑8Indicator shapes for the LG10 domain (iteration 1 in blue, iteration 2 in red).
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 189
Figure 14‑9Improved continuity at depth in the LG10 domain, perspective view looking NNE.
Figure 14‑10Indicator domains for the open pit area in version 1 (left) and version 2 (right).
The three finalized grade estimation domains and their informing structural trends are summarized in
Table 14‑2.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 190
Table 14‑2Summary of the grade estimation domains for Zgounder

Domain	Structural Trend	Informing Wireframes
LG10	Mineralization Trend	North Guide, South Guide
MG60	Mineralization Trend High Grade	North Guide, South Guide, Trend 2 - 9
HG150	Mineralization Trend High Grade	North Guide, South Guide, Trend 2 - 9
14.2.2.2BULK DENSITY
An assessment of density data in the mineralized domain indicates that bulk density follows a symmetrical, unimodal distribution. A total of 9,274 data points were available in the litho-structural domain, with a mean density of 2.74 g/cm3. Of these 1,327 data points were within the mineralized domain, with a mean density of
2.77 g/cm3 (density data were collected at ~10-m intervals).
Mineralization at Zgounder is characterized by low sulfide content, and the densities of silver mineralized sections are generally not distinguishable from unmineralized sections. Bulk densities are grouped in the litho-
structural model (Figure 14‑11).
Figure 14‑11Density grouped by litho-structural model
14.2.2.3EXTRAPOLATION
Extrapolation was limited to approximately half the drill spacing along strike and at depth. This amounts to
~40 m along strike and ~20 m down dip. All data types were used to generate the estimation domains, guided by a mineralization structural trend related to the indicator cut-off. Data spacing is variable across the deposit, ranging from close-spaced grade control underground trench samples ~4 m along strike to exploration drilling with spacing up to ~80 m. Due to the density and variety of data included in the estimation domains, the QP considers the extrapolation presents a low risk.
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14.2.2.4ALTERNATIVE INTERPRETATIONS
At a large scale, the controls on mineralization at Zgounder are reasonably well understood and supported by the data, geology, and historical mine workings. However, the geological domains may vary considerably between known locations, and additional sampling may provide locally alternative interpretations.
The QPs (Abraham Whaanga and Olivier Bertoli) consider that, at this stage in the project and at this level of data resolution, alternative interpretations of the geology and mineralization are possible but not likely to generate models or estimates that are significantly different from those presented in this report.
14.3SUMMARY STATISTICS & DATA PREPARATION
14.3.1SILVER
Assay data were composited to 2-m intervals. The dominant sample size was 1.1 m, with ~80% of samples between 1 m and 2 m. The compositing intervals (2 m) for the Zgounder Project offer an acceptable compromise between capturing the desired precision of the geological and estimation domain modelling process and matching the selectivity of the (underground) mining operations. All domains are characterized by skewed distributions and high coefficient of variation (CV) values.
Table 14‑3Domain statistics, 2-m composites, declustered (20 m x 20 m x 20 m decluster window).

Assay	Domain	Samples	Mean (g/t)	SD	CV	Variance	Min (g/t)	Q1 (g/t)	Q2 (g/t)	Q3 (g/t)	Max (g/t)
Ag	LG10	$82,511.00	41.9	149.6	3.6	22,384	1	14.1	20.2	33.2	10,924
	MG60	15,092	215.1	451.5	2.1	203,892	1	72	99.9	162.7	10,655
	HG150	7,002	748.3	1,022.3	1.4	1,045,125	1	228.5	390.2	832.1	16,555
SD – standard deviation CV – coefficient of variation
The QPs (Abraham Whaanga and Olivier Bertoli) note that in selective underground operations, the choice of the composite size and residual sample treatment can have a significant impact on the resulting grade distributions. There are three options for the treatment of residual samples.
1.Distribute equally: The contiguous sampling intervals encountered down the hole are composited to a constant length (which varies from interval to interval, and thus from hole to hole) that best approaches the target composite length, i.e. the length of the residual sample should be evenly distributed across all previous composites created to the nominal target length.
2.Add to previous: Consists of creating a last composite that adds the length of the residual to a normal composite.
3.Discard: Consists of discarding the residual sample, which is considered too small to create a composite.
The QP (Abraham Whaanga and Olivier Bertoli) note that:
•Option 1 offers the advantage of not discarding information, and of creating a constant composite length along the hole but one that may vary (albeit marginally) from drill hole to drill hole.
•Option 2 offers the advantage of not discarding information but systematically creates long residual composites towards the end of the sample run.
•Option 3 offers the advantage of creating composites of strictly equal length but ends up discarding information at the periphery of the domain.
The chosen method for the treatment of residual samples < 0.5 m is distribute equally with samples weighted by length.
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A comparison of the metal balance between raw intervals and resulting composites is provided in Table 14‑4.
The QP (Abraham Whaanga) also conducted a sensitivity analysis of the in-situ estimate to the compositing strategy and residuals treatment (Section 14.8).
Table 14‑4Comparison of total metal before and after compositing.

Domain	Raw assay Sum metal (g)	Composite Sum metal (g)	Variance
LG10	2,577,606	2,467,908	-4%
MG60	1,810,558	1,805,506	0%
HG150	2,262,608	2,307,218	2%
Figure 14‑12Log histogram of the LG10 domain, 2-m composites.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 193
Figure 14‑13Log histogram of the MG60 domain, 2-m composites.
Figure 14‑14Log histogram of the HG150 domain, 2-m composites.
14.3.2BULK DENSITY
Density data were not composited and the mean grades within the litho-structural domains were assigned.
Density measurements are length weighted and summarized in Table 14‑5.
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Table 14‑5Summary statistics of density in litho-structural domains.

Estimation Domain	Count	Length (m)	Mean (g/cm3)	SD	CV	Median (g/cm3)	Upper quartile (g/cm3)	Maximum (g/cm3)
Andesitic Tuff	10	1	2.52	0.03	0.01	2.53	2.54	2.55
Felsic Intrusion	350	60	2.68	0.1	0.04	2.68	2.75	3.13
Mafic Dyke	270	41	2.84	0.13	0.05	2.86	2.95	3.16
Rhyolite	2,151	317	2.65	0.09	0.03	2.63	2.66	4.2
Sediment	6,318	981	2.76	0.09	0.03	2.77	2.8	4.23
Total	9,207	1,418	2.74	0.11	0.04	2.76	2.79	4.23
SD – standard deviation, CV – coefficient of variation
Figure 14‑15Histogram of density.
14.4SPATIAL ANALYSIS & VARIOGRAPHY
14.4.1SILVER
The raw composites demonstrate limited structure and variogram models were fitted on normal-scores transformed data instead. Nugget effect ratios (γ0) were modelled from downhole variograms and are typically around 25–40% (back-transformed). Variogram models were fitted using two-spherical structures, with ~80% of the variance typically reached around ~5–15 m and the sill is reached at 55–80 m along the major and semi-major axes. Along the minor axis, ~80% of the variance is reached around ~4–7 m and the sill is reached at 13–25 m. For the downhole variogram, ~80% of the variance is reached around 3–8 m and the sill is reached around 25 m. For the LG10 domain, isotropic omnidirectional variograms were used due to the mixed structural orientations of mineralization indicating no clear dominant trend. For the MG60 and HG150 domains, clear structural orientations were observed and anisotropic variograms were used.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 195
Figure 14‑16Omnidirectional variogram for the LG10 domain.
Figure 14‑17Back-transformed variogram for the HG150 domain.
14.4.2BULK DENSITY
Density data were assigned in the block model to match the mean density for each estimation domain.
Table 14‑6Density data mean values.

Estimation Domain	Mean (g/cm3)
Andesitic Tuff	2.52
Felsic Intrusion	2.68
Mafic Dyke	2.84
Rhyolite	2.65
Sediment	2.76
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14.5BLOCK MODEL
Block model parameters are detailed in Table 14‑7. The overall strike of the mineralization is east shifting to the north, within the current open pit situated east of the NNE striking fault. The model was not rotated to align with the dominant E-W structural trend. Block dimensions were chosen to represent half the closest drill spacing along strike (10 m) and half the vertical hole spacing along Z (10 m). The block size along the y-
direction was chosen to help represent the narrower structures and was set to 4 m as a compromise (with 8
m being the preferred size based on data spacing) to allow the model to be easily re-blocked to 2 × 2 × 2 for the mining engineering department to complete resource and reserve shapes for mine planning. The estimate was reported in sub-blocks of 1.25 m × 1 m × 1.25 m (x, y and z) to match anticipated stope dimensions along the x- and z-directions and to retain sufficient resolution to represent the narrow lodes along the y-direction.
Discretization points were selected to match the compositing length of 2 m and average drill hole angle of 60 degrees, resulting in 5 × 2 × 5 discretization points along x-, y- and z-directions, respectively.
Table 14‑7Block model description.

Number of parent blocks:	133 × 175 × 84 = 1,955,100
Sub-blocks per parent:	8 × 4 × 8 = 256
Sub-block mode:	Octree
Base point:	275500, 420080, 2310
Parent block size:	10, 4, 10
Minimum sub-block size:	1.25, 1, 1.25
Boundary size:	1330, 700, 840
Leapfrog rotation:	None
Azimuth:	0°
Dip:	0°
Pitch:	0°
14.6ESTIMATION
14.6.1SILVER
A contact analysis was completed to investigate the boundary conditions of each domain. A selection of contact analysis plots are presented in Figure 14‑18 and swath plots are presented in Figure 14‑19. The mean grade was reviewed inside the domains, around the boundaries and outside the domains. The contact plots confirm the clear transitions between MG and HG mineralization and the much more gradual transition in and out of the MG domain. The QPs (Abraham Whaanga and Olivier Bertoli) decided to estimate the MG domain using a soft boundary of 8 m, both into out of the LG and the HG domains.
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Figure 14‑18Contact analysis plots for the LG10, MG60 and HG150 domains.
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Figure 14‑19Swath plots for the LG10 domain, (sample grades in orange, block grades in blue).
Grades were interpolated using ordinary kriging for the LG10 and MG60 domains and residual indicator kriging
(RIK) for the HG150 domain (Rivoirard, 1991).
The use of RIK in HG150 stems from the characterization of the grade architecture in the HG150 domain
(Section 14.2.2.1) and the confirmation that there is no edge effect in that domain: the HG150 boundary can be sharp with very high-grade material present without observing a gradational change through intermediate grade intervals. RIK just like MIK (multiple indicator kriging) relies on a coding of the input grade distribution based on indicators. The difference with MIK, and superiority of RIK when used in the proper context is that only a few (3 or 4) indicator thresholds need to be considered to properly model the distribution, and that the estimation can be made independently on factors based on these indicators. This means that there is no loss of information incurred when estimating the factors independently (unlike MIK where the independent estimation of the multiple indicators incurs a significant loss of information). The determination of residual factors is detailed in Table 14‑8.
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Table 14‑8RIK parameters for the HG150 domain.

Domain	Ag Threshold (ppm)	Indicator	Proportion (Indicator Mean) in the domain	Independent factor estimated in RIK	Bin proportion	Bin Mean Grade (ppm)	Grade used in RIK (ppm)
HG150	0	1	1		1-I150	90	90
	150	I150	T150	1-I150/T150	I150-I300	213	250
	300	I300	T300	I150/T150- I300/T300	I300-I500	383	350
	500	I500	T500	I300/T300- I500/T500	I2500-I500	1,082	1,000
	2500	I2500	T2500	I500/T500- I2500/T2500	I2500	5,132	4,000
Final estimate: Proportion 0–150*90 + Proportion 150–300*250 + Proportion 300–500*350 + Proportion 500–2500*1000 + Proportion 2500*4000
Search neighborhoods were optimized for global accuracy to yield sufficient samples for estimation and create an acceptable level of smoothing while minimizing conditional bias. Search neighborhoods were generally 80 m in the major direction (x), 50–75 m in the semi-major direction (z) and 20-45 m in the minor direction (y). The anisotropic MG60 and HG150 search neighborhoods were variably orientated, using the same structural trend applied to the indicator estimation domains as described in section 14.2.2. A minimum of four and a maximum of 40 samples was used to inform the estimate. Due to the high density of data available for the estimate, blocks were filled in one pass. For the LG10 domain, soft boundaries of 0.5 m and 2
m were used, with a soft boundary of 8 m for the MG60 domain, to reflect the smooth grade transition across the LG10/MG60 boundary. Due to the paucity of DD data in the area of the current open pit, the soft boundary settings of the LG10 domain are set to 0.5 m in areas where the ratio of DD to RC samples within a block estimate is <1:2, to limit the influence of RC samples on the estimate. For the rest of the LG10 domain, the soft boundary margin was set to 2 m. Figure 14‑20 illustrates the region for which a reduced soft boundary setting of 0.5 m was used.
Figure 14‑20LG10 domain soft boundary estimate ratio.
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14.6.2BULK DENSITY
The domain mean value for bulk density was assigned within the litho-structural model. (Figure 14‑21). A comparison of density by litho-structural domain within the estimation indicator domains illustrates that 81%
of the mineralization occurs within the Sediment, and 13% within the Mafic dyke (Table 14‑9).
Figure 14‑21Density by litho-structural domain within the estimation indicator domains.
Table 14‑9Density block model statistics within estimated blocks.

Domain	Vol	% of Estimate	Mean
Andesitic Tuff	728	0.1%	2.52
Felsic Intrusion	1,825	0.2%	2.68
Mafic Dyke	97,627	13.0%	2.84
Rhyolite	39,119	5.2%	2.65
Sediment	610,047	81.4%	2.76
14.7VALIDATION
The estimate was validated through visual validation, global mean validation, review of swath plots, and mine to mill reconciliation to ensure that modelled grades fairly reflect input data.
14.7.1GLOBAL MEAN VALIDATION
The input mean composite grades (declustered) were compared against the estimated block mean grades, by estimation domains. Declustering was completed to reduce the influence of variable data spacing on mean composite grades, resulting from the combination of close spaced grade control data with widely spaced exploration drilling.
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Table 14‑10Comparison between block model mean grades and composite mean grades.

Estimation method	Domain	Block Mean Ag Grade (g/t)	Composite Mean Ag Grade (g/t)	Declustered Composite Mean Ag Grade (g/t)	Relative Difference Between Block Grades and Declustered Composite Ag Grades
OK (sb 2 m)	LG10	87	98	85	3%
OK (sb 0.5 m)	LG10	52	59	56	-7%
OK	MG60	152	137	154	-1%
RIK	HG150	905	890	896	1%
14.7.2SWATH PLOT VALIDATION
Block model Ag grades were validated by comparing the declustered composite grades with the block model using swath plots and visual cross-section validation. The swath plots were generated for Ag in x- and z-
directions and across strike (y) for all estimation domains. The plots indicate estimation results are unbiased and appropriately smoothed, and outliers did not lead to bias in areas of low sample support. Swath plots for the HG RIK domain are compared against an uncut OK estimate (blue) and composite grades (yellow)
illustrated in Figure 14‑22.
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Figure 14‑22Swath plots for Ag within the HG150, MG60 and LG10 domains along the x- and y-directions
(sample grades in orange).
14.7.3VISUAL VALIDATION
Visual validation along cross-sections demonstrated a good correlation between the input grade and the estimated block grades. The soft boundary used provided a smoother grade transition between the different grade shells (Figure 14‑23 and Figure 14‑24).
Figure 14‑23Section view looking west comparing OK block grades with composite grades for the LG10 and MG60 domains.
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Figure 14‑24Section view looking west comparing RIK block grades with composite grades for the
HG150, MG60 and LG10 domains.
14.7.4RECONCILIATION VALIDATION
Volumes from several models were evaluated within underground mined survey solids and reconciled against end of month (EOM) produced mill feed plus ore stockpiled over a 22-month period, January 2023 to October
2024. All models had 10% tonnes dilution, and 95 % ounces recovery applied. The volumes reconciled represent ~3% of the tonnes and metal within the total classified resource. Over the 22-month period, the RIK model prepared by the QP (Abraham Whaanga) has the closest to the EOM produced numbers: 10% lower on tonnes, 12% higher on grade for 100% of the metal. Figure 14-25 compares the current Aya resource model and production model against RSC’s RIK model.
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Figure 14-25Model to Mill reconciliation comparing the Aya resource and production models and RSC’s
RIK model to Mill production.
14.8SENSITIVITY TESTING
A sensitivity analysis was conducted as part of the validation workflow. The estimate was most sensitive to domaining decisions.
Implicit grade shells were tested at the following cut-offs 10, 50, and 150 g/t, and 10, 60 and 150 g/t. A grade of 60 g/t was selected as it is closer to the median of the 40 g/t open pit cut-off and the 80 g/t underground cut-off used by Aya prior to the completion of this resource and reserve process.
Two main versions of implicit grade shells were created (at 10, 60, and 150 g/t): a version using the TECT structural domains, with less lithological input, and a second version using the geometry of the lithological boundaries in combination with the structural information. Within these versions, form interpolant strength, anisotropy and ISO strength were adjusted. Each estimation domain version and model estimate was reviewed and iteratively adjusted to produce shapes that best fit the data. Data were also provided at three separate times October 2024, January 2025 and July 2025. The range of results were 97–102% tonnes, 87–
100% grade, and 91–102% on metal compared with the final estimate, demonstrating stability in the estimate at a variety of parameter settings and with increasing data density.
•The estimate was tested using 4-m sample compositing length and the final grades are compared by estimation domain (Table 14-11). A check estimate constrained within the Phase 1 pit shape was carried out using 4-m sample compositing length and the material compared by estimation domain
(Table 14-12). The comparison resulted in moderate changes to the mean grade, mass and metal in the selected estimation domains, demonstrating moderate sensitivity to composite length (Tables 14-14 and 14-15).
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Table 14-11Sensitivity analysis comparing different composite lengths.

Domain	Declustered 2-m Composite Mean Grade (Ag g/t)	Declustered 4-m Composite Mean Grade (Ag g/t)	Relative Difference
LG10	51.3	51.8	-0.9%
MG60	252.5	280.9	-11.2%
HG150	866.6	942.3	-8.7%
Table 14-12Sensitivity comparing different composite check estimates constrained within the Phase 1 pit shape.

	2-m Composite	4-m Composite	Relative Difference
Mass (kt)	1,596	1,591	0.3%
Ag (g/t)	134	143	-7.2%
Metal (koz)	6,858	7,325	-6.8%
Four alternative estimates were created to test the estimation strategy (Table 14-14 and Table 14-15).
Table 14-13Estimate parameters.

Estimate	Domain Parameters
Ok uncut	At 10 g/t, 60 g/t, and 150 g/t
OK cut	At 10 g/t, 60 g/t, and 150 g/t
Top-cut Model (TCM) [1]	HG150 domain with top cut 2,500 g/t
MG60 domain with top cut 500 g/t
LG10 domain with OK uncut
RIK	HG150 domain with RIK
MG60 domain with OK uncut
LG10 domain with OK uncut
1.TCM from (Rivoirard et al., 2013).
Table 14-14Block model mean grade and composite comparisons for different estimation strategies.

Estimation method	Domain	Block Mean Ag Grade (g/t)	Composite Mean Ag Grade (g/t)	Declustered Composite Mean Ag Grade (g/t)	Relative Difference Between Block Grades and Declustered Composite Ag Grades (%)
Final Estimates:
OK uncut (sb 2 m)	LG10	87	98	85	3%
OK uncut (sb 0.5 m)	LG10	52	59	56	-7%
OK uncut	MG60	152	137	154	-1%
RIK	HG150	905	890	896	1%

Alternative Estimates:
OK uncut	HG150	762	867	834	-9%
OK cut	LG10	54	34	34	61%
OK cut	MG60	119	198	184	-35%
Ok cut	HG150	722	759	754	-4%
TCM	MG60	146	137	144	1%
TCM	HG150	800	867	834	-4%
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Soft boundaries for the LG10 and MG60 domains were tested at a range of distances to provide an appropriate level of smoothing, while limiting grade smearing. Review of the relative difference between the domain block grades and the declustered composite Ag grades and visual validation of domain boundaries served to validate the precision of the global versus local estimate.
Sensitivity to drill type was tested to appraise the sensitivity of the estimate to the proportion of RC data within an area. Five estimates were evaluated within a Phase 1 pit shape provided by Aya. All are estimated with OK and uncut. Results are illustrated in Figure 14-26. Tonnes are consistent between all estimates.
Estimated metal and grade were lowest for the estimate based on all sample data, including underground and open pit grade control samples. Similar contained metal and higher grades were obtained by estimating using only RC or DD data. The estimate based on RC and DD data yields an estimated grade and contained metal within 1% of the RIK estimate.
Figure 14-26Graph illustrating variances between drill type estimates.
•Comparisons of RC and DD only estimates versus the percentage of RC samples within the final combined estimate, demonstrate a range between ~60% and ~80%, where the RC samples begin to demonstrate a positive bias (RC overreporting), as illustrated in Figures 14-27 and 14-28.
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Figure 14-27RC only vs DD only estimates relative to percentage of RC samples in the combined estimate.
Figure 14-28Long section and plan view of the total resource illustrating blocks estimated with >80% RC samples.
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14.9DEPLETION
The MRE was depleted for underground and open pit mining up until June 2025. Depletion was applied by using digitized depletion wireframes, flagged against the block model to create four categories: In Situ, Mined
OP, Mined UG, and Air.
14.10RESOURCE CLASSIFICATION
14.10.1CLASSIFICATION CRITERIA
The QPs (Abraham Whaanga and Olivier Bertoli) have classified the Mineral Resource in the Inferred, Indicated and Measured categories in accordance with NI 43-101, the best practice guidelines defined by the CIM guidelines for mineral resources and mineral reserves, and the CIM Definition Standards on Mineral Resources
and Mineral Reserves (May 2014). For the Inferred portion of the MRE, geological evidence is sufficient to imply but not verify geological and grade continuity. For the Indicated portion of the MRE, Geological evidence is sufficient to assume geological and grade or quality continuity between points of observation. For the
Measured portion of the MRE, Geological evidence is sufficient to confirm geological and grade or quality continuity between points of observation. The Mineral Resource is based on exploration, sampling and assaying information gathered through appropriate techniques from drill holes.
The classification of the resource relies on the QPs multi-factor scorecard analysis which considers data quality, confidence in the geological domain modelling, and local estimation precision to derive an overall semi-quantitative measure to support resource classification.
The resource classification at Zgounder is based on the cartesian average distance to the nearest three drill holes (three-hole rule, Table 14-15). The minimum spacing requirements are based on drill hole spacing analysis (DHSA) using the global estimation variance methodology (Postolski et al., 2014).
Only RC and DD data were used to inform the estimate. However, all sample data were used to determine the average distance to data, including production blastholes, underground grade control drilling, RC and DD. The
QPs (Abraham Whaanga and Olivier Bertoli) post-processed the classification by using 3D morphological operations to refine the classification resolution and artifacts created by the three-hole rule assignment
(Figure 14‑29).
A final post processing step was applied by assessing on the ratio of RC to DD samples in the estimation neighborhood. Several issues were identified with the collection of the RC primary sample, highlighted in the
QAT section (section 11). Blocks informed by >80% RC samples were classified as Indicated or Inferred.
Material meeting these criteria is spatially confined to the current open pit, and illustrated in Figure 14‑28 with the proposed open pit expansion.
The variance for RC sample weights is high and the recovery (40–60%) too low to be considered industry good standard, and neither the drilling nor the sampling process was well controlled. Nearest-neighbor analysis between RC and DD data also demonstrates a positive bias towards RC at lower grades (RC overreporting those values) and a negative bias at higher grades.
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Figure 14‑293D morphological operations to refine the resulting classification resolution.
Table 14‑15Characterization of local estimation precision.

Classification	Three-Hole Distance
Measured	12.5 m or less
Indicated	12.5 m to less than 25 m
Inferred	25 m to less than 50 m
The QPs (Abraham Whaanga and Olivier Bertoli) consider that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral Resource only, where not supported by >20% DD core samples. The impact on the total classified resource is a 4% downgrade of material previously classified as Measured to Indicated (Figure 14‑30, Table 14-16).
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Figure 14‑30Percentage of the total resource by classification.
Table 14‑16Mineral Resource Estimate for the Zgounder deposit as of June 30th, 2025.

RPEEE	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Pit Constrained	40	Measured	13,820	144	64,140
	40	Indicated	2,150	131	9,070
	40	Inferred	56	190	350
Out-of-Pit	90	Measured	324	280	2,912
	90	Indicated	2,640	284	24,100
	90	Inferred	360	360	4,200
Total	40/90	Measured	14,150	147	67,050
	40/90	Indicated	4,790	216	33,200
	40/90	Inferred	410	340	4,500
Notes:
1.Mineral Resource Estimate for Zgounder is as of June 30th, 2025.
2.The Mineral Resources have been prepared by Olivier Bertoli, MSc, M.Eng., FAusIMM,  and Abraham Whaanga, BSc., MAusIMM, who both fulfill the requirements to be a Qualified Person (QP) for the purposes o NI 43-101.
3.The Mineral Resource is reported in compliance with NI 43-101 and classified in accordance with CIM guidelines.
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4.Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. There is no certainty that Mineral Resources will be converted to Mineral Reserves.
5.Mineral Resources are reported inclusive of Mineral Reserves.
6.A silver price of USD 28/oz with a process recovery of 90%, and a USD 25/t rock processing cost (including G&A) were used.
7.The constraining pit optimization parameters were 50º pit slopes with a 40 g/t Ag cut-off.
8.The out-of-pit Mineral Resource grade blocks were quantified above the 90 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill underground mining method.
9.The mining costs are USD 2/t in waste and USD 6.8/t in ore, with a mining dilution of 5%.
10.The Mineral Resource is reported at an in-pit cut-off of 40 g/t Ag and an out of pit cut-off of 90 g/t Ag.
11.A royalty of 3% applies.
12.Mineral Resources have been rounded to reflect their confidence.
13.Totals may vary due to rounding.
14.10.2CUT-OFF GRADE
The Mineral Resource has been reported at a cut-off grade of 40 g/t Ag for the open pit and 90 g/t Ag for the underground. Selection of the cut-off grade was based on consideration of previous studies of comparable deposits, as well as assumed mining parameters (Table 14-17) with respect to meeting the criterion of having reasonable prospects for eventual economic extraction. The cut-off abundance is further supported by the economic analysis reported in Section 15.
Table 14‑17Pit optimization parameters

Parameter	Unit	Value
Silver price	US$/oz	28
Royalty	%	3
Process recovery	%	90
Process cost, including G&A	US$/t of ore	25
Overall slope angle	degrees	50
Refinery cost	US$/oz	0.2
14.10.3MINING & METALLURGICAL METHODS & PARAMETERS
The constraining pit optimization parameters are 50º pit slopes, with a 40 g/t Ag cut-off. The out-of-pit Mineral
Resource grade blocks were quantified above the 90 g/t Ag cut-off, below the constraining pit shell and within the constraining mineralized wireframes. Out–of-pit Mineral Resources exhibit continuity and reasonable potential for extraction by the cut and fill and longhole stoping underground mining methods.
14.10.4REASONABLE PROSPECTS FOR EVENTUAL ECONOMIC EXTRACTION (RPEEE)
Aya Gold & Silver used a standard optimization approach to determine and generate the pit shells for the
Zgounder Operations. Pit optimizations were completed using Geovia Whittle pit optimization software. This software determines the nested pit shells, using the pseudoflow algorithm, considering the estimated revenues and costs associated with each mining block, and respecting slope dependencies and overall slope angles.
Within the Geovia Whittle software, a reblocking of the regularized block model was done into blocks of 8m x
8m x 8m, in order to speed-up the optimization process. The reblocking was done keeping the parcels within each block.
Portions of the deposit that do not have reasonable prospects for eventual economic extraction (RPEEE) are not included in the mineral resource estimate. In assessing the reasonable prospects, the QPs (Abraham
Whaanga and Olivier Bertoli) evaluated conceptual mining, metallurgical and economic parameters, as well as
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environmental and social aspects. The mineral resource reported here is a realistic inventory of mineralization which, under assumed and justifiable technical, economic, and developmental conditions, might, in whole or in part, become economically extractable.
In assessing the RPEEE, the QPs (Abraham Whaanga and Olivier Bertoli) considered all the available baseline studies and evaluated the social and political stability in the Project area.
The cut-off grade was selected based on the outcomes of the mineral reserve estimates (Section 15). The economic assessment considered the costs of the project (including mining costs, transport costs, processing costs, sustaining capital, general and administration, and royalties), as well as product price and recovery.
14.10.5COMPARISON WITH HISTORICAL ESTIMATE
Since the December 2021 estimate, underground production rate has significantly increased, opening new headings at depth and in the eastern areas of the mine. In addition, open-pit production has commenced, exposing 10-m-high wall faces which has allowed the Aya geology department to carry out extensive new mapping.
With the increase in production, the amount of grade control drilling has also risen. Approximately 275,000 meters of drilling have been completed since the previous estimate, representing 64% of all drilling conducted on the property to date.
Beyond this newly acquired internal information, Aya has commissioned several external studies to help improve the understanding of the geological and structural context of the Zgounder deposit (Hedenquist
2022; TECT, 2024; Barry 2025). The combination of increased mining rate (and the associated opening of new zones) and additional technical studies and reviews over the last few years, has allowed Aya to refine its understanding of the unique nature of the Zgounder silver deposit.
The December 2021 historical estimate performed well in terms of reconciled total ounces. However, at the local scale, some variations have been observed in both geometry and grade distribution. The ore domain was created using a Nearest Neighbor function with a threshold value of 40 g/t, and the search orientation was constrained only by a single vertical east–west plane. Grades were estimated within a single domain using
Ordinary Kriging (OK). Although top-cuts were applied, we can now observe and posit that the estimation method may have resulted in excessive smoothing of the grades and may not be the best option to adequately represent the discrete and erratic nature of the Zgounder deposit. The above position was reached on the back of a thorough analysis of the data and knowledge collected over the past 3-4 years of operation and is considered a fair reflection of the trends captured by these operational figures and technical analyses.
Considering the amount of new information available and the need to improve the previous estimate, Aya decided to engage a third party to conduct a new independent MRE. The mandate was to incorporate all recent geological and structural interpretations and specifically consider the highly skewed silver grade distribution characteristic of the Zgounder deposit.
The current MRE is constructed with three indicator shells based on structural and geological observations.
The low-grade indicator honors the dominant E-W structural trend, while the medium-grade and high-grade indicators contain multiple orientations. Grades were estimated within the low and medium-grade domains using OK and soft boundaries due to the diffusive nature of the grade architecture. The transition into high-
grade contours has less pronounced edge effects and grade was estimated within the high-grade domain using RIK, a methodology specifically designed to respect the grade architecture in the HG domain.
14.11RISKS
In line with best practices, the QPs (Honza Catchpole and Abraham Whaanga) undertook a risk assessment for the Project. The risk assessment considers the availability of data and gives a performance scorecard and risk rating (Table 14-18). The risk score matrix is given in Figure 14‑31. The risks involved in the modelling and estimations are summarized in (Table 14‑19). The most pertinent risks have also been noted throughout this report.
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Table 14‑18Guide to the rating system used in this report.

Availability of Data
Absent	Entirely absent
Poor	Incomplete MS Excel/export files
Briefly described in report
Average	Basic MS Excel/export files
Briefly described in report
Good	Advanced MS Excel/export files
Well described in report and supporting appendices available
Excellent	Industry best practice SQL or MS Access database
Well described and supported by extensive SOPs
Performance Score Card
0	Complete failure or erroneous
0–3	Largely incorrect
3–5	Largely correct
5–8	Correctly undertaken and industry standard
8–10	Exceeds industry standard and is best practice
Risk Rating
None	No risk to Mineral Resource or project
Low	Minimal risk to Mineral Resource, Ore Reserves, or project viability, within the ranges of Measured Mineral Resources or Proved Ore Reserves
Moderate	Moderate risk, within the ranges of Indicated Mineral Resources or Probable Ore Reserves
High	Notable or consequential risk, within the range of Inferred Mineral Resources
Extreme	Significant risk to Mineral Resource, ranges of error could prevent the classification of Mineral Resources or result in a non-viable project
Figure 14‑31Risk score matrix.
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Table 14‑19Overview of risk factors impacting the MRE

Category		Availability of Data/Info	Score (1–10)	Impact Factor (1–5)	Risk Factor	Comments
Informing Data	Database format	Good	8	1	Low
Data are stored in relational databases of Geotic software suite and SQL server kept at the
Zgounder mine site and managed by a database manager in Marrakech via remote access. Xlsx and csv exports were provided for data review and modelling.

Informing Data	Drilling & primary sampling techniques	Good	7	3	Low- Medium
This MRE is informed by data from diamond (85%) and RC (15%) drilling, that were carried out in line with industry standards and are considered as acceptable sampling methods for the encountered mineralization. The QPs (Olivier Bertoli, Abraham Whaanga, Honza Catchpole)
consider that percussion drilling & sampling is unacceptable due to poor sample delineation, potential cross contamination, and bias (loss of fines) introduced during sludge sampling.
Results from percussion drilling were therefore not included in the MRE.

Informing Data	Drilling & primary sampling recovery	Average	6	3	Medium
Generally good recovery of diamond drill core with low recovery intervals related to geological factors (overburden, fault zones); however, recovery was captured for only 65% of DDHs completed since 2021. No RC recovery data were captured prior to Dec 2024. A sample set requested by the QP (Honza Catchpole) and collected during Q1/2025 demonstrated high variance in sample weights and poor average recovery (40–60%). The QPs (Olivier Bertoli,
Abraham Whaanga, Honza Catchpole) note, that overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral Resource, but not for a
Measured Mineral Resource where not supported by >20% DD core samples.

Informing Data	Logging	Good	7	2	Low	Logging was completed to a good standard. It is mostly consistent and provided a good foundation for geological interpretations.
Informing Data	Sub-sampling techniques & sample preparation	Average– Good	7	3.5	Low- Medium
Subsampling procedures and quality control checks were largely acceptable. The inherent variability of the mineralization was not tested through appropriate half core and RC first split duplicates. Sample preparation represents generally industry standard. Coarse repeats (second split) were only collected for DD but not for RC samples. The observed variances were generally in the range of expectations for mineralization style and comminution stage, with exception of higher-than-expected variance for pulp duplicates from MP-AES third splits at ALS Zgounder.
Afrilab internal quality checks (screen size tests, blanks) did not show any fails, indicating cleaned data.

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Informing Data	Quality of assay data & analytical techniques	Average– Good	6	3	Medium
The analytical procedures (AR-AAS, MP-AES, FA) delivered data that were generally accurate and precise, and fit for purpose of estimation in high-confidence categories. Aya commonly submitted insufficient CRM material for 30 g FA at Afrilab and ALS Zgounder, hence the FA process was not controlled through adequate high-grade CRMs. Afrilab internal CRM results show multiple periods of special cause variation. ALS Zgounder internal high-grade CRMs were largely limited to a single CRM with large confidence brackets and a recently introduced high-
grade CRM indicated a consistent negative bias. Analytical results from acid digestion and fire assay methods are inconsistently reported by Afrilab (not separated by method). Low-grade
CRMs used by ALS Zgounder for results up to 250 ppm are not certified for MP-AES. Umpire results indicate no bias for FA, but are inconclusive for samples <200 ppm Ag due to different methods used at the primary and umpire laboratory.

Informing Data	Verification of sampling and assaying	Good	7	2	Low
During the site visit, the QP (Honza Catchpole) carried out spot checks on collar locations and reviewed the logs of several diamond cores including high-grade mineralized zones; no issues were identified. Upon request of the QP, Aya collected 740 repeat samples (quarter core) for assay verification. The error-corrected results indicated a higher than expected variance, likely dominated by biased AR-AAS results (~25% bias towards the repeat samples for Ag concentrations <100 ppm for AR-AAS). Repeat determinations for bulk density including all lithologies revealed marginally but consistently lower results compared to the existing database entries (between 1.5% and 3% lower)

Informing Data	Location of data points	Good	7	2	Low
Drill collars were surveyed using DGPS (surface) and total station (underground). Collars selected by the QP (Honza Catchpole) for validation are generally acceptable but indicate an inconsistent use of planned and actual coordinates. No validation is carried out by Aya when entering as-built coordinates into the database. Downhole orientation survey data are collected with magnetic and gyroscopic tools. Very limited survey raw data are available for review. The review of DLS indicated dominantly fit-for-purpose survey data.

Informing Data	Data spacing and distribution	Good	8	2	Low
Data spacing is variable across the deposit, ranging from close-spaced grade control underground trench samples ~4 m along strike to exploration drilling with spacing up to ~80 m.
Due to the density and variety of data included in the estimation domains, the QP (Abraham
Whaanga) considers the data spacing and distribution to present a low risk.

Informing Data	Bulk density	Good	7	3	Low- Medium
Generally, BD samples were reasonably distributed over the deposit with exception of the open pit area, for which only limited BD data are available. Aya's sample selection for BD is biased to compact samples (e.g. no samples from friable cores or fractured zones). The BD determination processes and variance in the results are generally acceptable.

Informing Data	Orientation of data/drilling	Good	7	2	Low
Most of the drilling was oriented to intersect the mineralization at acceptable angles. Due to the multiple structural orientations evident at Zgounder some deeper exploration holes intersect at high angles. This is balanced by the abundance of underground drill holes and grade control data, drilled at a variety of acceptable angles.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 217

Informing Data	Database integrity	Average– Good	6	2	Low- Medium
Initially, multiple evidences of poor database management were identified by the QP (Honza
Catchpole) (typographic mistakes, duplicate entries, inconsistent use of logging codes, etc.) but
Aya significantly improved the integrity of database entries over the past year. The review of assay database values against re-imported laboratory certificates revealed about 3% of samples with mismatching sample ID and less than 1% of samples with dissimilar Ag results (0.03 % with differences >50 ppm Ag). Silver analyses completed by AR-AAS and FA are not always correctly or clearly allocated in the database.

Estimation and modelling	Geological interpretation	Good	7	3	Low- Medium
Based on core logging Aya used a simplified set of lithologies to generate the geological model.
Multi-element geochemical data was not available to support the modelling. A 3D model of the host lithologies was created by third-party consultants TECT (2024), using a simplified set of lithological codes derived from diamond drill hole logging. The geological interpretation is underpinned by a 3D structural model constructed by TECT based on underground and surface mapping.

Estimation and modelling	Domaining	Good	7	2	Low- Medium
The estimation domains are considered robust being constructed using indicator grade shells based on the simplified 3D litho-structural model. The grade architecture was investigated and a multi-indicator modelling strategy used. With cut-off grades for the indicator shells considered to be sufficiently far from likely economic cut-off grades.

Estimation and modelling	Compositing	Good	7	2	Low
The composite choice of 2-m offered an acceptable compromise between capturing the desired precision of the geological and estimation domain modelling process and matching the selectivity of the (underground) mining operations. A check estimate with 4-m composite intervals was conducted and demonstrated moderate sensitivity to composite length.

Estimation and modelling	Grade capping	Good	8	3	Low
Residual Indicator Kriging (RIK) estimation method, validated against Ordinary Kriging (OK ) cut and uncut, Top Cut Model (TCM) was sufficient in efficiently controlling high grades without the requirement for grade capping.

Estimation and modelling	Variography	Good	8	2	Low	Experimental and modelled variograms display good structure and an acceptable level of confidence for the estimation of Measured, Indicated and Inferred Mineral Resources.
Estimation and modelling	Interpolation and extrapolation	Good	7	2	Low
Extrapolation was limited to approximately half the drill spacing along strike and at depth. This amounts to ~40 m along strike and ~20 m down dip. Due to the density and variety of data included in the estimation domains, the QP (Abraham Whaanga) considers the extrapolation presents a low risk.

Estimation and modelling	Checks and validation	Good	8	3	Low
The QPs (Abraham Whaanga and Olivier Bertoli) consider the block models to be robustly estimated. Based on a comparison of input mean grades with the block model mean grade, 4 alternative estimates to test estimation strategy, two different implicit grade shell versions testing domaining decisions, soft boundary settings within the LG10 and MG60 domains, and sensitivity of the estimates due to the proportion of samples from varying drill types. The estimate was most sensitive to domaining decisions.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 218

Estimation and modelling	Cut-off	Good	7	4	Medium
A cut-off Grade of 40 g/t Ag for the open pit was selected based on a resource Ag price of
USD28/oz and based on a long-term sustainable plant throughout of 1.4 Mt per annum. A cut-off grade of 90 g/t Ag for the underground was selected based on a combination of two mining methods, cut & fill, and longhole stoping.

Estimation and modelling	Density	Good	7	3	Low- Medium
Mean bulk density values were assigned within the litho-structural model. 81% of the mineralization occurs within the sediment and 13% within the mafic dyke. Density were estimated using OK as a validation check and the QP (Abraham Whaanga) considers the calculation of bulk density to be a low risk to the estimation.

Estimation and modelling	Classification	Average	7	3	Low- Medium
The resource classification at Zgounder is based on the cartesian average distance to the nearest three drill holes (three-hole rule). The minimum spacing requirements are based on drill hole spacing analysis (DHSA) using the global estimation variance methodology (Postolski et al.,
2014). The QPs (Abraham Whaanga and Olivier Bertoli) consider that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral
Resource only, where not supported by >20% DD core samples.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 219
15.0MINERAL RESERVE ESTIMATES
15.1INTRODUCTION
Mineral Reserves are reported for the open-pit and underground mines, both currently in operation, and for the surface stockpiles. Measured and Indicated Mineral Resources were converted to Proven and Probable
Mineral Reserves, respectively.
For the stockpile material, Proven Mineral Reserves are reported. These are based on grade control data and have been converted from Measured Mineral Resources.
The Mineral Reserves are supported by life of mine designs, underground development plans, production schedules, and costs estimates (for both operating and sustaining capital) that have been completed as part of Zgounder Life of Mine update. All inferred Mineral Resources within the mine designs have been converted into waste.
The Mineral Reserves tonnes and grades are stated at mill feed reference point, allowing for dilution and mining recovery, and are reported accounting for mine depletion as of September 30th, 2025.
15.2KEY ASSUMPTIONS
15.2.1Block Model and surface / 3D survey
The Resource Model used for the Mineral Reserve estimate includes the following attributes:
•Silver grade, in grams per tonne (g/t)
•Density
•Field "Dep" for Depletion - this filed is used to flag if a block has been already mined by open pit or underground mining method
•Category - this field is for the resource classification of the block
•Lithology
•Ore zone - this field is for the estimation domain, which had been divided into three categories (Low grade, Medium grade, and High grade).
The end of period surface and void volumes as of September 30th, 2025 was applied as the starting surface in the pit optimization, as well as the tonnage and volume calculation for the reserves.
Similarly, the 3D void model of the underground mine has been updated as of September 30th, 2025 with the latest underground survey pick-up, and has been used for depletion of the underground resource. The field
"Dep" of the resource model was updated as "mined" with this latest 3D void model.
15.2.2Mining
The resource block model developed by RSC has parent block size of 10m (X or Easting) x 4m (Y or Northing)
x 10m (Z or Depth) with minimal sub-block size of 1.25m x 1m x 1.25m.
Then, the resource model has been regularized to a 4m x 4m x 2m block size using ISATIS Neo
(Geovariances) for pit optimization purposes and to better reflect the Selective Mining Unit ("SMU").
The mine operating costs used for the optimization inputs were estimated based on the current contractors and owners costs at site and are aligned with the Life of Mine ("LOM") estimates.
The geotechnical parameters inputs used for the optimizations are detailed in Section 16.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 220
15.2.3Processing
The cyanidation plant recovery assumptions for Zgounder is fixed at 90% for the entire deposit. Although variations have been observed between slightly oxidized material, higher copper grade areas, and fresh rock from the underground, it has been assumed that over the LOM a proper blend will be done and high recoveries will be achieved. It is also important to note that these overall metallurgical recoveries have been achieved in
Q2 and Q3 2025 and have been stable between 90% and 93% consistently since June 2025.
The combined throughput rate for the process Plant #1, #2 and #3 has been fixed at 3,500 tonnes per day, or
1.27Mt per annum.
Processing, general and administrative costs used for the optimization work are based on updated actual costs incurred at the Zgounder mining operation.
15.2.4Commodity price
A silver price of US$26 per ounce was used for the optimizations, and the calculation of the break-event cut-
off grades for Mineral Reserves reporting.
Taxes and royalties have been considered in optimization, with a royalty of 3% and the mining tax of 3MAD/t of ore. A refinery cost of US$ 0.2/oz of silver produced has also been considered.
15.3OPEN PIT MINERAL RESERVE ESTIMATE
15.3.1Pit Optimization
AYA Gold & Silver used a standard optimization approach to determine and generate the pit shells for the
Zgounder Operations. Pit optimizations were completed using Geovia Whittle pit optimization software. This software determines the nested pit shells, using the pseudoflow algorithm, taking into account the estimated revenues and costs associated with each mining block, and respecting slope dependencies and overall slope angles.
Within the Geovia Whittle software, a reblocking of the regularized block model was done into reblocked size of 8m x 8m x 8m, in order to speed-up the optimization process. The reblocking was done keeping the parcels within each blocks.
The main optimization parameters have been presented in Section 15.2. The overall slope angles used in the optimization process take into account the final catch berms, and ramps requirements. The following table presents the open pit optimization parameters used for the Mineral Reserves.
Table 15-1Pit optimization parameters

Parameter	Unit	Value
Silver price	US$/oz	26
Royalty	%	3
Process recovery	%	90
Process cost, including G&A	US$/t of ore	25
Overall slope angle	degrees	48
Ore Mining costs	US$/t of ore	4.2
Waste base mining costs	US$/t	1.5
Mining recovery	%	95
Mining dilution	%	15
Discount factor	%	10
The Geovia Whittle generates a series of incremental nested pit shells, in which each is an optimum for a slightly higher price factor. In this case, a total of 91 factors were used, which ranged from a revenue factor of
0.3 to a revenue factor of 1.2, with 0.01 increments. In the analysis of the incremental pit shells, an indicative
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 221
net present value ("NPV") of the Pit was calculated by discounting the preliminary cash flows over time. The
NPVs for the pit optimization results were only indicative and for relative pit comparison purposes.
The selection of the final pit limits was then based on a combination of quantitative and qualitative factors, such as minium mining width, proximity to existing site infrastructures, discounted cash flows and total contained metal.
The result of the pit optimization, and the selected pit shell, served as the basis for the engineered designs of the final pit, which includes detailed bench and berm designs, operational consideration, and haulage ramps.
15.3.2Open Pit Dilution and Recovery
Dilution and mining recovery are considered in the open-pit Mineral Reserves estimate through the regularization of the block model, the application of dilution and ore loss factors.
The regularized open-pit Mineral Reserve model has block dimensions of 4m x 4m x 2m, which represents the dimensions of the SMU that can be used to determine whether the material is ore or waste. The SMU dimensions are based on the current loading equipment used by CADEX, the open pit mining contractor.
As part of the scheduling exercise (using the Deswik mining software), an evaluation of the ore blocks position within the orebody and the diluted grade of the neighboring blocks was made. This allowed single blocks or small isolated mineralized zones within big waste areas to be removed from the Mineral Reserves estimate.
The Table 15-2 below shows the effective ore recovery and mining dilution factors that have been applied in the Mineral Reserve estimate.
It presents the quantity of ore tonnes, the ore grade, and silver ounces calculated within the Zgounder final  pit solid based on the original resource model with the same cut-off grade as for the Mineral Reserves, as well as the physical quantities reported in the Mineral Reserves. The effective silver recovery and dilution factors have been calculated based on the variations between the two sets of information.
Table 15-2In-Pit tonnes and metal comparison between resource model and reserve model

		Based on the Resource model			Mineral Reserves inside Pit			Modifying factors
Pit	Classification	Ore (kt)	Grade (g/t)	Metal (koz Ag)	Ore (kt)	Grade (g/t)	Metal (koz Ag)	Dilution (%)	Recovery (%)
Zgounder	Measured	12,879	147.9	61,246	11,749	137.3	51,846	108%	85%
	Indicated	1,870	135.8	8,168	1,220	131.6	5,164	103%	63%
	Meas & Ind	14,749	146.4	69,414	12,969	136.7	57,010	107%	82%
The resulting factors of 7% of added dilution and 82% of mining recovery are considered reasonable, especially since the resource model was regularized into SMU sized blocks, and that given the nature of the orebody, and existing historical underground openings, a relatively high amount of ore losses are to be expected.
15.3.3Open Pit cut-off grade
Cut-off grades are estimated based on a long-term sustainable plant throughput of 1.4 Mt per annum, using a
US$26/oz Ag price, and operating costs detailed in Table 15-1 of the report.
A break-even cut-off grade of 40 g/t Ag was calculated for the open-pit Mineral Reserves estimate. In the mine plan, a low grade ore bin is considered for material comprised between 40 and 70 g/t Ag, and a high grade ore bin is considered for the material above 70 g/t Ag.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 222
15.4UNDERGROUND MINERAL RESERVE ESTIMATE
15.4.1Underground Mineral Reserve Estimation methodology
The underground Mineral Reserves for Zgounder have been estimated applying mining considerations to the
Mineral Resource block model. The mineable stope shapes have been created using Deswik Stope Optimizer
(DSO) and using operational considerations such as minimum mining width, external and internal dilution, and considering only measured and indicated resource categories.
Deswik stope shape results were utilized as a first step approach to determine economic zones for extraction, and following two mining methods that are in place at Zgounder (Cut & Fill and Longhole stoping), The output of the optimized shapes was then verified and some isolated areas were removed as they were considered uneconomic. Finally, stoping zone economics were evaluated for each section of the orebody, taking into consideration the requirements for additional capital and operating development, in order to ensure the profitability of each zone. Only the stope shapes that proved the economic viability of the development, extraction and processing of the material have been included in the Mineral Reserve estimate.
The stope shapes generated in Deswik Stope Optimizer containing a majority proportion of Measured or
Indicated blocks were converted into Proven or Probable Mineral Reserves respectively.
The resulting mine design and mine production schedules were generated using Deswik CAD and Deswik
Scheduler package.
Two distinct mine shape optimization runs have been done for the Cut & Fill and Longhole mining methods, and the underground mine was then separated into sections where one or the other of the mining method would apply. The choice between the mining method was made based on a combination of factors, including mineralization and grade continuity, shape of mineralization, ease of access, resource recovery and economic considerations.
The following table presents the underground stope optimization parameters used for Mineral Reserve reporting.
Table 15-3Underground stope optimization parameters

Parameter	Unit	Value
Silver price	US$/oz	26
Royalty	%	3
Process recovery	%	90
Process cost, including G&A	US$/t of ore	25
Underground Mining costs	US$/t of ore	40
LH stope height	m	25
LH stope width	m	8
C&F stope height	m	4
C&F stope width	m	4
Minimum pillar between stopes	m	3
Minimum stope length	m	3
Dilution	%	12.5
DSO cut-off grade	g/t	90
15.4.2Underground dilution and mining recovery
Underground Mineral Reserves include internal and external dilution. The internal dilution is coming the the blocks that below the cut-off grade, and are included in the optimized shapes generated as part of the
Mineable Shape Optimization (MSO) runs, and must be mined to recover the entire stope geometry.
External dilution is then applied to the production stope using geometric factors based on equivalent linear overbreak slough (ELOS) values of 0.5m on the near and far sides for the longhole MSO, and 0.25m on the sill
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 223
and back sides for the cut & fill MSO. These parameters are generally based on geotechnical conditions, and underground mining practices at the Zgounder site.
A mining recovery of 85% is applied to the longhole stope ore tonnes and 90% in the cut & fill ore tonnes to account for unblasted ore, unmucked ore remaining on the floor, rock mechanics constraints, and pillar recoveries.
The stope shapes are cut by the development shapes using Deswik boolean tools to remove overlapping volumes, and the resulting shapes are interrogated against the resource model.
Based also on mining practices and performances, a grade capping on high grade stopes (capping at 500 g/t)
and additional external dilution factor has also been added.
The Table 15-4 below shows the effective ore recovery and mining dilution factors that have been applied in the Mineral Reserve estimate. It presents the quantity of ore tonnes, the ore grade, and silver ounces calculated within the Zgounder underground mining stope solid based on the original resource model with the same cut-off grade as for the Mineral Reserves, as well as the physical quantities reported in the Mineral
Reserves. The effective silver recovery and dilution factors have been calculated based on the variations between the two set of information.
Table 15-4Underground stopes tonnes and metal comparison between resource model and reserve model

		Based on the Resource model			Underground Mineral Reserves			Modifying factors
Underground	Classification	Ore (kt)	Grade (g/t)	Metal (koz Ag)	Ore (kt)	Grade (g/t)	Metal (koz Ag)	Dilution (%)	Recovery (%)
Zgounder	Measured	129	499	2,065	177	212	1,207	236%	58%
	Indicated	1,558	356	17,859	2,390	188	14,478	189%	81%
	Meas & Ind	1,687	367	19,923	2,567	190	15,684	193%	79%
15.4.3Underground Cut-off grade
Cut-off grades are estimated based on a long-term sustainable plant throughput of 1.4 Mt per annum, using a
US$26/oz Ag price, and operating costs detailed in Table 15-1 of the report.
A break-even cut-off grade of 90 g/t Ag was used for the underground Mineral Reserves estimate. For the underground mine, a marginal cut-off grade has also been defined for any material extracted from the underground mine and hauled to surface, but below the break-even cut-off grade. The marginal cut-off grade has been calculated at 40 g/t Ag.
15.5MINERAL RESERVES STATEMENT
The Mineral Reserves estimate for the Zgounder mine operations, as of September 30th, 2025 is presented in
Table 15-5 below.
The Mineral Reserve estimate has been done following the definitions set out in the 2014 CIM Definition
Standards, and are reported at the point of delivery to the process plants (crusher feed points).
The Mineral Reserves include all the stockpiled Ore as of September 30th, 2025, but does not include any marginal material stockpile, which material is not part of the current LOM.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 224
Table 15-5Mineral Reserve estimate for Zgounder operation, as of September 30th 2025

	Cut-off Ag (g/t)	Classification	Tonnes (kt)	Ag (g/t)	Metal (koz)
Stockpile	N/A	Proven	160	134	690
In-Pit Reserves	40	Proven	11,750	137	51,800
	40	Probable	1,220	133	5,200
UG Reserves	90	Proven	180	207	1,200
	90	Probable	2,390	189	14,500
Total	40/90	Proven	12,090	138	53,690
	40/90	Probable	3,610	170	19,700
Total P&P	40/90	P&P	15,700	145	73,390
Notes:
1.Mineral Reserves have been estimated by AYA Gold & Silver Technical Service team, under the supervision of Patrick Pérez, P.Eng, full-
time employee of AYA Gold & Silver and Qualified Person as defined by NI 43-101. The estimate is conform to the CIM Definition
Standards for Mineral Resources and Mineral Reserves
2.Mineral Reserves  have been estimated using metal price assumption of US26$/oz for silver
3.Open-Pit Mineral Reserves are reported at a cut-off grade of 40g/t Ag, and Underground Mineral Reserves are reported at a cut-off grade of 90 g/t Ag.
4.The cut-off calculation is based on a process and general & administration cost of 25.25$/t, a metallurgical recovery of 90%, a throughput rate of 1.4Mt per annum, an open pit ore mining cost of 4.19$/t and an underground mining cost of 40$/t, and an exchange rate of 9.5 MAD:USD
5.Numbers may not add-up due to rounding
15.6FACTORS THAT MAY AFFECT THE MINERAL RESERVES
Certain factors may affect the Mineral Reserve estimates, and are included in the following list:
•changes to the long term silver price assumption and exchange rates
•changes to commodity prices
•changes to the regulatory regime, environmental, permitting and social license assumption
•changes to parameters used to derive the open-pit and underground  designs and cut-off grades
•changes to mining recovery and dilution estimates
•changes to metallurgical recovery assumptions
•changes in processing or mining operating costs
15.7COMMENTS ON THE MINERAL RESERVE ESTIMATES
The QP is of the opinion that Mineral Reserves were estimated using industry-accepted practices, and conform to the 2014 CIM Definition Standards. Mineral Reserves are based on conventional open-pit and underground mining assumptions.
There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this
Report.
The QP is not aware of any other mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate for Zgounder operation.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 225
16.0MINING METHODS
16.1INTRODUCTION
The Zgounder mine operation employs a mix of open pit and underground mining methods.
The open pit mine is divided into an East and West sector, and the mining method is a conventional open pit, drill & blast, truck and shovel operation. The open pit consists of a single pit.
The underground mine is focussing on the operation of the deeper ore zones and levels; all located below the final pit limit. The underground mine has one active portal accessible from the main platform at the 2000m elevation, which will in the future be relocated inside the pit once the active level of the open pit operation will be below the 2000m level.
The mining activities at Zgounder are in operation all year-round, seven (7) days a week, twenty-four (24)
hours per day, and over a three (3) shifts per day roster.
16.2GEOTECHNICAL CONSIDERATIONS
16.2.1Open Pit
16.2.1.1Overview
The design parameters for the Zgounder pit are based on geotechnical site investigations, available local and regional geological data, and well-established geotechnical design methods used initially as part of the expansion project (in 2021-2022) to estimate the pit slope angles.
A total of eleven (11) HQ-sized triple-tube oriented geotechnical drill holes, for a total of 1,975 m, were drilled, logged, and sampled to collect geotechnical information for the planned open pit and underground operation.
Geotechnical rock mass units associated with the primary rock and alteration types, based on the results of the on-site investigation and observations gathered as part of the operation of the Zgounder pit. Major geological structures (faults and foliation) have been included in the geotechnical slope stability analyses for the pit. Slope stability analyses were conducted using industry standard limit-equilibrium methodology.
Since then, several benches of the Open Pit have been opened, and a thorough geotechnical follow up is assured by the operations team. Additional geotechnical drilling have been completed, to firm-up the geotechnical design criteria for the open pit slopes.
16.2.1.2Pit Design
A multi-component site investigation program was completed to provide data for the open pit and underground design work. A total of approximately 1,975 m of oriented geotechnical drilling was completed, distributed over eleven (11) core holes. The geotechnical logging of the drill core had been done by AYA geology team, following the guidelines of RockEng. The design parameters were initially developed by third party consultants (DRA, 2022).
A laboratory testing program was completed, consisting of the following tests for the main lithologies:
•Uniaxial compressive strength (24 tests);
•Triaxial (15 tests);
•Brazilian tensile strength (11 tests).
A sufficient quantity of quality data was collected to characterize the geological units of the Zgounder open pit.
In 2025, AYA Gold & Silver completed 3 additional geotechnical holes (approximately 750m in total) that covered the Zgounder north pit wall to provide additional geotechnical information at depth. Similarly, a
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 226
detailed structural investigation of the Zgounder deposit was completed in 2024 and 2025 by external consultants, which provided valuable information for the geotechnical characterization of the open pit.
The pit slope parameters are continuously revaluated based on observation the pit walls, and as mining progresses and new data becomes available. Geotechnical controls include also internal audit from the geotechnical team, as well as external support from RockEng who provides recommendations for both the underground and open pit operations.
The open pit was divided into three (3) geotechnical domains based on wall orientation and the different structural geology fabrics in the area. Discontinuity sets and geotechnical units for each domain were identified for use in the slope designs.
Design sectors were based on the main orientations of the proposed pit walls. The pit geotechnical domains are presented in Figure 16-1.
Figure 16-1Plan View of the Final Pit design showing the section lines and design domains
The recommended inter-ramp slope angles vary from 52.5° to 55.9° based on wall orientation and wall height.
Inter-ramp slope heights are limited to 130 m, after which a geotechnical berm (or ramp) with a minimum width of 12 m is required. The inter-ramp height limits and geotechnical berms provide flexibility in the mine plan to mitigate potential slope instability, access for slope monitoring installations, and working space for potential future in-pit wells, drains and other water management infrastructure.
The open pit slope designs are outlined in Table 16-1 and Figure 16-2.
Table 16-1Zgounder Pit Slope Design Parameters

Domain	BFA	Max. Bench Height	Planned Berm Width	Design IRA	Max. Stack Height	Geotechnic al Berm Width	Max. Overall Slope Angle
	(°)	(m)	(m)	(°)	(m)	(m)	(°)
North	75	5	5	52.5	10	12	50
South	75	5	5	52.5	10	12	50
East	80	5	5	55.9	10	12	50
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 227
Source: DRA, 2022
Figure 16-2Typical Open Pit Wall Design
16.2.2Underground
The geotechnical data and resulting recommendations in this sub-section are based on the recommendations made by the internal geotechnical team at Zgounder, and on RockEng Inc. (RockEng) reports.
RockEng was initially mandated to provide geomechanical analysis of the Zgounder underground project during the Feasibility Study stage in 2022, and provided follow-up geotechnical audit and support in 2024 and
2025.
16.2.2.1Geotechnical Characterization
The Zgounder geotechnical site characterization has incorporated geological and geotechnical drill core logs and laboratory strength testing data, as well as existing geology logs, and site lithological and fault models.
Detailed review and analyses of all available data at this stage has led to the following conclusions:
•Structural Features: Structural domains vary by lithology. These are presented below and illustrated in
Figure 16-3.
•The rhyolite features three dominant joint sets: one (J1) dips steeply to the south, similar to the foliation/bedding in the metasediments (however rhyolite does not appear to be foliated); and two
(2) are believed to be associated with late-stage brittle deformation: (J2) steeply inclined dipping to the northeast and (J3) inclined dipping east).
•The metasediments have two well defined joint sets and two minor joint sets: the bedding/
foliation parallel jointing (J1) is the dominant trend inclined dipping to the south; and one major joint set (J4: inclined dipping to the northwest) and two weaker trends (J2: inclined dipping to the
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 228
north east, and J3: inclined dipping east) are believed to be associated with late-stage brittle deformation.
•The dolerite has 6 joint sets: three (3) are believed to be associated with intrusive cooling (D1, D2,
D3) and are roughly orthogonal to one another; and three (3) are believed to be associated with late-stage brittle deformation.
•Intact Rock Strength: Most rock units at Zgounder are medium strong to strong. The average unconfined compressive strength (UCS) based on laboratory testing are: rhyolite = 47.5 MPa, dolerite= 56.5 MPa and metasediments = 38.5 MPa.
•Rock Mass Classification: Geotechnical domaining has demonstrated that the rock mass can be spatially categorized by lithology. The rock mass quality is, on average, poor to fair. Average Q’ values by lithology are rhyolite = 4.6, dolerite= 2.4 and metasediments = 3.8.
•In-situ Stress: The far field in situ stress state is unknown. The in-situ stress tensor applied for this study assumes a local horizontal stress ratio of 1.3 (σh=σH), with principal horizontal stresses orientated north-south and east-west.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 229

Rhyolite

Symbol	JOINT TYPE	Quantity
◇	HF	21
×	J	67
△	VN	1

Contour Data	Pole Vectors
Maximum Density	6.85%
Contour Distribution	Fisher
Counting Circle Size	1.0%

Plot Mode	Pole Vectors
Vector Count (Weighted)	203 (89 Entries)
Terzaghi Weighting	Minimum Bias Angle 15°
Hemisphere	Lower
Projection	Equal Angle

N
E
S
W
J1
J2
J3
1w
2w
3w

Metasediments

Symbol	JOINT TYPE	Quantity
◇	FLT	1
×	FO	46
△	HF	34
+	J	94
▽	VN	18

Contour Data	Pole Vectors
Maximum Density	6.37%
Contour Distribution	Fisher
Counting Circle Size	1.0%

Plot Mode	Pole Vectors
Vector Count (Weighted)	329 (193 Entries)
Terzaghi Weighting	Minimum Bias Angle 15°
Hemisphere	Lower
Projection	Equal Angle

N
E
S
W
J1
J2
J3
J4
1w
2w

Dolerite

Symbol	JOINT TYPE	Quantity
◇	HF	30
×	J	65
△	VN	6

Contour Data	Pole Vectors
Maximum Density	5.15%
Contour Distribution	Fisher
Counting Circle Size	1.0%

Plot Mode	Pole Vectors
Vector Count (Weighted)	190 (101 Entries)
Terzaghi Weighting	Minimum Bias Angle 15°
Hemisphere	Lower
Projection	Equal Angle

N
E
S
W
D1
D2
D3
J2
J3
1w
3w
Random

Color	Density Concentrations
	0.00 - 0.70
	0.70 - 1.40
	1.40 - 2.10
	2.10 - 2.80
	2.80 - 3.50
	3.50 - 4.20
	4.20 - 4.90
	4.90 - 5.60
	5.60 - 6.30
	6.30 - 7.00

PROJECT No. 20038-103	DESIGN	CP	12/05/22	Zgounder Feasibility Study
ROCKENG	CHECK	KK	02/18/22	
	REVIEW	KK	02/11/20

Source: (RockEng, 2022)
Figure 16-3Stereonets for Each Lithology Encountered in the Geotechnical Drilling Campaign
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 230
16.2.2.2Geotechnical Mine Design
Based on the current understanding of the deposit and the data available, RockEng provided geotechnical guidelines and recommendations for the mine design.
Ground Support Requirements
All underground excavations will require adequate ground support installed. No workers shall work under unsupported ground or in any areas deemed unsafe by a competent internal or external geotechnical professional. The ground support requirements provided by RockEng can be consulted below:
•Standard Drift Development – For excavation spans up to 5 m.
•Category 1 (Q >= 1): Mesh and 2.4 m Swellex on a 1.2 m x 1.2 m pattern with mesh and bolts across the back and down walls to mid-drift height.
•Category 2 (Q < 1): Mesh and 2.4 m Swellex on a 1.1 m x 1.1 m pattern with mesh and bolts across the back and down walls to within 0.5 m of the floor.
•Category 3 (Q < 0.1): Add 75mm shotcrete to Category 2.
•Wide spans and intersections up to 8 m – Secondary support (installed in addition to primary support) is required to account for larger potential wedges. In addition to the standard primary support, the following options can be used for secondary support:
•3 m Super Swellex (25 tonne capacity) on a 1.5 m x 1.5 m pattern; or
•3.5 m Super Swellex (25 tonne capacity) on a 2 m x 2 m pattern; or
•Alternatively, cable bolts (of the same length, and with the same pattern) may be used instead of
Super Swellex bolts.
•Drawpoint Support – The drawpoint support should consist of standard ground support with an addition of three rings of 3 m long Super Swellex with 2 bolts per ring across the drift back.
Stope Stability Recommendations
The current longhole stope design includes long support in the longhole stope’s back for longhole stopes exceeding a back span of 6 m x 12 m (hydraulic radius of 2 m). No long support will be installed in the hanging wall, footwall nor end walls of the longhole stopes.
In addition to the long support installed, standard ground support will be installed in the longhole stope overcut and undercut. Standard ground support will also be installed in drift-and-fill stopes.
When needed, cemented Rock Fill is used by the underground operation team to backfill mined primary stopes prior to developing the secondary stopes.
For longhole stoping areas, a bottom-up mining sequence using primary and secondary stopes will be done, from the center out and in a chevron pattern to distribute the stress towards the extremities of the ore zone and provide stability.
16.3OPEN PIT DESIGN AND OPERATION
16.3.1Design parameters
The open pit mine design for the Mineral Reserves pit is based on the optimization shell as outlined in Section
15. The open pit geotechnical design follows the parameters defined in Section 16.2.
Pit haulage roads are designed to industry standards, and are at 12m wide to allow safe operation of two-way traffic haulage using 40-tonne capacity mine trucks, and with a maximum gradient of 10%. For the lower benches, where pit ramps width have been reduced to accommodate one-way traffic, the haulage roads are at
8m width and 10% gradient as well.
A plan view of the Life of Mine Mineral Reserves pit is shown on Figure 16-4.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 231
Figure 16-4Open pit Mineral Reserves pit design
The waste dump facility is located to the east and north east of the pit. The waste dump roads are designed at
12m width, with a gradient of 10%. The design parameters for the waste dump are the following:
•Lift height: 10 m;
•Face angle: 30°;
•Berm width: 3 m;
•Overall slope: 25°;
•Swell factor: 1.30;
•Compaction factor: 0.93.
Various ore stockpiles are located around the open pit mining area, and close to the main haulage road going to the ROM Pad. The stockpiles are sorted by mine origin (Open or Underground), by grade category, and by alteration or copper content.
16.3.2Open pit operation
The operation of the Zgounder pit is entirely accomplished by a Moroccan mining contractor in charge of the drilling, blasting, loading and haulage activities. The overall supervision, as well as the detailed mine planning and grade control activities are done by the mine operations team of Zgounder.
All the ore and waste material is drilled and blasted. Material is then loaded into 8x6 rigid haul trucks by the backhoe excavators. Ore material is hauled to the ROM pad or to one of the stockpiles, and the crusher is fed by a wheel-loader. Waste material is deposited on the waste dump and then spread and compacted by bulldozers. Final bench height is at 10m high, and presplit drilling is planned to be completed on the final walls.
Production drilling is carried out by a fleet of 3 diesel powered blasthole drills. The production drill fleet consist of two (2) Sandvik DX700 top-hammer and 2 Epiroc T35 top-hammer drills . Blasting activities is carried out by the mining contractor, and typically blasting occurs 3 to 4 times per week.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 232
Primary loading is performed by a fleet of 8 small diesel-powered hydraulic excavators, all of them in backhoe configuration. The excavator fleet consists of three (3) Volvo 380, four (4) Volvo 550 and one (1) Caterpillar
350, using 3 to 5 m3 bucket size. Haulage is performed by a fleet of twenty-nine (29) 8x6 quarry trucks, mixed between Volvo 420 FMX and Man TGS 41.480.
In addition to the primary equipment fleet, a fleet of support equipment is deployed for miscellaneous activities in the mine, and includes 2 wheel loaders, 1 grader, 1 compactor, 2 bulldozers, 1 rock-breaker, 2 gensets, 5 lighting plants, 1 water truck and 5 crew buses.
16.3.3Void management plan in the Open Pit
With the current life of mine developing through the old underground level, a void management plan has been developed at the Zgounder mine.
Knowledge of the previous mining history of the area to be mined is of primary importance in determining the likelihood of old underground workings being present below the open pit. A thorough review of previous underground mine plans is essential prior to any open pit development. The validity of old underground mine plans should be checked diligently.
A review of underground workings is part of the design and planning of the open pit to ensure, as far as reasonably practicable, that:
•all known underground workings are marked clearly on all working mine plans and the plans rechecked;
•there is a recognition that the rock mass surrounding the underground workings may be highly variable in strength and potentially unstable;
•a three dimensional model of underground workings is developed and used in all open pit mine design, planning and scheduling.
All areas of a working bench that are likely to be underlain by underground workings must be clearly marked and access to this area must be controlled by a specific set of procedures. These procedures should specify the personnel responsible for monitoring and marking out the hazardous areas. Every bench or flitch should be clearly marked with the projected excavation outline as mining progresses downward through the underground workings.
The marking of areas potentially underlain by underground workings must involve a clear method of identifying the potential hazard. Steps should be taken to ensure that hazardous areas are adequately marked at all times. Damaged or displaced flagging tape should be immediately replaced. All employees must be informed as to the purpose of the marking or flagging tape.
Care should be exercised in the location of the marked areas. Allowance should be made for the uncertainty in the precise position of the underground workings and any potentially unstable ground surrounding the underground workings.
For the determination of the extend of the underground workings, a number of detection methods are available which may be used to confirm the lateral extent and shape of underground workings prior to mining, including:
•probe drilling;
•geophysical techniques – including seismic, resistivity, conductivity, and gravity methods;
•ground probing radar;
•laser based electronic distance measurement (EDM) surveying methods;
•closed-circuit TV cameras lowered through probe holes;
•where practicable, actual physical inspection and survey.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 233
Probe drilling is the most widely applied technique to delineate the detailed geometry of underground workings.
Once the extend of the void below the open pit floor has been sufficiently investigated, proper risk control measures are available to eliminate or limit the risk of unexpected pit floor collapse, which include:
•leaving a pillar of adequate dimensions between the current working bench or flitch and the underground workings;
•placing fill materials into the underground workings;
•restricting work to areas clear of the suspect location, with an adequate margin of safety;
•blasting waste rock in the pit floor into voids, followed by further back filling to stabilize the area.
16.3.4Grade control
To improve the definition for the ore zones, the preferred method for grade control drilling in the open pit is through reverse circulation (“RC”) drilling. RC grade control drilling is planned on a grid pattern of 12.5 x 12.5
m using inclined holes generally at 60° dip angle, and with a depth of 50m. Blast hole sampling is also used for grade control in all the areas of the open pit.
Material displacement during blasting is a critical issue at the Zgounder open pit mine operations. Blast movement control techniques, using OrePro software has been recently put in place at the Zgounder open pit operation, and are systematically used when blasting mineralized areas in order to measure vertical and horizontal displacement which allows for the adjustment of the post blast ore packets, and a more accurate ore/waste delineation on the ground for the operators.
16.4UNDERGROUND MINE DESIGN
16.4.1Historical mine levels
The Zgounder mine has been in operation for more than 40 years, and was historically a small scale underground mine, operating with a mining rate between 150 and 400 tonnes per day.
Historically, the levels were accessed from several portals located on each levels on the side of the mountain, spaced at 25m level intervals, with the main haulage level being at the 2000m elevation level, and the highest level being at the 2175m elevation level. All the levels were developed historically directly in the metasediments, with most of the infrastructure located in or close to the mineralization.
In 2022, and following the completion of the Zgounder expansion feasibility study, an infrastructure development program was launched to connect the different levels from the 2000m level up to the 2100m level upstream, as well as developing the infrastructures towards the lower levels below the 2000m level. All the new infrastructures built since 2022, had been developed on the south side of the main Zgounder deposit, and in the Rhyolite formation.
Historically, the mining method at Zgounder was a mix of shrinkage stoping in some areas and cut and fill.
During the last four years, the main mining method used at Zgounder underground mine was cut and fill, with the use of cemented rockfill in some areas.
16.4.2Development design
The current mine layout and planned development is provided in figure 16-5. This figure shows the major infrastructure including the main decline, the emergency exit and return air raise, the main development levels, the historical development, as well as the final pit
Lateral development is designed to accommodate the size of the largest equipment at the Zgounder underground mine, and the table 16-2 provides a summary of the typical heading sizes. Each level contains an escape way raise, electrical cutouts, a level access, remucks, level sumps, vent raise (return air), mixing bays for Cemented Rock Fill (“CRF”). The following Figure 16-6 shows a typical level design.f
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 234

275 500E
275 750E
276 000E
276 250E
276 500E
276 750E
2 300RL
2 200RL
2 100RL
2 000RL
1 900RL
1 800RL
1 700RL
Historical development
Final Pit limit
Vent raise emergency escape-way
Ventilation raises
Footwal drives
Main decline

Figure 16-5Mine schematic looking North
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 235
Figure 16-6Typical level layout
Table 16-2Lateral development heading size

Development type	Width (m)	Height (m)	Gradient (%)
Level access	4.5	4	2
Main Level Development / Footwall drive	4.5	4	2
Level Sump	4	4	15
Electrical Substation Cut-out	4	4	2
Remuck	4	4	2
Vent Raise access	4	4	2
Cross cut access to LH stoping area	4	4	2
Cross cut access to C&F stoping area	4	4	-15.0 to +15.0
Ore stoping access	4	4	2
Truck loading area	4	4	2
CRF mixing bay	4	4	15
Return Air Raise	4	4	2
Escape way access	3	3	2
16.4.3Stope design
Deswik Stope Optimizer (SO) module was used on the Mineral Reserve block models to generate optimized mineable shapes that were subsequently used into the underground design.
Different SO runs have been completed for areas to be mined in Longhole mining method or in Cut & Fill mining method.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 236
After generating the preliminary stopes, any uneconomic stopes or zones were excluded, based on an evaluation of development and mining costs.
Underground stope optimization parameters for Mineral Reserves used in the DSO module are presented in section 15 of the report.
16.4.3.1Cut and fill
The cut and fill mining methods used at Zgounder is typically a bottom up sequence of 4 to 5 m high sub-
levels. For each cut & fill mining areas, the following typical design configuration is proposed:
•From the footwall drive, development of the cross cut access towards the north to get to the ore horizon
•The ore horizon is split in 6 levels of 4m each, for a total of 24m. In some instances, the last sub-level height is up to 5m to accommodate the stope to the full mineralization height
•The first level access is developed at -15% to reach the bottom of the ore horizon
•Depending on the size of the ore area, a breakdown in primary and secondary cut & fill stope could be done. Primary stopes will be backfilled with CRF, and sufficient curing time will be given prior to accessing into the secondary stopes.
•The subsequent level accesses are developed in an upward direction, to reach to top of the previous production sub-level
•The primary and secondary stopes are typically developed on a 4m x 4m heading size, and a varying length depending on mineralization. The stopes are based on the SO mineable shapes generated at the optimization stage.
The following figures 16-7 and 16-8 show some examples of cut & fill areas configurations.
Figure 16-7Typical cut & fill area in section view (looking West)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 237
Figure 16-8Typical cut & fill area in plan view
16.4.3.2Longhole stoping
The longhole mining zones at Zgounder have been designed in a transverse direction, and each longhole stoping mining area at the Zgounder has been subdivided into zones that will be mined in a bottom-up sequence.
The stopes have a width of 8m (Easting direction), a height of 25m sill to sill which, for a 4m high extraction level, equates to a longhole stope height of 21m. The length of the stopes vary between approximately 3m and
45m.
The plan is to use up-hole drilling as a preferential drilling method. Top access to the stope is also provide for backfill purposes. If any issue occurs on the drilling of an up-hole fence, potential remediation plan measures could be implemented from the top cut access. The following figure 16-9 and 16-10 are showing typical example for longhole stoping mining areas.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 238
Figure 16-9Typical longhole mining area design in section view (looking West)
Figure 16-10Typical longhole mining area in plan view (left) and section view looking north (right)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 239
16.4.4Underground infrastructures and services
The following underground infrastructure has been established to support the underground mining operations:
•A mine electrical substation, with 2 power transformers 22/5.5kV of 1000MVa of capacity each
•A mine portal located on the platform at the 2000m elevation, besides the process plant #3
•Surface exhaust ventilation system, including two fans of 250kW power each, control panel and containerized electrical installation
•Underground min office, including lamp room and tag room
•A mine maintenance shop, located on surface close to the main portal, and an underground maintenance shop.
•Air compressor system feeding the underground mine
•Emergence exit and services raise, and secondary egress escapeway system
•Electrical mobile substations, with 5.5kV/400V and 5.5kV/1000V transformers
•Permanent refuge stations
•A mine dry and change room for AYA Gold & Silver and contractor employees
•A 4G underground communications system
The following figure 16-11 presents an aerial photo showing the main infrastructures.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 240

Ventilation Fans and control room
Emergency egress & service raise
Compressor room
UG portal
Mine Electrical Substation

Figure 16-11Aerial photography of the surface mine infrastructures
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 241
16.4.5Underground mine equipment
Aya Gold and Silver owns and operates the mining equipment required for the Ore production. Two underground mining contractors are also present at the Zgounder mine, and they are in charge of doing the horizontal and vertical capital development, as well as some operating development in waste. The following table 16-3 present a list of the underground mine equipment owned and operated by AYA Gold and Silver.
Table 16-3Underground mobile equipment list

Description	Quantity
Single boom jumbo	4
Scoop – 10t	4
Scoop – 6t	2
Haul truck – 20t	4
Haul truck – 8t	2
Scissor lift	4
Fuel / lube truck	1
Explosive charging vehicle (ANFO)	1
Underground bucket truck	1
Transmixer truck	1
Personnel carrier	2
16.5COMBINED OPEN PIT AND UNDERGROUND LIFE OF MINE PLAN
The Zgounder LOM plan consists of open pit and underground mining and reclaim of the surface stockpiles, and all the ore mined is processed in the processing plants at Zgounder. Based on the 2025 Mineral Reserves,
Zgounder has a mine life until 2036 with a total combined production of 67.1Moz of silver, after mill recovery.
A total of approximately 8,340m of lateral development and 2,402m of vertical development will be completed in the Zgounder underground mine until 2029; the cut and fill mining area will be in operation until late 2031 and the longhole mining area will start in 2026 and be complete in mid 2032. Based on the current Mineral
Reserves, underground operation is planned to end in mid 2032, but there is potential to extend the duration of the underground operation by potential conversion of Mineral Resources, and also with additional exploration especially in the deeper levels of the mine and towards the west of the lower levels.
Open pit mining, based on the current Mineral Reserves, is planned to end in 2036, which corresponds to the end of the current LOM of the Zgounder operation. Ex-pit mining rates are planned to be maintained at around
45 ktpd until 2030, decrease to 22ktpd until 2033 and then gradually decrease to 12-14 ktpd until the end of the LOM.
The following table 16-4 presents a summary of the life of mine production schedule for both the open pit and the underground mines. The processing plant is expected to operate at 3,650 tpd until end 2026 and at 3,850 tpd once the finalization of the debottlenecking of the different circuits and small upgrades will be completed.
The following figure 16-12 shows the production profile anticipated at Zgounder over the LOM.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 242
Figure 16-12LOM production profile
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 243
Table 16-4Life of Mine production schedule

		Q4-2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
OPEN PIT
Open Pit Waste tonnes	t	5,100,491	14,445,341	14,541,407	15,516,705	13,742,843	15,513,173	5,670,064	7,670,516	3,212,272	3,250,013	3,898,606	1,630,630	104,192,060
Open Pit Total Ore - tonnes	t	314,542	937,957	891,638	1,291,489	1,179,849	1,508,580	1,182,066	1,437,125	1,191,803	1,216,152	1,255,939	562,056	12,969,195
Open Pit Total Ore - grade	g/t	117	161	166	125	135	106	146	127	149	145	142	122	137
Open Pit Total Ore - metal	oz	1,188,231	4,840,756	4,751,995	5,179,524	5,113,763	5,142,754	5,563,577	5,888,470	5,699,493	5,687,490	5,751,897	2,202,283	57,010,233

UNDERGROUND
Capital Development
Capital Development - DECLINE	m	191	890	481	289	18								1,870
Capital Development - ALL OTHER	m	805	3,032	1,344	920	369								6,470
TOTAL LATERAL DEVELOPMENT	m	997	3,922	1,825	1,209	387								8,340
Capital Development - Vertical	m	672	986	260	111	371								2,402
TOTAL LATERAL & VERTICAL DEVELOPMENT	m	1,669	4,908	2,085	1,321	758								10,742
Underground production
Cut & Fill Production - tonnes	t	94,617	422,797	231,908	153,561	121,601	33,354	12,962	889					1,071,690
Cut & Fill Production - grade	g/t	133	152	168	218	211	138	118	144					169
Cut & Fill Production - metal	oz	404,116	2,070,308	1,254,410	1,078,375	825,523	147,685	49,048	4,109					5,833,573
Long Hole Production - tonnes	t		79,992	214,994	165,496	199,011	337,445	345,704	153,155					1,495,798
Long Hole Production - grade	g/t		176	173	210	276	270	131	188					205
Long Hole Production - metal	oz		452,422	1,196,181	1,117,619	1,764,391	2,933,513	1,460,217	926,522					9,850,865
Total Waste production	t	144,732	573,139	280,490	150,968	119,213	13,736	14,022	431					1,296,731

Total production - tonnes	t	94,617	502,789	446,901	319,058	320,613	370,799	358,666	154,044					2,567,487
Total production - grade	g/t	133	156	171	214	251	258	131	188					190
Total production - metal	oz	404,116	2,522,730	2,450,591	2,195,993	2,589,914	3,081,199	1,509,265	930,631					15,684,438

PROCESSING PLANT
Mill Feed tonnes	T	328,500	1,332,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,405,250	1,387,229	15,695,229
Mill Feed grade	g/t	155	148	150	153	154	153	154	150	148	146	143	98	145
Mill feed metal	oz	1,638,130	6,346,747	6,768,702	6,929,424	6,959,055	6,909,970	6,948,002	6,776,728	6,699,517	6,587,440	6,458,910	4,362,098	73,384,723
Overall metallurgical recovery	%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%
Metal Production	oz	1,498,889	5,807,273	6,193,363	6,340,423	6,367,536	6,322,623	6,357,422	6,200,706	6,130,058	6,027,508	5,909,903	3,991,320	67,147,021
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 244
17.0RECOVERY METHODS
17.1INTRODUCTION
The following section includes discussion and comment on the metallurgical processing aspects in operation at the Zgounder Silver Mine with specific focus on the following items: process selection; process and plant description; electrical supply; control philosophy; metallurgical accounting; risks and opportunities.
17.2PRE_EXISTING MINERAL PROCESSING FACILITIES
This sub-section provides a high level description of the pre-existing mineral processing facilities, the existing
Plant #3 (old cyanidation plant) and the existing Plant #2 (flotation plant).
The existing historical Cyanidation Plant (process plant #3) operates at nameplate capacity of 180 t/d of ore feed and is operated independently of the flotation plant.
The existing Flotation Plant (process plant #2) has a nameplate capacity of 500 t/d of ore, and has been producing silver concentrate for the last six years. In January of 2025, the flotation circuit was stopped, and the grind slurry sent to the process plant #1.
As part of the recent expansion of the Zgounder mine, a pumping system has been added in order to pump the grinding circuit cyclone overflow to the new cyanidation plant (process plant #1) pre-leach thickener for further processing of the ground slurry from the Plant #1.
Table 17‑1 summarizes the historical production data of Plants #2 and #3.
Table 17‑1Production Data for Plant #1 and #2

Plant #	Description	Units	2021	2022	2023	2024
Plant #3	Treated - Ore	t	58,266	65,459	67,743	68,712
	Average head grade - Ore	ppm	452	460	385	252
	Recovery	%	81.01	89.7	88.3	83.4
	Ag Produced	oz	692,392	855,351	740,236	462,073
Plant #2	Treated	t	166,249	189,517	213,891	259,574
	Average head grade	ppm	205	197	208	153
	Recovery	%	82.9	85.4	86.2	82.6
	Ag Produced	oz	908,254	1,025,356	1,230,410	1,053,997
Based on the recent improvements and debottlenecking at the Plant #1 and Plant #2, we anticipate to process a total of 850 tonnes per day on average from these processing facilities.
17.3PROCESS FLOWSHEETS
17.3.1Design philosophy
The key project design criteria for the plant, as outlined in the Process Design Criteria, are:
•Design life of nine years or more,
•Nominal throughput of 0.73 Mtpa ore (for the New Plant),
•Crushing plant availability of 68.5%.
•Process plant availability of 91.3%.
•Sufficient automated plant control to minimize the need for continuous operator interface and allow manual override and control as and when required.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 245
The key criteria for equipment selection are suitability for duty, reliability and ease of maintenance. The plant layout provides ease of access to all equipment for operating and maintenance requirements.
The key process design criteria listed in Table 17‑2 form the basis of the detailed process design criteria and equipment selection.
Table 17‑2Summary of key Process Design Criteria

Parameter	Units	Design Criteria
New Plant throughput	dry t/yr	2000
Existing Plant #1 Capacity	dry t/yr	180
Existing Plant #2 Capacity	dry t/yr	500
Total Tonnage for Plants	dry t/yr	978,200
ROM Ore Top Size, F100	mm	500
Design Moisture	% w/w	4
Head Grade	g Ag/t	270/350
Overall Silver Recovery	%	90.9
Crushing Plant Availability	%	68.5
Downstream Plant Availability	%	91.3
Crushing Work Index (CWi, design)	kWh/t	18.5
Bond Rod Mill Work Index (RWi, design)	kWh/t	23.9
Bond Ball Mill Work Index (BWi, design)	kWh/t	24.9
SMC Axb (design)		23.2
Bond Abrasion Index (Ai)		0.218
Ore Specific Gravity	t/m3	2.81
Grind Size, P80	µm	100
Gravity Circuit Feed as % of Fresh Feed	%	120
Pre-Leach Thickener Solids Loading	t/m2·hr	0.5
Leach Circuit Residence Time	hr	60
Leach Slurry Density	% solids (w/w)	50
Number of Pre-Leach Tanks	#	1
Number of Leach Tank	#	5
Lime Addition	kg/t	0.68
Cyanide Addition (Leach Tanks)	kg/t	5.5
CCD Solids Loading	t/m2·hr	0.5
CCD Wash Ratio	m3 wash/ dry t feed	2.02
CCD Number of Stages	#	5
Dore production	Kg Ag / day	613/957
17.3.2Selected flowsheet
The new treatment plant design incorporates the following unit process operations:
•Two stage crushing circuit, to produce a final crushed product size of 80% passing (P80) of 13.2 mm.
•Primary crusher with vibrating grizzly feeder. The undersize bypasses the crusher, oversize is crushed to P80 of 88 mm
•Dual deck secondary screening with deck apertures of 32 mm and 18 mm
•Cone crushing of screen oversize to a P80 of 22 mm.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 246
•Fine ore bin with a live storage capacity of 12h at 2000 tpd with a feeder to the mill feed conveyor.
Excess ore from the fine ore bin can be stockpiled, and fed to the mill via a separate reclaim hopper and feeder.
•The grinding circuit consists of a single ball mill in closed circuit with classifying hydrocyclones to produce a grind size (P80) of 100 µm.
•A gravity concentration circuit, fed via a dedicated feed pump, using a centrifugal concentrator to recover coarse silver particles from the grinding circulating load, and intensive leach reactor (ILR) to leach the coarse silver.
•The overflow from the grinding circuit cyclones is screened for debris removal, and continues to the pre-
leach thickener, which increases the density of the slurry to optimize leaching.
•A five stage leach circuit preceded by a single pre-leach oxidation tank for a total of six tanks to achieve the required 60 hours (h) of residence time at nominal plant throughput. Oxygen will be injected via spargers, with higher rates in the initial tanks, then tapering off in later tanks, in order to maintain dissolved oxygen level for leaching.
•The leached slurry is transferred to the Counter-Current-Decantation (CCD) and clarification circuit, where a series of 5 thickeners wash the slurry with barren solution from the Merrill-Crowe circuit to produce pregnant solution.
•The pregnant solution from the CCD and ILR is stored in a pregnant solution tank, and pumped into the
Merrill-Crowe circuit. The circuit includes:
•Clarification of the solution to remove suspended solids via pressure leaf filters
•Deaeration of the solution to remove dissolved oxygen
•Addition of zinc for precipitation of the silver
•Filtration of the precipitated silver in filter presses.
•Following the Merrill-Crowe, the filter cake (cement) is dried, in the retort, which also acts to capture any entrained mercury.
•Finally, the cement is smelted in electric induction furnaces, with the silver poured into 100 kg ingots, for storage in the vault.
•Tailings is pumped to the Tailings Management Facility (TMF).
A simplified flow diagram depicting the unit operations incorporated in the selected flowsheet of the Plant #1 is provided in Figure 17‑1.
17.4NEW PROCESS PLANT DESCRIPTION
The new process plant has been designed to treat mineralized material at a nominal throughput rate of 2,000 tpd and at a head grade of 270 g/t of silver. The new plant comprises the following circuits:
•Two stage crushing closed out by a dry vibrating screening.
•Single stage ball milling circuit closed out by hydrocyclones.
•Gravity concentration and intensive leaching
•Leaching circuit, preceded by a pre-leach stage.
•Counter-Current-Decantation (CCD).
•Silver Recovery in a Merrill-Crowe circuit, followed by product drying and smelting of ingots.
•Tailings disposal to the Tailings Management Facility (TMF) with natural degradation of residual cyanide.
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ROCK BREAKER
ROM BIN
VIBRATING GRIZZLY
JAW CRUSHER
COARSE ORE BIN
SECONDARY CRUSHER
SECONDARY SCREEN
FINE ORE BIN
LIME BAGS
TO ATMOSPHERE
LIME SILO
LIME FEEDER
BALL MILL
CYCLONE CLUSTER
TRASH SCREEN
TRASH BIN
GRAVITY SCALPING SCREEN
GRAVITY CONCENTRATOR
MILL DISCHARGE HOPPER
NaCN
NaOH
O2
FLOCCULANT
INTENSIVE CYANIDATION
PLANT #2 SLURRY
COAGULANT
FLOCCULANT
O/F
TO PROCESS WATER TANK
PRE-LEACH THICKENER
NaCN
O2
PRE-AERATION TANK
LEACH TANKS (5)
CCD #1 THICKENER
CCD #2 THICKENER
CCD #3 THICKENER
WASH WATER
CCD #5 THICKENER
CCD #4 THICKENER
PREGNANT SOLUTION TANK
TAILS PUMPBOX
DECANT
TO PROCESS WATER TANK
TAILINGS MANAGEMENT FACILITY (BY OTHERS)
TO ATMOSPHERE
VACUUM PUMP
TO GRADE
ZINC & LEAD NITRATE
DE-AERATION TOWER
AIR
D.E.
CLARIFYING FILTERS (2)
PRECIPITATE FILTERS (2)
PLANT #1 CEMENT
SILVER DORE
SMELTING FURNACE(S)
RETORT(S)
BARREN SOLUTION PUMPBOX
CLIENT AYA GOLD & SILVER
PROJECT ZGOUNDER FEED
Lycopodium
AYA GOLD & SILVER
DRAWING TITLE OVERALL PROCESS FLOW DIAGRAM
SCALE NTS
DRAWN DTP
DATE 16MAR22
JOB No. 5163
DWG No. 4000-FF-001
REV. 0
ISSUED FOR USE
ISSUED FOR REVIEW
REFERENCE DRAWINGS
DESCRIPTION

Figure 17‑1Process Plant #1 simplified flow sheet
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The process plant is designed to be fit-for purpose; however, the layout includes the capability to expand to
3000 tpd, with space left in the layout for the additional equipment. To accommodate this expansion, some of the equipment in New Plant #1 is sized larger than required for the 2000 tpd case, while other equipment will need to be expanded / replaced if plant expansion is undertaken.
The two-stage crushing circuit operates for 365 days / year, for a nominal 24 h/day. On this basis, and at a design operating availability of 68.5%, the crushing circuit will operate for a nominal 6,000 h/y. This equates to a nominal crusher circuit throughput of 121.7 dry t/h.
Downstream of the crushing circuit, the grinding, leach, CCD and tailings disposal circuits operate for 365 days/y, for a nominal 24 h/day. On this basis, and at a design operating availability of 91.3%, these circuits operate for a nominal 8,000 h/y.
The grinding circuit consists of a single ball mill closed out by hydrocyclones, with the cyclone overflow reporting to a vibrating trash screen ahead of the pre-leach thickener. The cyclone overflow material from
Plant #2 (Flotation Plant) is combined ahead of the pre-leach thickener.
The gravity concentration circuit is fed by an additional pump on the cyclone feed pumpbox, with the tails from the gravity circuit reporting back to the milling circuit. The pregnant solution from the intensive leach reports to the pregnant solution tank, ahead of the Merrill-Crowe circuit.
The leach circuit is comprised of a single pre-leach tank followed by five leach tanks, providing a nominal residence time of 60 h (at the combined flow rate of Plants #2 and #3).
Following leaching, the CCD circuit (five thickeners) separate the pregnant solution from the tails, with the tails pumped to the Tailings Storage Facility, and the pregnant solution stored for use in the Merrill- Crowe circuit.
The Merrill-Crowe circuit operates on a semi-continuous basis. The clarification filters switch from duty to standby once per day (for cleaning), while the precipitate filters switch every two days (to allow for removal of precipitate). A retort and electric induction furnace also operate on a two-day schedule. The silver sludge from
Plant #3 (Cyanidation Plant) is also processed by the retort / furnace.
17.4.1Crushing circuit
Run-of-mine (ROM) ore from the open pit / underground pit is transported to the ROM pad by dump truck and dumped in various stockpiles. A Front-End-Loader (FEL) will blend the material, and load the ROM bin.
A static grizzly (450 x 450 mm), mounted above the ROM bin, prevents the ingress of oversize material. A fixed hydraulic rock breaker is used to break oversize material retained on the static grizzly. Ore is withdrawn from the ROM bin, by a variable speed vibrating grizzly. The vibrating grizzly will allow fines to bypass the crusher by dropping directly onto the sacrificial conveyor. Grizzly oversize reports to the jaw crusher that operates in an open circuit. Crushed ore from the crusher also discharges onto the sacrificial conveyor, which is followed by the crushed ore conveyor.
The sacrificial conveyor is fitted with a weightometer, to monitor the crushing area throughput and for controlling the ROM vibrating grizzly variable speed drive. A tramp metal magnet is installed on the sacrificial conveyor to remove metal mixed with the ore. Any spillage generated, within the crushing area, is manually recovered and transported to the reclaim ore hopper.
The secondary crushing circuit is closed by the secondary screen. The crushed ore conveyor combine the material from the primary crusher, with the product from the secondary crusher, and transport the ore to the secondary screen. The oversize from the secondary screen returns via conveyor to the coarse ore bin, prior to secondary crushing. The screen undersize is carried via a separate conveyor to the fine ore bin.
A vibrating pan feeder draws from the coarse ore bin to feed the secondary crusher. A variable speed feeder is used to maintain choke flow on the cone crusher. The crushed ore is combined with the primary crusher product, to return to screening. The coarse ore bin includes a high-level overflow / bypass back to the crushed ore conveyor, which allows the screening circuit to continue (without fresh feed) if the secondary crusher is temporarily unavailable.
A weightometer on the crushed ore conveyor allows for the efficiency of the crushing circuit to be analyzed, while a metal detector on the conveyor to the coarse ore bin will trip the conveyor, to allow metal to be manually removed, preventing potential damage to the secondary crusher.
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17.4.2Ore storage and reclaim
The fine ore bin has a live capacity of approximately 1,100 t (12 h of storage at the instantaneous feed rate to the ball mill). The fine ore bin includes an overflow facility, with excess ore transported by front end loader
(FEL) to a fine ore stockpile, for an additional capacity. Crushed ore will be reclaimed from the stockpile via a
FEL to a dedicated reclaim hopper and feeder when the bin is empty.
A variable speed belt feeder feeds ore from the fine ore bin onto the mill feed conveyor, which conveys the crushed ore to the mill feed chute. The mill feed conveyor is fitted with a weightometer, used for controlling the speed of the feeders and for mass accounting of feed presented to the grinding circuit.
Hydrated lime is added directly to the mill feed conveyor, via the lime variable speed rotary feeder. The lime storage silo has a storage capacity of 6 t, equivalent to two days of nominal usage.
Any spillage generated within the fine ore storage area will be manually recovered and transported to the reclaim hopper.
17.4.3Grinding & Classification area
17.4.3.1Ball mill
The grinding circuit is comprised a single stage, variable speed, grate discharge ball mill. The ball mill operates in closed circuit with hydro-cyclones. Scats / pebbles generation is expected to be minimal and will be recycled back to the mill feed conveyor via a front-end loader. The product particle size exiting the grinding circuit (cyclone overflow) will be controlled to 80% passing 100 µm.
To achieve the required leach product size, when treating ore at the 85th percentile of hardness, a 5.0 m Ø x
7.00 m (EGL) ball mill (16.4 ft. x 23.0 ft.; 3.3 MW) is required. Note that space has been included in the layout for a potential future installation of a secondary ball mill.
Fine ore, is conveyed to the mill feed chute via the mill feed conveyor. Process water is added to the mill feed chute, to control the in-mill pulp density. The mill is fitted with discharge grates which allows the slurry to pass through the mill and also relieves the mill of scats build-up. The mill product discharges to a trommel screen, for size classification.
Grinding media (100 mm balls) is added to the mill feed chute via a kibble, lifted into place by the grinding area jib crane.
17.4.3.2Classification & trash screen
The ball mill trommel screen oversize is diverted by gravity to a scats conveyor, to be recycled back to the mill feed conveyor by a FEL. Undersize from the trommel screen flows by gravity to the mill discharge pumpbox, from where it is pumped to the classification cyclone cluster by variable speed cyclone feed pumps.
The classification cyclone cluster overflow flows by gravity, via a trash screen, to the pre-leach thickener feed box. The trash screen undersize constitutes the pre-leach thickener feed while trash screen oversize is discharged to a trash bin. Cyclone underflow slurry flows, by gravity, back to the mill feed chute. Space has been left in the cyclone cluster for future expansion.
Spillage within the grinding circuit is managed through a sloping floor draining to a sump fitted with a sump pump. Slurry from this sump is discharged into the mill pumpbox. During flooding events the excess water gravitates via trenches to the event trench, which leads to the event pond.
17.4.3.3Gravity & ILR
A separate slurry pump on the mill discharge pumpbox will pump slurry to the gravity concentration circuit. It will report to a scalping screen which will scalp off any oversize or extraneous materials from entering the concentrator. Scalping screen oversize will gravity to the mill feed chute while the underflow is directed to the gravity concentrator or bypassed to the mill discharge pumpbox, depending the sequence step of the concentrator.
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Tailings from the gravity concentrator will flow by gravity to the mill discharge pumpbox. Concentrate will be flushed from the concentrator in batches after a set cycle time. This concentrate will be flushed into a concentrate holding hopper which provides surge capacity between the gravity concentrator and the intensive leach reactor (ILR).
Gravity concentrate will be leached in batches in the ILR. An elevated cyanide concentration and high oxidant addition will ensure complete dissolution of the coarse silver particles. Pregnant solution will be pumped to the pregnant solution tank, while the leached residue will be pumped back to the mill discharge pumpbox.
17.4.4Leaching & CCD area
17.4.4.1Trash screen & pre-leach
Trash screen undersize flows by gravity directly to the pre-leach thickener feed box. Here it is combined with the slurry from Plant #2 (Flotation Plant), flocculant and coagulant (to aid with particle settling and overflow clarity respectively). Overflow from the pre-leach thickener flows to the process water tank. Underflow from the pre-leach thickener, at approximately 51% w/w solids, is pumped to the leach circuit sampler and feed distribution box.
The pre-leach thickener area is serviced by a dedicated sump pump. Spillage and wash down collected by the sump pump will be returned to the thickener feed box. Excess water will overflow from this bunded area via trenches to the event trench, which leads to the event pond.
17.4.4.2Leaching
The slurry pumped to the leach feed distribution box continues to the pre- leach oxidation tank. Oxygen is injected via spargers, and bubbled through the slurry in the mechanically agitated pre-leach tank to oxidize cyanide consuming species and to improve downstream leach kinetics.
The leach circuit consists of five mechanically agitated tanks operating in series. Each tank has a live volume of 1,856 m³, including the pre-leach stage.  This equates to a nominal residence time of 12.28 h/stage, and a total leach duration of 61.4 h at a slurry feed rate of 151.3 m3/h.
Cyanide, for silver dissolution, is added to the leach circuit through a flow control valve from the leach cyanide header pipe. The primary cyanide dosing point is leach tank #1, with further addition points on tanks #2 and
#3. The operating pH of the leach circuit is maintained above 10.5 to maintain the protective alkalinity of the circuit and prevent the loss of cyanide to gaseous hydrogen cyanide. Protective alkalinity is maintained by the addition of lime to the mill feed conveyor.
Oxygen is also added to the leach circuit to aid with silver dissolution. Oxygen is supplied from the oxygen plant, with oxygen being injected into each of the six slurry-containing tanks via spargers. Should a tank be off-
line for maintenance, it is possible to bypass any of the six tanks. The ability to bypass tanks has been made possible by the installation of two pneumatic gates located within the inter-tank launders. One gate diverts slurry to the following tank while the second gate allows slurry diversion to the subsequent leach tank.
Slurry discharging from the last leach tank flows, by gravity, to the CCD feed sampler, from which either CCD
#1 or #2 can be fed.
The leach area is serviced by a sump pump, which discharges to the pre-leach tank. The leach bund area overflows in emergencies to the event trench, which leads to the event pond.
17.4.4.3Counter Current decantation
The first CCD thickener is fed via a gravity flow line from the leach circuit (following the CCD feed sampler).
The overflow of this thickener reports to the pregnant solution tank. The CCD circuit consists of 5 identical thickeners, each with its own rake mechanism, feed tank, overflow, and underflow with underflow duty /
standby pumps. Wash solution is introduced into the final CCD stage to wash silver from the slurry. The overflow solution from each thickener (except from the first one) flows via gravity to the preceding thickener, such that the wash solution moves counter-current to the direction of slurry flow through the train. This progressively displaces silver from the slurry solution. The underflow slurry (except from the last stage) is depleted from its silver content by being pumped to the subsequent thickener feed tank where it mixes with
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 251
the solution from the prior stage. The barren underflow slurry from the final CCD thickener is pumped to the tails sampler, and onto the tailings pumpbox.
The CCD layout is arranged such that the CCD overflow can flow by gravity to the previous CCD thickener, and eventually flow by gravity to the pregnant solution tank, with each thickener elevated 2 m higher than the previous. In addition, the piping layout allows any CCD thickener to be bypassed (both the gravity overflow, and the pumped underflow can bypass).
Each of the CCD thickener is located in a dedicated bund, which drains into the event trench. After the lowest
CCD thickener, a sump in the event trench holds back the fluid, to be pumped into the CCD #1 feed tank.
Should the sump overflows, the event trench continues to the event pond. Provision for caustic dosing into the first and last CCD thickener has been made in the event that emergency pH correction is required.
17.4.5Merrill Crowe & Refining
17.4.5.1Pregnant Solution
The pregnant solution from CCD #1 is combined with the pregnant solution from the intensive leach in the pregnant solution tank, and pumped to the clarifying filters.
17.4.5.2Clarification
The pregnant solution is filtered of any entrained solids in pressure filters, operating in a duty / standby arrangement. The filters will operate on a one-day cycle; while one filter is operating, the other can be cleaned, and prepared for use. Diatomaceous Earth (DE) is mixed with water to two different concentrations in dedicated mixing / storage tanks. The higher concentration DE mixture is used to pre-coat the clarification filter, while the lower concentration DE mixture is used as a body feed for both the clarification and precipitation filters.
Backwash from the clarifying filters can be sampled and will then be collected in the clarification backwash tank, and pumped back to the CCD circuit. A sump pump in the Merrill-Crowe area can pump any spillage back to the pregnant solution tank.
17.4.5.3Deaeration
After clarification, the solution can have any dissolved oxygen removed in a deaeration tower. A vacuum pump will lower the pressure in the tower, which lowers the concentration of dissolved gases in the solution. The deaerated solution is then pumped through a sampler to precipitation.
17.4.5.4Precipitation
Zinc powder and lead nitrate powder are mixed in the precipitation cone with the deaerated solution and water, which causes the zinc to preferentially dissolve, and the silver to precipitate out. The solution continues to the two precipitate filters presses, which act in a duty / standby arrangement on a two-day cycle. While one precipitate filter is operating, the standby filter is being emptied and prepared for the next cycle.
The precipitated silver cake is collected from the filter press, in plate trays, in preparation for drying.
17.4.5.5Barren Solution
After collection of the silver precipitate in the precipitate filters, the barren solution is discharged in the barren solution tank. The barren solution is pumped back to the process as wash water to CCD #5. Excess barren solution is discharged to the process water tank. A small amount of the barren solution is used for mixing in the precipitate cone.
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17.4.5.6Refinery
The silver bearing filter cake is thermally dried in a retort oven, together with the silver sludge from Plant #1
(Cyanidation Plant). Any mercury in the cake is collected in the retort scrubber for disposal. The retort and furnace are sized to operate every other day.
Dried filter cake is mixed with a prescribed flux mixture (silica, sodium nitrate and borax), prior to being charged into the electric induction furnace. The fluxes react with base metal oxides to form a slag, while the silver will remain as molten metal. The molten metal is poured into molds, to form doré ingots, which can be cleaned, assayed, stamped and stored in a secure vault ready for dispatch. The slag by-product will be periodically returned to the grinding circuit, via the mill.
The refinery area is serviced by a silver trap and dedicated sump pump. Any spillage within this area is pumped into 1 m3 totes, for assaying prior to disposal.
17.4.6Tailings disposal
Underflow slurry from the CCD #5 (or CCD #4 if CCD #5 is bypassed) is pumped to the tailings metallurgical sampler, and continue to the tailings pumpbox. Tailings are pumped from this hopper to the lined Tailings
Storage Facility E (TSF-E) for permanent storage. A HCN detector will alarm in case of the formation of HCN gas.
A tailings area sump pump pumps any spillage back into the tailings pumpbox. Residual cyanide will degrade naturally through hydrolysis and UV irradiation in the TSF-E.
17.4.7Reagents
The major reagents utilized within the process plant include:
•Hydrated lime for pH control.
•Sodium cyanide (NaCN) for silver dissolution.
•Caustic (NaOH) for neutralization.
•Flocculant for thickening.
•Coagulant for thickener overflow clarification
•Anti-scalant to reduce fouling in the water distribution and Merrill-Crowe circuit.
•Fluxes for smelting charge preparation.
•Mill media.
17.4.7.1Lime
Hydrated lime is delivered to site in 1,000 kg bulk bags. The lime storage silo has a storage capacity of two days (6 t). Lime is withdrawn from the silo by a variable speed rotary valve and deposited directly onto the mill feed conveyor. Additional lime or caustic bags can be kept at the leach area for emergency additions as required.
17.4.7.2Sodium Cyanide (NaCN)
Sodium cyanide is delivered to site in 1 t bags in boxes of briquettes. The box is manually opened, and the bags lifted by the reagents area hoist onto a bag breaker above the cyanide mixing tank.
Raw water is added to the mixing tank to achieve a solution with the desired cyanide concentration (20% w/v).
The mixing tank is mechanically agitated to assist with cyanide dissolution. Caustic is added to water in the cyanide mixing tank, to adjust the pH above 10.5 before any cyanide is added. Control of the pH above 10.5 is required to prevent the formation of poisonous hydrogen cyanide (HCN) during the mixing process.
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Briquettes are discharged into the partially filled mixing tank. After complete dissolution of a batch of cyanide, the mixed solution can be transferred into the cyanide storage tank. From here, cyanide solution can be distributed to the intensive leach reactor and leach circuit.
The sodium cyanide and caustic mixing and storage areas are placed in a common bunded area serviced by a common sump pump. Any spillage generated within this area is pumped to the leach feed distribution box.
An HCN detector will alarm in case of the formation of HCN gas.
17.4.7.3Caustic (Caustic Soda, Sodium Hydroxide, NaOH)
Caustic Soda is delivered to site in 25 kg bulk bags. The bags can be lifted, using the reagents area hoist, to the caustic hopper platform from where the bags can manually be emptied into the hopper.
Raw water is added to the mixing tank to achieve a solution with the desired caustic concentration (20% w/v).
The mixing tank is mechanically agitated to assist with caustic dissolution. A rotary feeder slowly draws the caustic pearls into the mixing tank, as the dissolution reaction is highly exothermic.
A metering pump delivers caustic solution to one of the following, as needed: cyanide mixing tank, intensive leach reactor, or CCD thickeners (fine pH control).
17.4.7.4Flocculant
Flocculant powder is delivered to site in 750-1,000 kg bulk bags, which are mixed in a proprietary mixing system, comprised of a bulk dry hopper, screw feeder, flocculant blower, mixing tank and storage tank. The flocculant plant mixes flocculant powder with raw water to achieve the required storage concentration (0.25%
w/w).
Flocculant powder is withdrawn from the storage hopper by the flocculant screw feeder. The screw feeder conveys flocculant to the flocculant eductor, from which the flocculant powder is pneumatically conveyed, to the flocculant wetting head, by the flocculant blower. Raw water is added to the wetting head, to hydrate the flocculant powder, prior to discharging into the agitated flocculant mixing tank. Upon completion of the mixing cycle, the flocculant is transferred to the flocculant storage tank by the flocculant transfer pump.
From the holding / storage tank, flocculant can be distributed to the pre-leach thickener (via an in-line mixer)
by the flocculant dosing pumps. Additional water is added to the in-line mixers to dilute the flocculant to
0.025% w/w prior to its discharge into the thickener feed launder. Similarly, flocculant can be added to each of the five CCD thickeners. Diluted flocculant will also be supplied to the intensive leach reactor. The flocculant area is serviced by a sump pump. Any spillage generated within this area can be pumped to the tails pumpbox.
17.4.7.5Coagulant
Coagulant powder is delivered to site in 750-1,000 kg bulk bags, which is mixed in a proprietary mixing system, comprised of a bulk dry hopper, screw feeder, coagulant blower, mixing tank and storage tank. The coagulant plant mixes coagulant powder with raw water to achieve the required storage concentration (1.0% w/w).
Coagulant powder is withdrawn from the storage hopper by the coagulant screw feeder. The screw feeder conveys coagulant to the coagulant eductor, from which the coagulant powder is pneumatically conveyed, to the coagulant wetting head, by the coagulant blower. Raw water is added to the wetting head, to hydrate the coagulant powder, prior to discharging into the agitated coagulant mixing tank. Upon completion of the mixing cycle, the coagulant is transferred to the coagulant storage tank by the coagulant transfer pump.
From the holding / storage tank, coagulant can be distributed to the pre-leach thickener (via an in-line mixer)
by the coagulant dosing pumps. Additional water is added to the in-line mixers to dilute the coagulant to 0.1%
w/w prior to its discharge into the thickener feed tank. Similarly, coagulant can be added to each of the five
CCD thickeners. The coagulant area is serviced by a sump pump. Any spillage generated within this area is pumped to the tails pumpbox.
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17.4.7.6Antiscalant
Antiscalant is delivered to the plant in bulk containers (IBC). Metering pumps can dose antiscalant directly from the IBC to the process water and Merrill-Crowe circuits.
17.4.7.7Fluxes
The following fluxes are delivered to the plant in 25 kg bags, and used in the refinery: borax, sodium nitrate, fluorspar, sodium carbonate, and silica sand.
17.4.7.8Mill Media
100 mm balls for the milling circuit are supplied to site in 200 L drums. A drum tilter, attached to a forklift, will dump the balls into the mill media loading hopper. The balls will be loaded into the mill media kibble, and transported to the milling area by forklift. The primary grinding area jib crane will lift the media kibble, and discharge the contents directly into the mill feed spout via a dedicated chute.
17.4.8Water Services
The process plant utilizes raw water, filtered water, barren solution and process water. Potable water is supplied in bottles for the whole site.
17.4.8.1Raw Water
Raw water for the process plant and mining operation is harvested from the Zgounder river and supplemented from various run-off collection ponds throughout the site. Raw water from the various sources is stored within the raw water storage basins. Water from the raw water storage basins is pumped to the plant raw water tank
(307 m3 of capacity).
Raw water is reticulated through the plant by dedicated raw water pumps, to the predominant user points, namely:
•Dust suppression and hose stations in the crushing circuit.
•Reagent make-up.
•Clarification back-wash.
•Gland water system.
17.4.8.2Filtered and Gland Seal Water
Some raw water users require water with a low suspended solids content (pump gland seals). To satisfy this need, a portion of the raw water will be subjected to water treatment by filtration. Filtered water is stored within a dedicated filtered water storage tank from where it is pumped to the various end users by dedicated duty and standby pumps.
17.4.8.3Fire water
A buried firewater ring main supplies water for hydrants and hose reels around the plant. The firewater is located close to the Flotation Plant and is fully dedicated to fire protection. Fire water is supplied form the
60,000m3 Raw water storage basin.
17.4.8.4Process Water
Process water will predominantly consist of pre-leach thickener overflow and TSF reclaim water. Process water is stored in a 1,800 m3 process water tank, which provides for over four hours of surge capacity.
Provision has been made to top-up the tank from the raw water system, should this be required. From the process water tank, water is reticulated by two sets of process water pumps. The low-pressure pumps are predominantly supplied by the thickener overflow, and pump water to the following users:
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•Grinding dilution and trommel spray.
•Flocculant / coagulant dilution.
•Tails pumpbox (for dilution and/or disposal of excess water).
•Hose stations.
The high-pressure pumps draw cleaner water from the process water tank, and supply:
•Wet vibrating screen spray bars.
•Gravity concentrator and intensive leach reactor.
The process water tank containment will drain to the process solution pond (together with the pregnant solution tank containment).
17.4.8.5Safety shower Water
Filtered water is used exclusively for the plant eye wash / safety showers. A 4.5m3 heated tank will store the water, while a recirculating pumped system will distribute the water to the showers.
17.4.8.6Stormwater / Event pond
A large combined stormwater / event pond (10,000m3 of capacity) is located near the refinery, at the lowest elevation of the plant site. An event trench runs through the process plant, and any large-scale floods from the following areas discharge into the event trench, which eventually flows into the combined pond:
•Grinding / gravity concentration / intensive leach
•Pre-leach thickening
•Leaching
•CCD
The capacity of the pond is sufficient to store more than 100% of the largest tank in the plant. The combined pond is also used to store the run-off from rainfall on the plant site. The pond is sized to contain the following in the event of a 1 in 100 year flood:
•Surface run-off from the plant site.
•Run-off from within all containment areas.
17.4.9Air Services
Plant air at 700 kPa will be provided by two high pressure air compressors, operating in a lead-lag configuration. The entire high pressure air supply will be dried. Dried air will be distributed to the required plant areas, with three dedicated air receivers available to guarantee supply to various parts of the plant.
Oxygen, for use within the leach circuit, will be supplied from a dedicated 15 tpd pressure swing adsorption
(PSA) oxygen plant.
17.5CONTROL SYSTEM _ CONTROL PHILOSOPHY
The general control philosophy for the plant will be one with an adequate level of automation and remotely controlled facilities. Instrumentation will be provided within the plant to measure and control key process parameters, prevent upset conditions and to provide a safe work environment.
Two PC based Operator Interface Terminal (OITs) are located in the main control room to be used permanently by the control room operator for daily operations. These OITs provide a central area from where the Zgounder plant is operated and monitored and from which the regulatory control loops can be monitored and adjusted. An engineering workstation is also provided in the control room and act as the primary SCADA
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server and configuration station. A secondary server complete with OIT is installed in the crushing control room, and act as a back up to the primary server. Operation and control is also possible from both servers.
All key process and maintenance parameters are available for trending and alarming on the Process Control
System (PCS). Historic trending is available for a minimum of one month. The PCS proposed for the plant is a programmable logic controller (PLC) and SCADA based system. The PCS controls the process interlocks and
PID control loops for non-packaged equipment. Control loop set-point changes for non-packaged equipment are made at the OITs. Packaged equipments generally include their own PLC.
There will be two modes for loop controlled Control Variables available in the PCS. These are ‘Auto Mode’ and
‘Manual Mode’. In Auto Mode, the Control Variable will be predominantly controlled by the applicable PID loop based on the Process Variable set-point. Auto Mode control may include cascade control loops where the
Process Variable set-point is provided by another control loop rather than being directly specified. In Manual
Mode, the Control Variable may be entered manually on the SCADA OIT.
In general, the plant process drives will, as a minimum, report their Ready, Run and Fault status to the PCS system and these will be displayed on the OIT.
Slurry pumps will have a local HMI screen, located near the pump, for local control of the pumps and associated actuated valves. Separately, an emergency latch-off-stop (LOS) will be provided for all pumps
(hard-wired to the drive starter).
All other drives will have local control stations in proximity to the relevant drives. These will, at a minimum, contain start and latch-off-stop (LOS) pushbuttons which will be hard-wired to the drive starter.
Plant drives will predominantly be started by the control room operator, after inspection of equipment by an operator in the field. The mill will be started locally using its standalone control panel.
The OIT will allow drives to be selected to either the ‘Local’ or the ‘Remote’ modes via the drive control pop- up on the OIT. Under Remote mode, the OIT can select drives to be controlled in either Manual or Auto modes.
Statutory or safety interlocks such as emergency stops, lubrication and overload protection are hardwired and will apply in all modes of operation. Process interlocks will be disabled or bypassed in Local mode.
Most of the vendor packages will be operated and controlled by the PCS system. General equipment fault alarms from these vendor packages will be monitored by the PCS system and displayed on the OIT. Fault diagnostics and troubleshooting of vendor packages will be performed locally. A ‘Run Enable’ signal can be sent from the PCS (via a hardwired connection) to the vendor packages where required as a start permissive to start these packages remotely.
Apart from the sequences contained within the as-supplied vendor control packages, there will not be any higher level start or stop sequences in the control system.
17.6COMBINED PROCESSING OPERATIONS
In 2025, and following the start-up of the process plant #1, AYA Gold & Silver started an optimization project in order to combine the different flows of slurry ground in the process plant #2 and #3, and to process the resulting flow inside process plant #1 leach circuit, as well as debottleneck the resulting leach and CCD circuit. The following modification have been done on the process plants in 2025:
•process plant #1 tailings pumpbox configuration modification
•tailings pump change
•tailings pipeline modification and size (diameter) increase
•process plant #3 (old cyanidation) tailings thickener modification and pump upgrade to pump slurry to process plant #1 (directly in the leaching circuit)
•reconfiguration of process plant #1 leach circuit launders to accommodate the throughput increase
•crushing circuit optimization, with crushed product top size of 14mm
•cyclone addition in process plant #1 and #2
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•oxygen plant performance improvement since start-up
•trash screen optimization upstream of pre-leach thickener
•reagents consumption optimization
With this throughput optimization project already well advanced, the combined overall processing rate of the
Zgounder plant went from 2,600 tpd in the beginning of the year to 3,600 tpd in September 2025, and further improvement was expected in Q4-2025. The following figure shows the progression of the daily throughput and metallurgical recovery at Zgounder process plants, including the anticipated processing rate and recovery for Q4 2025.
As part of the 2026 sustaining program for the Zgounder Mine, some capital will be allocated to the completion of the debottlenecking project, as well as for small upgrades of some circuit in the Plant #1. The goal of this project will be to reliably achieve the long term throughput rate of 3,850tpd that is necessary to reach the production level goals.
Figure 17-2Mill daily throughput rate at Zgounder processing facilities
17.7METALLURGICAL ACCOUNTING
Weightometers are located on the following conveyors throughout the plant:
•CV-001 Sacrificial conveyor which measures primary crushed ore tonnage;
•CV-002 Crushing conveyor, which measures secondary crushed tonnage
•CV-005 Mill feed conveyor which measures mill feed tonnes;
Routine sampling of the leach feed stream, CCD thickener feed stream and the tailings provide shift samples for leach head grade, CCD feed grade and tails solution grades respectively. A density and flow meter on the leach feed, CCD thickeners underflow and tailings stream allow the dry tonnage of solids pumped to the leach,
CCD thickeners and tailings management facility (TMF) to be determined as a cross check on the mill feed tonnage determined from the mill feed weightometer. In conjunction with the leach feed and tails samples, the mass flow measurements allows the silver recovered in the Merrill Crowe circuit to be calculated.
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Routine sampling of the solution within the Merrill Crowe circuit also provides representative samples for solution grade analysis. Similarly, routine sampling of the pregnant and barren solution provides indications of how well the CCD and Merrill Crowe circuit are performing. These samples also provide data for calculation of silver recovery to cross check with the amount of silver in the doré bar.
The process plant control system accumulate and report all automatically measured process parameters on an hourly, shift or daily basis as required.
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18.0PROJECT INFRASTRUCTURE
18.1INTRODUCTION
This section includes a presentation of the general infrastructures supporting the Zgounder silver mine, with a specific focus on: road access, water management, tailings storage, electrical power, fuel storage, and other site related buildings.
The surface infrastructures to support the Zgounder operations are in place, and include:
•The Zgounder open pit mine and the related open contractor's workshop and installations
•The processing facilities, namely the Plant #1 (newly build process plant), the Plant #2 (old Flotation plant), and the Plant #3 (old Cyanidation Plant).
•The process plant service buildings, such as the main warehouse, the open storage area, the plant workshop, the reagent warehouse, and the process plant office buildings
•The mine facilities, such as the mine offices (for underground and open pit), the change houses (for contractors and ZMSM personnel), the surface workshops (for contractors and ZMSM), the mine consumables storage areas, explosive storage area and detonators storage area, the diesel storage area, the weight bridge area, and the mine electrical substation
•Administration buildings, which include the site management offices, the health and safety induction building and mine rescue building, the first aid building / infirmary building, and the site canteen
•The site accommodation camp
•The main incoming electrical substation, with 60/22kV transformers, and the different electrical substations and distribution network
•The assay laboratories
•All the ore stockpiles
•The water management facilities, including the water storage basins and water harvesting dams
•The decommissioned Tailings Storage Facilities (TSF)
•The active TSF (TSF-E)
•The waste storage area
The following Figure 18-1 presents the site general layout.
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OPEN PIT CONTRACTOR FACILITIES
OPEN PIT AREA
DIESEL STORAGE AREA
UG MINE PORTAL
PROCESS PLANT #3
WATER HARVESTING DAM #1
PROCESS PLANT #2
60K WATER BASIN
PLANT WORKSHOP & WAREHOUSE
PROCESS PLANT #1
Main ELECTRICAL SUBSTATION
ALS LABORATORY
WATER HARVESTING DAM #2
WATER STORAGE BASIN #2
ADMIN OFFICE & CANTEEN
MINE CAMP
TSF-E
WATER STORAGE BASIN #5

Figure 18-1Zgounder site general layout
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18.1ROAD CONNECTION AND ACCESSES
The general site access considerations are provided in Section 5 of the report, and additional information are included in this section.
18.1.1Camp & Plant roads
The Plant and camp roads provide access between the main entrance gate, and the main warehouse, workshop, reagent storage, administration building, canteen, laboratory, process plant #1 and #2, and camp facilities.
The road coming from the main gate and going to the administration building and camp is typically 7 to 9m wide and was build with a finishing bitumen impregnation layer to avoid to limit dust movement close to the office building and camp. The other roads going to the processing plants, workshop and warehouse areas are similar in width, but are not sealed with a bitumen layer.
18.1.2Mine Haul road
Mine haulage roads have been constructed or improved as part of the expansion of the Zgounder operations in 2023-2024.
The haulage road going from the New Process Plant ROM Pad to the UG Mine portal entrance was enlarged from its original width of approximately 5 m, to a new width of approximately 15m including ditches and berms. The following Figure 18-2 presents a typical section of the haulage road enlargement.
Figure 18-2Typical Haulage road section
A new Haulage road was also build to access the Open Pit area. This road was developed from the junction of the existing Haulage road close to the main UG portal (+/- 2010m elevation) up to the Pit entrance, at the
2200m elevation. The total length of the road is approximately 2100 meters, and the average slope gradient
10%. The overall width of this new open pit haulage road is approximately 10m, including the ditches and the berms.
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18.2WATER SUPPLY, AND SURFACE WATER MANAGEMENT
A detailed water balance model was developed at site to estimate the demand for raw water, considering the process water demand, the losses and gains from the tailings storage facility, the mine dewatering, the dust suppression on the haulage roads and in the open pit.
18.2.1Fresh water
For all the fresh water needs at the mine site, a 28km long pipeline coming from a natural spring located in the high atlas mountains (the Macoste spring) brings all year long approximately 15 to 18 m3/hr of clean fresh water. This water is stored in a dedicated water reservoir, from which and after going through a chlorination system, fresh water is distributed to the camp.
A UV water purification systems is also installed in the canteen to distribute potable water.
18.2.2Raw water
All the make-up water needed in the process plant as well as in the open pit mine for dust suppression is supplied from the raw water storage basins, which feeds from two water harvesting dams located on the
Zgounder river.
A pumping capacity of 120m3/hr has been installed at both water harvesting dams, and during the rainy season, which typically is from November to April, the water stored in the one of the harvesting dam is then pumped directly into the water storage basins #2 or #5. The total storage capacity between basin #2 and #5 is approximately 260,000 m3.
From these two storage basins, water is then sent by gravity into a raw water distribution basin which has a capacity of 60,000m3 (60K water basin). From the 60K basin, water is then pumped in the raw water distribution circuit of the process plants.  A total of 0.3 m3 of raw water per tonne of Ore processed is used by the operation, the total storage capacity at site provides about 9-10 months of water need.
It is to be noted that, although the UG mine fairly dry, any water excess water pumped from the underground and not used in the mine is then added into the raw water circuit.
The following figure presents the location of the water storage basins and harvesting dams.
Figure 18-3Raw water infrastructures at Zgounder
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Figure 18-4Water harvesting dam #2, with floating pumping system
In order to limit the water losses due to evaporation in the raw water storage basins, an evaporation protection system has been put in place in 2025, and consists of hexagon-shaped HPDE floating cover. This system allow an important reduction of water loss due to evaporation and is also wind resistant.
18.2.3Process water
Given the site weather conditions at Zgounder, with a fairly low amount of precipitation on average, it has been deemed necessary to recycle as much water from the TSF as possible. The water in the TSF-E containing cyanide, it is used only for process water in the different process plants.
Two floating barges have been installed in the TSF_E and water recovery from the TSF assures approximately
70% of the total water consumed in the process plants, or 0.92 Mm3 per year. After the water is recovered from the TSF, it is sent to a decantation pond from which a pumping system supplies process water into the process water distribution system of the process plants.
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18.3TAILINGS STORAGE FACILITY
AYA works towards aligning the current practices with the Global Industry Standard on Tailings Management
(GISTM). AYA has retained the services of Epoch Resources (Pty) Ltd (“Epoch”) for the role of Engineer of
Record (EoR).  As such, Epoch is the firm responsible for confirming that the old, current and future tailings facility are designed, constructed, and decommissioned with appropriate concern for integrity of the facility, and that it aligns with and meets applicable regulations, statutes, guidelines, codes, and standards. Epoch is a
South African based company with extensive experience and skills on design, project execution and ongoing monitoring/inspection of tailings storage facilities (“TSFs”) within Africa
The information presented in this section is, for the most part, largely extracted, translated and/or summarized from several reports prepared by our designer of records (DoR) GCIM, our Engineer or record
(EoR) since 2022 and ZMSM internal reports, data and communications.
18.3.1Historical TSF
ZMSM manages four former TSFs that are no longer in operation. They are designated A, B, C, and D. The following figure shows the location of these former TSFs.
Figure 18-5Aerial view of the historical TSF
TSF A, located approximately 900 m from the process plant, was used from 1980 to 1990 by the Société
minière de sidi lahcen (SOMIL). The TSF was the subject of a geotechnical characterization campaign and stability analyses in 2024. It is planned to excavate the tailings contained in TSF A and reprocess them in the
Process plant #1, over a period the next 5 to 6 years. Following the recommendations from the Company's
Engineer of Record (EPOCH), the excavation will be carried out in such a way as to gradually soften the profile of its retaining wall with the aim of increasing its stability as the excavation progresses.
TSF B, located approximately 300 m from the Process plant #1, was intended to receive tailings from the flotation plant built in 2018, and its operation stopped in 2020. It contains approximately 200,000 m3 of tailings.
TSF C, located approximately 600 m from the Process plant #1, was built in 2010. It was intended to receive tailings from the old cyanidation plant (Process plant #3). It stopped receiving tailings in Q1-2025, and contains approximately 520,000 m3 of tailings.
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TSF D, located approximately 500 m from the Process plant #1, was built in 2020 to receive tailings from the flotation plant (Process plant #2). It stopped receiving tailings in July 2024 when TSF E was put into operation. It contains approximately 530,000 m3 of tailings.
All the historical TSF were the subject of a detailed geotechnical characterization campaign in 2024. The development of the stabilization concept for these TSFs is underway and the stabilization work will begin in
2026.
In order to receive tailings from the new cyanidation plant (Process plant #1), a new TSF was built and is in operation since July 2024.
18.3.2Active Tailings Storage Facility - TSF E
18.3.2.1Site selection
TSF site location has been based on the topographic backgrounds at scale of 1:50,000, the topographic survey, satellite photos and digital terrain models. The choice of the final location was made from five potential sites showed on the following figure.
Figure 18-6Proposed potential sites for TSF-E construction
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A brief description of each potential site is as follows:
•Site A is located about 2 km northeast of the plant and closes a fairly wide thalweg with an east-west direction. The catchment area of the embankment is 2.57 km².
•Site B is located on a thalweg adjoining the south side of the thalweg of site A, approximately 1.7 km northeast of the plant. The catchment area of the embankment is 0.94 km². The direction of the flow is from southeast to northwest.
•Site C is located approximately 1,000 m to the southeast of the plant on a thalweg with a general east-
west direction. The catchment area of the embankment is 0.85 km².
•Site D is located about 2.5 km east of the plant and closes a thalweg with a northeast-southwest direction. The catchment area of the embankment is 0.98 km².
•Site E: raise of the current cyanidation Plant TSF. However, based on the available topographic backgrounds, the maximum storage capacity of the elevation of the cyanide dike is estimated at 1.9 to
2.0 Mm3, which is insufficient, given the total forecast storage needs.
A comparison of the performance of each site was made, based on the following characteristics:
•Maximum storage capacity conditioning the duration of operation of the structure;
•Maximum height of embankment;
•Hydrology of the respective watersheds to assess the magnitude of the floods of the watersheds controlled by the planned works;
•Geological and geotechnical conditions;
•Preliminary estimate of the quantities of work required to construct the dikes.
Finally, site C was retained due to its proximity to the plant and the reduced surface area of the catchment area upstream of the embankment.
However, Site A and Site E have been kept as a fallback solution in the event of saturation of Site C, which may happen if the production of the mine increases following new extensions of the deposit and/or a possible extension of its operating life.
18.3.2.2Hydrological Conditions of the chosen site.
A thorough approach using three different methods was used to determine the water flows generated by the catchment areas of the TSF as well as different return periods:
•Empirical formulas approach to calculate floods of rare frequencies and in particular of return frequency
1/10 necessary for the Gradex Method.
•Direct transposition of peak flows by the Francou-Rodier method from the sites of hydrological stations.
•Use of the rain Gradex from the estimated ten-year peak flow.
The estimates are based on rainfall data from October 1988 to August 2020 from the Iguidi substation located about 18 km from the study area.
For the assessment of water input and flash flood events, the data from the Iguidi hydrological station located in the Tifnout wadi basin was also used. It has been in operation since 1989, and the processing of the hydrological information was updated until August 2013, at which time, the station was damaged by a flash flood.
An examination of the topography of the watershed of the selected TSF site made it possible to delimit the watershed lines, identify the longest rivers, the extreme elevations as well as their morphological characteristics and is summarized in the following table.
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Table 18-1Catchment Areas Characteristics

Site Name	Area	Length	Grade	Perimeter	Altitude Difference
	km²	km	%	[km]	Elev Max	Elev Min	Diff.
Site C	0.854	1.295	10.04	3,679	2 240	2 110	130
The flood flow rate retained for the TSF site is deduced from the average of the Gradex formula and its transposition.
Table 18-2Floods at Different Return Periods

Catchment Area		Site C
Area [km²]		0.85
Estimated Flows	Qp 10 [m3/s]	9.21
	V [m3]	16 411
	Qp 20 [m3/s]	7.69
	V [m3]	13 690
	Qp 50 [m3/s]	8.85
	V [m3]	15 755
	Qp 100 [m3/s]	9.76
	V [m3]	17 389
The stability assessment conducted as part of the detailed design phase demonstrated that the minimum embankment slopes to be adopted (taking into account the quality of the construction materials, the foundation and the different load cases examined) are 2.25H/1V for the slopes downstream and upstream of the embankment wall for the first phase and 2.0H/1V for the slopes downstream for phases 2 and 3.
18.3.2.3Design Criteria
The following elements were applied for the new Tailings Storage Facility (TSF) design criteria:
•The tailings stored in the TSF-E are coming from the cyanidation circuit;
•The TSF construction is by embankment with downstream elevations forecast;
•The construction of the TSF is planned to be carried out in 3 phases. Phase 1, currently in operation, is at the elevation 2160m and phases 2 and 3 will be at elevations 2171m and 2182m respectively.
•Daily plant ore treatment : 3750 t/d;
•Plant operation: 360 days per year;
•TSF lifetime : 6,0 years (from 2026 onwards)
•In situ tailing dry density of 1,4 t/m3
•1,5 m tailing freeboard
•Tailing beach slope of 1:50
•Fully contained TSF, with 2mm HDPE geomembrane, and 500g/m2 geotextile complex.
Based on  the information above, the total (phase 3) tailing storage capacity is 8 500 000 tons or 6 100 000 m3
The site A, located about 2 km northeast of the plant, considered during site selection of the current TSF is preferred to establish the future TSF when the actual TSF will be full, but Site E might also be considered.
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18.3.2.4TSF Construction and Phasing
The TSF will be built in three phases. The first phase, already constructed and in operation, has the capacity to accommodate 1 900 000 tons of tailings, while phases 2 and 3 will be able to accommodate 3 800 000 and 2
800 000 tons respectively, based on the anticipated tailings density.
Construction of phase 1 of the TSF was completed in December 2023 and tailings deposition began in July
2024. By January 2025, 127 000 tons of tailings from the Process plant #2t had been discharged into the TSF-
E. Since November 2024, tailings from the Process plant #1 have been discharged into the TSF-E. By the end of September 2025, a total of 917,000 tons of tailings had been deposited in this TSF.
As of the end of September 2025, the tender for the construction of Phase 2 of the TSF-2 was completed and contractor proposals were received. Construction of Phase 2 is scheduled to begin in early December 2025 and are expected to  be completed by June 2026.
Phase 1
This phase includes the construction of the starter dam in colluvial materials. The embankment will have the following characteristics:
•Final elevation of the dam (phase 1) : 2160,3 masl;
•Crest width: 7 m;
•Dam upstream slope: 2.25H/1V;
•Dam downstream slope: 2.25H/1V;
•Volume stored: 1,4 Mm3
•The embankment upstream of the dam will be protected by a geomembrane (2 mm) – anti-puncture geotextile (500 g/m2), anchored in a trench filled with clay;
•The downstream dam will be protected against gullying with rockfills.
A drainage network made up of draining collectors placed in trenches filled with draining materials have been installed under the geomembrane. This network collect any potential leaks under the geomembrane and protect the TSF against any rising water table. A collection pond is installed downstream of the dam to collect any percolation water.
The supernatant water the TSF will be collected and sent back to the plant by means of a floating barge equipped with pumps and a HDPE return water line.
The following Figure 18-7 shows a typical cross section of the TSE-E phase 1 embankment. The figures 18-8 and 18-9 show an aerial view of the TSF-E as of march 2025, as well as a view from the south side of the TSF-
E and looking North.
Figure 18-7Typical Cross Section for Phase 1 TSF Dam
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Figure 18-8Aerial view of the TSF-E Phase 1, with tailings deposited
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Figure 18-9Picture of TSF-E from its South side looking towards the North-West
Phase 2:
This phase includes raising the dam downstream in colluvial materials from the existing TSF, with the following characteristics:
•Final elevation of the dam (phase 2): 2172,3 MASL;
•Crest width: 7 m;
•Dam upstream slope: 2,25 H/1 V;
•Dam downstream slope: 2,0 H/1 V;
•Volume stored (Phase 1 + Phase 2): 4 000 000 m3
•Extension of the geomembrane and the geotextile on the upstream embankment of the dam.
The existing drainage network will be extended with the extension of the geomembrane and the protective geotextile. The supernatant water in the TSF will be collected and sent back to the plant by means of a floating barge equipped with pumps and a HDPE return water line.
The following figures show the details of Phase 2 design.
Figure 18-10Plan view of the TSF Phase 2
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Figure 18-11Typical cross section of TSF-E Phase 2 embankment
Phase 3 :
This phase includes raising the dam downstream in colluvial materials existing TSF, with the following characteristics:
•Final elevation of the dam (phase 3) : 2181,8 MASL;
•Crest width: 7 m;
•Dam upstream slope: 2.25 H/1 V;
•Dam downstream slope: 2.0 H/1 V;
•Volume stored (phase 1 + phase 2 + phase 3): 6,100,000 m3
•Extension of the geomembrane and the geotextile on the upstream embankment of the dam.
The drainage network will be extended with the extension of the geomembrane and the protective geotextile.
Excess water will be collected and returned to the plant by means of a floating barge on which pumps and a
HDPE return water pipe will be installed.
The following Figures 18-12 and 18-13 show the details of the TSF-E Phase 3 design.
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Figure 18-12Plan View of TSF-E Phase 3
Figure 18-13Typical cross section of TSF-E Phase 3 embankment
A new TSF and/or an additional phase to the TSF-E will be constructed in the future, and provisions in the sustaining capex have been made. The site of the future TSF will be determined in the coming years, and will be located on the Zgounder mine property.
18.4ELECTRICAL POWER AND DISTRIBUTION
As part of the expansion of the Zgounder mine, a new 90km long power line was built from the Igli substation to the mine site. The national electricity power provider (Office National de l'Électricité et de l'Eau  - ONEE)
owns and manages the electricity generation and transmission network. The following power supply infrastructure was constructed for the Zgounder mine:
•Extension of the IGLI substation, including the new 60kV busbar and transmission line feeder
•The 90km long 60kV electrical line
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•The new main incoming substation at Zgounder which is onwed by ONEE, jointly operated by ZMSM and
ONEE.
In the main incoming electrical substation, the 60kV power is then transformed in 22kV power for site general distribution. A total of two 20MVa 60/22kV transformers, one in operation and one in backup, provide enough power for the entire site.  In the same electrical substation, another set of power transformers (22/5.5kV) of
12MVa capacity each are used to supply power to the Process plant #1 in which distribution in 5.5kV and in
400V is used.
From the main electrical substation, the power is distributed to the different site electrical substation in 22kV through a network of 22kV power lines, which go the Mine area, Camp, TSF and raw water storage basins.
18.5FUEL SUPPLY AND STORAGE
The Zgounder site being relatively easy to access all year long with a paved road from the city of Agadir
(where a deep sea port and fuel depot are located), the diesel deliveries at site are done on a weekly basis.
There are a total of four diesel tanks operated by ZMSM, with a total combined storage capacity of 50,000 liters. The main diesel consumption is for the UG Mine. The open pit contractor has its own diesel storage area which it owns and operates.
18.6SITE ACCOMMODATION
As part of the Zgounder expansion project, a total of 116 rooms have been added on site. The construction is of a prefabricated modular type, and the room have been split into 10 different buildings.
The following figure shows a typical 12-room modular building built on site.
Figure 18-14typical accommodation building at Zgounder
In total, including the already existing accommodation prior to the site expansion, there is a total of approximately 180 rooms at Zgounder.
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19.0MARKET STUDIES AND CONTRACTS
19.1INTRODUCTION
The following section includes discussion and comment on the commodity, market studies and key contracts related to the operations of Zgounder Silver Mine. Specifically, details are provided on the following aspects:
silver commodity prices; macroeconomics and material contracts.
19.2MARKET STUDY
No market study are currently relevant as the Zgounder Mine is operating and producing a readily salable commodity (silver) in the form of silver ingots. Silver ingot produced is typically above 97% in grade, and is exported to refineries in Switzerland.
19.3COMMODITY PRICE PROJECTION
Commodity prices used in the Mineral Resource and Mineral Reserve estimates are set by a corporate decision made by Aya's management. The current silver price provided for Mineral Reserve estimation is 26$
per ounce, and 28$ per ounce for Mineral Resource estimation.
19.4CONTRACTS
The material contracts in place at Zgounder mine are based on terms, rates and charges  within industry norms and standards and are the following:
•The contract related to grade control drilling services, and supplied by Geosond Maroc
•The contract related to the drilling, blasting, loading and hauling services for the open pit (Open Pit contractor), as supplied by CADEX
•The contract related to the underground lateral development for Capital infrastructures (Underground
Mine contractor), as supplied by TSM
•The contract related to the analytical services for geological and metallurgical samples, as supplied by
ALS
•The contract related to the supply of electrical power, from ONEE
•The refining services for Zgounder mine, as supplied by MKS
In addition to the above, the Zgounder silver mine has a number of other contracts related to various services including light vehicles leasing, consultancy services, communication and IT services, security services, legal services, and accounting and audit services.
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20.0ENVIRONMENTAL STUDIES, PERMITS, AND SOCIAL OR
COMMUNITY IMPACTS
20.1INTRODUCTION
This Section presents available and relevant information regarding environmental studies, environmental permitting, and social or community aspects related to the Zgounder Project.
The mine is located on the western flank of the Proterozoic Siroua Massif, on the province of Taroudant,
Kingdom of Morocco, in the central part of the Anti-Atlas Mountain. It is situated approximately 215 km south of the city of Marrakech, 220 km east of the city of Agadir and 140 km west of the city of Ouarzazate.
The Zgounder Silver Deposit has a long history of intermittent exploration and mining activities from ancient times to present day.
20.2PERMITTING
20.2.1Introduction
The first Environmental Impact Assessment (EIA) study of the Zgounder mine was prepared in 2013 by
Hydraumet Maroc. The area covered by this impact study is registered under Title No. 09/2096 issued by the
Rabat Mines Directorate. Following the EIA, operating permit No. 2306, which included exploration permit, surface rights, access to property and any type of mining operations was issued to Maya Gold and Silver Inc.
by ONHYM. On August 15, 2014, the operation of the Zgounder mine by ZMSM received environmental acceptability from the prefecture of Agadir Ida-Outanane.
In December 2021, NOVEC submitted a new Environmental and Social Impact Assessment (ESIA) as part of the Zgounder Silver Mine Expansion Project. The International Finance Corporation’s Performance Standards
were applied when defining the scope and terms of reference of this new ESIA. On February 23, 2022, ZMSM received environmental acceptability by the Regional Center of Investment (CRI) of the Souss-Massa region.
20.2.2Permitting of water supply
In Morocco, digging of wells and drilling, and withdrawal of water from natural resources requires authorization from the Water Agency. In the case of Zgounder Mine, this is the Souss-Massa Hydraulic Basin
Agency.
An in-principal approval was received from the Water Agency in October 2023 for a temporary small water extraction weir (dam) on the Zgounder River. No time period or specific abstraction volume is included. A period of 10 years was requested by ZMSM in its application. The final approval by Souss-Massa Hydraulic
Basin Agency was delivered on June 3, 2024.
20.2.3Land acquisition
A social baseline and impact assessment was completed in 2023. The results were used to inform the Land
Acquisition and Livelihood Restoration Plan (LALRP) implementation. The assessment identified that 88 ha of land used for grazing would be lost to herders due to the expansion of the mine footprint. The assessment concluded that the mine expansion would not affect the shepherds’ livelihoods in the area as a relatively small portion of land would be lost and that other land exists in the surrounding area that can be used for this purpose.
Land ownership was identified and tied to two tribal landowners. An initial rental contract was established in
2022 for 174 HA between ZMSM and the "Direction des Affaires Rurales" (DAR), the trustee for traditional tribal landowners. In 2025, the contract was amended to include an additional 88 HA so that it reflects accurately actual land use by ZMSM.
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20.2.4Regulatory Framework
Impact studies are governed by Law 12-03, which aims to harmonize the procedures for preparing and reviewing impact studies at the national level. It delimits the scope of the law enforceable against public and private projects which, by reason of their size or nature, are likely to have an impact on the environment. It defines the objectives and content of an impact study and makes the granting of any authorization for the realization of said projects conditional on obtaining an "Environmental Acceptability" decision. The law provides for a mandatory public inquiry, the conditions of application of which are laid down in Decree No.
2-04-564.
Morocco has developed an environmental policy aimed at preserving ecosystems and promoting sustainable development.  The Moroccan legislative framework includes several legislative texts aimed at protecting public health and the environment.
Mining activities are governed by several legislation, a few of these are listed below:
•Law 33-13 (2016), Mining Code;
•Decree n°2-15-807 (April 20, 2016), on the application of Law 33-13;
•Dahir no 1-03-59 - Law No. 11-03 on the protection and enhancement of the environment;
•Dahir no 1-03-60 - Law No. 12-03 on environmental impact assessments studies and their implementing
Decrees;
•Decree No. 2‐04‐563 of November 4, 2008, on the functions and operation of the national committee and regional committees studying environmental impacts;
•Decree No. 2-04-564 04 November 2008 listing rules for the organization and conduct of the public inquiry into the Project subject to the studies of environmental impacts;
•Dahir no 1-03-61 - Law No. 13-03 on the fight against air pollution;
•Law No. 49-17 on Environmental Assessments (August 13, 2020);
•Law 99-12 relative to a national charter on the environment and sustainable development;
•Law 42-6 concerning Paris Agreement on climate change;
•Law No. 28-00 on waste management and disposal;
•Law 36-15 concerning water;
•Dahir No. 1-69-170 of July 1969 on the protection and restoration of soil;
•Dahir 20 Hijja 1335 (1917) on forest conservation and exploitation.
Morocco has also ratified the following international conventions that are applicable to the project:
•Paris Climate Accords;
•Ramsar Convention on Wetlands of International Importance Especially as Waterfowl Habitat;
•UNESCO Convention Concerning the Protection of the World Cultural and Natural Heritage;
•Convention on International Trade in Endangered Species of Wild Fauna and Flora
•Bonn Convention on Migratory Species;
•Vienna Convention for the Protection of the Ozone Layer;
•United Nations Framework Convention on Climate Change;
•Convention on Biological Diversity.
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20.3ENVIRONMENTAL AND SOCIAL SETTING
20.3.1Soils and land capability
The topography of the Zgounder mine site is characterized by steep hills with elevations of around 2,100 m with low valleys and seasonally flowing rivers (oueds).
In the study area, the risk of landslide is medium. Indeed, the rainfall regime of the area, the slope of the ground, the geology, the characteristics of the soil, the soil cover, and the earthquakes probability lead to an average risk of localized landslides.
ENGITECH/TEVARI is responsible for the environmental monitoring of the Zgounder Mine developed since
2014. The results from the July 2014 sampling campaign are considered as reference samples, even though they are not representative of the initial state of the area before mining activities. The metal concentrations were above agricultural norms within the mine site and tailings impoundments.
As part of the ongoing monitoring program, topsoil serving as a substrate for the crops located downstream of the mine are sampled.  The parameters analyzed are Cu, Zn, Pb, As and Hg. The concentrations are below the threshold applied to agricultural land (Tevari, September 2020). Due to lack of information, the sampling location is not specified.
A soil characterization was performed by Labomag in May 2021. The soil samples were taken approximately
2.5 km downstream of the mining activities along the Zgounder oued. The soils were defined as having a remarkably coarse texture. The parameters analyzed were Cu, Zn, Fe, Mn, Cd, Pb, As, Ni, Cr, Co, Ba, Hg, and
CNtot. The petroleum hydrocarbons were not characterized.
A new soils characterization was performed by Afrilab in 2024, incorporating a number of samples across the site and downstream on the Zgounder River. Using the CLEA UK assessment tool, which relates to human health risk, it is noted that the results for As, Ba, Zn, Cu, CN and Pb are not above the threshold developed for a commercial industrial setting in the CLEA model. In addition, there is a high concentration of iron in the soil which will make some of the metals/metalloids less bioaccessible to humans and therefore provides reassurance that the concentrations do not pose a risk for chronic long-term expose. A full assessment was not deemed necessary at this stage. Any community use of soils in gardens (if applicable) would however need further consideration, if applicable.
20.3.2Biodiversity
In the watershed of the Oued Souss, there is a multitude of species of mammals, including: red fox, wild boar,
African golden wolf, cape hare, squirrel of getulie, Algerian hedgehog, gerbil, gray mouse, bat, etc. The species most represented and best adapted to the environment are rodents and chiroptera. The mining site, being practically bare does not attract avifauna.
In the study area, natural vegetation such as argan trees, olive trees and almond trees, is found mainly on the edge of the Souss oued and its tributaries, and in wildlife parks.
Near the rivers, the vegetation is diverse with, oleanders, reeds, colchiques, and exotic species, such as Berber cacti. Land use is dominated by the practice of annual crops and arboriculture. Within this perimeter, citrus, almond and wild olive trees occupy a large fraction of the area.
Elsewhere vegetation has been modified by man. The vegetation introduced by man are eucalyptus, poplar, and fruit trees (almond, olive, fig). The Argan tree, an endemic plant of the region is not present. In the Souss valley, jujube bushes are found.  Low crops, namely cereals (wheat, barley, corn) and vegetables (tomato, potato, pepper, alfalfa, etc.) are cultivated.
Near the project site, the vegetation is limited to mosses, lichens, and a few trees.
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20.3.3Water resource
20.3.3.1Hydrology
The Zgounder mine site is located within two (2) watersheds, the Zgounder Basin and the Aoulouz Basin.
These two (2) basins are located in the upstream part of the large watershed of Souss-Massa. They are drained respectively by the oued Zgounder (or Achkoukchi) site and the oeud Aoulouz. These two streams flow into the main river of Souss. The runoff on the site is generally from east to west, from the high mountains of Siroua to the plain of Souss-Moussa.
The oued Zgounder which crosses the mine site is an intermittent stream with seasonal flow. This river sometimes experiences strong seasonal variations in flow regime, with high water usually recorded from
November to May and low water levels from June to September.
20.3.3.2Surface water quality
In the ESIA, a characterization of surface water was performed by Labomag laboratory.  A total of ten (10)
water samples were taken and analyzed in May 2021. As shown in the figure bellow, five (5) samples were taken in the vicinity of the mine site, while the others were taken downstream of the Project along the
Zgounder oued. The results were compared to Decree no 1276-01 of 2002 criteria for surface water quality.
All the sampling stations showed total Kjeldahl nitrogen (NTK) values above criteria. In the mine area, the concentrations were above criteria for COD, total phosphor, zinc, iron, copper, manganese, NTK, cadmium, nickel, arsenic, detergents, cyanide, phenols, and total hydrocarbons. The concentrations at the sampling stations located 2.5 km (Eau 7) and 4.7 km (Eau 8) downstream met the norms, except for anionic detergents and phenols.
Figure 20-1Surface Water Monitoring Stations in 2021
20.3.3.3Hydrogeology
A hydrogeological study prepared by Englobe Corp. and was issued in March 2021 . The objective of this study was to collect existing geological and hydrogeological information in the area of the mine, in order to evaluate the aquifer potential for future need in process water.
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The Project area is classified as a discontinuous aquifer area directly related to the existing fracturing network, in sedimentary, metamorphic, and volcanic rocks, which could be productive, since recharged by precipitation and snowmelt. In this region, water sources are observed along faults and at the contact level of permeable and impermeable layers, which confirms the presence of an aquifer. Several types of wells are observed in the valleys, from traditional wells and others equipped with pumps to provide potable water and in some case irrigation water and are less then 15 m depth. There are no wells at the mine site.
The majority of the wells are sunk into granite faults and the water level varies between 3 and 22 m.
In general, based on topography, fracturing zones and the hydrographic network, regional groundwater flow in the area is oriented northeast to southeast. The figure 20-2 depicts the presumed groundwater flow axes of the Zgounder region.
Figure 20-2General direction of groundwater flow
Since 2014, the environmental monitoring and surveillance program has been monitoring groundwater from a single well identified as downstream of Zgounder located 5 km west of the mine site.  The parameters analyzed are the same as surface water. The water quality is, in compliance with regulatory norms, but concentrations in nitrates (NO₃) are high (June 2020: 22.8 mg/L and September 2020: 85.10 mg/L) compared to surface water sampling stations at the mine (< 5 mg/L). Nitrates are commonly used in explosives.
Information concerning the local hydrogeology at the mine site is insufficient and considering the high potential of infiltration previously mentioned and the presence of contaminants near the mine infrastructure, it is recommended that more monitoring wells be installed and that a hydrogeological investigation be performed. Petroleum hydrocarbons should also be added to the list of parameters.
It must be noted that many improvements have been made to the operation site. The new tailings impoundment is lined with an impermeable geomembrane, which protects infiltration from reaching the water table. This is a very good and effective mitigation measure.
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20.3.4Air quality
20.3.4.1Climate
The Zgounder mine is located between 1925 and 2200 MASL on the western side of the Siroua massif of the
Anti-Atlas. This region is separated from the influence of the Mediterranean climate by the High Atlas mountains to the north and therefore shares the climate of the Sahara. The region is semi-arid as the Sahara
Desert is less than 50 km away. Winters are cold and up to 50 cm of snowfall can occur above 1600 m altitude during the first quarter of the year.  Average annual precipitation is 500 mm, with the driest month being July with 3 mm of rain, and December the rainiest with an average of 70 mm. The mean annual temperature is approximately 12.2°C, summers are warm to hot and mostly dry.
The Siroua massif is usually covered with snow during winter. The rivers in the area are fed directly by snowmelt.
20.3.4.2Air quality
NOVEC has mandated SGS to perform ambient air quality measurements in 2021.  The sampling took place at four (4) locations: three (3) at the mine site mine and one (1) in the municipality of Askaoun. Samples and measurements were carried out in accordance with Decree No. 2-09-286 of 20 hija 1430 (8 December 2009)
establishing air quality standards and air monitoring procedures. The parameters measured were SO2, NO2,
O₃ CO, HCN, PM10 and heavy metals: As, Mn, Cr, Ni, Pb, Hg.
In comparison to the Moroccan reference limit values mentioned in ministry decrees, all results are lower than the threshold values, except for dust PM10 at three (3) locations. The source of emissions is assumed to be hauling and dumping of trucks and, wind erosion which can be controlled with water trucks, paved roads and/
or installation of wind barriers.
Monitoring of ambient air was not part of the environmental surveillance and monitoring program initiated in
2014 and it has been included and updated in 2021.
20.3.4.3Environmental noise
NOVEC conducted in March 2021 a three-day noise measurement campaign at three (3) locations in the
Zgounder mine:  the cyanidation plant, the camp, and the access to the underground mine. The measurements at the mining site respect the legislation criteria.
Noise monitoring was not part of the 2014 surveillance program. It is, however, included in the proposed 2021 surveillance and monitoring program (pre-construction and construction).
20.3.5Socioeconomic baseline environment
In 2022, the European Bank for Reconstruction and Development require Aya to complete the 2021 ESIA with a detailed household level socioeconomic survey. Aya mandated PHENIXA, a Moroccan based consulting firm, to do the surveys and draft the updated social baseline.
The study area is characterized by a total population of 14,923 inhabitants distributed across 2,676 households, with an average household size of 5.47 persons (2022 data). The fertility rate stands at 3.49, which is higher than the regional average of 2.2. Illiteracy rates remain high: 52.5% in Askaoun and 58% in
Taouyalte, with more than 60% among women. Poverty affects 11.2% of households compared to 9.2% in the rural regional average, and vulnerability reaches 11%. Migration is significant, representing 56.5% of the population, including 27% internal migration and 16% seasonal migration. Employment is mainly based on agriculture (barley and saffron), but this sector is weakened by drought that is also leading to a decline in livestock farming. The mine is a major source of jobs, employing 89 local workers in 2022.
Regarding services and infrastructure, road access is difficult due to degraded tracks. The education sector includes 21 primary schools, but facilities are fragile and insufficient. Health services are limited to one rural clinic per commune, lacking equipment and staff. Access to drinking water remains problematic, with 23% of households not connected. Electricity coverage is relatively high (92.5% in Askaoun and 96% in Taouyalte), though some families remain excluded due to financial constraints. Housing is mixed, dominated by traditional constructions, while mobile and internet coverage is generally available.
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20.4ENVIRONMENTAL AND SOCIAL RISKS AND IMPACTS
20.4.1General Information concerning existing and new infrastructures description
The main features of the Zgounder Mine are shown in the map on figure 18-1. The new infrastructure such as the open pit, waste dump and tailings are also indicated.
The ore is extracted from the underground mine and haul to the processing plants. There are four (4) tailings impoundments on-site. The historical dam located in the northern portion of the site has been closed since
1990 and contains approximately 500,000 tonnes of material. As part of the Project expansion, it is planned to treat the tailings again to extract the remaining silver content. The tailings impoundment located south of the flotation plant closed in 2020 and is being revegetated. The other two (2) tailings are in operation and are referred to as the cyanide and the flotation dams.
Besides the process of the new treatment plant and location of the new infrastructure, little information is given concerning the open pit mine, the waste dump design and slope stability, the water management and effluent discharge location. Information concerning the equipment fleet required for the new open pit mine is not specified, nor the need to expand the maintenance facilities and petroleum production storage, if required.
The location of the new Tailings Storage Facility was selected considering the advantageous topography for the installation of the geomembrane. The final height of the dam will be of 48 m. No information is given concerning the design criteria and stability factor.
20.4.2Environmental And Social Risk
The 2021 NOVEC ESIA examined and measured the magnitude of the impacts, both positive and negative, on the physical, biological, and social environment during the different stages of the Zgounder Mine.
The components of the environment, which are likely to suffer impacts, are grouped according to the medium concerned and classified according to their sensitivity. The analysis of this sensitivity makes it possible to define the level of resistance that the element presents in relation to the Project.
This sensitivity is the crossing of the apprehended impact and the value of the element as presented in the table bellow.
Table 20-1Environmental sensitivity evaluation

Description	Elements	Anticipated impact	Value	Sensitivity
Physical Environment	Ground	Weak	Average	Weak
	Ambient air	Medium	Average	Average
	Water quality	Medium	Strong	Strong
	Natural landscape	Medium	Weak	Weak
Biological Environment	Flora	Weak	Average	Weak
	Fauna	Weak	Average	Weak
	Wetlands & Protected areas	Weak	Weak	Weak
Social Environment	Population and Habitation	Medium	Average	Average
	Health and safety	Medium	Average	Average
	Noise	Weak	Average	Weak
	Socio-economy activities / Employment +++	Medium	Average	Average
	Infrastructure and equipment	Medium	Average	Average
	Archeology and heritage	Weak	Weak	Weak
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Detailed and specific mitigation measures are presented for each significant impact in the NOVEC ESIA report. These measures are also found in the 2021 Environmental and surveillance program report and are part of Aya's commitment to preventing and controlling contamination.
20.5GOVERNANCE
20.5.1Sustainability reporting
Aya Gold & Silver publishes a yearly Sustainability Report available at https://ayagoldsilver.com/esg-analyst-
centre/. The latest available is the 2024 Sustainability Report, which is aligned with the GRI, SASB and TCFD reporting standards. It includes detailed GHG emissions inventory and plan for emissions reductions at the
Zgounder Silver Mine.
20.5.2Environmental monitoring plan
An Environmental Monitoring Plan (EMP) was validated by the Moroccan authorities in 2014, and the firm
TEVARI has conducted quarterly site visits since 2015. Water and soil quality and tailings stability were the main aspects covered. The reports from 2015 to 2021 are presented in the ESIA appendices, and the January to September 2021 were made available for consultation.
An updated version of the environmental monitoring and surveillance plan was prepared in December 2021 with the addition of new elements and indicators. The table bellow is a summary of the updated monitoring and surveillance plan.
Table 20-2Proposed Environmental Surveillance and Monitoring Program

Element	Indicator	Location	Frequency
Noise	Noise Level	Surroundings of the project area	1 x / Month
Soil	Reporting accidental spills Contaminant, quantity and quantities of soil excavated	Incident location	1 x / Quarter
Air quality	Monitoring of air quality indicators (PM10, PM2.5, CO, CO2, NOx, NO2, etc.) and mercury	Surroundings of the project area	1 x / Quarter
Landscape integration	Visual appearance of all equipment and at the discharge point	Study area	1 x / Year
Fauna and Flora
Status of presence of species:
Number of dead birds per year and lost habitat,
ornithological indicators: Kilometric Abundance Index
(IKA) and Point Abundance Index (IPA)
State of flora in temporary storage areas
		Study area	1 x / Year
Affected Community	Incidence of pollution-related illnesses and deaths Water quality and availability	Study area	2 x / Semester
	Socio-economic development indicators	Study area	1 x / Year
Surface and groundwater	Level and quality of groundwater and surface water (MES content) at the catch area	Determined stations	Monthly
	Accidental spill quarter quality	Study area	At each incident
Potable water	Water quality	STEP	1 x / 3 months
Aya is committed to maintaining environmental monitoring throughout the various phases of the mine life, to the implementation of mitigation measures and to reporting. Aya mandated NOVEC to conduct quarterly monitoring site inspections and draft and submit the report to the Environment Ministry regional administration in Agadir.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 283
20.5.3Environmental issues
No known environmental issues were identified by the author from the existing environmental studies. In the author’s opinion, there are no environmental issues that could materially impact the ability to extract the
Mineral Resources and Mineral Reserves based on the review of the available documentation.
20.6CONSIDERATION OF SOCIAL AND COMMUNITY IMPACTS
20.6.1Community development plan
In Morocco, there are no requirements for mining companies to establish or implement community development plans. However, in 2021, ZMSM developed a community development plan to implement its policy and vision of creating shared value.
Since that year, the Corporation has continuously improved and updated its approach and has now a yearly community development program that is made in collaboration with local authorities and population. A participatory approach is integral to the functioning and effectiveness of this program in creating shared value and contributing to the social license to operate.
The annual Sustainability Report highlights individual projects within the community development program in its section "Community Development".
20.6.2Stakeholder Engagement plan
In 2022, ZMSM drafted and implemented a Stakeholder Engagement Plan (SEP), which was subject to the due diligence and approval of the European Bank for Reconstruction and Development (EBRD). Available on Aya's
website, the plan outlines the stakeholder map as well as the venues and methods for stakeholder engagement throughout the life of mine.
ZMSM also developed a Community Grievance Resolution Mechanism (CGRM), which is hosted within the
SEP. The aim of a CGRM in a mining project is to provide a transparent, accessible, and fair process for local stakeholders to raise concerns or complaints related to the project’s activities and impacts, and to ensure these issues are addressed promptly and effectively. It helps build trust between the company and the community, reduces conflicts, promotes social license to operate, and ensures compliance with international standards on human rights and environmental responsibility. By offering a structured way to resolve grievances, the mechanism supports sustainable development and fosters positive long-term relationships with affected communities. Potential grievances are reported publicly on a yearly basis in the annual
Sustainability Report.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 284
20.7CLOSURE PLAN
In Morocco, there are no mine closure requirements within the mining code or other relevant legislative framework. Aya has developed a Conceptual Closure Plan (CCP) to ensure a safe and sustainable environmental and physical closure of the Zgounder mine at the end of operations. In the absence of a
Moroccan legislative framework, Aya has followed the objectives of international good practices, such as:
•Protect public health and safety;
•Reduce or prevent environmental degradation;
•Allow appropriate time for revegetation;
•Return the mine-affected area to a state that is consistent with stakeholders' land use expectations.
The CCP takes into consideration, certain assumptions are as follow:
•Runoff and seepage quality within the industrial site (waste rock storage, tailings) will be acceptable in accordance with Moroccan legislation and will not require additional treatment;
•Groundwater quality will be acceptable;
•Progressive rehabilitation will take place during the mining operation;
•The costs of decontamination, dismantling and relocation of the equipment of the treatment plants will be offset by the selling price;
•The buildings (offices, workshops, accommodation camp, etc.) will be in an acceptable condition to be transferred to a third party;
•Roads necessary for inspection and monitoring will be maintained;
•No re-sloping or rehandling of material of dikes or waste pile slopes are required;
•An allocation of USD 1 million is planned for the general cleaning of the site, the removal of materials and equipment, the dismantling of permanent electrical and piping connections to modular buildings, etc.;
•An allocation of $50,000 is provided for the treatment of hydrocarbon contamination on the surface.
In general, the mine pit will be secured to avoid accidents and the industrial site, including the tailings dykes and surface, will be covered with 20 cm of topsoil and seeded with grass and bushes.
Public consultation will take place before finalizing the mine closure plan. A closure surveillance and monitoring will be defined in collaboration with the authorities. The program will remain in place during the decommissioning period and at least for a 5-year period after closure.
The water runoff and seepage will be monitored as well as the stability of dykes of waste rock and tailings.
Areas above underground works will also be inspected in order to identify signs of settlements. The success of revegetation activities will be monitored to ensure viable and self-sustaining vegetation growth in rehabilitated areas and to determine whether other vegetation support activities are warranted.
The estimated closure cost for the Zgounder mine is USD 4 million. This includes an estimated 10% of the total for management fees and 20% for contingencies.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 285
21.0CAPITAL AND OPERATING COSTS
21.1INTRODUCTION
Zgounder operations are a mix of owner and contractor operations. Notably, underground production, maintenance, technical services,  processing, and all other site services are owner operated. Open pit production and maintenance is contractor based. Finally, underground long term development (capital) is mostly contracted and some stope access are also contracted.
In this section, capital costs as well as current operating costs for the LOM are detailed, based on current fixed and variable cost of the Zgounder mine, but also including forecasted cost based on the reserve estimate.
21.2CAPITAL COSTS
Capital costs include lateral and vertical development for the underground mine. It also includes underground mining equipment and associated underground services such as electrical substations and mine dewatering equipment for future sub levels.
Outside the underground mine, capital costs also include multiple tailing storage facility expansions and closure costs. Processing plant capital was accounted for to stabilize plant capacity to target tonnage. It should be noted that all future pushback (stripping) of the open pit were included directly in operating costs.
Furthermore, no exploration drilling was included in capital cost. Definition drilling was included in operating costs in section 21.3.1
The total LOM capital expenditure is planned to be US$71.4 million and detailed as below.
Table 21-1Life of Mine capital costs for Zgounder operations

Capital Costs	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Lateral Development	9,41	4,38	2,90	0,93								17,62
Vertical Development	1,84	0,49	0,21	0,69								3,22
Mining Equipment	2,20	1,19	0,89	1,34	0,68	0,08	0,08	0,08	0,08			6,62
Mining Services	1,30	1,25	1,14	0,26				0,16				4,10
Tailing storage facility	7,37			7,40			7,00		3,00			24,77
Closure Costs										2,04	2,04	4,09
Process Plant	6,00	5,00										11,00
Total Capital Costs	28,11	12,30	5,14	10,62	0,68	0,08	7,08	0,24	3,08	2,04	2,04	71,42
21.3OPERATING COSTS
In this section, operating costs are defined in both fixed cost per year and variable cost per tonnes. Open pit, underground, processing, site support, and operation support from Casablanca regional and Montreal corporate offices are detailed. The operating costs presented in this section are based on the physicals from
2026 until the end of the LOM. Operating costs presented and calculated as of 2026 forward.
Open pit costs are reported per tonne of ore from the open pit mine. Underground costs are reported per tonne of ore from the underground mine. Blended mining cost are reported per tonne of ore mined, regardless of its origin. All other costs are reported per tonne of ore processed.
General and administration costs include site support, external costs and operation support from Casablanca and Montreal corporate office. It also includes a mining tax of 3MAD per tonne of ore mined and a royalty of
3% of revenues. Conversion of 9.37 for MAD/USD was used for the mining tax and a silver price of $28/oz for the royalty calculation.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 286
Table 21-2Life of Mine unit operating costs

Unit cost per tonne	USD/t
Mining cost per tonne of open pit ore	23.87
Mining cost per tonne of underground ore	64.63
Blended mining cost per tonne of ore mined	30.53
Processing cost per tonne processed	21.16
G/A cost per tonne processed*	18.25
Total cost per tonne processed**	69.47
*G/A includes site support, external costs, Casablanca and Montreal operation support, mining tax and royalties
**Sum of unit cost (blended mining, process, G/A) is different at 69.94 because of existing stockpiles. Unit costs are calculated for the LOM as of year 2026 forward.
21.3.1Open pit mining
Open pit mining costs are estimated at $2.45/t for waste and $4.72/t for ore mined in the open pit. These operating costs include. Definition drilling by reverse circulation on a 25x25m grid, drilling, blasting, loading, haulage to the ROM pad for ore and waste dump for waste and, finally, mine production assay costs.
Table 21-3Open pit mining, unit operating costs

Unit cost (US$/t)	Ore	Waste
Drill and Blast	1.04	0.75
Loading	0.73	0.30
Transport	2.48	0.92
Assay cost	0.13	0.13
Definition drilling	0.34	0.34
Total	4.72	2.45
21.3.2Underground mining
Underground mining costs were estimated at a total weighted average of US$64.63 per tonne of ore mined underground for the LOM. This unit cost was derived from a mixture of cut-and-fill and long hole stope method, with an increasing cost for hauling over the life of mine as sub levels are developed. The unit mining cost includes stope development, production, backfill, and a portion of technical services and admin costs were incorporated. All services, ground support consumables are included in the underground mining cost.
Table 21-4Underground mining, unit operating costs

Underground mine Costs	US$/t
Production	37.63
Cemented Rock Fill	8.21
Geology and definition	16.87
Admin	1.92
Total	64.63
21.3.3Processing
Processing was estimated at US$19.20 per tonne of processed ore using current processing costs.
Processing unit cost include crushing, milling, gravity circuit and intensive leaching, pre-thickening, oxygen generation, leaching, thickening and pregnant solution recovery, clarifying, Merrill-Crowe, smelting and casting.
It also includes tailings deposition operating costs and a portion of maintenance costs such as tools and consumables that are not directly attributed to plant sector.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 287
Table 21-5Processing variable operating costs

Variable Processing Costs	US$/t
Crushing	0.85
Grinding	4.70
Gravity	0.07
Leaching	8.60
CCD	0.45
Merrill-Crowe & Smelting	2.41
Tailing	0.76
Maintenance	1.36
Total	19.20
In addition to variable costs, processing fixed cost of $2.74 million per year include manpower, metallurgy, water storage management, and admin as follow:
Table 21-6Processing fixed operating costs

Fixed Processing Costs	US$M/year
Manpower	1.85
Water Storage	0.10
Metallurgy	0.33
Admin	0.45
Total	2.74
21.3.4Site support
Costs for site services are estimated at US$10.4 million dollars per year, as follow:
Table 21-7Site operating costs

Site support	US$M/year
Technical services	1.86
Maintenance	0.98
Health and safety	1.53
Logistics	2.04
Admin	3.96
Total	10.36
Technical services include manpower, environmental monitoring, mine engineering and laboratory fixed costs.
Maintenance include tools and manpower only. Health and safety includes small tools, equipment and manpower for site health clinic, mine rescue team and industrial hygiene. Logistics include site procurement, employee transport, warehouse fixed costs and camp operating costs. Finally, admin costs include human resource support on site, IT, cost control, community engagement, and site admin.
21.3.5External Costs
External costs are also incurred for offsite silver transport and smelting costs. Cost are reported in oz of silver produced, aggregated in the table below:
Table 21-8Site external costs

External costs	$/oz
Transport charges	0.29
Smelting fee	0.18
Total	0.47
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 288
21.3.6Operation Support - Casablanca and Montreal office
In additional to site services, US$6.9M per year are spent from the Casablanca and Montreal offices to support operations at Zgounder. Office costs are mostly manpower, software and administrative costs directly affected to support Zgounder operations.
Table 21-9Head office administration costs

Operation Support Casablanca and Montreal offices	US$M/year
Procurement	0.40
Human resources	0.49
IT	0.29
Cost control	0.20
CSR	0.14
Accounting	2.37
Corporate administration	1.20
Montreal Office Operation Support	1.80
Total	6.88
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 289
22.0ECONOMIC ANALYSIS
In accordance with Form-101F1, the information required under Item 22  is excluded as this Technical Report does not include “a material expansion of current production”.
The Mineral Reserve declaration is supported by positive cash flows, based on the estimates presented in this report and confirms that the outcome supports the statement of Mineral Reserves.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 290
23.0ADJACENT PROPERTIES
Zgounder is located in a region that hosts several mineral occurrences, primarily of copper (Cu), silver (Ag), gold (Au), zinc (Zn), lead (Pb), and cobalt (Co), as well as barite (Ba) and manganese (Mn). Some of these occurrences are currently being exploited through artisanal methods by individuals or small Moroccan companies.
More broadly, the Anti-Atlas geological domain comprises multiple mineral deposits that have been historically exploited, are currently active, or are under development (Figure 23-1). These include active mining projects such as the Imiter silver deposit and the Tizert copper deposit, both operated by the Moroccan company Managem.
There are no immediately adjacent properties which might materially affect the interpretation or evaluation of the mineralization or exploration targets of Zgounder.
Figure 23‑1Geological map of the Anti-Atlas Domain with the distribution of several active mining projects.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 291
24.0OTHER RELEVANT DATA AND INFORMATION
No additional information or explanatory comments are deemed necessary to ensure that all chapters of this
Technical Report are understandable with no misleading statements or information.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 292
25.0INTERPRETATION AND CONCLUSIONS
25.1GEOLOGY AND MINERAL RESOURCES
Since the previous Mineral Resource estimate (December 2021), Aya has collected a substantial amount of new geological information. Approximately 275,000 m of additional drilling has been completed, representing
64% of all drilling conducted to date on the Zgounder mining license.
Of this total, 410 drill holes (59,700 m) were completed for near-mine exploration purposes. These programs improved the delineation of mineralized extensions at depth below the 1950 m elevation and expanded in-pit resources both northward and at depth.
The remaining drilling was carried out for grade-control purposes. In the open pit, RC drilling reduced drill spacing to a 12.5 m × 12.5 m grid down to 60 m below surface. Underground, diamond drilling improved the definition of new stopes around the 1950 m and 1925 m levels, while underground percussion drilling continues to be used in production to better define ore boundaries.
The improved understanding of Zgounder’s geology and mineralization has resulted in an updated MRE incorporating a revised domaining and estimation approach. Implicit modelling functions in Leapfrog were used to constrain grade distribution, with structural trends and parameters informed by TECT structural observations. Three grade-based domains were modeled using thresholds of 10 g/t (LG), 60 g/t (MG), and 150
g/t (HG).
Assay intervals were composited to 2 m within the ore domains. The LG and MG domains were estimated using Ordinary Kriging, with a search anisotropy oriented along the structural trend and using a minimum of 4 and a maximum of 40 samples. The same search parameters were applied to the HG domain. Residual
Indicator Kriging (RIK) was used for the HG domain, as this method was considered the most suitable for modelling the highly skewed distribution of Zgounder Silver.
The updated MRE includes:
•Measured Resources: 14,150 kt at 147 g/t for 67,050 koz
•Indicated Resources: 4,790 kt at 216 g/t for 33,200 koz
•Inferred Resources: 410 kt at 340 g/t for 4,500 koz
25.2SAMPLE PREPARATION, ANALYSES AND DATA VERIFICATION
The QP (Honza Catchpole) confirms that the processes, and the quality of samples and associated data, as determined by their accuracy and precision, meet the Zgounder data quality objective of being fit for the purposes of classifying Mineral Resources estimates in the Measured, Indicated, and Inferred categories, in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines (CIM, 2019).
The processes underlying the collection of informing data reflects mostly good practice and the risk with respect to the data quality objective is low, in few cases low to medium. The QP (Honza Catchpole) notes the following.
•The RC primary samples have a low average recovery (40–60%) and grade bias is significant when compared with paired DD sample results. The QPs (Abraham Whaanga and Honza Catchpole) note a moderate risk and consider that the overall quality of the RC primary sample is sufficient for the purpose of classifying an Inferred and Indicated Mineral Resource, but not for a Measured Mineral
Resource.
•Aya provided insufficient amounts of CRMs to the ALS and Afrilab laboratories to monitor the 30-g Ag
FA analytical process, and that most of the Ag values in the Aya database obtained by FA were not independently controlled by Aya. The QP notes a low to moderate risk with respect to the data quality objective.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 293
•An overall positive bias of 1–3% (i.e. overreporting Ag) is demonstrated for Afrilab AR-AAS analytical results, based on a review of laboratory internal CRM data and client-inserted CRMs.
Verification completed by the QP (Honza Catchpole), or under the direct supervision of the QP, only found minor inconsistencies with respect to the drilling, logging and sampling processes.
•Seven-hundred-and-forty quarter core samples from 31 DD holes were selected for a repeat sampling program, from a list of available and accessible drill hole intervals from 2017–2024. The samples cover a representative spread of Ag values from the mineralized zones, including samples with low-, intermediate- to high-grade Ag concentrations. Results of this program demonstrates a positive average bias of ~25% towards the repeat samples for Ag <100 ppm (i.e. indicating that Ag in the database is underreported for values below 100 ppm). No bias is noted for high-grade Ag >100 ppm, supporting accuracy of the existing Ag database obtained by FA.
•The QP considers the variance between original and repeat sample pairs to be on the high side, but acceptable and in range of the typical variance of core duplicate samples for this mineralization style.
The QP also notes that precision for the FA data alone (22.9%) is approximately half that of the AR-AAS data (40.8%). This could indicate that the AR-AAS method is less reliable, and that the suitability of this method should be reviewed. The higher variance of the AR method could be due to the significantly smaller analytical aliquot size (i.e. 0.4 g and 0.5 g for AR-AAS compared to 30 g for FA).
25.3MINERAL RESERVES ESTIMATES
Mineral Reserves are reported for the open-pit and underground mines, and for the surface stockpiles.
Measured and Indicated Mineral Resources were converted to Proven and Probable Mineral Reserves, respectively.
Mineral Reserves are reported at a cut-off grade of 40 g/t Ag for the open pit mine, and at 90 g/t Ag for the underground mine.
Mine designs supporting the Mineral Reserves were based on the operating mine life-of-mine plans assuming open pit and underground mining methods. Inferred Mineral Resources within the mine designs were converted to waste.
The Qualified Person is of the opinion that Mineral Reserves were estimated using industry-accepted practices, and conform to the 2014 CIM Definition Standards.
There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Reserves that are not discussed in this
Report.
25.4MINING METHODS
The Zgounder mine operation employs a mix of open pit and underground mining methods.
The open pit mine  is a conventional drill & blast, truck and shovel operation, and consists of a single pit. The underground mine uses a mix of cut & fill . Aya has successfully operated the open pit and underground mines since 2023 and 2020 respectively.
Pit slope design and underground development and stope designs are based on a combination of geotechnical designs and operational experience, and the geotechnical controls include also internal audit from the geotechnical team, as well as external support from consultants who provides recommendations for both the underground and open pit operations.
The cut and fill mining areas are already active and will be in operation until late 2031 and the longhole mining area will start in 2026 and be complete in mid 2032. Based on the current Mineral Reserves, underground operation is planned to end in mid-2032.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 294
Open pit mining, based on the current Mineral Reserves, is planned to end in 2036, which corresponds to the end of the current LOM of the Zgounder operation. Ex-pit mining rates are planned to be maintained at around
45 ktpd until 2030, decrease to 22ktpd until 2033 and then gradually decrease to 12-14 ktpd until the end of the LOM.
The production plant, based on the current Mineral Reserves, will deliver an average of 6.0Moz of silver over the next 11 years.
25.5MINERAL PROCESSING AND METALLURGICAL TESTING
Various levels of metallurgical testwork have been carried out since 1979. The most significant testwork, which served as the basis for the mill design, was performed in 2021 by SGS Lakefield. The interpretation and analysis of this test work results were carried out by DRA. This analysis was then used to determine the process design basis and flowsheet of the new Plant # 1 for the Feasibility Study.
Since the completion of the Feasibility Study, modifications were made to the process flowsheet, and the flotation circuit was removed in favor of a cyanidation plant with a gravity circuit. This resulted in additional test work being completed in 2023.
From the test work results, the following findings were used for determination of the process flow diagrams and design criteria.
•Based on the mineralogical examination, the anticipated silver recoveries were expected to be in the high 80% to low 90% range. This was confirmed throughout the test program.
•The ore can be considered to be very hard, with all samples testing in the 90th to 100th percentile of hardness.
•The E-GRG number for the Main Comp was 33.8%, indicating that the inclusion a gravity circuit in the final flowsheet is justified.
•Flotation tests confirmed that the gravity tailings are amenable to flotation. The flotation option was retained during the Feasibility Study; however, direct cyanidation of the gravity tailings option was ultimately selected for engineering and construction.
•Cyanidation test work demonstrated that the best recoveries are achieved at extended durations and high cyanide levels.
•Merrill-Crowe silver recovery was selected for the final design.
The plant #1 was constructed and commissioned in 2024 and achieved nameplate of 2,000 tpd in January
2025. The plant was subsequently debottlenecked during the following months, and the combined slurry flow
(from plant #1, #2 and #3) reached 3,650 tpd. Further optimization and small upgrades of parts of the circuit flowsheet will continue in 2026 to reliably achieve 3,850 tpd.
25.6INFRASTRUCTURES
Infrastructure required for operations is constructed and operational. The infrastructure is sufficient to support the current LOM plan.
The current site infrastructures include:
•The Main access road
•The Open Pit and Underground mines
•The processing facilities,
•The process plant service buildings (warehouse, the open storage area, workshop, reagent warehouse, and office buildings)
•The mine facilities (mine offices, the surface workshops, the mine consumables storage areas, explosive storage, the diesel storage, the weight bridge, and the mine electrical substation)
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 295
•Administration buildings, the health and safety induction building and mine rescue building, the first aid building / infirmary building, and the site canteen
•The site accommodation camp
•The main incoming electrical substation, with 60/22kV transformers,
•The laboratories
•The water storage basins and water harvesting dams
•The decommissioned Tailings Storage Facilities (TSF)
•The active TSF (TSF-E)
•The waste storage area
25.7ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATION
On August 15, 2014, the Zgounder mine received the first environmental acceptability from the prefecture of
Agadir Ida-Outanane. Following the expansion project, ZMSM received on February 23, 2022, the environmental acceptability by the Regional Center of Investment (CRI) of the Souss-Massa region.
An Environmental Monitoring Plan (EMP) was initially validated by the Moroccan authorities in 2014. An updated version of the environmental monitoring and surveillance plan was prepared in December 2021 with the addition of new elements and indicators. Aya is committed to maintaining environmental monitoring throughout the various phases of the mine life, to the implementation of mitigation measures and to reporting.
Aya mandated NOVEC to conduct quarterly monitoring site inspections and draft and submit the report to the
Environment Ministry regional administration in Agadir.
In 2022, a Stakeholder Engagement Plan (SEP) was drafted and implemented, this SEP was then subject to the due diligence and approval of the European Bank for Reconstruction and Development (EBRD). Available
on AYA's website, the plan outlines the stakeholder map as well as the venues and methods for stakeholder engagement throughout the LOM.
Aya has developed a Conceptual Closure Plan (CCP) to ensure a safe and sustainable environmental and physical closure of the Zgounder mine at the end of operations. In the absence of a Moroccan legislative framework, Aya has followed the objectives of international good practices
25.8CAPITAL AND OPERATING COSTS
The total sustaining capital costs planned over the Zgounder LOM is US$71.4M. It includes lateral and vertical development for the underground mine, underground mining equipment and associated underground services, tailing storage facility expansions and closure costs, processing plant debottlenecking costs.
Open pit mining operating costs are estimated at $2.45/t for waste and $4.72/t for ore, and underground mining operating costs were estimated at a total weighted average of $64.63/t for the LOM.
Processing variable costs was estimated at $19.2/t using, and fixed processing plant costs at US$2.74M per year.
25.9RISK AND OPPORTUNITIES
The following risks have been outlined for the Zgounder mine:
•Mineral Resource estimation risks, as outlined in Section 14.11
•In the open pit mine, the risks related to the presence of known and unknown voids from the historical underground mining activities
•Negative variations to silver price assumptions
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 296
•The impact of other metals, such as copper, on silver recovery as new zones in the deposit are mined and processed
•The mill throughput can be impacted by variations in ore hardness as the deposit is developed
•Additional dilution and / or ore losses due to overbreak or underbreak in the underground mine, and poor anticipation of blast movements in the open pit
•Slope instability due to poor geotechnical design in the open pit
•Stope instability underground causing loss of ore, or possibly reserves condemnation
•Lack of experienced workforce to support the start-up of a new mining method (longhole stoping) in the underground mine
The following opportunities have been identified for the Zgounder mine:
•Extension of mine life and improved production profile through further conversion of Mineral Resources into Mineral Reserves, and / or additional mineralized zone at depth
•Upgrade of some of the Inferred Mineral Resources to higher confidence categories, in order to include part of it the Mineral Reserves
•There is mineralized material that is extracted from both the Open Pit mine and Underground mine with marginally economical grade, which is stored separately, and which could potentially become economical in the future if market conditions allow or if a new processing technology is implemented
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 297
26.0RECOMMENDATIONS
26.1EXPLORATION
Aya owns or controls 15 exploration permits (168km2) and 9 mining licenses (210km2) in the Zgounder
Property area (278km2) in the central part of the Anti-Atlas Mountains of the Kingdom of Morocco. The
Zgounder Ag mineralization is primarily hosted within metasedimentary rocks and follows the contact with a rhyolitic unit along a 1 km east-west trend. Silver occurs predominantly as fracture filling or disseminations, but can also be hosted within hydrothermal breccias and, more rarely, in quartz veins.
Additional expenditure on exploration activities is recommended by the Authors for the following:
•Infill drilling in specific areas of the Zgounder deposit to upgrade Mineral Resources from Inferred to
Indicated categories.
•Extension drilling to test the continuity of the Mineral Resources, including: (A) West of the Zgounder N–
S fault; (B) North of the open pit at depth near the granite contact.
•Drilling of potential near-mine targets generated by follow-up geological work and prospecting.
•Follow-up geological work, including detailed mapping, mineral prospecting, and systematic grab sampling for assay.
•Deposit-scale study focusing on the identification, spatial distribution, and geochemical characterization of the distinct types of Ag-rich hydrothermal breccias, to support vectoring toward ore shoots.
•Deposit-scale geochemical characterization of lithologies and alteration types, and their correlation with
Ag mineralization.
The estimated cost of the recommended work program is US$18.2M which includes 10% contingency
(excluding applicable taxes) (Table 26-1). The program is expected to span two years (2026–2027). Phase 1 is planned for completion in 2026, while Phase 2, scheduled for 2027, is contingent upon the results obtained from Phase 1.
Table 26‑1Recommended programs and budgets for 2026-2027.

Year	Item	Activity	Unit (m)	Cost Estimate (US$)
Phase 1 - 2026
2026		Drilling (all-in costs)	25,000	4,000,000
		Administration and Management		280,000
		Geological Mapping, Mineral Prospecting, Assays		120,000
	Sub-Total			4,400,000
	Contingency (10%)			440,000
	Total - 2026			9,240,000
Phase 2 - 2027
2027		Drilling (all-in costs)	25,000	4,000,000
		Administration and Management		280,000
	Sub-Total			4,280,000
	Contingency (10%)			428,000
	Total - 2027			8,988,000
26.2SAMPLE PREPARATION, ANALYSES AND DATA VERIFICATION
The QP (Honza Catchpole) recommends several improvements for future drilling campaigns to ensure the data quality objective for Zgounder is achieved — to ensure the quality of the samples and associated data, as determined by their accuracy and precision, are fit for the purposes of classifying Mineral Resources estimates in the Measured, Indicated, and Inferred categories.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 298
•The quality of the RC primary sample is currently only sufficient for the purpose of classifying an
Inferred and Indicated Mineral Resource. To improve sample recovery, sample splitting, and avoid sample cross-contamination, the QP recommends overhauling RC drilling SOPs and drilling practices, replace the current RC rig assembly with a three-way splitting assembly (e.g. Metzke splitter), and improve QC by monitoring dust suppression, sample weights, penetration rate, and recovery during the drilling process.
•The QP (Honza Catchpole) recommends that Aya review Afrilab's result-reporting practices, and consistently investigate observed positive grade bias demonstrated by CRM data. Additionally, the QP
(Honza Catchpole) recommends that Aya commences including sufficient CRM material to control the process and quality of Ag FA at Afrilab and ALS.
•The QP (Honza Catchpole) recommends that Aya review the SOP for silver umpire laboratory analyses and implements an umpire program for the new Zgounder ALS laboratory.
•
26.3MINERAL RESOURCE ESTIMATE
The QPs (Abraham Whaanga and Oliver Bertoli) recommend the following improvements to ensure the data are fit for the purpose of classifying Mineral Resource estimate in the intended category:
•Increase the quality of the RC primary sample by overhauling the RC drilling SOP's and drilling practices.
•Infill existing Indicated and Inferred areas in the resource with diamond drilling to increase the ratio of diamond drill holes to RC drill holes, with the intent to upgrade the resource classification.
•Assess the relationship of future RC and diamond drill holes to improve the classification of future mineral resources.
26.4MINERAL PROCESSING AND METALLURGICAL TESTING
Given the results obtained in the 2021 and 2023 testwork programs, the selected flowsheet is expected to yielded recoveries in the high 80% to low 90%. However, it can be seen that the high copper composite had lower recoveries than the other samples.
As the production of the mine advances, it is recommended to do the following tests to understand the metallurgical performance throughout the deposit:
•Perform comminution testwork, especially BWi tests, to better understand the hardness as a function of location and depth within the orebody. This testwork should be done on both feed material to the mill
(daily composites) and from drill core for future ores.
•Submit samples for mineralogy and silver deportment work. This can be done on both feed material to the mill (daily composites) and from drill core for future ores.
•Continue to measure copper in the deposit, and perform metallurgical tests for zones with high copper.
Monitor for other deleterious elements, such as arsenic and mercury.
•Perform routine cyanide leaching tests for future ore zones based on the proposed mine plan, especially in zones that were not covered by master composites and variability tests in 2021 and 2023.
•Perform routine cyanide leaching tests on mill feed material and final tailings composite samples to validate process plant performance, and provide baseline for future ore testing.
26.5MINERAL RESERVES AND LIFE OF MINE PRODUCTION PLAN
The following recommendations are made for the Zgounder mine:
•Continue the regular geotechnical investigations and audits
•Finalize the debottlenecking project, and reach the expected processing rate of 3,850 tpd.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 299
•Look at potential alternative technologies, such as Ore Sorting, to try to improve the grade of material fed to the mill, or to upgrade the grade of marginal material
•Through additional definition drilling, and better delineation of mineralization, there is a potential to convert some cut & fill mining area zones into longhole stoping mining and reduce the amount of waste development meters.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 300
27.0REFERENCES
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precision and accuracy. Exploration and Mining Geology, 17, 131–144.
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Atlas Géo-Services, 2022. Rapport de travaux d’exploration réalisés dans les permis de Zgounder Millenium
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Barry, J., 2025. Zgounder Silver Deposit Review. Unpublished report prepared for Aya Gold & Silver Inc., 3 p.
Bounajma, H., 2002. Le Gisement de Zgounder: Données et Réflexions Géologiques. Unpublished report prepared by CMT, 7 p.
Brabers, P.M., 1988. A plate tectonic model for the Pan-African Orogeny in the Anti-Atlas, Morocco. In:
Jacobshagen, V.H. (Ed.), The Atlas System of Morocco. Lecture notes in Earth Sciences, Vol. 15. Springer,
Berlin, pp. 61–80.
Camprubí, A., and Albinson, T., 2007. Epithermal deposits in México – an update of current knowledge, and an empirical reclassification. Geological Society of America Special Paper, 422, 377-415.
Carswell, J., and Sutton, K., 2014. Sources of sampling error and implications for quality assurance and quality control in surface and underground reverse circulation drilling. Proceedings of Sampling, pp. 65–70.
CGG, 2021. Satellite-Based Geological & Mineral Mapping, Project Morocco. Unpublished report prepared for
Aya Gold & Silver Inc., 40 p.
Cheilletz, A., Levresse, G., Gasquet, D., Azizi Samir, M.R., Zyadi, R., and Archibald, D., 2002. The giant Imiter silver deposit: Neoproterozoic epithermal mineralization in the Anti-Atlas, Morocco. Mineralium Deposita
37(8), 772–781.
CIM, 2019. CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. Canadian
Institute of Mining, Metallurgy and Petroleum, Westmount, QC, Canada.
Demange, M., 1977. Le cadre géologique du gisement argentifère de Zgounder (Massif du Sirwa, Anti-Atlas,
Maroc). Notes et Mémoires du Service Géologique du Maroc, 267, 105–122.
DRA, 2021. NI 43-101 Technical Report Feasibility Study Zgounder Expansion Project, Kingdom of Morocco.
Prepared for Aya Gold & Silver Inc.  Effective Date: December 13, 2021. Issue Date: June 16, 2022. 520 p.
Ennih, N., and Liégeois, J.P., 2001. The Moroccan Anti-Atlas: the West African Craton passive margin with limited Pan-African activity—implications for the northern limit of the craton. Precambrian Research, 112,
291–304.
Essarraj, S., Boiron, M., Cathelineau, M., Banks, D., El Boukhari, A., and Chouhaidi, M., 1998. Brines related to Ag deposition in the Zgounder silver deposit (Anti-Atlas, Morocco). European Journal of Mineralogy, 10, 1201–
1214.
Gaboury, D., 2021. Visit report: Zgounder mine, Morocco. Unpublished internal report prepared for Aya Gold &
Silver Inc., 43 p.
Gaboury, D., 2025. A porphyry metallogenic model for the Zgounder mine, Kingdom of Morocco. Unpublished internal report prepared for Aya Gold & Silver Inc., 8 p.
Geotech Ltd., 2022. Report on a helicopter-borne versatile time-domain electromagnetic (VTEM), magnetic, and gamma-ray spectrometry geophysical survey. Project GL21023 for Zgounder Millenium Silver Mining. 98
p. Unpublished technical report.
GoldMinds Geoservices Inc., 2014. NI 43-101 Technical Report Pre-Feasibility Study Zgounder Silver Deposit,
Kingdom of Morocco Final Report. Prepared for Maya Gold & Silver Inc.  Effective Date: March 21, 2014. Issue
Date: May 16, 2014. 251 p.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 301
Hedenquist, J.W., 2022. Observations on the Zgounder Ag deposit hosted by Neoproterozoic strata and intrusions, Kingdom of Morocco. Unpublished internal report prepared for Aya Gold & Silver Inc., 70 p.
Hedenquist, J. W., Arribas, A., and Gonzalez-Urien, E., 2000. Exploration for epithermal gold deposits. Reviews in Economic Geology, 13, 45–77.
Hedenquist, J.W., and Lowenstern, J.B., 1994. The role of magmas in the formation of hydrothermal ore deposits. Nature, 370, 519–527.
Hefferan, K.P., Karson, J.A., and Saquaque, A., 1992. Proterozoic collisional basins in a Pan-African suture zone, Anti-Atlas Mountains, Morocco. Precambrian Research 54, 295–319.
John, D. A., Vikre, P.G., du Bray, E.A., Blakely, R.J., Fey, D.L., Rockwell, B.W., Mauk, J.L., Anderson, E.D., and
Graybeal, F.T., 2018. Descriptive Models for Epithermal Gold-Silver Deposits. US Geological Survey, Reston,
Virginia, 247 p.
Lang, J.R., and Eastoe, C.J., 1988. Relationships between a porphyry Cu-Mo deposit, base and precious metal veins, and Laramide intrusions, Mineral Park, Arizona. Economic Geology, 83, 551−567.
Marcoux, E., and Wadjinny, A., 2005. The Ag Hg Zgounder ore deposit (Jebel Siroua, Anti-Atlas, Morocco): a
Neoproterozoic epithermal mineralization of the Imiter type. Comptes Rendus Geoscience, 337, 1439–1446.
Metso:Outotec, 2022. Thickening Report, Zgounder Project. Prepared for Aya Gold & Silver Inc., Case No.
13308964TQ1. Dated March 2, 2022. 15 p.
Pelleter, E., Cheilletz, A., Gasquet, D., Mouttaqi, A., Annich, M., Camus, Q., Deloule, E., Ouazzani, L., Bounajma,
H., and Ouchtouban, L., 2016. U/Pb ages of magmatism in the Zgounder epithermal Ag–Hg deposit, Sirwa
Window, Anti-Atlas, Morocco. In: Mineral Deposits of North Africa. Springer, pp. 143–165.
Postolski, T., Verlry, G., and Parker, H.M., 2014. Assessing uncertainty with drill hole spacing studies:
applications to mineral resources. Orebody Modelling and Strategic Mine Planning 2014, 23 p.
Rivoirard, J., 1991. Remarques sur les résidus d'indicatrices. Proceedings of the Geostatistics Conference,
Fontainebleau, France, Geostatistics Notebooks, pp. 119-135.
Rivoirard, J., 1994. Introduction to Disjunctive Kriging and Non-Linear Geostatistics. Clarendon Press, Oxford,
182 p.
Rivoirard, J., Demange, C., Freulon, X., and Lécureuil, A., 2013. A top-cut model for deposits with heavy-tailed grade distribution. Mathematical Geosciences, 45, 967–982.
Saquaque, A., Beharree, M., Abia, H., Nrini, Z., Reuber, I., Karson, J.A., 1992. Evidence for a Pan-African volcanic arc and wrench-fault tectonics in the Jbel Saghro, Anti-Atlas, Morocco. Geologische Rundschau, 81, 1–13.
Service Géologique du Maroc. 1990. Carte géologique de Taliwine. Notes et Mémoires du Service Géologique du Maroc, 352.
Soulaimani, A., Ouanaimi, H., Saddiqi, O., Baidder, L., and Michard, A., 2018. The Anti-Atlas Pan-African Belt
(Morocco): Overview and pending questions. Comptes Rendus. Géoscience, 350(6), 279–288.
SGS Canada Inc. & GoldMinds Geoservices Inc., 2014. NI 43-101 Technical Report – Preliminary Economic
Assessment, Zgounder Silver Mine, Kingdom of Morocco. Effective date: January 10, 2014; Issue date: April
25, 2014, 237 p.
SGS Canada Inc., 2022. An investigation into Metallurgical Response of Samples from the Zgounder Deposit,
Prepared for Aya Gold & Silver Inc., Project 16525-05 – Final Report. Dated March 11, 2022. 741 p.
SGS Canada Inc., 2024. An investigation into Metallurgical Response of Zgounder Samples, Prepared for
Zgounder Millennium Silver Mining – Project 16525-06 – Final Report. Dated March 21, 2024. 116 p.
Sterk, R., 2015. Quality control on assays: addressing some issues. AusIMM New Zealand Branch Annual
Conference, Dunedin.
SOMIL, 1988. Bilan des recherches de 1984 à 1988 Evaluation des Reserves au 1.01.1988, Internal SOMIL
report.,151 p.
SOMIL, 1990. Bilan des travaux réalisés sur le gisement argentifère de Zgounder campagne: Juin 1989 à Mai
1990, Internal SOMIL report., 29 p.
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Taylor, B.E., 2007. Epithermal gold deposits. In: Mineral Deposits of Canada: A synthesis of major deposit-
types, district metallogeny, the evolution of geological provinces, and exploration methods: Geological
Association of Canada, Mineral Deposits Division, Special Publication, 5, pp. 113-139.
TECT Geological Consulting, 2024. Structural Analysis and 3D Modelling of the Zgounder Silver Deposit,
Unpublished report prepared for Aya Gold & Silver Inc., 66 p.
Terratec, 2021. Ground Geophysical Survey: High-Resolution/Time-Domain IP and Magnetic Survey. Project
S20-145. Unpublished report prepared for Zgounder Millenium Silver Mining. 112 p.
Thomas, R.J., Chevallier, L.P., Gresse, P.G., Harmer, R.E., Eglington, B.M., Armstrong, R.A., De Beer, C.H.,
Martini, J.E.J., De Kock, G. S., Macey, P.H., and Ingram, B.A., 2002. Precambrian evolution of the Sirwa
Window, Anti-Atlas Orogen, Morocco. Precambrian Research, 118, 1-57.
Thomas, R.J., Fekkak, A., Ennih, N., Errami, E., Loughlin, S. C., Gresse, P.G., Chevallier, L.P., and Liégeois, J.P.,
2004. A new lithostratigraphic framework for the Anti-Atlas Orogen, Morocco. Journal of African Earth
Sciences, 39(3–5), 217–226.
Toummite, A., Liegeois, J., Gasquet, D., Bruguier, O., Beraaouz, E., and Ikenne, M., 2013. Field, geochemistry and Sr-Nd isotopes of the Pan-African granitoids from the Tifnoute Valley (Sirwa, Anti-Atlas, Morocco): a post-
collisional event in a metacratonic setting. Mineralogy and Petrology, 107, 739-763.
Westgard, J.O., Barry, P.L., Hunt, M.R., and Groth, T., 1981. A multi-rule Shewhart chart for quality control in clinical chemistry. Clinical Chemistry, 27, 493–501.
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 303
28.0CERTIFICATES OF QUALIFIED PERSONS
AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 304

MINERAL RESOURCE ESTIMATE FOR THE ZGOUNDER PROJECT
ZGOUNDER MILLENIUM SILVER MINING SA

Abraham Whaanga

I, **Abraham Whaanga**, BSc MAusIMM (CP) of 2 Grenadier Lane, Waihi, Waikato 3610, New Zealand, do hereby certify that:

- I am a Senior Resource Geologist at RSC Consulting Ltd, located at 245 Stuart Street, Dunedin 9106, New Zealand.
- The Technical Report to which this certificate applies is titled *"Technical Report and updated Mineral Resource and Mineral Reserve estimate of the Zgounder silver mine operation, Kingdom of Morocco"*, with an effective date of December 16, 2025.
- I graduated with a BSc from Victoria University of Wellington in 2000.
- I am a Member and Chartered Professional (CP) registered with the Australasian Institute of Mining & Metallurgy (AusIMM) in Australia (recognised overseas professional organisation) as member 304495, in good standing.
- Throughout my career, I have practiced continuously as an exploration geologist, underground mining geologist, geology manager, and consultant for mining and exploration firms in the following commodities: epithermal and orogenic gold, komatiite-hosted nickel sulphide, and iron ore. I have undergone continuing professional development with recognised courses and training seminars.
- I have read the definition of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
- I have not undertaken a site visit to the Zgounder silver mine.
- I am responsible for sections 1,11,14,25,26, and 27 of this Technical Report.
- I am independent of the issuer, Aya Gold and Silver Inc, applying all of the tests in Section 1.5 of National Instrument 43-101.
- I have no prior involvement with the Property that is the subject of this Technical Report.
- I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that Instrument and Form.
- As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Signed this 16 December 2025 in Waihi, New Zealand

[Signed and sealed]

Abraham Whaanga, BSc MAusIMM (CP)
Senior Resource Geologist, RSC Consulting Ltd

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 305

MINERAL RESOURCE ESTIMATE FOR THE ZGOUNDER PROJECT
ZGOUNDER MILLENIUM SILVER MINING SA

Olivier Bertoli

I, **Olivier Bertoli**, FAusIMM MSc MEng of 27 Marion Street, Macandrew Bay, Dunedin 9014, New Zealand, do hereby certify that:

- I am General Manager of Resources and Reserves and Principal Geostatistician at RSC Consulting Ltd, located at 245 Stuart Street, Dunedin 9016, New Zealand.
- The Technical Report to which this certificate applies is titled *"Technical Report and updated Mineral Resource and Mineral Reserve estimate of the Zgounder silver mine operation, Kingdom of Morocco"*, with an effective date of December 16, 2025.
- I was awarded a MSc degree in business management and mining engineering from the School of Mines of Paris in 1995.
- I am a Fellow, registered with the AusIMM (FAusIMM) in Australia (recognised overseas professional organisation) as member 204073, in good standing.
- Throughout my career, I have practiced continuously as a geostatistician, resource estimation specialist, manager and consultant for mining and exploration firms in a range of commodities, including precious metals. I have undergone continual professional development with recognized courses and training seminars.
- I have read the definition of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
- I have completed a site visit (personal inspection) of the Project in November 2023.
- I am responsible for Sections 1.8 and 1.16, 14, 25.1, 25.9, 26.1, 26.2 and 26.3 of this Technical Report.
- I am independent of the issuer, Aya Gold and Silver Inc, applying all of the tests in Section 1.5 of National Instrument 43-101.
- I have no prior involvement with the Property that is the subject of this Technical Report.
- I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that Instrument and Form.
- As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Signed this 16 December 2025 in Dunedin, New Zealand

[Signed and sealed]

Olivier Bertoli, FAusIMM MSc Meng.

Principal Geostatistican, RSC Consulting Ltd

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 306

MINERAL RESOURCE ESTIMATE FOR THE ZGOUNDER PROJECT
ZGOUNDER MILLENIUM SILVER MINING SA

Honza Catchpole

I, **Honza Catchpole**, PhD PGeo of Barrio la Cruz 5, Portal 1, 39120 Liencres, Spain, do hereby certify that:

- I am a Senior Exploration Geologist at RSC Consulting Ltd, located at 245 Stuart Street, Dunedin 9106, New Zealand.
- The Technical Report to which this certificate applies is titled *"Technical Report and updated Mineral Resource and Mineral Reserve estimate of the Zgounder silver mine operation, Kingdom of Morocco"*, with an effective date of December 16, 2025.
- I graduated with a Diploma in Mineralogy from the University of Freiburg, Germany, in 2003 and a PhD in Earth Sciences from the University of Geneva, Switzerland, in 2011.
- I am a Member and Professional Geologist (PGeo) registered with Engineering & Geoscientists British Columbia in Canada (recognised overseas professional organisation), with registration number 41996, in good standing.
- Throughout my career, I have practiced continuously as an exploration geologist, geology manager, and consultant for mining and exploration firms in the following commodities: porphyry Cu, skarn, epithermal precious and base metal deposits, as well as VMS and intrusion-related gold deposits among others. I have undergone continuing professional development with recognised courses and training seminars.
- I have read the definition of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
- I have completed a site visits (personal inspections) of the Project in November 2023 and December 2024.
- I am responsible for sections 1, 2 to 12, 25, 26, and 27 of this Technical Report.
- I am independent of the issuer, Aya Gold and Silver Inc, applying all of the tests in Section 1.5 of National Instrument 43-101.
- I have no prior involvement with the Property that is the subject of this Technical Report.
- I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that Instrument and Form.
- As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Signed this 16 December 2025 in Liencres, Spain

[Signed and sealed]

Honza Catchpole, PhD PGeo

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 307

CERTIFICATE OF AUTHOR

To accompany the Report entitled "*Technical Report – Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco*" which is effective as of December 16th, 2025 and issued on December 16th, 2025 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, *Raphaël Beaudoin P. Eng.*, do hereby certify:

1. I am the Vice President Operations with AYA Gold & Silver, with an office at 1320 Boulevard Graham, suite 132, Ville Mont Royal, Québec, Canada.
2. I am a graduate from McGill University, in Canada, with a B.Eng. in Materials Engineering obtained in 2010.
3. I am a registered member of OIQ (Ordre des Ingénieurs du Québec), membership #5020162.
4. I have worked as a Metallurgist, Chief Metallurgist, Plant Superintendent and Vice President Operations continuously since my graduation from university. I have been employed since my graduation in 2010. I have gained relevant experience on mining operations, processing and project development similar to the Zgounder Silver Mine Operation, including:
   a) Work on mining, processing operations and projects in north Africa, west Africa, and Canada, in both Open Pit and Underground environment
   b) I have also participated and supervised several or engineering studies for different projects at various stages of development and operations. Hands-on experience for precious and base metals in Morocco, Ivory Coast, Guinea, and Canada;
   c) Design, supervision and implementation of processing and mining operations;
   d) Participation in the preparation of parts of NI 43-101 compliant Technical Reports.
5. I have read the definition of "qualified person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of NI 43-101;
6. I am not independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.
7. I have participated in the preparation of this Technical Report and am responsible for Sections 21 and parts of Sections 1.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 308

8. I have visited the Zgounder mine site several times since 2020, with my most recent visit occurring from October 22nd to 24th, 2025.

9. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Technical Report;

10. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of December 2025

"Original Signed and sealed"

Raphaël Beaudoin, P. Eng.
Vice-President Operations

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 309

CERTIFICATE OF AUTHOR

To accompany the Report entitled "*Technical Report – Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco*" which is effective as of December 16th, 2025 and issued on December 16th, 2025 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, *David Lalonde, P. Geo.*, do hereby certify:

1. I am the Vice-President Exploration with AYA Gold & Silver, with an office at 1320 Boulevard Graham, suite 132, Ville Mont Royal, Québec, Canada.
2. I am a graduate from "Université du Québec à Montréal", in Canada, with a B.Sc. in Resources Geology obtained in 2001.
3. I am a registered member of OGQ (Ordre des Géologues du Québec), membership #00664.
4. I have worked as a Geologist, Exploration Manager or Vice-President Exploration continuously since my graduation from university. I have been employed since my graduation in 2001. I have gained relevant experience on deposits and projects similar to the Zgounder Project. My relevant experience for the purpose of the Technical Report includes:
   - Field Geologist, SOQUEM Inc. 2001-2004
   - Field Geologist, Bema Gold Corp. 2004-2006
   - Exploration Project Manager, Bema Gold Corp. 2006-2007
   - Exploration Project Manager, Kinross Gold Corp. 2008-2009
   - Chief Geologist, SEMAFO Inc, 2009-2010
   - Exploration Deputy Manager, SEMAFO Inc. 2011-2018
   - Exploration Manager, SEMAFO Inc. 2018-2020
   - Exploration Manager, Mineral Development Oman 2020-2021
   - Head of Exploration, QP, Aya Gold & Silver Inc. 2021-2024
   - Vice-President Exploration, QP, Aya Gold & Silver Inc. 2024-Current
5. I have read the definition of "qualified person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101;
6. I am not independent of the issuer in accordance with the application of Section 1.5 in section 1.5 of National Instrument 43-101.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 310

7. I have participated in the preparation of this Technical Report and am responsible for Sections 9 and 10, and parts of Sections 1, 4, 5, 6, and 25 to 27.

8. I have visited the Zgounder mine site on a regular basis, with my most recent visit occurring on 17-18 October 2025.

9. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Report;

10. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of December 2025

"Original Signed and sealed"

David Lalonde, P. Geo.
Vice-President Exploration

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 311

GOLD & SILVER

CERTIFICATE OF AUTHOR

To accompany the Report entitled "*Technical Report – Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco*" which is effective as of December 16th, 2025 and issued on December 16th, 2025 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, *Patrick Pérez, P. Eng.*, do hereby certify:

1. I am the Director of Technical Services with AYA Gold & Silver, with an office at 1320 Boulevard Graham, suite 132, Ville Mont Royal, Québec, Canada.
2. I am a graduate from "Ecole Nationale Supérieure de Géologie de Nancy", in France, with a M.Sc. in Geological Engineering obtained in 2003.
3. I am a registered member of OIQ (Ordre des Ingénieurs du Québec), membership #5095334.
4. I have worked as a Mining Engineer, Senior Mining Engineer or Project Manager continuously since my graduation from university. I have been employed since my graduation in 2003. I have gained relevant experience on deposits and projects similar to the Zgounder Silver Mine Operation, including:
   a) Work on mining operations and projects in west Africa, in both Open Pit and Underground environment
   b) I have also participated and supervised several mineral resource estimates or engineering studies for different projects at various stages of development. Hands-on experience for precious metals in Morocco, Ivory Coast, Mali, Burkina Faso, Australia and Canada;
   c) Design, supervision and implementation of mining programs;
   d) Review, audits, interpretation of geoscientific data; and
   e) Participation in the preparation of parts of NI 43-101 compliant Technical Reports.
5. I have read the definition of "qualified person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of NI 43-101;
6. I am not independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 312

7. I have participated in the preparation of this Technical Report and am responsible for Sections 15 to 19, 23, 24, and parts of Sections 1, and 25 to 27.
8. I have visited the Zgounder mine site several times since 2021, with my most recent visit occurring from November 27 to December 4, 2025.
9. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Technical Report;
10. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of December 2025

"Original Signed and sealed"

Patrick Pérez, P. Eng.
Director of Technical Services

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 313

CERTIFICATE OF AUTHOR

To accompany the Report entitled "*Technical Report – Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco*" which is effective as of December 16th, 2025 and issued on December 16th, 2025 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, *Sebastian Humphrey, P. Eng.*, do hereby certify:

1. I am a Project Manager with AYA Gold & Silver, with an office at 1320 Boulevard Graham, suite 132, Ville Mont Royal, Québec, Canada.
2. I am a graduate from McGill University, in Québec, Canada, with a B.Eng in Materials Engineering in 2010.
3. I am a registered member of OIQ (Ordre des Ingénieurs du Québec), membership #5017890.
4. I have worked as a Process Engineer, Metallurgist, Operations Superintendent or Project Manager continuously since my graduation from university. I have been employed continuously since my graduation in 2010. I have gained relevant experience on deposits and projects similar to the Zgounder Project, including:
   a) Working in processing plants at several metal mining operations in Canada and West Africa.
   b) Process Engineer for several precious metal and other studies, including testwork management and process plant development at various project stages.
5. I have read the definition of "qualified person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be an independent qualified person for the purposes of NI 43-101;
6. I am not independent of the issuer in accordance with the application of Section 1.5 in section 1.5 of National Instrument 43-101.
7. I am responsible for Sections 13 and parts of Sections 1 and 25 to 27.
8. I have visited the Zgounder mine site multiple times, with my most recent visit occurring on July 14-20, 2025.
9. I have no personal knowledge as of the date of this certificate of any material fact or change,

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 314

which is not reflected in this Report;

10. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of December, 2025

"Original Signed and Sealed"

Sebastian Humphrey, P. Eng.
Project Manager

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 315

CERTIFICATE OF AUTHOR

To accompany the Report entitled *"Technical Report – Updated Mineral Resource and Mineral Reserves Estimate of the Zgounder Silver Mine Operation, Kingdom of Morocco"* which is effective as of December 16th, 2025 and issued on December 16th, 2025 (the "Technical Report") prepared for AYA Gold and Silver (the "Company").

I, *David Vilder, C. Env.*, do hereby certify:

1. I am the Director of ESG with AYA Gold & Silver, with an office at 1320 Boulevard Graham, suite 132, Ville Mont Royal, Québec, Canada.
2. I am a graduate from "Concordia University", in Montreal, with a M.Env. in Environmental Assessment obtained in 2014.
3. I am a registered Chartered Environmentalist #699671 and member of IOM3 (Institute of Materials, Minerals and Mining), membership #699671.
4. I have worked as a Health & Safety, Environment and Community Manager, Corporate Social Responsibility Manager, ESG Manager and ESG Director continuously since my graduation from university. I have been employed since my graduation in 2014. I have gained relevant experience on deposits and projects similar to the Zgounder Silver Mine Operation, including:
   a) Work on mining operations and exploration projects in west Africa, in both Open Pit and Underground environment
   b) Supervision of the environmental and social impact assessment process, obtention of environmental permitting and hands-on experience for mining projects in Morocco, Ivory Coast, Guinea, Burkina Faso, Senegal and Mauritania;
   c) I have also participated and supervised the environmental and social content of several mineral resource estimates or engineering studies for different projects at various stages of development.
   d) Design, supervision and implementation of environmental and social management plans, including livelihood and resettlement action plans;
   e) Review, audits, interpretation of environmental and social management plans and ISO 14001-based environmental and social management systems; and
   f) Participation in the preparation of parts of NI 43-101 compliant Technical Reports.

AYA GOLD & SILVER INC., ZGOUNDER SILVER MINE OPERATIONS 316

5. I have read the definition of "qualified person" set out in the National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of NI 43-101;

6. I am not independent of the issuer in accordance with the application of Section 1.5 of National Instrument 43-101.

7. I have participated in the preparation of this Technical Report and am responsible for Section 20 and parts of Sections 1.

8. I have visited the Zgounder mine site several times since 2021, with my most recent visit occurring from July 14 to July 23, 2025.

9. I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Technical Report;

10. I have read NI 43-101 and Form 43-101F1 and have prepared the Technical Report in compliance with NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of December 2025

"Original Signed and sealed"

David Vilder, C.Env.
Director of ESG